82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL


01074955

REGISTRANT'S NAME Central Térmica Güemes S.A.

*CURRENT ADDRESS Ruta 34, Km. 1135 - General Güemes
Salta province, Argentina

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 5145 FISCAL YEAR 12/31/00
12/31/99

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	*AR/S (ANNUAL REPORT)*	☐
12G32BR (REINSTATEMENT)	☐	*SUPPL (OTHER)*	☒
DEF 14A (PROXY)	☐		

OICF/BY: [signature]
DATE : 1/10/02

CENTRAL TÉRMICA GÜEMES S.A.

Exhibits Filed With the
United States Securities and Exchange Commission
in Order to Reinstate an Exemption Pursuant to
Rule 12g3-2(b) of the United States Securities
Exchange Act of 1934

October 1, 2001

INDEX

EXHIBIT INDEX

Exhibit 1	2000 Annual Financial Statements with Auditor's Report
Exhibit 2	2001 1st Quarter Financial Statements
Exhibit 3	2001 2nd Quarter Financial Statements
Exhibit 4	Notice dated March 5, 2001 of General Ordinary Meeting of Shareholders to be held on March 19, 2001
Exhibit 5	Minutes of General Ordinary Meeting of Shareholders held on March 19, 2001

Exhibit 1

Exhibit 2

CENTRAL TERMICA GÜEMES S.A.
OVERVIEW OF OPERATIONS AT MARCH 31, 2001

1. Brief description of Company operations

Power generation and sales

Our power generation during the three months ended March 31, 2001 was down 30% to 271 GWh from production in the same prior-year period (387 GWh), due to major maintenance operations commenced on the 125 MW generating unit that involved placing the unit out of service between mid January and early April, 2001.

Prices

The average price at the Güemes node for energy and power deliveries during the fiscal quarter under review was $28.93 per MWh ($7,319,625 for 253 GWh), or up 8% from a $26,75/MWh ($9,736,042 for 364 GWh) average price obtained in the same period last year.

Sales

Gross sales (after netting out power purchases) during the first 2001 quarter were $7,319,625, down $2.4 million, or 25%, from gross sales of $9,736,042 made in the prior-year first quarter. The negative variation stemmed from a $3.0 million reduction due to smaller production and the positive effect ($0.6 million) of higher prices, as discussed above.

Income

For the first fiscal quarter in 2001, we incurred an $867,478 net operating loss. This result represents a $119,307 reduction from an $896,785 loss posted in the same quarter last year.

The period closed with a $1,060,956 net loss, down $270,396 from net losses posted in the prior-year first quarter. This amount includes a $300,000 charge in respect of allowances and provisions.

Equity

Our indebtedness ratio, measured as total liabilities to total liabilities and shareholders' equity, stood at 57% at March 31, 2001, or 5% lower than our debt to equity ratio of 62% at the end of fiscal 2000 first quarter.

2. Financial information

	2001	2000	1999	1998	1997
Balance sheet data					
Current assets	20,822,593	23,506,146	22,228,723	22,333,625	21,112,905
Non current assets	93,402,866	97,497,850	102,788,022	108,477,051	113,435,479
Total	**114,225,459**	**121,003,996**	**125,016,745**	**130,810,676**	**134,548,384**
Current liabilities	10,997,129	15,390,449	10,055,749	9,142,356	8,108,754
Non current liabilities	55,696,078	60,455,792	60,317,404	60,171,062	60,186,062
Subtotal	**66,693,207**	**75,846,241**	**70,373,153**	**69,313,418**	**68,294,816**
Shareholders' equity	47,532,252	45,157,755	54,643,592	61,497,258	66,253,568
Total	**114,225,459**	**121,003,996**	**125,016,745**	**130,810,676**	**134,548,384**
Income data					
Operating loss	(867,478)	(986,785)	(215,477)	(314,030)	(188,152)
Financial expense	(193,478)	252,935	(1,906,655)	(1,680,168)	(1,700,396)
Net operating loss	**(1,060,956)**	**(733,850)**	**(2,122,132)**	**(1,994,198)**	**(1,888,548)**
Extraordinary gains/losses					
Extraordinary income/loss					
Net loss	**(1,060,956)**	**(733,850)**	**(2,122,132)**	**(1,994,198)**	**(1,888,548)**
Production data					
	GWh	**GWh**	**GWh**	**GWh**	**GWh**
Generation	271	387	524	197	352
Sales	253	364	493	185	332
	2001	**2000**	**1999**	**1998**	**1997**
Financial ratios					
Liquidity	1,89	1,53	2,21	2,44	2,60
Debt to equity	1,40	1,68	1,29	1,13	1,03
Return on equity	(2.2%)	(1.6%)	(3.9%)	(3.1%)	(2.8%)

3. Prospects

Based on our most recently posted variable generation costs for the (May-October) winter period, our plant is operating at full generation capacity, as our prices have turned out to be the most competitive prices on the market relative to those of other thermal generators. For the November, 2000 – April, 2001 period, our posted prices, while competitive as compared to the system load center, may require us to operate below full capacity, due to the peculiarities of transmission capacity in the northern section of the Argentine Northwest grid.

Major maintenance on our 125 MW generating unit was completed on April 6, 2001 and the unit will now resume its normal production levels. We expect that we will regain our 2000 profitability levels over the next two fiscal quarters.

The Argentine Secretary of Energy has ratified the government's interest in the construction of a new 500 kV high-tension transmission line that would allow for the interconnection of the Northwest and Northeast grids. If completed, this project will offer growth opportunities in the long term for our General Güemes generation plant.

A new extension to our agreement with EDESA, the private power distributor that operates in Salta province, will come into effect on May 1, 2001. While contract prices under this extension are lower than those prevailing under the prior agreement, this shortcoming is compensated by a larger overall contract volume and the fact that the new contract will be in force for a term of five years.

Salta, April 27, 2001

Rubén R. Ruival	**Carlos A. Peralta**
For Supervisory Committee	President

Our April 27, 2001 report is presented separately
DELOITTE & Co. S.R.L.

LIMITED REVIEW REPORT

To the President and Directors of
Central Térmica Güiemes S.A.
Ruta 34, Km. 1135 – General Güemes
Salta province, Argentina

1. Reviewed financial statements

We have conducted a limited review on the balance sheets of Central Térmica Güemes S.A. as at March 31, 2001 and 2000, and the related statements of income, changes in shareholders' equity, and cash flows, with their accompanying notes 1 to 9 and exhibits I to IV, for the three-month periods then ended.

The preparation and issuance of financial statements is the exclusive responsibility of the Company's Board. Our responsibility is to issue a report on such financial statements based on our limited review, which was conducted with the scope indicated in paragraph 2 below.

2. Scope of our work

We conducted our limited review in accordance with Argentine generally accepted auditing standards for the limited review of interim financial statements contained in Technical Resolution No. 7 of the Argentine Federation of Professional Councils of Economic Sciences. A limited review primarily involves applying analytic procedures to the Company's financial and economic information and making inquiries with its accounting and financial officers and staff; and therefore does not include all procedures which are required to be applied in order to express an opinion on the financial statements and other reports identified in the above paragraph. A limited review is substantially lesser in scope than a financial statement audit conducted for the purpose of expressing an opinion on the Company's financial statements taken as a whole. We therefore will express no such opinion.

3. Auditors' statement

Based on our limited review, conducted as described in the preceding paragraph, we are in a position to report that all facts and circumstances that have come to our knowledge have been considered in the financial statements.

4. Special information required by current rules (for the three-month period ended March 31, 2001)

(a) The presentation of the financial statements identified in paragraph 1 above is in compliance with the financial reporting requirements of Argentine Business Companies Act 19,550 and General Resolution No. 290 of the Argentine Securities Commission.

(b) The amounts in the financial statements agree with the accounting records kept by the Company, which are being transcribed in statutory accounting books.

(c) As part of our limited review, the scope of which has been indicated in paragraph 2 above, we reviewed the overview of operations required by the Argentine Securities Commission and the additional information prepared in accordance with the requirements of section 68 of the Buenos Aires Stock Exchange Rules and Regulations. Both reports were prepared by the Company's management. We have made no findings in respect thereof that should be reported by us.

(d) As arising from the accounting records, as at March 31, 2001, the Company carried an $82,996.37 liability to the Argentine Retirement and Pension System. Of such overall liability, $15,483.69 was then due and payable.

Salta, April 27, 2001

DELOITTE & Co. S.R.L.
(Registered with the Salta CPCE
and University Professionals Association)

CENTRAL TÉRMICA GÜEMES S.A.

Ruta 34, Km. 1135 – General Güemes – Salta (Argentina)

Primary business	Operation of thermal power generation plants
Registered with Commercial Court of Record, Salta, under number:	2425, Folio 9/10, Volume 10, Corporations
Date of filing of original and amended corporate by-laws with Superintendent of Corporations:	September 18, 1992 and August 4, 2000
Duration of corporate existence:	Through February 28, 2092
Date of latest by-laws amendment:	May 14, 2000
Parent company:	Powerco S.A. Avenida de Mayo 651, Piso 3, Oficina 16, Buenos Aires, Argentina
Percentage interest held by parent:	
- equity:	60%
- votes:	60%

10TH FISCAL YEAR COMMENCED JANUARY 1, 2001
FINANCIAL STATEMENTS AS AT MARCH 31, 2001 AND 2000

(amounts stated in pesos)

CORPORATE CAPITAL

(Note 4)

	2001 and 2000 Subscribed paid-in capital (in pesos)
Common book-entry Class A stock, face value $1.00, 1 vote per share	37,743,600
Common book-entry Class B stock, face value $1.00, 1 vote per share	18,871,800
Common book-entry Class C stock, face value $1.00, 1 vote per share	6,290,600
TOTAL	62,906,000

Our April 27, 2001 report is presented separately

DELOITTE & Co. S.R.L.

CENTRAL TERMICA GÜEMES S.A.
BALANCE SHEETS AS AT MARCH 31, 2001 AND 2000
(in pesos)

	2001	2000
Assets		
Current assets		
Cash and banks	651,782	531,203
Investments (note 3.2)	6,043,890	9,709,039
Trade receivables (note 3.2)	9,231,072	8,503,812
Other receivables (note 3.3)	2,804,468	2,905,873
Supplies and materials	2,091,381	1,856,219
Total current assets	**20,822,593**	**23,506,146**
Non-current assets		
Property, plant and equipment (Exhibit I)	93,402,866	96,983,698
Intangible assets	-	514,152
Total non-current assets	**93,402,866**	**97,497,850**
Total assets	**114,225,459**	**121,003,996**
Liabilities		
Current liabilities		
Accounts payable	5,950,208	2,745,315
Loans (note 6)	12,000	6,740,000
Payroll and social security	587,479	361,390
Taxation	778,600	3,186,866
Other liabilities	32,590	26,237
Provisions (Exhibit II)	3,636,252	2,330,641
Total current liabilities	**10,997,129**	**15,390,449**
Non-current liabilities		
Loans (note 6)	54,000,000	60,000,000
Taxation	1,214,736	
Provisions (Exhibit II)	481,342	455,792
Total non-current liabilities	**55,696,078**	**60,455,792**
Total liabilities	**66,693,207**	**75,846,241**
Shareholders' equity (per respective statements)	**47,532,252**	**45,157,755**
Total liabilities and shareholders' equity	**114,225,459**	**121,003,996**

The accompanying notes 1 to 9 and exhibits I to IV are an integral part of this statement.

Ruben R. Ruival
For Supervisory Committee

Carlos A. Peralta
President

Our April 27, 2001 report is presented separately
DELOITTE & Co. S.R.L.

CENTRAL TERMICA GÜEMES S.A.
STATEMENTS OF INCOME FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2001 AND 2000
(in pesos)

	2001	2000
Net sales (note 3.5)	5,951,300	8,043,465
Cost of sales (Exhibit IV)	(5,631,043)	(7,780,993)
Gross income	**320,257**	**262,472**
Selling expenses (Exhibit IV)	(261,238)	(214,642)
Administration expenses (Exhibit IV)	(626,497)	(584,615)
Other expenses	(300,000)	(450,000)
Financial income (expense)		
On assets (note 3.6a)	123,658	276,896
On liabilities (note 3.6b and Exhibit IV)	(317,136)	(23,961)
Operating loss	**(1,060,956)**	**(733,850)**
Extraordinary losses (note 9)		(56,710)
Net loss for the period	**(1,060,956)**	**(790,560)**

The accompanying notes 1 to 9 and exhibits I to IV are an integral part of this statement.

Rubén R. Ruival
For Supervisory Committee

Carlos A. Peralta
President

Our April 27, 2001 report is presented separately
DELOITTE & Co. S.R.L.

CENTRAL TERMICA GÜEMES S.A.
STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY FOR THE THREE-MONTH PERIOD ENDED MARCH 31, 2001
(in pesos)

	Owners' contributions		Earnings reserved	Retained earnings	Total
	Capital stock	Adjustment to capital	Legal reserve		
Beginning balance	**62,906,000**	**5,341,154**	**412,206**	**(20,066,152)**	**48,593,208**
Net loss for the period				(1,060,956)	(1,060,956)
Ending balance	**62,906,000**	**5,341,154**	**412,206**	**(21,127,108)**	**47,532,252**

The accompanying notes 1 to 9 and exhibits I to IV are an integral part of this statement.

Rubén R. Ruival
For Supervisory Committee

Carlos A. Peralta
President

Our April 27, 2001 report is presented separately
DELOITTE & Co. S.R.L.

CENTRAL TERMICA GÜEMES S.A.
STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY FOR THE THREE-MONTH PERIOD ENDED MARCH 31, 2000
(in pesos)

	Owners' contributions		Earnings reserved	Retained earnings	Total
	Capital stock	Adjustment to capital	Legal reserve		
Beginning balance	**62,906,000**	**5,341,154**	**412,206**	**(22,711,045)**	**45,948,315**
Net loss for the period				(790,560)	(790,560)
Ending balance	**62,906,000**	**5,341,154**	**412,206**	**(23,501,605)**	**45,157,755**

The accompanying notes 1 to 9 and exhibits I to IV are an integral part of this statement.

Rubén R. Ruival
For Supervisory Committee

Carlos A. Peralta
President

Our April 27, 2001 report is presented separately
DELOITTE & Co. S.R.L.

CENTRAL TERMICA GÜEMES S.A.
STATEMENT OF CASH FLOW FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2001 AND 2000
(in pesos)

	2001	**2000**
Beginning cash	5,428,455	9,704,243
Net increase in cash	1,267,217	535,999
Ending cash	**6,695,672**	**10,240,242**
Changes in cash		
Net loss for the period	(1,060,956)	(790,560)
Plus: Non-cash transactions (note 8)	1,291,933	1,805,227
Cash provided by recurring and extraordinary operations	230,977	1,014,667
Net decrease in trade receivables	812,961	534,697
Net increase in liabilities	2,545,176	483,429
Total cash sources	**3,589,114**	**2,032,793**
Net increase in other receivables	(1,282,210)	(1,447,476)
Net (increase) decrease in supplies and materials	(21,689)	35,210
Property, plant and equipment acquisitions	(1,017,998)	(84,528)
Total other cash applications	**(2,321,897)**	**(1,496,794)**
Net increase in cash	**1,267,217**	**535,999**

The accompanying notes 1 to 9 and exhibits I to IV are an integral part of this statement.

Rubén R. Ruival
For Supervisory Committee

Carlos A. Peralta
President

Our April 27, 2001 report is presented separately
DELOITTE & Co. S.R.L.

CENTRAL TERMICA GÜEMES S.A.
NOTES TO THE FINANCIAL STATEMENTS FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2001 AND 2000

(in pesos)

1 Financial and economic condition of the Company. Filing for reorganization proceedings. Court approval of arrangement with creditors

In March, 1999, the Company embarked upon a process to reschedule its liabilities with a view to restoring its financial and economic health. After studying a number of possible solutions, on October 29, 1999, the Board turned down a final financial restructuring proposal made by a Noteholders Committee, in the understanding that the proposal imposed extremely onerous commitments and obligations on the Company and its shareholders. The proposal required too large a cash payment that would have reduced the Company's cash balance below the amount required to satisfy current liabilities, required shareholders to substantially reduce their individual equity interests in the Company, and provided no assurance that the proposal would be accepted by the required majority of noteholders, it so being that the Committee was formed by a reduced group of institutional investors and other noteholders might feel that their interests were not being adequately represented in the Committee's proposal. In addition, the debt reduction offered as part of the proposal was not significant and would have still left the Company heavily indebted.

The Board therefore adopted a decision, on November 2, 1999, to file for reorganization proceedings. This decision was ratified by the Special Shareholders' Meeting held on November 30, 1999. A filing was made with the pertinent civil and commercial courts of Salta on November 3, 1999, and had the effect of suspending the accrual and booking of interest on liabilities from that date onwards, as provided in the Argentine Bankruptcy Act 24,522. The grounds for this decision were (a) the rejection by the Noteholders Committee of three proposals made by the Company; (b) the impending risk that any demand or claim as might be filed against the Company might disrupt its regular operations; (c) the convenience of counting on the greater legal certainty that a court supervised financial restructuring may afford, thus eliminating the uncertainties inherent in an out-of-court arrangement with creditors; (d) a wish to seek out the best possible alternatives that would ensure the continued provision of power generation services and the protection of jobs; (e) a probability that the Company might be unable to generate sufficient cash to satisfy its financial obligations under the notes; and (f) a need to obtain debt repayment conditions that would allow the Company to maintain a balanced cash flow.

The court-supervised reorganization of the Company commenced on December 2, 1999, before the Civil and Commercial First Instance Court, 8th Nomination, of Salta Province.

Upon the expiration of the term for filing of proofs of claims on May 29, 2000, the Board approved and ratified negotiations conducted at a number of meetings held by the Company's president and some of the major noteholders to reach a final agreement that would be beneficial to both parties.

On the basis of the proposals made to the Noteholders in the course of these negotiation meetings, on June 23, 2000, the Company's Shareholders' Meeting (a) approved the terms and conditions of an exchange offer providing for the exchange of the Company's outstanding Notes for a new issue of up to US$54,000,000 simple, non-convertible, floating

or fixed interest rate Notes to be placed through a public offering and to be issued in one or more tranches and/or series; and (b) delegated to the Board all powers required to determine all other conditions relating to the issue of the new notes, to apply to the pertinent authorities for authorization to publicly offer the notes, and to decide whether they will be listed.

On August 4, 2000, the Company's Board released the basic conditions for the new issue of Notes, which were subsequently submitted to the Civil and Commercial First Instance Court of Salta Province in the form of a proposed financial restructuring plan. In essence, the conditions consist of (a) a cash payment to noteholders in the amount of US$6,000,000, equaling 10% of principal outstanding at the time of implementing the restructuring plan; and (b) delivery, in exchange for the old notes, of a new issue of notes worth US$54,000,000, due 2010, bearing annual fixed rate interest payable half-yearly as from the closing and exchange for the new notes (2.0% p.a. during the first year, 2.5% p.a. during the second year, 3.0% p.a. during the third year, and 5.0% thereafter).

On August 22, 2000, after the term afforded to file objections against the general report prepared by the court-appointed trustee had expired, the Court received the results of a vote taken among the creditors. Of all unsecured creditors, 58.5% in number of creditors, representing 67.67% of all court-recognized claims, had voted to accept the plan proposed by the Company. On August 24, 2000, the Court issued a resolution acknowledging that the required majorities had voted for the plan and an agreement had been reached with creditors to forestall the Company's bankruptcy, as provided in section 49 of Act 24,522. In view that no challenges or objections were subsequently raised, the arrangement was approved by the Court, in accordance with section 52 of Act 24,522, on September 12, 2000. Two further resolutions were issued by the court on September 19 and 26, 2000, in response to requests for clarification of the original resolution.

The Company's US$60,000,000 simple, unsecured Notes were delisted from the Buenos Aires Stock Exchange on September 21, 2000, and replaced by its new issue of US$54,000,000 simple, unsecured Notes pursuant to the terms and conditions contained in the pertinent documentation filed with the Buenos Aires Stock Exchange. In addition, on September 24, 2000, the Company obtained authorization from the Argentine Securities Commission for the public offering of its US$54,000,000 simple, unsecured Notes.

Subsequently, on November 6, 2000, the insolvency Court ordered that:

(a) the insolvency proceedings of Central Térmica Güemes S.A. be closed;
(b) the court-appointed trustee be discharged, notwithstanding any matters within his incumbency pending resolution; and
(c) that the restriction to the disposition of Central Térmica Güemes S.A.'s property be maintained in effect throughout the term of the agreement with its creditors.

The closure of the insolvency proceedings will not impair the right of creditors to make late proof of claim filings and petitions for review, which will proceed in accordance with applicable rules. However, such closure will have the effect of lifting the limitations prescribed in sections 15 and 16 of the Argentine Bankruptcy Act. Accordingly, court authorization will only be required to be secured by the Company in respect of dispositions of recordable property made otherwise than in the normal course of business.

2. Financial disclosure

The financial statements were prepared in accordance with the guidelines contained in General Resolutions No. 290 of the Argentine Securities Committee (CNV) and Technical Resolutions 6, 8, 9, 10 and 12 of the Argentine Federation of Professional Councils of Economic Science (FACPCE). The amounts contained in the financial statements were restated to constant pesos through August 31, 1995, in accordance with General Resolution No. 272/95 of the CNV, which adopted the provisions of Executive Order No. 316/95 pursuant to which restatements to account for inflation should be discontinued as from September 1, 1995. In its Resolution No. 140/96, the FACPCE has determined that financial statements may be prepared in current pesos, provided that the wholesale price index shall not experience a variation in excess of 8% during the relevant year. In compliance with the above provisions, the Company discontinued the restatement of its financial statements effective August 31, 1995.

Valuation methods

Monetary assets and liabilities: Cash and banks, receivables, payables, allowances and provisions in pesos were stated at nominal value.

Investments: Time deposits at March 31, 2000, were stated at placement value plus interest accrued thereon through that period. Mutual fund investments were stated at the market value of shares held at each period-end.

Supplies and materials: Supplies and materials were stated at their replacement value at each period-end.

Property, plant and equipment: Property, plant and equipment additions occurred prior to August 31, 1995, were stated at cost, restated through that date, while any items added subsequent to that date were stated at unrestated historical cost, net of accumulated depreciation. Property, plant and equipment are depreciated by the straight line method over their useful life, with the exception of certain property which is depreciated by the unit of production method.

Intangible assets: Intangible assets added on or before August 31, 1995, were stated at cost, restated through that date, while any subsequent additions were stated at unrestated historical cost, net of accumulated amortization. Intangible assets are amortized by the straight line method over their useful lives. Intangible assets on the books as of March 31, 2000, relate to the expenses incurred in issuing the November 1996 Notes. Intangible assets relating to software and multi-annual maintenance expenses were reclassified in 2001 as property, plant and equipment.

Foreign currency assets and liabilities: Foreign currency assets and liabilities were stated by applying exchange rates prevailing as at each year-end.

Capital stock: Capital stock was restated to August 31, 1995 pesos since the time of payment. It was stated at nominal value, with restatements in excess of such nominal value booked in a Capital Adjustment account.

Legal reserve and retained earnings: The legal reserve and retained earnings were restated through August 31, 1995.

Income (loss) for the period: Income accounts were booked at nominal value, with the exception of depreciation and amortization charges, which were determined on the basis of the value of the pertinent assets.

Recoverable value: The amounts at which assets have been booked do not exceed their recoverable value.

Imputed financial components: Imputed financial components were not shown separately due to their immateriality.

Estimates: Preparing financial statements in accordance with generally accepted accounting principles requires that the Company's management make estimates that will have a bearing on the determination of asset and liability amounts and the manner in which contingencies are disclosed as of the date of financial reporting. Actual results and amounts may differ from the estimates used to prepare the financial statements.

3. Breakdown of major balance sheet and income statement accounts

	2001	**2000**
3.1 Investments		
Time deposits		8,098,605
Mutual fund investments	6,043,890	1,610,434
Total	**6,043,890**	**9,709,039**
Breakdown of investments by term to maturity:		
Up to 3 months	**6,043,890**	
3.2 Trade receivables		
Term market receivables	8,270,009	8,283,953
Related party receivables -- Powerco S.A.	464,983	237,822
Receivables in litigation	724,359	302,037
Bad debt allowance (Exhibit II)	(228,279)	(320,000)
Total	**9,231,072**	**8,503,812**
Breakdown of receivables by term to maturity:		
a) Overdue	1,351,951	
b) Up to 3 months	7,879,121	
Total	**9,231,072**	

Trade receivables do not bear interest.

3.3 Other receivables		
Advance payments to suppliers	1,944,936	2,084,576
Tax credits	357,763	389,712
Prepaid expenses	224,154	377,194
Miscellaneous receivables	277,615	54,391

Total	2,804,468	2,905,873

Breakdown of receivables by term to maturity:	**2001**	**2000**
a) Up to 3 months	1,944,936	
3 to 6 months	581,917	
b) No stated maturity	277,615	
Total	**2,804,468**	

These are non-interest bearing receivables, with the exception of advance payments to certain suppliers, which bear interest at an annual rate of 7.5% to 10.5%

3.4 *Liabilities*

Breakdown of liabilities by term to maturity:

	2001
Up to 3 months	7,316,287
6 to 12 months	12,000
Over 1 year (1)	55,214,736
No stated maturity	4,150,184
Total	**66,693,207**

(1) Includes indebtedness under US$54,000,000 Notes, due 2010, accruing interest on a half-yearly basis at 2% p.a. in the first year, 2.5% p.a. in the second year, 3% p.a. in the third year, and 5% p.a. from the fourth through the tenth year.

3.5 *Net sales*

	2001	**2000**
Electricity sales	7,319,625	9,736,042
Discounts on account of received services	(1,323,325)	(1,647,577)
Local contribution	(45,000)	(45,000)
Total	**5,951,300**	**8,043,465**

3.6 *Financial income (expense)*

	2001	2000
a) On assets:		
Interest income	123,658	276,896
Subtotal	**123,658**	**276,896**
b) On liabilities:		
Interest expense and exchange differences (exhibit IV)	(309,136)	
Banking fees and expenses (exhibit IV)	(8,000)	(23,961)
Subtotal	**(317,136)**	**(23,961)**
Total	**(193,478)**	**252,935**

4. Capital stock

Subscribed, paid-in capital stock registered with the Public Registry of Commerce stood at $62,906,000 as at March 31, 2001 and 2000.

5. Income tax and presumptive minimum income tax

Because the Company carries net operating losses, no provision has been booked for income tax. During March, 1999, the Company appeared before the Salta Federal Court seeking a declaratory judgment and injunctive relief to protect it from payment of presumptive minimum income tax on grounds that the tax may not be applied to the Company. The court ruled against the Company's petition. On April 6, 1999, the Company lodged an appeal before the Salta Federal Appeals Court and obtained a favorable decision that granted injunctive relief with the effect of suspending the accrual and collection of this tax in respect of 1998. This decision was opposed by the tax collection authorities through an extraordinary appeal to the Federal Supreme Court. However, the Supreme Court upheld the appellate court's decision to grant injunctive relief. Because the injunction covered fiscal 1998, the Company made a petition moving the courts to extend the scope of application of the injunction to subsequent periods as necessary until a final decision is rendered in respect of the core issue. The court allowed the Company's petition and ordered that the accrual and collection of any presumptive minimum income tax prepayments be suspended until a final ruling is entered in connection with the applicability of this tax. This further court decision prompted an appeal from the taxing authorities that led the Salta Federal Appeals Court to overrule the expanded injunction. The Company unsuccessfully lodged an extraordinary appeal and a further appeal to the Federal Supreme Court, and the core issue is now awaiting final resolution by the first instance court.

The Company is weighing different courses of action, including the possibility of invoking Executive Order No. 571/00, which provides an exemption from payment of this tax for companies in the process of privatization. As arising from the text of Resolution No. 508/00 of the Ministry of Economy directing the sale of any remaining government-owned shares of stock in privatized companies, our company is currently in the process of privatization. The government maintains a 30% equity interest in the company.

6. Loans

	2001	2000
Current liabilities:		
Interest on Notes (see note 1)	12,000	6,740,000

Non-current:

The June 23, 2000, Shareholders' Meeting authorized, subject to court approval of the arrangement with creditors, the issuance of Notes by the Company under the provisions of Argentine Bankruptcy Act 24,522, and delegated to the Board the required power to determine all other issuance conditions and to file application for public offering authorization. On August 4, 2000, the Company's Board adopted a decision to make a new issue of US$54,000,000 simple, non-convertible Notes, due 2010. The new issue, together with a US$6,000,000 cash payment, will be given in exchange and replacement for principal and interest owing under the outstanding US$60,000,000 notes, which were to become due on November 26, 2001 (see note 1).

7. Claims

As of the date of these financial statements, a number of court and out-of-court claims of diverse amounts were pending. The Company's management has made its defense in each case, soundly based on applicable legal provisions. Notwithstanding, a provision was booked for these contingencies in the amount of $481,342 as of the current period-end. Management does not, however, expect that the outcome of these claims will have a significant effect on the financial and equity condition of Central Térmica Güemes S.A.

In addition, based on the matters discussed in note 5, the Company decided to book as a provision the amount relating to presumptive minimum income tax for fiscals 2000, 1999 and 1998 and the quarterly period ended March 31, 2001.

On December 15, 2000, the Federal Public Revenue Administration (AFIP) made an assessment against the Company for withholding tax omissions in respect of foreign beneficiaries, including in respect of withholding tax on interest accrued on the Notes issued by the Company in November, 1996. The Company's management and Board believe the assessment to be improper.

The AFIP made a further assessment against the Company on January 16, 2001, alleging that the Company had failed to file returns in respect of employer and employee pension and social security contributions and taxes on non-wage compensation. After a thorough review of the situation, the Company concluded that, as formulated by the AFIP, the alleged claim was lacking the essential legal conditions to be deemed as such and that no substantiation was provided that would allow for a precise identification of the purported violation. In this understanding, the Company filed a petition with the administrative courts to the effect that the assessment be declared void and that the computation of procedural terms be suspended until such legal defects are corrected and a new assessment is prepared by the AFIP that is in line with legal requirements.

8. Statement of cash flows

	2001	2000
Non-cash transactions:		
Accrued interest unpaid	12,000	
Accrued tax on unpaid interest	55,200	
Property, plant and equipment depreciation	924,733	1,278,442
Increase in allowances and provisions	300,000	450,000
Intangible asset amortization		76,785
Total	1,291,933	1,805,227

9. Extraordinary gains and losses

Extraordinary gains and losses during the year are associated with fees and expenses incurred in negotiating and restructuring the Company's financial liabilities (see note 1).

Rubén R. Ruival	**Carlos A. Peralta**
For Supervisory Committee	President

Our April 27, 2001 report is presented separately

DELOITTE & Co. S.R.L.

EXHIBIT I

CENTRAL TÉRMICA GÜEMES S.A.
FINANCIAL STATEMENTS AT MARCH 31, 2001 AND 2000 (amounts in pesos)

PROPERTY, PLANT AND EQUIPMENT

	2001								2000
	Original amounts				Period depreciation				
	Beginning balance	Added	Period-end balance	Accumulated at beginning of year	Booked in period Rate %	Booked in period Amount	Accumulated at period-end	Net book value	Net book value
Land	801,052		801,052					801,052	801,052
Buildings	27,618,404		27,618,404	5,674,218	2.55	176,844	5,851,062	21,767,342	22,324,794
Turbines	44,585,426		44,585,426	14,616,265	6.47	266,371	14,882,636	29,702,790	31,436,373
Boilers	44,956,683		44,956,683	11,932,563	5.24	216,441	12,149,004	32,807,679	34,221,924
Transformers	6,358,163		6,358,163	2,093,590	6.00	63,582	2,157,172	4,200,991	4,455,319
Water treatment plant	1,180,310		1,180,310	317,524	6.00	11,802	329,326	850,984	898,192
Ancillary equipment	381,162		381,162	125,528	6.00	3,813	129,341	251,821	267,073
Gas plant and pipeline	1,916,659		1,916,659	631,112	6.00	19,167	650,279	1,266,380	1,343,048
Tools	370,148		370,148	287,800	10.00	5,316	293,116	77,032	95,484
Vehicles	242,597		242,597	131,932	20.00	7,512	139,444	103,153	90,746
Office furniture and supplies	639,296	17,452	656,748	490,068	20.00	21,019	511,087	145,661	157,901
Facilities	363,346	324	363,670	327,240	20.00	10,918	338,158	25,512	69,312
Computer software	69,282	1,591	70,873	51,730	33.00	5,907	57,637	13,236	30,886
Multi-annual maintenance e expenses	3,656,488	998,631	4,655,119	3,149,845	16.67	116,041	3,265,886	1,389,233	794,594
TOTAL for 2001 period	**133,139,016**	**1,017,998**	**134,157,014**	**39,829,415**		**924,733**	**40,754,148**	**93,402,866**	
TOTAL for 2000 period	**132,855,197**	**84,528**	**132,939,725**	**34,677,585**		**1,278,442**	**35,956,027**		**96,983,698**

Rubén R. Ruival
For Supervisory Committee

Carlos A. Peralta
President

Our April 27, 2001 report is presented separately
DELOITTE & Co. S.R.L.

EXHIBIT II

CENTRAL TÉRMICA GÜEMES S.A.
FINANCIAL STATEMENTS AT MARCH 31, 2001 AND 2000 (amounts in pesos)

ALLOWANCES AND PROVISIONS

	2001			
	Beginning balance	**Increase**	**Decrease**	**Period-end balance**
Allowances (deducted from assets)				
Bad debt allowance	550,000		321,721	228,279
TOTAL for 2001 period	**550,000**		**321,721 (2)**	**228,279**
TOTAL for 2000 period	**320,000**			**320,000**
Provisions (carried in liabilities)				
Provision for contingencies	3,336,252	300,000		3,636,252
Provision for lawsuits	561,474		80,132	481,342
TOTAL for 2001 period	**3,897,726**	**300,000 (1)**	**80,132 (2)**	**4,117,594**
TOTAL for 2000 period	**2,442,044**	**450,000 (1)**	**(105,611) (1)**	**2,786,433**

(1) Charged to Other expenses.
(2) Amount applied to cover the relevant contingent occurrences.

Rubén R. Ruival
For Supervisory Committee

Carlos A. Peralta
President

Our April 27, 2001 report is presented separately
DELOITTE & Co. S.R.L.

EXHIBIT III

CENTRAL TÉRMICA GÜEMES S.A.
FINANCIAL STATEMENTS AT MARCH 31, 2001 AND 2000

FOREIGN CURRENCY ASSETS AND LIABILITIES

	2001				2000		
	Foreign currency		Exchange rate	Peso amount booked	Foreign currency		Peso amount booked
	Currency	Amount			Currency	Amount	
Assets							
Current assets							
Cash and banks	US$	20,080	1.00	20,080	US$	9,282	9,282
Investments	US$	5,035,331	1.00	5,035,331	US$		
Trade receivables	US$	9,231,072	1.00	9,231,072	US$	8,503,812	8,503,812
Other receivables	US$	1,530,205	1.00	1,530,205	US$	1,881,747	1,881,747
Total current assets				**15,816,688**			**10,394,841**
Total assets				**15,816,688**			**10,394,841**
Liabilities							
Current liabilities							
Accounts payable to suppliers	US$	5,095,368	1.00	5,095,368	US$	2,155,140	2,155,140
Loans: Notes	US$	12,000	1.00	12,000	US$	6,740,000	6,740,000
Total current liabilities				**5,107,368**			**8,895,140**
Non-current liabilities							
Loans: Notes	US$	54,000,000	1.00	54,000,000	US$	60,000,000	60,000,000
Total non-current liabilities				**54,000,000**			**60,000,000**
Total liabilities				**59,107,368**			**68,895,140**

Rubén R. Ruival
For Supervisory Committee

Carlos A. Peralta
President

Our April 27, 2001 report is presented separately
DELOITTE & Co. S.R.L.

EXHIBIT IV

CENTRAL TÉRMICA GÜEMES S.A.

SPECIAL REPORTING REQUIRED UNDER SECTION 64(b) OF ACT 19,550, FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2001 AND 2000 (amounts in pesos)

	2001					2000
	Cost of sales	Selling expenses	Administration expenses	Financial expenses	Total	Total
Professional fees			33,000		33,000	147,725
Salaries and wages	822,121	153,052	157,473		1,132,646	1,112,132
Pension and social security contributions	125,110	24,134	28,420		177,664	156,559
Fuel	3,534,003				3,534,003	4,977,050
Supplies and materials	69,186				69,186	222,175
Third-party services	127,869	4,243	176,910		309,022	330,534
Communications			68,921		68,921	59,957
Office expenses		7,274	41,926		49,200	58,750
Property, plant and equipment depreciation	900,111		24,622		924,733	1,278,442
Intangible asset amortization						76,785
Insurance	51,536				51,536	63,394
Interest expense and exchange differences				309,136	309,136	
Banking fees and expenses				8,000	8,000	23,961
Taxes and rates	1,107				1,107	23,413
Miscellaneous expenses		72,535	95,225		167,760	73,334
TOTAL for 2001 period	**5,631,043**	**261,238**	**626,497**	**317,136**	**6,835,914**	
TOTAL for 2000 period	**7,780,993**	**214,642**	**584,615**	**23,961**		**8,604,211**

Rubén R. Ruival
For Supervisory Committee

Carlos A. Peralta
President

Our April 27, 2001 report is presented separately
DELOITTE & Co. S.R.L.

CENTRAL TERMICA GÜEMES S.A.

SUPPLEMENTAL INFORMATION TO FINANCIAL STATEMENTS REQUIRED UNDER SECTION 68 OF BUENOS AIRES STOCK EXCHANGE REGULATIONS, FOR THE THREE-MONTH PERIOD ENDED MARCH 31, 2001

(amounts in pesos)

Business of the Company

1. Specific legal schemes or provisions of significance involving the contingent forfeiture or obtainment of benefits:

None.

2. Any material changes in the business of the Company or other similar companies occurred during the periods covered by the financial statements that affect or may affect their comparability to prior-period or future-period financial statements:

None.

3. *Breakdown of receivable and payable balances:*

See notes 3.2, 3.3 and 3.4.

4. *Breakdown of receivables and payables:*

a) Currency:

	Receivables	**Payables**
1. Local currency	1.274.263	7.585.839
2. Foreign currency (US dollars)	10.761.277	59.107.368
TOTAL	**12.035.540**	**66.693.207**

b) Adjustment:

	Receivables	Payables
1. With adjustment clause	9.231.072	171.594
2. With no adjustment clause	2.804.468	66.521.613
TOTAL	**12.035.540**	**66.693.207**

c) Interest accrual:

	Receivables	Payables
1. Interest bearing balances	1.530.205	54.000.000
2. Non-interest bearing balances	10.505.335	12.693.207
TOTAL	**12.035.540**	**66.693.207**

5. a) Equity and voting interests in related parties.

None.

b) Outstanding related-party transaction balances:

Receivable from Powerco S.A.	464.983

c) The amount receivable from Powerco S.A. is not subject to any adjustment clause and bears no interest.

6. *Amounts receivable from directors, statutory auditors, Surveillance Committee members, and their relatives to the second degree, inclusive, in respect of loans or sales:*

None.

7. *Physical count of supplies and materials:*

The Company keeps a permanent record of all inventories, with staggered physical counts made throughout the year. There are no deteriorated, broken, unused, or immobilized inventories.

Current amounts

8. *Source of data used to calculate current amounts for inventory valuation purposes:*

Data used to calculate current amounts for inventory valuation purposes were taken primarily from purchase prices.

Property, plant and equipment

9. *Any reversal of technical revaluation reserve, if a portion of the reserve has been previously reduced to cover losses:*

None.

10. *Value of obsolete property, plant and equipment items:*

None.

Interests in other companies

11. *Any interests in other companies over the limit set in section 31, Act 19,550:*

None.

Recoverable values

12. *Methods used to determine the recoverable value of significant supplies and materials and property, plant and equipment taken as a limit to calculate the book value of such items:*

The recoverable value of supplies and materials has been basically determined on the basis of their net realizable value; in the case of property, plant and equipment, their recoverable value has been calculated based on the economic benefit of the relevant items, with no regard to the present value of different cash flows or financial components.

Insurance

13. Description of insurance coverage maintained:

Property	Insured risks	Policy face	Residual book value
Vehicles	Civil liability, damage due to turnover or collision, fire, explosion, lightning, theft or burglary, in whole or in part.	118,100	103,153
Property, plant and equipment, supplies And materials (land and vehicles excepted)			
	All risk	217,000,000	94,590,042

Positive and negative contingencies

14. Basis used to calculate any allowances and provisions exceeding, either individually or in the aggregate, 2% of equity:

See note 7.

15. Any unbooked contingencies existing as of the date of the financial statements:

See notes 1 and 7.

16. Any irrevocable capital contributions for future stock subscriptions:

None.

17. Any unpaid cumulative dividends on preferred shares:

None.

18. Any conditions, circumstances, or terms to be met or completed in order for any restrictions to be removed to the distribution of retained earnings:

None exist.

Rubén R. Ruival
For Supervisory Committee

Carlos A. Peralta
President

Our April 27, 2001 report is presented separately

DELOITTE & Co. S.R.L.

SUPERVISORY COMMITTEE REPORT

To the Shareholders of
CENTRAL TÉRMICA GÜEMES S.A.

In our capacity as members of the Supervisory Committee, we have reviewed the information identified in paragraph I below, prepared in accordance with General Resolution No. 290 of the Argentine Securities Commission and in compliance with section 294 of Act 19,550. The information was prepared and issued by the Company's Board, as part of its exclusive responsibilities.

I. Reviewed information

(a) Balance sheet as at March 31, 2001.
(b) Statement of income for the three-month period ended March 31, 2001.
(c) Statement of changes in shareholders' equity for the three-month period ended March 31, 2001.
(d) Statement of cash flows for the three-month period ended March 31, 2001.
(e) Notes 1 to 9 and Exhibits I to IV to the March 31, 2001, financial statements.
(f) Overview of operations required by the Argentine Securities Commission, for the three-month period ended March 31, 2001.
(g) Supplemental information required under section 68 of the Buenos Aires Stock Exchange Regulations, for the three-month period ended March 31, 2001.

II. Scope of our review

We performed our examination in accordance with current standards for statutory auditors. These standards require that our review of the reports identified in items (a) through (e) above be made in accordance with current auditing standards for the limited review of interim financial statements, including an assessment of whether the reviewed documents and information agree with the information on corporate decisions contained in meeting minutes and whether such decisions conform to the law and the Company's bylaws in all formal and documentary respects.

In order to conduct our review of the information identified above, we reviewed the limited review conducted by external auditor Deloitte & Co. S.R.L., whose April 27, 2001, report was issued in accordance with current auditing standards for the limited review of interim financial statements. Our review included an evaluation of the manner in which their limited review was planned, of the nature, scope, and timing of the procedures applied, and of the results obtained by the auditor in its limited review. A limited review primarily involves applying analytic procedures to the Company's financial and economic information and making inquiries with its accounting and financial officers and staff. Accordingly, a limited review is substantially lesser in scope than a financial statement audit conducted for the purpose of expressing an opinion on the Company's financial statements taken as a whole. We therefore will express no such opinion. Because management control is not a responsibility of the Supervisory Committee, our review did not include an examination of any corporate judgment and decisions relating to the different areas of the Company, as these matters lie within the exclusive responsibility of the Board.

III. Opinion

Based on our review, conducted within such scope as described in paragraph II above, we are in a position to report that:

(a) the financial statements as at March 31, 2001 contemplate all facts and circumstances that have come to our knowledge.

(b) the overview of operations required by General Resolution No. 290/97 of the Argentine Securities Commission for the three-month period ended March 31, 2001 contains the information required under paragraph 6, Annex I, Book VII, of CNV General Resolution No. 290. All statements therein relating to the business environment in which the Company conducted its operations, its corporate management, and future events are the exclusive responsibility of the Board. The accounting figures included in such document and falling within the scope of our reviewing responsibility are in agreement with the accounting records kept by the Company and other pertinent documentary support.

(c) The amounts included in the financial statements have been prepared based on accounting records kept by the Company, which are currently being transcribed onto statutory accounting books.

Buenos Aires, April 27, 2001

Rubén R. Ruival
For Supervisory Committee

Exhibit 3

CENTRAL TERMICA GÜEMES S.A.
OVERVIEW OF OPERATIONS AT JUNE 30, 2001

1. Brief description of Company operations

Power generation and sales

Our power generation during the six months ended June 30, 2001 was down 14% to 711 GWh from production in the same prior-year period (827 GWh) due to major maintenance operations commenced on the 125 MW generating unit that involved placing the unit out of service between mid January and early April, 2001.

Prices

The average price at the Güemes node for energy and power deliveries during first six months of fiscal 2001 was $27.45 per MWh ($18,252,851 for 665 GWh), or up 4.5% from a $26.27/MWh ($20,360,832 for 775 GWh) average price obtained in the same period last year.

Sales

Gross sales (after netting out power purchases) during the first 2001 semester were $18,252,851, down $2.1 million, or 10.4%, from gross sales of $20,360,832 made in the same period last year. The negative variation stemmed from a $2.9 million reduction due to smaller production, offset in part by the positive effect ($0.8 million) of higher prices, as discussed above.

Income

For the six-month period ended June 30, 2001 , we incurred an $840,265 net operating loss, including a $600,000 provision for contingencies booked in respect of presumptive minimum income tax, the applicability of which has been questioned before the courts. This result represents a $816,003 reduction from a $1,656,268 loss posted in the same period last year.

The period closed with a $1,127,356 net loss, down $467,478 from net losses posted in the prior-year first half.

Equity

Our indebtedness ratio, measured as total liabilities to total liabilities and shareholders' equity, stood at 57% at June 30, 2001, or 6% lower than our debt to equity ratio of 63% at the end of the same prior-year period.

2. Financial information

Balance sheet data	2001	2000	1999	1998	1997
Current assets	16,876,347	24,723,751	19,983,557	18,131,618	17,696,945
Non current assets	94,041;794	96,257,327	101,953,576	107,112,962	112,562,072
Total	**110,918,141**	**120,981,078**	**121,937,133**	**125,244,580**	**130,259,017**
Current liabilities	7,758,070	16,131,286	9,659,349	5,025,460	4,509,984
Non current liabilities	55,694,219	60,496,311	60,309,404	60,103,562	60,186,062
Subtotal	**63,452,289**	**76,627,597**	**69,968,753**	**65,129,022**	**64,696,046**
Shareholders' equity	47,465,852	44,353,481	51,968,380	60,115,558	65,562,971
Total	**110,918,141**	**120,981,078**	**121,937,133**	**125,244,580**	**130,259,017**

Income data

	2001	2000	1999	1998	1997
Operating income (loss)	(840,265)	(1,656,268)	(1,059,376)	7,343	829,595
Financial income (expense)	(287,091)	470,321	(3,737,968)	(3,383,241)	(3,408,740)
Net operating loss	**(1,127,356)**	**(1,185,947)**	**(4,797,344)**	**(3,375,898)**	**(2,579,145)**
Extraordinary losses		(408,887)			
Net loss	**(1,127,356)**	**(1,594,834)**	**(4,797,344)**	**(3,375,898)**	**(2,579,145)**

Production data

	GWh	GWh	GWh	GWh	GWh
Generation	711	827	987	609	878
Sales	665	775	927	573	829

Financial ratios	2001	2000	1999	1998	1997
Liquidity	2.18	1.53	2.07	3.61	3.92
Debt to equity	1.34	1.73	1.35	1.08	0.99
Return on equity	(2.4%)	(3.6%)	(8.5%)	(5.3%)	(3.8%)

3. Prospects

Based on our most recently posted variable generation costs for the (May-October) winter period, our plant is operating at full generation capacity, as our prices have turned out to be competitive, in the prevailing market conditions, relative to those of other thermal generators. While our prices are competitive as compared to the system load center, certain regulatory changes introduced by Executive Order No. 804/01 and Resolution No. 135/01 of the Ministry of Housing and Infrastructure, scheduled to come into effect next September 1, may result in unforeseeable dispatch and revenue alterations. Also, our generating units may be forced to operate below full capacity by the peculiar characteristics of the northern section of the Northwest transmission grid, and our operations and results may be further affected by changes in the method used to calculate transmission costs and by the supply and delivery nodes becoming independent from the current main node in Ezeiza.

Because of the commercial policy applied at CTG, it is reasonable to expect that our projected revenues will be protected under our term contracts in force to date, so that any changes that may result from the new regulations would, for the most part, be neutralized.

Salta, July 31, 2001

Rubén R. Ruival For Supervisory Committee	**Carlos A. Peralta** President

Our July 31, 2001 report is presented separately
DELOITTE & Co. S.R.L.

Alberto Bande
Certified Public Accountant – UBA
Registration No. 1-0667-8
Salta CPCE Vol. 3, Fol. 413

LIMITED REVIEW REPORT

To the President and Directors of
Central Térmica Güemes S.A.
Ruta 34, Km. 1135 – General Güemes
Salta province, Argentina

1. Reviewed financial statements

We have conducted a limited review on the balance sheets of Central Térmica Güemes S.A. as at June 30, 2001 and 2000, and the related statements of income, changes in shareholders' equity, and cash flows, with their accompanying notes 1 to 10 and exhibits I to IV, for the six-month periods then ended.

The preparation and issuance of financial statements is the exclusive responsibility of the Company's Board. Our responsibility is to issue a report on such financial statements based on our limited review, which was conducted with the scope indicated in paragraph 2 below.

2. Scope of our work

We conducted our limited review in accordance with Argentine generally accepted auditing standards for the limited review of interim financial statements contained in Technical Resolution No. 7 of the Argentine Federation of Professional Councils of Economic Sciences. A limited review primarily involves applying analytic procedures to the Company's financial and economic information and making inquiries with its accounting and financial officers and staff; and therefore does not include all procedures which are required to be applied in order to express an opinion on the financial statements and other reports identified in the above paragraph. A limited review is substantially lesser in scope than a financial statement audit conducted for the purpose of expressing an opinion on the Company's financial statements taken as a whole. We therefore will express no such opinion.

3. Auditors' statement

Based on our limited review, conducted as described in the preceding paragraph, we are in a position to report that all facts and circumstances that have come to our knowledge have been considered in the financial statements.

4. Special information required by current rules (for the six-month period ended June 30, 2001)

(a) The presentation of the financial statements identified in paragraph 1 above is in compliance with the financial reporting requirements of Argentine Business Companies Act 19,550 and General Resolution No. 368 of the Argentine Securities Commission.

(b) The amounts in the financial statements agree with the accounting records kept by the Company, which are being transcribed in statutory accounting books.

(c) As part of our limited review, the scope of which has been indicated in paragraph 2 above, we reviewed the overview of operations required by the Argentine Securities Commission and the additional information prepared in accordance with the requirements of section 68 of the Buenos Aires Stock Exchange Rules and Regulations. Both reports were prepared by the Company's management. We have made no findings in respect thereof that should be reported by us.

(d) As arising from the accounting records, as at June 30, 2001, the Company carried a $90,559.58 liability to the Argentine Retirement and Pension System. Of such overall liability, $15,483.69 was then due and payable.

Salta, July 31, 2001

DELOITTE & Co. S.R.L.
(Registered with the Salta CPCE
and University Professionals Association)

Alberto Bande
Certified Public Accountant – UBA
Registration No. 1-0667-8
Salta CPCE Vol. 3, Fol. 413

CENTRAL TÉRMICA GÜEMES S.A.

Ruta 34, Km. 1135 – General Güemes – Salta (Argentina)

Primary business	Operation of thermal power generation plants
Registered with Commercial Court of Record, Salta, under number:	2425, Folio 9/10, Volume 10, Corporations
Date of filing of original and amended corporate by-laws with Superintendent of Corporations:	September 18, 1992 and August 4, 2000
Duration of corporate existence:	Through February 28, 2092
Date of latest by-laws amendment:	May 14, 2000
Parent company:	Powerco S.A. Avenida de Mayo 651, Piso 3, Oficina 16, Buenos Aires, Argentina
Percentage interest held by parent:	
- equity:	60%
- votes:	60%

10TH FISCAL YEAR COMMENCED JANUARY 1, 2001
FINANCIAL STATEMENTS AS AT JUNE 30, 2001 AND 2000
(six-month period)
(amounts stated in pesos)

CORPORATE CAPITAL
(Note 4)

	2001 and 2000 Subscribed paid-in capital (in pesos)
Common book-entry Class A stock, face value $1.00, 1 vote per share	37,743,600
Common book-entry Class B stock, face value $1.00, 1 vote per share	18,871,800
Common book-entry Class C stock, face value $1.00, 1 vote per share	6,290,600
TOTAL	**62,906,000**

Our July 31, 2001 report is presented separately
DELOITTE & Co. S.R.L.

Alberto Bande
Certified Public Accountant – UBA
Registration No. 1-0667-8
Salta CPCE Vol. 3, Fol. 413

CENTRAL TERMICA GÜEMES S.A.
BALANCE SHEETS AS AT JUNE 30, 2001 AND 2000
(in pesos)

	2001	2000
Assets		
Current assets		
Cash and banks	448,284	1,727,767
Investments (note 3.1)	3,558,221	10,315,159
Trade receivables (note 3.2)	9,446,261	9,175,773
Other receivables (note 3.3)	1,321,209	1,671,934
Supplies and materials	2,102,372	1,833,118
Total current assets	**16,876,347**	**24,723,751**
Non-current assets		
Other receivables (note 3.3)	902,285	
Property, plant and equipment (Exhibit I)	93,139,509	95,819,960
Intangible assets		437,367
Total non-current assets	**94,041,794**	**96,257,327**
Total assets	**110,918,141**	**120,981,078**
Liabilities		
Current liabilities		
Accounts payable	1,953,071	2,036,228
Loans (note 6)	282,000	7,732,239
Payroll and social security	350,292	304,351
Taxation	1,201,818	3,313,216
Other liabilities	34,637	9,000
Provisions (Exhibit II)	3,936,252	2,736,252
Total current liabilities	**7,758,070**	**16,131,286**
Non-current liabilities		
Loans (note 6)	54,000,000	60,000,000
Taxation	1,214,736	
Provisions (Exhibit II)	479,483	496,311
Total non-current liabilities	**55,694,219**	**60,496,311**
Total liabilities	**63,452,289**	**76,627,597**
Shareholders' equity (per respective statements)	**47,465,852**	**44,353,481**
Total liabilities and shareholders' equity	**110,918,141**	**120,981,078**

The accompanying notes 1 to 10 and exhibits I to IV are an integral part of this statement.

Ruben R. Ruival
For Supervisory Committee

Carlos A. Peralta
President

Our July 31, 2001 report is presented separately
DELOITTE & Co. S.R.L.

Alberto Bande
Certified Public Accountant – UBA
Registration No. 1-0667-8
Salta CPCE Vol. 3, Fol. 413

CENTRAL TERMICA GÜEMES S.A.
STATEMENTS OF INCOME FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2001 AND 2000
(in pesos)

	2001	2000
Net sales (note 3.5)	15,237,369	16,751,776
Cost of sales (Exhibit IV)	(13,484,513)	(15,827,761)
Gross income	**1,752,856**	**924,015**
Selling expenses (Exhibit IV)	(526,954)	(520,219)
Administration expenses (Exhibit IV)	(1,446,167)	(1,170,106)
Other expenses	(600,000)	(889,958)
Financial income (expense)		
On assets (note 3.6.a)	370,158	512,282
On liabilities (note 3.6.b and Exhibit IV)	(657,249)	(41,961)
Operating loss	**(1,127,356)**	**(1,185,947)**
Extraordinary losses (note 9)		(408,887)
Net loss for the period	**(1,127,356)**	**(1,594,834)**

The accompanying notes 1 to 10 and exhibits I to IV are an integral part of this statement.

Rubén R. Ruival
For Supervisory Committee

Carlos A. Peralta
President

Our July 31, 2001 report is presented separately
DELOITTE & Co. S.R.L.

Alberto Bande
Certified Public Accountant – UBA
Registration No. 1-0667-8
Salta CPCE Vol. 3, Fol. 413

CENTRAL TERMICA GÜEMES S.A.
STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY FOR THE SIX-MONTH PERIOD ENDED JUNE 30, 2001
(in pesos)

	Owners' contributions		Earnings reserved	Retained earnings	Total
	Capital stock	Adjustment to capital	Legal reserve		
Beginning balance	**62,906,000**	**5,341,154**	**412,206**	**(20,066,152)**	**48,593,208**
Net loss for the period				(1,127,356)	(1,127,356)
Ending balance	**62,906,000**	**5,341,154**	**412,206**	**(21,193,508)**	**47,465,852**

The accompanying notes 1 to 10 and exhibits I to IV are an integral part of this statement.

Rubén R. Ruival
For Supervisory Committee

Carlos A. Peralta
President

Our July 31, 2001 report is presented separately
DELOITTE & Co. S.R.L.

Alberto Bande
Certified Public Accountant – UBA
Registration No. 1-0667-8
Salta CPCE Vol. 3, Fol. 413

CENTRAL TERMICA GÜEMES S.A.
STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY FOR THE SIX-MONTH PERIOD ENDED JUNE 30, 2000
(in pesos)

	Owners' contributions		Earnings reserved	Retained earnings	Total
	Capital stock	Adjustment to capital	Legal reserve		
Beginning balance	**62,906,000**	**5,341,154**	**412,206**	**(22,711,045)**	**45,948,315**
Net loss for the period				(1,594,834)	(1,594,834)
Ending balance	**62,906,000**	**5,341,154**	**412,206**	**(24,305,879)**	**44,353,481**

The accompanying notes 1 to 10 and exhibits I to IV are an integral part of this statement.

Rubén R. Ruival
For Supervisory Committee

Carlos A. Peralta
President

Our April 27, 2001 report is presented separately
DELOITTE & Co. S.R.L.

Alberto Bande
Certified Public Accountant – UBA
Registration No. 1-0667-8
Salta CPCE Vol. 3, Fol. 413

CENTRAL TERMICA GÜEMES S.A.
STATEMENT OF CASH FLOW FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2001 AND 2000
(in pesos)

	2001	2000
Beginning cash	5,428,455	9,704,243
Net (decrease) increase in cash	(1,421,950)	2,338,683
Ending cash	**4,006,505**	**12,042,926**
Changes in cash		
Net loss for the period	(1,127,356)	(1,594,834)
Plus: Non-cash transactions (note 8)	2,859,332	3,686,773
Cash provided by recurring and extraordinary operations	1,731,976	2,091,939
Net (increase) decrease in trade receivables	597,772	(217,264)
Net increase in liabilities		814,785
Other sources of cash	597,772	597,521
Total cash sources	**2,329,748**	**2,689,460**
Net increase in other receivables	(701,236)	(213,537)
Net (increase) decrease in supplies and materials	(32,680)	58,311
Property, plant and equipment acquisitions	(2,089,240)	(195,551)
Net decrease in liabilities	(928,542)	
Total other cash applications	**(3,751,698)**	**(350,777)**
Net (decrease) increase in cash	**(1,421,950)**	**2,338,683**

The accompanying notes 1 to 10 and exhibits I to IV are an integral part of this statement.

Rubén R. Ruival
For Supervisory Committee

Carlos A. Peralta
President

Our April 27, 2001 report is presented separately
DELOITTE & Co. S.R.L.

Alberto Bande
Certified Public Accountant – UBA
Registration No. 1-0667-8
Salta CPCE Vol. 3, Fol. 413

CENTRAL TERMICA GÜEMES S.A.
NOTES TO THE FINANCIAL STATEMENTS FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2001 AND 2000
(in pesos)

1 Financial and economic condition of the Company. Filing for reorganization proceedings. Court approval of arrangement with creditors

In March, 1999, the Company embarked upon a process to reschedule its liabilities with a view to restoring its financial and economic health. After studying a number of possible solutions, on October 29, 1999, the Board turned down a final financial restructuring proposal made by a Noteholders Committee, in the understanding that the proposal imposed extremely onerous commitments and obligations on the Company and its shareholders. The proposal required too large a cash payment that would have reduced the Company's cash balance below the amount required to satisfy current liabilities, required shareholders to substantially reduce their individual equity interests in the Company, and provided no assurance that the proposal would be accepted by the required majority of noteholders, it so being that the Committee was formed by a reduced group of institutional investors and other noteholders might feel that their interests were not being adequately represented in the Committee's proposal. In addition, the debt reduction offered as part of the proposal was not significant and would have still left the Company heavily indebted.

The Board therefore adopted a decision, on November 2, 1999, to file for reorganization proceedings. This decision was ratified by the Special Shareholders' Meeting held on November 30, 1999. A filing was made with the pertinent civil and commercial courts of Salta on November 3, 1999, and had the effect of suspending the accrual and booking of interest on liabilities from that date onwards, as provided in the Argentine Bankruptcy Act 24,522. The grounds for this decision were (a) the rejection by the Noteholders Committee of three proposals made by the Company; (b) the impending risk that any demand or claim as might be filed against the Company might disrupt its regular operations; (c) the convenience of counting on the greater legal certainty that a court supervised financial restructuring may afford, thus eliminating the uncertainties inherent in an out-of-court arrangement with creditors; (d) a wish to seek out the best possible alternatives that would ensure the continued provision of power generation services and the protection of jobs; (e) a probability that the Company might be unable to generate sufficient cash to satisfy its financial obligations under the notes; and (f) a need to obtain debt repayment conditions that would allow the Company to maintain a balanced cash flow.

The court-supervised reorganization of the Company commenced on December 2, 1999, before the Civil and Commercial First Instance Court, 8th Nomination, of Salta Province.

Upon the expiration of the term for filing of proofs of claims on May 29, 2000, the Board approved and ratified negotiations conducted at a number of meetings held by the Company's president and some of the major noteholders to reach a final agreement that would be beneficial to both parties.

On the basis of the proposals made to the Noteholders in the course of these negotiation meetings, on June 23, 2000, the Company's Shareholders' Meeting (a) approved the terms and conditions of an exchange offer providing for the exchange of the Company's outstanding Notes for a new issue of up to US$54,000,000 simple, non-convertible, floating

or fixed interest rate Notes to be placed through a public offering and to be issued in one or more tranches and/or series; and (b) delegated to the Board all powers required to determine all other conditions relating to the issue of the new notes, to apply to the pertinent authorities for authorization to publicly offer the notes, and to decide whether they will be listed.

On August 4, 2000, the Company's Board released the basic conditions for the new issue of Notes, which were subsequently submitted to the Civil and Commercial First Instance Court of Salta Province in the form of a proposed financial restructuring plan. In essence, the conditions consist of (a) a cash payment to noteholders in the amount of US$6,000,000, equaling 10% of principal outstanding at the time of implementing the restructuring plan; and (b) delivery, in exchange for the old notes, of a new issue of notes worth US$54,000,000, due 2010, bearing annual fixed rate interest payable half-yearly as from the closing and exchange for the new notes (2.0% p.a. during the first year, 2.5% p.a. during the second year, 3.0% p.a. during the third year, and 5.0% thereafter).

On August 22, 2000, after the term afforded to file objections against the general report prepared by the court-appointed trustee had expired, the Court received the results of a vote taken among the creditors. Of all unsecured creditors, 58.5% in number of creditors, representing 67.67% of all court-recognized claims, had voted to accept the plan proposed by the Company. On August 24, 2000, the Court issued a resolution acknowledging that the required majorities had voted for the plan and an agreement had been reached with creditors to forestall the Company's bankruptcy, as provided in section 49 of Act 24,522. In view that no challenges or objections were subsequently raised, the arrangement was approved by the Court, in accordance with section 52 of Act 24,522, on September 12, 2000. Two further resolutions were issued by the court on September 19 and 26, 2000, in response to requests for clarification of the original resolution.

The Company's US$60,000,000 simple, unsecured Notes were delisted from the Buenos Aires Stock Exchange on September 21, 2000, and replaced by its new issue of US$54,000,000 simple, unsecured Notes pursuant to the terms and conditions contained in the pertinent documentation filed with the Buenos Aires Stock Exchange. In addition, on September 24, 2000, the Company obtained authorization from the Argentine Securities Commission for the public offering of its US$54,000,000 simple, unsecured Notes.

Subsequently, on November 6, 2000, the insolvency Court ordered that:

(a) the insolvency proceedings of Central Térmica Güemes S.A. be closed;
(b) the court-appointed trustee be discharged, notwithstanding any matters within his incumbency pending resolution; and
(c) that the restriction to the disposition of Central Térmica Güemes S.A.'s property be maintained in effect throughout the term of the agreement with its creditors.

The closure of the insolvency proceedings will not impair the right of creditors to make late proof of claim filings and petitions for review, which will proceed in accordance with applicable rules. However, such closure will have the effect of lifting the limitations prescribed in sections 15 and 16 of the Argentine Bankruptcy Act. Accordingly, court authorization will only be required to be secured by the Company in respect of dispositions of recordable property made otherwise than in the normal course of business.

2. Financial disclosure

The financial statements were prepared in accordance with the guidelines contained in General Resolutions No. 290 of the Argentine Securities Committee (CNV) and Technical Resolutions 6, 8, 9, 10 and 12 of the Argentine Federation of Professional Councils of Economic Science (FACPCE). The amounts contained in the financial statements were restated to constant pesos through August 31, 1995, in accordance with General Resolution No. 272/95 of the CNV, which adopted the provisions of Executive Order No. 316/95 pursuant to which restatements to account for inflation should be discontinued as from September 1, 1995. In its Resolution No. 140/96, the FACPCE has determined that financial statements may be prepared in current pesos, provided that the wholesale price index shall not experience a variation in excess of 8% during the relevant year. In compliance with the above provisions, the Company discontinued the restatement of its financial statements effective August 31, 1995.

Valuation methods

Monetary assets and liabilities: Cash and banks, receivables, payables, allowances and provisions in pesos were stated at nominal value, plus accrued interest, where applicable, through each period-end.

Foreign currency assets and liabilities: Foreign currency assets and liabilities were stated by applying exchange rates prevailing as at each period-end, plus accrued interest, if applicable.

Investments: Time deposits at June 30, 2000, were stated at placement value plus interest accrued thereon through that date. Mutual fund investments were stated at the market value of shares held at each period-end.

Supplies and materials: Supplies and materials were stated at their replacement value at each period-end.

Property, plant and equipment: Property, plant and equipment additions occurred prior to August 31, 1995, were stated at cost, restated through that date, while any items added subsequent to that date were stated at unrestated historical cost, net of accumulated depreciation. Property, plant and equipment are depreciated by the straight line method over their useful life, with the exception of certain property which is depreciated by the unit of production method.

Intangible assets: Intangible assets added on or before August 31, 1995, were stated at cost, restated through that date, while any subsequent additions were stated at unrestated historical cost, net of accumulated amortization. Intangible assets are amortized by the straight line method over their useful lives. Intangible assets on the books as of June 30, 2000, relate to the expenses incurred in issuing the November 1996 Notes. Intangible assets relating to software and multi-annual maintenance expenses were reclassified in 2001 as property, plant and equipment.

Capital stock: Capital stock was restated to August 31, 1995 pesos since the time of payment. It was stated at nominal value, with restatements in excess of such nominal value booked in a Capital Adjustment account.

Legal reserve and retained earnings: The legal reserve and retained earnings were restated through August 31, 1995.

Income (loss) for the period: Income accounts were booked at nominal value, with the exception of depreciation and amortization charges, which were determined on the basis of the value of the pertinent assets.

Recoverable value: The amounts at which assets have been booked do not exceed their recoverable value.

Imputed financial components: Imputed financial components were not shown separately due to their immateriality.

Estimates: Preparing financial statements in accordance with generally accepted accounting principles requires that the Company's management make estimates that will have a bearing on the determination of asset and liability amounts and the manner in which contingencies are disclosed as of the date of financial reporting. Actual results and amounts may differ from the estimates used to prepare the financial statements.

3. Breakdown of major balance sheet and income statement accounts

	2001	2000
3.1 Investments		
Time deposits		200,236
Mutual fund investments	3,558,221	10,114,923
Total	**3,558,221**	**10,315,159**
Breakdown of investments by term to maturity:		
Up to 3 months	**3,558,221**	**10,315,159**
3.2 Trade receivables		
Term market receivables	8,142,199	9,022,769
Related party receivables -- Powerco S.A.	685,373	128,881
Receivables in litigation	772,337	424,123
Bad debt allowance (Exhibit II)	(153,648)	(400,000)
Total	**9,446,261**	**9,175,773**
Breakdown of receivables by term to maturity:		
a) Overdue	1,337,130	637,308
b) Up to 3 months	8,109,131	8,538,465
Total	**9,446,261**	**9,175,773**

Trade receivables do not bear interest.

	2001	2000
3.3 Other receivables		
Current assets		
Advance payments to suppliers	571,479	988,970
Tax credits	308,390	357,708
Prepaid expenses	154,615	252,952

Miscellaneous receivables	286,725	72,304
Total	**1,321,209**	**1,671,934**

	2001	2000
Non-current assets		
EDESA S.A., 132 kW high tension line (note 10)	902,285	

Breakdown of receivables by term to maturity:

	2001	2000
a) Up to 3 months	721,479	1,195,378
3 to 6 months	57,116	97,602
6 to 9 months		51,729
9 to 12 months	84,313	72,430
Over 1 year	902,285	
b) No stated maturity	458,301	254,795
Total	**2,223,494**	**1,671,934**

These are non-interest bearing receivables, with the exception of advance payments to certain suppliers, which bear interest at an annual rate of 7.5% to 10.5%

3.4 *Liabilities*

Breakdown of liabilities by term to maturity:

	2001	2000
Up to 3 months	3,716,605	4,249,028
Over 1 year (1)	55,694,219	60,496,311
No stated maturity	4,041,465	11,882,258
Total	**63,452,289**	**76,627,597**

(1) Includes indebtedness under US$54,000,000 Notes, due 2010, accruing interest on a half-yearly basis at 2% p.a. in the first year, 2.5% p.a. in the second year, 3% p.a. in the third year, and 5% p.a. from the fourth through the tenth year.

3.5 *Net sales*

	2001	2000
Electricity sales	18,252,851	20,360,832
Discounts on account of received services	(2,925,482)	(3,519,056)
Local contribution	(90,000)	(90,000)
Total	**15,237,369**	**16,751,776**

3.6 *Financial income (expense)*

	2001	2000
a) On assets:		
Interest income	370,158	512,282
Subtotal	**370,158**	**512,282**
b) On liabilities:		
Interest expense and exchange differences (exhibit IV)	(634,476)	(22,275)
Banking fees and expenses (exhibit IV)	(22,773)	(19,686)
Subtotal	**(657,249)**	**(41,961)**

Total	(287,091)	470,321

4. Capital stock

Subscribed, paid-in capital stock registered with the Public Registry of Commerce stood at $62,906,000 as at June 30, 2001 and 2000.

5. Income tax and presumptive minimum income tax

Because the Company carries net operating losses, no provision has been booked for income tax. During March, 1999, the Company appeared before the Salta Federal Court seeking a declaratory judgment and injunctive relief to protect it from payment of presumptive minimum income tax on grounds that the tax may not be applied to the Company. The court ruled against the Company's petition. On April 6, 1999, the Company lodged an appeal before the Salta Federal Appeals Court and obtained a favorable decision that granted injunctive relief with the effect of suspending the accrual and collection of this tax in respect of 1998. This decision was opposed by the tax collection authorities through an extraordinary appeal to the Federal Supreme Court. However, the Supreme Court upheld the appellate court's decision to grant injunctive relief. Because the injunction covered fiscal 1998, the Company made a petition moving the courts to extend the scope of application of the injunction to subsequent periods as necessary until a final decision is rendered in respect of the core issue. The court allowed the Company's petition and ordered that the accrual and collection of any presumptive minimum income tax prepayments be suspended until a final ruling is entered in connection with the applicability of this tax. This further court decision prompted an appeal from the taxing authorities that led the Salta Federal Appeals Court to overrule the expanded injunction. The Company unsuccessfully lodged an extraordinary appeal and a further appeal to the Federal Supreme Court, and the core issue is now awaiting final resolution by the first instance court.

The Company is weighing different courses of action, including the possibility of invoking Executive Order No. 571/00, which provides an exemption from payment of this tax for companies in the process of privatization. As arising from the text of Resolution No. 508/00 of the Ministry of Economy directing the sale of any remaining government-owned shares of stock in privatized companies, our company is currently in the process of privatization. The government maintains a 30% equity interest in the company.

6. Loans

	2001	2000
Current liabilities:		
Interest on Notes (see note 1)	282,000	6,740,000
Current account overdrafts	-	992,239
	282,000	**7,732,239**

Non-current:

The June 23, 2000, Shareholders' Meeting authorized, subject to court approval of the arrangement with creditors, the issuance of Notes by the Company under the provisions of Argentine Bankruptcy Act 24,522, and delegated to the Board the required power to determine all other issuance conditions and to file application for public offering authorization. On August 4, 2000, the Company's Board adopted a decision to make a new

issue of US$54,000,000 simple, non-convertible Notes, due 2010. The new issue, together with a US$6,000,000 cash payment, were given in exchange and replacement for principal and interest owing under the outstanding US$60,000,000 notes, which were to become due on November 26, 2001 (see note 1).

7. Claims

As of the date of these financial statements, a number of court and out-of-court claims of diverse amounts were pending. The Company's management has made its defense in each case, soundly based on applicable legal provisions. Notwithstanding, a provision was booked for these contingencies in the amount of $479,483 as of the current period-end. Management does not, however, expect that the outcome of these claims will have a significant effect on the financial and equity condition of Central Térmica Güemes S.A.

In addition, based on the matters discussed in note 5, the Company decided to book as a provision the amount relating to presumptive minimum income tax for fiscals 2000, 1999 and 1998 and the six-month period ended June 30, 2001.

On December 15, 2000, the Federal Public Revenue Administration (AFIP) made an assessment against the Company for withholding tax omissions in respect of foreign beneficiaries, including in respect of withholding tax on interest accrued on the Notes issued by the Company in November, 1996. The Company's management and Board believe the assessment to be improper.

The AFIP made a further assessment against the Company on January 16, 2001, alleging that the Company had failed to file returns in respect of employer and employee pension and social security contributions and taxes on non-wage compensation. After a thorough review of the situation, the Company concluded that, as formulated by the AFIP, the alleged claim was lacking the essential legal conditions to be deemed as such and that no substantiation was provided that would allow for a precise identification of the purported violation. In this understanding, the Company filed a petition with the administrative courts to the effect that the assessment be declared void and that the computation of procedural terms be suspended until such legal defects are corrected and a new assessment is prepared by the AFIP that is in line with legal requirements.

8. Statement of cash flows

	2001	**2000**
Non-cash transactions:		
Property, plant and equipment depreciation	2,259,332	2,553,203
Increase in allowances and provisions	600,000	980,000
Intangible asset amortization		153,570
Total	**2,859,332**	**3,686,773**

9. Extraordinary gains and losses

Extraordinary gains and losses as of June 30, 2000 are associated with fees and expenses incurred in negotiating and restructuring the Company's financial liabilities (see note 1).

10. Expansion of transmission system. 132 kW Güemes – Salta Norte high tension line

In the last years, the northwest of Argentina has been subject to restrictions attributed to insufficient capacity in the power transmission system, which was overpowered by excess electricity supply carried toward consumption areas.

On March 16, 2001, the Company entered into an extension of its power supply agreement with Edesa S.A. whereby Central Térmica Güemes S.A. has undertaken to supply Edesa with power for a term of 5 years running as from the date on which certain obligations assumed by the Company are satisfied. Under the agreement, the Company further agreed to:

- Provide financing for and complete any requirements as applicable to build a 132 kW high tension line between Central Térmica Güemes S.A.'s generation plant and Salta Norte. The project should be brought into operation within a maximum 14 month term as from the effective date of the agreement between our company and Edesa;

- Transfer ownership of the project to Edesa S.A. upon its completion. As from the date of transfer, the company will be entitled to receive monthly fee payments from Edesa, for a term of 46 months, to recover the amount of its investment in the project.

Edesa S.A. agreed to procure its entire power requirements from the company until physical generation facilities are in place to provide electricity to the northern region of Salta province.

The conditions and effectiveness of the agreement are contingent upon its acceptance and approval by the ENRESP and CAMMESA. Such authorizations were pending as of the date of these financial statements.

As of June 30, 2001, disbursements made in connection with this project amounted to $902,285. This amount was booked as a non-current receivable.

Rubén R. Ruival	**Carlos A. Peralta**
For Supervisory Committee	President

Our July 31, 2001 report is presented separately
DELOITTE & Co. S.R.L.

Alberto Bande
Certified Public Accountant – UBA
Registration No. 1-0667-8
CPCE Salta, Vol. 3, Fol. 413

EXHIBIT I

CENTRAL TÉRMICA GÜEMES S.A.
FINANCIAL STATEMENTS AT JUNE 30, 2001 AND 2000 (amounts in pesos)

PROPERTY, PLANT AND EQUIPMENT

	2001										2000
	Original amounts				Period depreciation					Net book value	Net book value
	Beginning balance	Added	Retired	Period-end Balance	Accumulated at beginning of year	Retired	Booked in period Rate %	Booked in period Amount	Accumulated at period-end		
Land	801,052			801,052						801,052	801,052
Buildings	27,618,404			27,618,404	5,674,218		2.55	353,688	6,027,906	21,590,498	22,211,507
Turbines	44,585,426			44,585,426	14,616,265		3.37	752,091	15,368,356	29,217,070	30,970,338
Boilers	44,956,683			44,956,683	11,932,563		2.73	612,796	12,545,359	32,411,324	33,841,374
Transformers	6,358,163			6,358,163	2,093,590		4.00	127,164	2,220,754	4,137,409	4,391,737
Water treatment plant	1,180,310			1,180,310	317,524		4.00	23,604	341,128	839,182	886,390
Ancillary equipment	381,162			381,162	125,528		4.00	7,626	133,154	248,008	263,260
Gas plant and pipeline	1,916,659			1,916,659	631,112		4.00	38,334	669,446	1,247,213	1,323,881
Tools	370,148			370,148	287,800		10.00	14,061	301,861	68,287	82,737
Vehicles	242,597			242,597	131,932		20.00	15,024	146,956	95,641	84,396
Office furniture and supplies	639,296	22,681		661,977	490,068		20.00	42,761	532,829	129,148	183,229
Facilities	363,346	324		363,670	327,240		20.00	21,949	349,189	14,481	58,281
Computer software	69,282	2,912		72,194	51,730		33.00	11,918	63,648	8,546	28,028
Multi-annual maintenance e expenses	3,656,488	2,063,323		5,719,811	3,149,845		16.67	238,316	3,388,161	2,331,650	693,680
TOTAL for 2001 period	**133,139,016**	**2,089,240**		**135,228,256**	**39,829,415**			**2,259,332**	**42,088,747**	**93,139,509**	
TOTAL for 2000 period	**132,855,197**	**195,551**	**40,182**	**133,010,566**	**34,677,585**	**40,182**		**2,553,203**	**37,190,606**		**95,819,960**

Rubén R. Ruival
For Supervisory Committee

Carlos A. Peralta
President

Our July 31, 2001 report is presented separately
DELOITTE & Co. S.R.L.

CENTRAL TÉRMICA GÜEMES S.A.

FINANCIAL STATEMENTS AT MARCH 31, 2001 AND 2000 (amounts in pesos)

EXHIBIT II

ALLOWANCES AND PROVISIONS

	2001				2000
	Beginning balance	**Increase**	**Decrease**	**Period-end balance**	
<u>Allowances (deducted from assets)</u>					
Bad debt allowance	550,000		396,352 (2)	153,648	
TOTAL for 2001 period	**550,000**		**396,352**	**153,648**	
TOTAL for 2000 period	**320,000**	**80,000**			**400,000**
<u>Provisions (carried in liabilities)</u>					
Provision for contingencies	3,336,252	600,000 (1)		3,936,252	2,736,252
Provision for lawsuits	561,474		81,991 (2)	479,483	496,311
TOTAL for 2001 period	**3,897,726**	**600,000**	**81,991**	**4,415,735**	
TOTAL for 2000 period	**2,442,044**	**900,000**	**109,481**		**3,232,563**

(1) Charged to Other expenses.
(2) Amount applied to cover the relevant contingent occurrences.

Rubén R. Ruival
For Supervisory Committee

Carlos A. Peralta
President

Our July 31, 2001 report is presented separately
DELOITTE & Co. S.R.L.

Alberto Bande
Certified Public Accountant – UBA
Registration No. 1-0667-8
CPCE Salta, Vol. 3, Fol. 413

EXHIBIT III

CENTRAL TÉRMICA GÜEMES S.A.
FINANCIAL STATEMENTS AT JUNE 30, 2001 AND 2000

FOREIGN CURRENCY ASSETS AND LIABILITIES

	2001				2000		
	Foreign currency		Exchange rate	Peso amount booked	Foreign currency		Peso amount booked
	Currency	Amount			Currency	Amount	
Assets							
Current assets							
Cash and banks	US$	28,969	1.00	28,969	US$	9,769	9,769
Investments	US$	2,119,503	1.00	2,119,503	US$	6,014,416	6,014,416
Trade receivables	US$	9,372,858	1.00	9,372,858	US$	9,175,773	9,175,773
Other receivables	US$	514,684	1.00	514,684	US$	1,186,000	1,186,000
Total current assets				**12,036,014**			**16,385,958**
Total assets				**12,036,014**			**16,385,958**
Liabilities							
Current liabilities							
Accounts payable to suppliers	US$	1,259,923	1.00	1,259,923	US$	1,553,284	1,553,284
Loans: Notes	US$	282,000	1.00	282,000	US$	6,740,000	6,740,000
Total current liabilities				**1,541,923**			**8,293,284**
Non-current liabilities							
Loans: Notes	US$	54,000,000	1.00	54,000,000	US$	60,000,000	60,000,000
Total non-current liabilities				**54,000,000**			**60,000,000**
Total liabilities				**55,541,923**			**68,293,284**

Rubén R. Ruival
For Supervisory Committee

Carlos A. Peralta
President

Our July 31, 2001 report is presented separately
DELOITTE & Co. S.R.L.

Alberto Bande
Certified Public Accountant – UBA
Registration No. 1-0667-8
CPCE Salta, Vol. 3, Fol. 413

EXHIBIT IV

CENTRAL TÉRMICA GÜEMES S.A.

SPECIAL REPORTING REQUIRED UNDER SECTION 64(b) OF ACT 19,550, FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2001 AND 2000 (amounts in pesos)

	2001					2000
	Cost of sales	Selling expenses	Administration expenses	Financial expenses	Total	Total
Professional fees			83,444		83,444	242,291
Salaries and wages	1,647,972	315,233	330,535		2,293,740	2,189,217
Pension and social security contributions	237,219	48,083	56,056		341,358	319,610
Fuel	8,786,844				8,786,844	10,160,930
Supplies and materials	194,458				194,458	313,521
Third-party services	304,571	26,060	406,752		737,383	940,280
Communications			120,637		120,637	126,038
Office expenses		15,832	97,338		113,170	120,771
Property, plant and equipment depreciation	2,208,168		51,164		2,259,332	2,553,203
Intangible asset amortization						153,570
Insurance	103,645				103,645	119,340
Interest expense and exchange differences			73,498	634,476	707,974	22,275
Banking fees and expenses				22,773	22,773	19,686
Taxes and rates	1,636				1,636	45,774
Miscellaneous expenses		121,746	246,743		368,489	233,541
TOTAL for 2001 period	**13,484,513**	**526,954**	**1,466,167**	**657,249**	**16,134,883**	
TOTAL for 2000 period	**15,827,761**	**520,219**	**1,170,106**	**41,961**		**17,560,047**

Rubén R. Ruival
For Supervisory Committee

Carlos A. Peralta
President

Our July 31, 2001 report is presented separately
DELOITTE & Co. S.R.L.

Alberto Bande
Certified Public Accountant – UBA
Registration No. 1-0667-8
CPCE Salta, Vol. 3, Fol. 413

CENTRAL TERMICA GÜEMES S.A.

SUPPLEMENTAL INFORMATION TO FINANCIAL STATEMENTS REQUIRED UNDER SECTION 68 OF BUENOS AIRES STOCK EXCHANGE REGULATIONS, FOR THE SIX-MONTH PERIOD ENDED JUNE 30, 2001

(amounts in pesos)

Business of the Company

1. Specific legal schemes or provisions of significance involving the contingent forfeiture or obtainment of benefits:

None.

2. Any material changes in the business of the Company or other similar companies occurred during the periods covered by the financial statements that affect or may affect their comparability to prior-period or future-period financial statements:

None.

3. *Breakdown of receivable and payable balances:*

See notes 3.2, 3.3 and 3.4.

4. *Breakdown of receivables and payables:*

a) Currency:

	Receivables	Payables
1. Local currency	1,782,213	7,910,366
2. Foreign currency (US dollars)	9,887,542	55,541,923
TOTAL	**11,669,755**	**63,452,289**

b) Adjustment:

	Receivables	Payables
1. With adjustment clause	9,372,858	299,704
2. With no adjustment clause	2,296,897	63,152,585
TOTAL	**11,669,755**	**63,452,289**

c) Interest accrual:

	Receivables	Payables
1. Interest bearing balances	1,416,969	54.000.000
2. Non-interest bearing balances	10,252,786	9,452,289
TOTAL	**11,669,755**	**63,452,289**

5. a) Equity and voting interests in related parties.

None.

b) Outstanding related-party transaction balances:

Receivable from Powerco S.A.	685,373

c) The amount receivable from Powerco S.A. is not subject to any adjustment clause and bears no interest.

6. *Amounts receivable from directors, statutory auditors, Surveillance Committee members, and their relatives to the second degree, inclusive, in respect of loans or sales:*

None.

7. *Physical count of supplies and materials:*

The Company keeps a permanent record of all inventories, with staggered physical counts made throughout the year. There are no deteriorated, broken, unused, or immobilized inventories.

Current amounts

8. *Source of data used to calculate current amounts for inventory valuation purposes:*

Data used to calculate current amounts for inventory valuation purposes were taken primarily from purchase prices.

Property, plant and equipment

9. *Any reversal of technical revaluation reserve, if a portion of the reserve has been previously reduced to cover losses:*

None.

10. *Value of obsolete property, plant and equipment items:*

None.

Interests in other companies

11. *Any interests in other companies over the limit set in section 31, Act 19,550:*

None.

Recoverable values

12. *Methods used to determine the recoverable value of significant supplies and materials and property, plant and equipment taken as a limit to calculate the book value of such items:*

The recoverable value of supplies and materials has been basically determined on the basis of their net realizable value; in the case of property, plant and equipment, their recoverable value has been calculated based on the economic benefit of the relevant items, with no regard to the present value of different cash flows or financial components.

Insurance

13. *Description of insurance coverage maintained:*

Property	Insured risks	Policy face	Residual book value
Vehicles	Civil liability, damage due to turnover or collision, fire, explosion, lightning, theft or burglary, in whole or in part.	118,100	95,641
Property, plant and equipment, supplies And materials (land and vehicles excepted)			
	All risk	217,000,000	94,345,188

Positive and negative contingencies

14. *Basis used to calculate any allowances and provisions exceeding, either individually or in the aggregate, 2% of equity:*

See note 7.

15. *Any unbooked contingencies existing as of the date of the financial statements:*

See notes 1 and 7.

16. *Any irrevocable capital contributions for future stock subscriptions:*

None.

17. *Any unpaid cumulative dividends on preferred shares:*

None.

18. *Any conditions, circumstances, or terms to be met or completed in order for any restrictions to be removed to the distribution of retained earnings:*

None exist.

Rubén R. Ruival **Carlos A. Peralta**

For Supervisory Committee | President

Our July 31, 2001 report is presented separately
DELOITTE & Co. S.R.L.

Alberto Bande
Certified Public Accountant – UBA
Registration No. 1-0667-8
Salta CPCE, Vol. 3, Fol. 413

SUPERVISORY COMMITTEE REPORT

To the Shareholders of
CENTRAL TÉRMICA GÜEMES S.A.

In our capacity as members of the Supervisory Committee, we have reviewed the information identified in paragraph I below, prepared in accordance with General Resolution No. 368 of the Argentine Securities Commission and in compliance with section 294 of Act 19,550. The information was prepared and issued by the Company's Board, as part of its exclusive responsibilities.

I. Reviewed information

(a) Balance sheet as at June 30, 2001.
(b) Statement of income for the three-month period ended June 30, 2001.
(c) Statement of changes in shareholders' equity for the six-month period ended June 30, 2001.
(d) Statement of cash flows for the six-month period ended June 30, 2001.
(e) Notes 1 to 10 and Exhibits I to IV to the June 30, 2001, financial statements.
(f) Overview of operations required by the Argentine Securities Commission, for the six-month period ended June 30, 2001.
(g) Supplemental information required under section 68 of the Buenos Aires Stock Exchange Regulations, for the six-month period ended June 30, 2001.

II. Scope of our review

We performed our examination in accordance with current standards for statutory auditors. These standards require that our review of the reports identified in items (a) through (e) above be made in accordance with current auditing standards for the limited review of interim financial statements, including an assessment of whether the reviewed documents and information agree with the information on corporate decisions contained in meeting minutes and whether such decisions conform to the law and the Company's bylaws in all formal and documentary respects.

In order to conduct our review of the information identified above, we reviewed the limited review conducted by external auditor Deloitte & Co. S.R.L., whose July 31, 2001, report was issued in accordance with current auditing standards for the limited review of interim financial statements. Our review included an evaluation of the manner in which their limited review was planned, of the nature, scope, and timing of the procedures applied, and of the results obtained by the auditor in its limited review. A limited review primarily involves applying analytic procedures to the Company's financial and economic information and making inquiries with its accounting and financial officers and staff. Accordingly, a limited review is substantially lesser in scope than a financial statement audit conducted for the purpose of expressing an opinion on the Company's financial statements taken as a whole. We therefore will express no such opinion. Because management control is not a responsibility of the Supervisory Committee, our review did not include an examination of any corporate judgment and decisions relating to the different areas of the Company, as these matters lie within the exclusive responsibility of the Board.

III. Opinion

Based on our review, conducted within such scope as described in paragraph II above, we are in a position to report that:

(a) the financial statements as at June 30, 2001 contemplate all facts and circumstances that have come to our knowledge.

(b) the overview of operations required by General Resolution No. 368 of the Argentine Securities Commission for the six-month period ended June 30, 2001 contains the information required under paragraph 6, Annex I, Book VII, of CNV General Resolution No. 368. All statements therein relating to the business environment in which the Company conducted its operations, its corporate management, and future events are the exclusive responsibility of the Board. The accounting figures included in such document and falling within the scope of our reviewing responsibility are in agreement with the accounting records kept by the Company and other pertinent documentary support.

(c) The amounts included in the financial statements have been prepared based on accounting records kept by the Company, which are currently being transcribed onto statutory accounting books.

Buenos Aires, July 31, 2001

Rubén R. Ruival
For Supervisory Committee

Exhibit 4

Summary of the Minutes of the Board of Directors Number 121 that called the Shareholders Meeting held on March 19, 2001.

The Board of Directors Number 121 was held in the City of Salta on March 5, 2001.-

...3) Call of the Shareholders Meeting to be held on March 19, 2001.

The Directors unanimously resolved to call an Ordinary Shareholders Meeting to be held at the Company´s offices located at Avenida Reyes Católicos 1330, Salta City on March 19, 2001 at 10.00 a.m for the first call and at 10.30 for the second call if the quorum is not obtained, so as to decide in the following agenda:

1 Appointment of two shareholders to subscribe the minutes of the meeting:
2 Approval of Annual Report, including the Balance Sheet, the Income Statement, Cash Flow Statement, Statement of Equity, and the Notes and Exhibits thereto, the Supervisory Committee's Report, and other reports required by section 234 (1) of Argentine Business Companies Act 19,550 for the fiscal year ended December 31, 2000; appropriation of net income for the year:
3 Management of the Board and Supervisory Committee, fiscal 2000 performance bonuses to management and personnel;
4 Compensation of Board members for the fiscal year ended December 31, 2000 in excess of the amounts provided by section 261 of Act 19,550;
5 Compensation of Board members for the fiscal year ended December 31, 2000 in excess of the amounts provided by section 261 of Act. 19,550;
6 Number of directors, election and appointment of directors and alternate directors to represent each class of shares and
7 Election and appointment of members of the Supervisory Committee by each relevant class of shareholders.

Exhibit 5

RESOLUTIONS OF REGULAR GENERAL SHAREHOLDERS' MEETING OF CENTRAL TÉRMICA GÜEMES S.A. HELD ON MARCH 19, 2001

Resolutions adopted by the regular general meeting of the shareholders of Central Térmica Güemes S.A., held at 10.00 a.m. on March 19, 2001, at the registered office of the company, located at Avenida Reyes Católicos 1330, Salta City. All shareholders of the company were present at the meeting through their duly appointed proxies, representing equity of $62,906,000, 62,906,000 shares and a like number of votes, as registered in the company's Share Book.

PRESENT: Carlos Armando Peralta, as Chairman of the meeting
Ricardo Esteban Brinnand, proxy for Class "A" shareholder
Martín Basaldúa, proxy for Class "B" shareholder
Justo Rubén Brito, proxy for Class "C" shareholder
Marcelo Sergio Martos, Director
Dante Raúl Apaza, Director
Jorge Reston, Alternate Director
Armando Simensen de Bielke, Supervisory Committee member
Washington Alvarez, legal advisor to the company

1. Appointment of two shareholders to subscribe the minutes of the meeting

Unanimously resolved, that the minutes containing the record of proceedings at the meeting be subscribed by Justo Rubén Brito, proxy for Class "C" shareholder, and Martín Basaldúa, proxy for Class "B" shareholder.

2. Approval of Annual Report, including the Balance Sheet, the Income Statement, Cash Flow Statement, Statement of Equity, and the Notes and Exhibits thereto, the Supervisory Committee's Report, and other reports required by section 234(1) of Argentine Business Companies Act 19,550 for the fiscal year ended December 31, 2000; appropriation of net income for the year

Unanimously resolved, upon a motion made by Mr. Ricardo Brinnand, proxy for shareholder Powerco S.A., that reading at the meeting of the Annual Report and all other financial statements and reports for the fiscal year ended December 31, 2000, be dispensed with, in view that the same had been made available to the shareholders in advance of the meeting, and that the same be approved as submitted.

Further unanimously resolved, upon a motion made by the chairman of the meeting, that the $2,644,896 net income posted for the fiscal year under consideration, as reflected in the 2000 Annual Report and financial statements approved by the meeting, be appropriated as follows: to legal reserve, in such amount as required under section 70 of Act 19,550; 0.5% of net income for the year to payment of employees' profit-sharing bonuses as provided in the company's by-laws; and the balance to be carried forward as retained earnings.

3. Management of the Board and Supervisory Committee; fiscal 2000 performance bonuses to management and personnel

Unanimously resolved, upon a motion made by Mr. Ricardo Brinnand, that the management of the Board and Supervisory Committee for fiscal year 2000 be approved.

Further unanimously resolved, as motioned by Mr. Brinnand, that the decisions adopted by the Board at its November 2, 2000 and March 5, 2001 meetings be ratified in the sense that special compensation be given to management and personnel for their performance and achievement during the year under review.

And further unanimously resolved, upon motion by Mr. Martín Basaldúa, that a proposal made at the meeting by Mr. Justo Brito to the effect that personnel bonuses should be determined taking as a minimum amount their after-tax salaries be left to the consideration and determination of the Board.

4. Compensation of Board members for the fiscal year ended December 31, 2000 in excess of the amounts provided by section 261 of Act 19,550

Unanimously resolved, upon a motion made by Mr. Ricardo Brinnand, that, it so being that section 261 of Act 19,550 provides that Board members may receive compensation and the directors of the company currently have technical and administrative responsibilities, an aggregate compensation of $86,439.04 be paid to the members of the Board; such amount should be paid net of any advance payments already received by the directors.

The meeting took notice of the fact that directors have received compensation in the gross amount of $1,384,583.90 in consideration for managerial functions; this amount was charged to income for the year.

Further unanimously resolved, upon a motion made by Mr. Brinnand, that:

(i) power be delegated to the Board for the purpose of apportioning such aggregate compensation as approved hereby to each Director based on the number of meetings attended by each director during the year under review; and that

(b) the Board be authorized to make advance payments to directors on account of their fees as may be determined for the period between April, 2001 and the date of the next shareholders' meeting to be held for the purpose of approving the 2001 Annual Report. Such advance payments shall be in the amount of $1,000 for each meeting at which directors or alternate directors, as the case may be, shall be present, subject to the final determination of the next annual shareholders' meeting to be held. The Board should meet at least twelve times during the next year.

5. Compensation of Supervisory Committee members for the fiscal year ended December 31, 2000

Unanimously resolved, as motioned by Mr. Brinnand, that the compensation of the Supervisory Committee for their tenure during the year under review be fixed at an aggregate amount of $30,005.11, to be paid net of any advance payments received by the members of such committee.

Further unanimously resolved, upon motion by Mr. Brinnand, that:

(i) power be delegated to the Board for the purpose of apportioning such aggregate compensation as approved hereby to each member of the Supervisory Committee based on the number of meetings attended by each during the year under review; and that

(b) the Board be authorized to make advance payments to Supervisory Committee members on account of their fees as may be determined for the period between April, 2001 and the date of the next shareholders' meeting to be held for the purpose of approving the 2001 Annual Report. Such advance payments shall be in the amount of $1,000 for each meeting at which members or alternate members, as the case may be, shall be present, subject to the final determination of the next annual shareholders' meeting to be held.

6. Number of directors; election and appointment of directors and alternate directors to represent each class of shares

Unanimously resolved, upon a motion made by Mr. Brinnand, that the Board continue to be formed by eight (8) permanent members.

Further resolved, as decided by the meeting of each Class, that Carlos Armando Peralta, Marcelo Sergio Martos, Leonardo Juan Galia, Rubén Daniel Argüello and Jorge Alberto Reston are appointed directors for the Class "A" shareholder, that Mrs. Gabriela Rossello and Mr. Claudio Fabián Villagra are appointed directors for the Class "B" shareholder, and that Mr. Ernesto Jesús Jiménez is appointed director for the Class "C" shareholder. All appointed permanent directors will hold office for a two-year term. **And further resolved**, that Messrs Dante Apaza and Sergio Marcelo Fernández are appointed alternate directors for the Class "A" shareholder, that Mr. David Laxi Wierna is appointed alternate director for the Class "B" shareholder, and that Mr. César Augusto Gabini is appointed alternate director for the Class "C" shareholder, all appointed alternate directors to hold office for a two-year term.

7. Election and appointment of members of the Supervisory Committee by each relevant class of shareholders

Unanimously resolved, that Messrs. Rubén R. Ruival and Armando Simensen de Bielke are appointed members of the Supervisory Committee for the Class "A" shareholder, and that Mr. Javier Rodrigo Siñeriz is appointed to the Supervisory Committee for the Class "B" and Class "C" shareholders, all of them to hold office for a two-year term. **Further resolved**, that Messrs. Carlos Alberto Palla and Washington Alvarez are appointed alternate members for the Class "A" shareholder, and Mrs. Viviana Emilia Ogando for the Class "B" and Class "C" shareholders, all of them to hold office for a two-year term.

At the meeting, Mr. Martín Basaldúa took the floor to express the gratitude of the shareholders for the efforts and achievements of Mr. José Luis Tamagnini on occasion of his resignation to the position of director in the company, which he had held for several years. Afterwards, Mr. Peralta took the floor to express the gratitude and recognition of the shareholders for the efforts and achievements of Accountant Luis Angel Carniel and Mr. Dante Apaza.

The meeting was adjourned at 10.30 a.m.

01 DEC 11 AM 8:16

CUSIP Nos.	ISIN Codes
P23557AC8	USP23557AC81
15548PAC5	


CENTRAL TERMICA
GÜEMES S.A.

CONSENT SOLICITATION AND INFORMATION MEMORANDUM

Central Térmica Güemes S.A.

(incorporated in the Republic of Argentina)

Consent to Plan of Financial Restructuring, including an Exchange of US$6,000,000 in Cash and Variable Rate Notes due 2010 in an Aggregate Principal Amount of US$54,000,000 (the "New Notes") for Outstanding 12% Notes due 2001 in an Aggregate Principal Amount of US$60,000,000 (the "Old Notes")

Record Date: July 10, 2000
Voting Deadline: July 31, 2000, 5:00 p.m., New York City time

Consent Solicitation

Central Térmica Güemes S.A. (the "Company") is seeking your approval of a plan of financial restructuring (the "Plan") it has proposed as part of its court-supervised reorganization (*concurso preventivo*) pending with the Civil and Commercial Court of First Instance, eighth nomination, in the City and Province of Salta, Argentina (the "Court"), which is domiciled at Avenida Sarmiento 201, First Floor, Judge Víctor Daniel Ibáñez presiding, Secretaría No. 2, in accordance with Law 24,522, the Argentine Bankruptcy Law (the "Bankruptcy Law") (File number 2C-45,689/99). This Plan includes an exchange of US$900 in principal amount of New Notes and US$100 in cash for each US$1,000 in outstanding principal amount of Old Notes.

New Notes

New Notes will be general unsecured senior obligations of the Company, maturing on the tenth anniversary of the exchange contemplated by the Plan. Interest will be payable in cash semi-annually on New Notes at a rate of 2.0% per annum during the first year, 2.5% per annum during the second year, 3.0% per annum during the third year, and 5.0% per annum thereafter.

(Continued on next page)

See "Risk Factors" beginning on page 6 of this Consent Solicitation and Information Memorandum for a discussion of certain factors that you should consider in connection with the Consent Solicitation.

New Notes have not been registered under the United States Securities Act of 1933, as amended (the "Securities Act") or any state securities laws. As explained in greater detail herein, the issuance of New Notes is exempt from the registration provisions of the Securities Act and holders of New Notes, except for affiliates of the Company, may freely trade New Notes.

The date of this Consent Solicitation and Information Memorandum is July 10, 2000.

CENTRAL TÉRMICA GÜEMES S.A.
Ing. MARCELO S. MARTOS
VICEPRESIDENTE

Interest on the outstanding principal of New Notes will be payable semiannually in arrears in each year commencing six months after the exchange contemplated by the Plan. Principal will be paid in its entirety at maturity.

Mandatory Exchange

Each holder of a claim recognized by the Court is entitled to vote either to accept or reject the Plan in accordance with applicable law and the procedures set forth in this Consent Solicitation and Information Memorandum. Subject to the approval (*homologación*) by the Court, the Plan will be deemed to have been accepted if (1) holders of at least two-thirds in principal amount of the claims recognized by the Court have voted to accept the Plan, and (2) holders of more than one-half in number of the claims recognized by the Court have voted to accept the Plan. If the Plan is accepted and approved (*homologado*) by the Court, the exchange of New Notes for Old Notes will be mandatory. Promptly thereafter, the Company will set a date (the "Effective Date") upon which Old Notes will be cancelled, the indebtedness represented by Old Notes will be extinguished, and New Notes will be issued by the Company pro rata to the holders of Old Notes. **In light of the benefits to be attained under the Plan by holders of Old Notes, the Company recommends that you vote to accept the Plan.**

New Notes Exempt from Registration

New Notes have not been registered under the Securities Act or the securities law of any state of the United States. New Notes are exempt from registration pursuant to Section 3(a)(9) of the Securities Act. New Notes may be freely transferred to third parties, except by affiliates of the Company, because, (1) with respect to New Notes issued in exchange for Old Notes issued pursuant to Rule 144A of the Securities Act, the two-year holding period under Rule 144(k) will have been satisfied, and (2) with respect to New Notes issued in exchange for Old Notes issued pursuant to Regulation S, the requirements of Regulation S have been met.

Procedures for Delivering Ballots

Brokerage firms, commercial banks, trust companies or other nominees which hold an interest in the Old Notes directly or indirectly through the Depository Trust Company ("DTC") system) ("Nominal Holders") and registered holders who wish to vote to accept or reject the Plan for their own account must complete, sign and date the attached ballot (the "Ballot") in accordance with the instructions set forth herein, and deliver the Ballot and any other required documentation to the Balloting Agent at its address set forth below. Nominal Holders and registered holders who wish to vote to accept or reject the Plan on behalf of beneficial owners of Old Notes must complete, sign and date the attached master ballot (the "Master Ballot") in accordance with the instructions set forth herein, and deliver the Master Ballot and any other required documentation to the Balloting Agent. Ballots contain proxies allowing the respective Nominal Holders to vote for or against the Plan, as the case may be, on behalf of beneficial owners at any meeting of holders of the Old Notes that may be called by the Company (the "Noteholders' Meeting"), solely for the purpose of giving effect to the Plan. Master Ballots contain proxies allowing the Balloting Agent to vote for or against the Plan on behalf of beneficial owners at the Noteholders' Meeting. As discussed in great detail herein, Ballots completed by Nominal Holders voting for their own account and Master Ballots must be validated. Registered Holders are not required to obtain validation.

Special Procedures for Beneficial Owners

Each beneficial owner of Old Notes who wishes to vote on the Plan and whose Old Notes are held in the name of a Nominal Holder should either (1) complete the Ballot and deliver it to the Nominal Holder through which it holds its beneficial interest or (2) if such Ballot is or will be validated, deliver it to the Balloting Agent.

Brokerage Commissions

No brokerage commissions are payable to the Company or the Solicitation Agent by holders of Old Notes that approve the Plan. The Company is not paying any commission or other remuneration, directly or indirectly, for soliciting the exchange of securities contemplated by the Plan.

(Continued on next page)

Balloting Agent

The Company has appointed Bondholder Communications Group as the Balloting Agent for the Consent Solicitation (the "Balloting Agent"). Additional copies of this Consent Solicitation and Information Memorandum and the accompanying Ballot may be obtained by contacting the Balloting Agent at the following address: Bondholder Communications Group, 30 Broad Street, 46th Floor, New York, New York 10004, Attention: Carmen Torres, Telephone: 212-809-2663 or toll-free within the U.S. 888-385-2663, Fax: 212-422-0790, E-mail: contact@bondcom.com.

No person has been authorized to give any information or to make any representation concerning the Company or the New Notes not contained in this Consent Solicitation and Information Memorandum and, if given or made, such information or representation must not be relied upon as having been authorized by the Company. Neither the delivery of this Consent Solicitation and Information Memorandum nor the offering, exchange and delivery of any New Note shall create any implication that the information contained herein is correct at any time after the date hereof or that there has been no change in the business, financial condition, results of operations or prospects of the Company since the date hereof.

The identity of beneficial owners and the submitting ballots to Nominal Holders will remain confidential, subject to any request for additional information from the Court. In any event, such information will not be made public by the Company, the Balloting Agent or any Nominal Holder.

The distribution of this Consent Solicitation and Information Memorandum and the exchange and delivery of New Notes in certain jurisdictions may be restricted by law. Persons into whose possession this Consent Solicitation and Information Memorandum comes are required to inform themselves about and to observe any such restrictions. See "—Exemption from Registration of New Notes" and "Transferability of New Notes" for a description of certain restrictions on offers, sales and deliveries of New Notes, and on distribution of this Consent Solicitation and Information Memorandum.

The Company has requested that the Argentine National Securities Commission (*Comisión Nacional de Valores*) ("CNV"), if and when granted, authorize the public offering of New Notes in Argentina. Such authorization means only that the information requirements of the CNV have been satisfied. The CNV has not rendered any opinion in respect of the information contained in this Consent Solicitation and Information Memorandum. Under Argentine Law, the accuracy of the accounting, financial, economic and all other information contained in the Consent Solicitation and Information Memorandum is the sole responsibility of its Board of Directors and, to the extent applicable, the Statutory Auditors (as defined under Argentine law), and the auditors who sign the financial statements included in this Consent Solicitation and Information Memorandum.

The issue of New Notes will be subject to the approval by the Court. New Notes will constitute Negotiable Obligations (*Obligaciones Negociables*) under Law No. 23,576 of Argentina, as amended by Laws No. 23,962 and 24,435 (the "Negotiable Obligations Law") and are entitled to its benefits and are subject to its procedural requirements. It is a requirement under Argentine law that securities offered to the public in Argentina must be rated by two Argentine rating agencies. New Notes will be rated by each of Humphreys Argentina Calificadora de Riesgo S.A. ("Humphreys Argentina") and Magister BankWatch Calificadora de Riesgo S.A. ("Magister").

(Continued on next page)

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain of the matters discussed under the captions "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business of the Company" may constitute forward-looking statements within the meaning of Section 7A of the Securities Act and as such may involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. See "Risk Factors" for a description of important factors which may cause actual results, performance or achievements to differ.

ENFORCEMENT OF FOREIGN JUDGMENTS IN ARGENTINA

The Company is an entity organized under the laws of Argentina. All of the directors and officers of the Company are residents of Argentina, and all or a significant portion of the assets of the directors and officers, and substantially all of the assets of the Company, are located in Argentina. As a result, it may not be possible for investors to effect service of process upon such directors or officers outside Argentina, or to realize judgments of courts outside Argentina predicated upon civil liabilities of such directors or officers under the laws of jurisdictions other than Argentina, including any judgments predicated upon civil liabilities under the federal laws of the United States. The Company has been advised by its Argentine counsel, Estudio O'Farrell, that there is doubt as to the enforceability, in original actions in Argentine courts, of liabilities predicated solely on the United States federal securities laws.

ENFORCEABILITY OF PARTICIPATIONS IN GLOBAL SECURITIES IN ARGENTINA

As described under "Description of New Notes—Terms and Conditions of New Notes" if the Depository Trust Company or any successor depositary is at any time unwilling or unable to continue as a depositary for a Global Security (as defined herein) or ceases to be a "clearing agency" registered under the United States Securities Exchange Act of 1934, as amended, and a successor depositary is not appointed by the Company within 90 days after the Company receives notice from such depositary to that effect or otherwise becomes aware that the depositary is no longer so registered, or an Event of Default (as defined herein) has occurred and is continuing with respect to New Notes, the Trustee (as defined herein) will complete, authenticate and deliver New Notes in certificated, registered form duly executed by the Company and deposited with, for future authentication by, the Trustee, in exchange for interests in such Global Security. The Company may also determine that interests in any Global Security will be exchanged for Certificated New Notes (as defined herein).

In Argentina, under the circumstances described in the preceding paragraph, the Trustee will deliver, through Banco Río de la Plata S.A., acting as Trustee's Representative (as defined herein) in Argentina, Certificated New Notes duly executed by the Company and deposited with, for future authentication by, the Trustee in exchange for interests in a Global Security to Argentine holders of notes at its office located at Bartolomé Mitre 480, Buenos Aires.

Under Argentine law, holders of notes may initiate legal proceedings against the Company in Argentina for the payment of principal (and premium and additional amounts, if any) and interest due under the notes, as the case may be, by means of summary proceedings. However, since according to the Argentine Negotiable Obligations Law (as defined herein), the notes representing obligaciones negociables are the instruments that grant the right to institute those proceedings, summary proceedings may not be available in Argentina to beneficial owners of participations in a Global Security unless and until Certificated New Notes are issued in exchange for their interests in the Global Security. This does not prejudice the right of beneficial owners of participations in a Global Security to initiate other legal actions to demand payment against the Company before the Argentine courts or other foreign courts of competent jurisdiction.

(Continued on next page)

PRESENTATION OF FINANCIAL INFORMATION

The Company maintains its financial books and records in Argentine pesos and prepares its financial statements to conform to generally accepted accounting principles in Argentina. This Consent Solicitation and Information Memorandum refers to those accounting principles as "Argentine GAAP". Argentine GAAP differs in some respects from generally accepted accounting principles in the United States.

On August 22, 1995, the government of Argentina published Decree No. 316/95, which eliminated the requirement that financial statements prepared after September 1, 1995, be restated for inflation. In compliance with such Decree and applicable regulations of the CNV, effective September 1, 1995, the Company discontinued its use of the restatement method. This method is accepted under Argentine GAAP provided that the annual variation in the general level of the wholesale price index (the "WPI") in Argentina published by the National Institute of Statistics and Census (*Instituto Nacional de Estadistica y Censos*) ("INDEC") does not exceed 8%. In each of the years ended after September 1, 1995, the variation of this price index was below this limit. For the one-month period ended September 30, 1995, the fiscal years ended September 30, 1996, 1997, 1998 and 1999, and the three-month period ended December 31, 1999, the changes in the WPI were 0.92%, 2.78%, (0.45%), (4.19%), (2.11%) and 0.08%, respectively. The conversion factor used to restate the consolidated financial statements for the period September 30, 1994, to August 31, 1995, in constant Argentine pesos, was 1.07158. This conversion factor was developed from the rate of inflation computed up to August 31, 1995, as measured by the WPI, which was 7.16%.

In this Consent Solicitation and Information Memorandum, references to "US$" and "dollars" are to United States dollars, and references to "Ps" or "pesos" are to Argentine pesos. Unless this Consent Solicitation and Information Memorandum states otherwise, the exchange rate used to convert foreign currency amounts on the Company's historical balance sheets and income statements into pesos was the exchange rate as of each relevant date or period end that Banco de la Nación Argentina ("Banco Nación") quoted. In the case of dollars, the Banco Nación quotes for such exchange rates were Ps 1.00 = US$1.00.

TABLE OF CONTENTS

SUMMARY

This summary is qualified in its entirety by the more detailed information and financial statements, including the notes thereto, contained elsewhere in this Consent Solicitation and Information Memorandum.

Company

The Company, a corporation (*sociedad anónima*) organized under the laws of the Republic of Argentina, is engaged in the generation and sale of electricity. The Company owns and operates a three-unit gas-fired thermoelectric generation plant located approximately 30 miles outside the city of Salta in the northwestern Argentine province of Salta (the "Plant"). The Plant has a total installed rated capacity of 245 megawatts ("MW") (gross 261 MW), consisting of two turbo steam units of 60 MW (gross 63 MW) each and one turbo steam unit of 125 MW (gross 135 MW). This gross capacity represented approximately 1.31% of the total gross installed generation capacity of the Argentine electricity system, which was 19,921 MW at March 31, 2000.

The Company is located in the northwest Argentine ("NOA") region. The Company's gross capacity represents 21.30% of total gross installed capacity in the NOA region, which was 1,225 MW at March 31, 2000. During the first three months of 2000 the Company accounted for 91.89% of the installed capacity of NOA-north sub-region, which covers the provinces of Salta and Jujuy. Seventy percent of the Company's gross capacity was sold in the NOA-North sub-region and the rest was exported to the NOA-Center sub-region.

Of the Company's issued share capital, 60% is held by Powerco S.A., 30% is held by the Federal Government of the Republic of Argentina (the "Argentine Government") and 10% is held by a labor union representing certain employees of the Company. Powerco S.A. was incorporated in 1992 under the laws of Argentina for the purpose of acquiring its 60% interest in the Company.

The Company was incorporated as a shell in 1992 by the Argentine Government. As part of the privatization of Agua y Energía Electrica S.A. ("AyEE"), a state-owned electricity generation, transmission and distribution company, certain of its assets were transferred to the Company on September 24, 1992. These assets presently constitute the principal operating assets of the Company. On September 28, 1992, a 60% interest in the Company was awarded to a consortium formed by Duke Güemes Inc., Sociedad Comercial del Plata S.A., Iberdrola S.A., The Argentine Investment Company and TCW Americas Development Association, L.P. On September 30, 1992, the shares of the Company were sold by the Argentine Government to Powerco S.A., the investment vehicle formed by the consortium, for a price of approximately US$86.3 million.

Since January 27, 1999, Powerco S.A. has been controlled by a group of the Company's senior managers and original investors have no further interest.

The Company's shares are not listed or traded on any stock exchange or over-the-counter market. The Company has been subject to the regulatory and reporting requirements imposed by the CNV, in addition to its corporate reporting requirements, since 1994.

At the time of the privatization of the Company, the Plant was operating at an average capacity factor of approximately 55.3%. For the year ended December 31, 1999, the average capacity factor decreased to approximately 52.26%. During the first three months of 2000, the Plant operated at an average capacity factor of approximately 68.14%, due to the off-line operating system (*esquema de forzamiento*) under which the Plant operated during such period. As part of this system one of the 60 MW units remains off-line, but the Company is compensated by CAMMESSA (as defined below) for its available capacity, which is known as Base Power Reserve.

The Plant's efficiency, combined with its proximity to gas reserves in northern Argentina, the low price paid by it for natural gas at the well-head, its agreements for the transportation of natural gas, and its low heat rate (9,129 BTU per kWh (gross) at March 31, 2000), enables the Company to generate electricity at lower costs

than most other steam thermal generators participating in the wholesale electricity market (the "WEM") in Argentina. The electric energy produced by the Plant is dispatched and transmitted to the WEM through the National Interconnected System, the national electric power system which includes most generators, transmitters and distributors of electric power in Argentina (the "NIS"). Generators in the WEM are dispatched principally on a lowest marginal cost basis, so that electricity produced by generators at a lower cost is used prior to that generated at a higher cost. The Plant's generation units have consistently been dispatched among the first thermoelectric generation units in the WEM by the Administrative Company of the Wholesale Electricity Market, Inc. (*Compañia Administradora del Mercado Mayorista Electrico*) ("CAMMESSA").

The Company has entered into sales agreements with distribution companies and with large users of energy known as Major Large Users (*Grandes Usuarios Mayores*) ("GUMAs"), Minor Large Users (*Grandes Usuarios Menores*) ("GUMEs") and Particular Large Users (*Grandes Usuarios Particulares*) ("GUPAs" and, together with GUMEs and GUMAs, "Large Users"). In 1999, the Company sold approximately 36.68% (661 GWh) of its energy production in the Spot Market and approximately 63.32% (1,140 GWh) pursuant to negotiated agreements in the Term Market as an alternative to making sales in the Spot Market (as these terms are defined under "Argentine Electricity Industry and Regulatory Framework—The Wholesale Electricity Market"). In 1999, the average price of the Company's sales pursuant to agreements in the Term Market was approximately 10.04% higher than the average Spot Market price for the same period.

The Company is domiciled in Argentina and has its registered office at Ruta Nacional 34, Km. 1135, Güemes, Province of Salta, Argentina. The Company's telephone number is 54-387-439-2737.

FINANCIAL RESTRUCTURING

Deteriorating prices for electricity in Argentina and the Company's large debt burden allocated to it during the privatization process led the Company to determine that, if prices did not improve considerably, it would be unable to fulfill its obligations under the Old Notes. The Company therefore did not make the interest payments due under Old Notes on May 26, 1999, and thereafter, and began negotiations with an informal committee of holders of Old Notes.

After prolonged negotiations, the Company and such holders were unable to reach agreement on a restructuring of Old Notes. The Company concluded that the only way to ensure a definitive resolution as to its future was to file for a court-supervised reorganization under Argentine law. The Company made such filing on November 3, 1999, and this filing was acknowledged by the Court on December 2, 1999. The initial stages of the court-supervised reorganization involved the filing of proofs of claims by the Company's creditors, including The Bank of New York, as Trustee on behalf of beneficial owners of Old Notes, and the determination by the Court of the recognized holders of claims. In an effort to expedite the court-supervised reorganization, the Company prepared a term sheet with its proposal for restructuring the Old Notes (representing by far the largest portion of the Company's outstanding debt). As described more fully below, subject to the approval of the requisite number of holders and principal amount of claims and the Court, the Plan provides for, among other things, the exchange of New Notes for Old Notes and a cash payment to the holders of Old Notes.

The Company intends to make a common proposal to all its court-recognized unsecured creditors that will consist of: (1) a cash payment of 10% of the principal amount of recognized claims promptly after the date when an agreement with such creditors is approved by the Court, and (2) payment of the balance (90%) of the principal amount of recognized claims on the 10th anniversary of the date of approval of the agreement by the Court. This

balance will accrue annual interest to be paid semi-annually at the following rates: 2% during the first year, 2.5% during the second year, 3% during the third year, and 5% between the fourth and the tenth year. In addition, all interest accrued and unpaid on the recognized claims will be cancelled and will not be paid.

The Company recommends that you approve the Plan. The Company commenced its court-supervised reorganization because its cash flow projections showed that it was generating insufficient cash to pay the principal and interest due under Old Notes. If the Company's creditors do not approve the Plan, the Company may request its own liquidation before the expiration of the exclusivity period in November 2000. Although there is no controlling legal authority, this request is likely to be granted by the Court. It is likely that you will receive substantially less in a liquidation than if you approve the Plan and the Company continues to operate and pay principal and interest due under New Notes. Specifically, holders of Old Notes will be subordinated to certain preferred creditors, including but not limited to (1) employees, (2) the expenses of the liquidation proceeding (such as fees and costs of counsel to the Company, fees payable to the bankruptcy supervisors appointed by the Court, and costs incurred in the maintenance, operation and administration of the assets of the Company) and (3) taxes. The liquidation process may also be very lengthy. The total amount of the preferred creditors accepted by the Court is Ps 953,919.86 and the total amount of the other creditors (non-noteholders) arises to Ps 577,793.

If the Plan is approved, all holders of Old Notes will receive, on the Effective Date, cash equal to 10% of the principal amount of their Old Notes, New Notes in a principal amount equal to the unpaid principal amount of the Old Notes and a greater likelihood that they will recover the unpaid principal amount.

New Notes

Subject to required approvals, New Notes will be issued and a cash payment will be made by the Company in exchange for Old Notes and New Notes will be entitled to the benefits of a new Indenture to be entered into between the Company and The Bank of New York, as Trustee (the "New Indenture"). Certain capitalized terms used below are defined in "Terms and Conditions of New Notes" and "Taxation."

New Notes	Variable Rate Notes issued in an aggregate principal amount of US$54,000,000.
Maturity Date	Upon the 10th anniversary of the exchange contemplated by the Plan.
Cash Payment	US$6,000,000 payable pro-rata to the holders of Old Notes upon issuance of New Notes.
Interest	New Notes will be general unsecured and unsubordinated obligations of the Company. New Notes will mature on the 10th anniversary of the exchange contemplated by the Plan. Interest will be payable in cash semi-annually on New Notes at an annual rate of 2.0% during the first year, 2.5% during the second year, 3.0% during the third year, and 5.0% thereafter.
Withholding Tax	Principal of, and interest on, New Notes will be payable without withholding or deduction for any taxes, duties, assessments or governmental charges in Argentina, subject to certain exceptions. If any such taxes are required by Argentina to be withheld or deducted, payments will be increased (the "Additional Amounts"), subject to certain exceptions.
Optional Redemption	New Notes will be redeemable, at the option of the Company, in whole or in part, at their then outstanding principal amount together with accrued and unpaid interest and any Additional Amounts due up to the date of redemption at any time.
Status	New Notes will constitute Negotiable Obligations (*Obligaciones Negociables*) under Law No. 23,576 of Argentina, as amended by Laws No. 23,962 and 24,435, (the "Negotiable Obligations Law") and are entitled to the benefits set forth therein and are subject to the procedural requirements thereof (including summary proceedings under Article 29 of the Negotiable Obligations Law).
Ranking	New Notes will constitute general unsecured and unsubordinated obligations of the Company and will rank *pari passu* in right of payment with all existing and future unsecured and unsubordinated obligations of the Company (other than obligations preferred by operation of law).
Covenants	As described under "Terms and Conditions of New Notes—Covenants," the Indenture governing New Notes (the "New Indenture") will contain covenants relating to, among other things, (1) permitted indebtedness, (2) permitted liens, (3) mergers and certain other transactions, and (4) financial reporting.
Events of Default	The terms of New Notes contain certain events of default, including cross default, as described under "Terms and Conditions of New Notes—Events of Default."

Listing	Application will be made to list New Notes on the Buenos Aires Stock Exchange, the Open Electronic Market (*Mercado Abierto Electronico*) and the Luxembourg Stock Exchange. New Notes have been made eligible for trading in PORTAL.
New Notes Exempt from Registration	New Notes have not been registered under the Securities Act or the securities laws of any state of the United States. New Notes are exempt from registration pursuant to Section 3(a)(9) of the Securities Act and may be freely traded, except by affiliates of the Company.
Form	New Notes are in registered form without coupons. New Notes will be represented by interests in the Global Security. Solely for the purposes of Argentine law, New Notes will constitute Negotiable Obligations (*Obligaciones Negociables*) with a nominal value of US$1.00 each.
Denominations	New Notes will be issued in fully registered global form in minimum denominations of US$1,000 and in integral multiples of US$1,000 in excess thereof.
Rating	New Notes will be rated by each of Humphreys Argentina and Magister.
Offering of the Notes	The Company has requested that the CNV authorize the public offering of New Notes in Argentina. It is a condition to the issuance of New Notes that such approval be granted prior to the Effective Date. A copy of the Spanish language version of this Consent Solicitation and Information Memorandum will be available for inspection and copying during normal business hours at the office of the Company in Salta.
Governing Law	The Negotiable Obligations Law governs the requirements for New Notes to qualify as Negotiable Obligations (*Obligaciones Negociables*) thereunder, while such law, together with the Argentine Business Company Law No. 19,550, as amended, and other applicable Argentine laws, govern the capacity and corporate authorization by the CNV of the Company to execute and deliver New Notes and the authorization of the public offering of New Notes. Notwithstanding the foregoing, the New Indenture and New Notes are governed by and construed in accordance with the laws of the State of New York, as provided under "Terms and Conditions of New Notes—Governing Law and Enforceability."
Use of Proceeds	The Company will not receive any cash proceeds from the issuance and exchange of New Notes for Old Notes.

RISK FACTORS

You should consider carefully the information below and in the rest of this Consent Solicitation and Information Memorandum before deciding whether to approve the Plan.

Single Purpose Company

The Company's principal business is the ownership and operation of the Plant and the sale of the electricity generated thereby. The Company's ability to generate revenues and meet its obligations under New Notes is dependent upon the successful operation of the Plant and the sale of electricity at prices sufficient to sustain its operations and meet its financial obligations. Under certain circumstances, the Plant could fail to generate sufficient cash flow to meet the Company's obligations under New Notes as a result of operational and technical problems (including transmission outages or limitations and catastrophic damage to the Plant), a decline in electricity capacity and energy prices, or unanticipated modifications of the legal and regulatory framework within which the Company operates.

Price of Energy Sales

The Company sells a portion of its electricity in the Spot Market at prices based generally on the marginal cost of generation of the highest cost generator providing electricity at any particular time in Argentina. A decline in the marginal cost of generation of the highest cost generator providing electricity will adversely affect the Company's revenues. Such a decline may result from additions of lower cost generation capacity which are not offset by additional demand, from decreases in the cost of the fossil fuels consumed by thermoelectric generators and from decreases in demand. In addition, the Company currently sells a significant portion of its electricity pursuant to privately negotiated agreements in the Term Market. The Company's sales in the Term Market would also be affected by Spot Market prices since the pricing of such agreements at renewal would reflect then-prevailing Spot Market prices.

Competition

Currently, there is an excess of installed power capacity in the WEM primarily due to the addition of more efficient thermal generation capacity and to the completion of certain state-owned hydroelectric generators which provide energy at lower prices than thermal generators. The addition of new, more efficient capacity, together with competition among existing thermal generators, has had the effect of lowering Spot Market prices. In addition, some of the new combined cycle thermal generators to come on line have a marginal cost of generation lower than that of the Plant, which may result in such units being placed ahead of the Plant units on the dispatch queue.

Specifically, the Company's projected dispatch levels, and as a result its revenues, could be materially adversely affected by the entrance of Termoandes, S.A., a subsidiary of the Chilean electric power group Gener S.A., into the NOA-North sub-region. Termoandes was authorized by the Argentine Government to begin operations solely as an exporter of electricity to Chile and its filings with the Argentine Government indicated that they would not be connected to the NIS.

Termoandes has a 625 MW installed power capacity and is currently connected to the Chilean Grand North Interconnected System (*Sistema Interconectado del Norte Grande*) through a 345 KV line. Termoandes uses Siemens generating equipment and combined cycle technology, with two turbo gas units and one turbo steam unit, using natural gas as fuel.

Termoandes has experienced an excess of more than 50% of its power capacity, which it is unable to export to Chile, because it has not received authorization by the regulatory authorities of such market.

Since Termoandes has been unable to export all the energy it initially contemplated, it has requested authorization from the Argentine Secretary of Energy to connect to the NIS, at a 310 MW power capacity. Termoandes' connecting point to the electric power distributor's 132 KV transmission line would be in the NOA-North area, which is also the Company's connection point. If Termoandes is granted this authorization, the Company's dispatch will be substantially affected because the transmission line does not have the capacity to carry both the Company's production (245 MW) and Termoandes' production (310 MW requested).

The Company, Termoandes and the governors of the northern provinces of Argentina are encouraging the construction of a 500 KV line between the NOA region (from the Guemes node) and the northeast Argentine ("NEA") region (the Resistencia node), in order to export to Brazil the excess of production in the NOA-North area and thereby permit both the Company and Termoandes to operate at full capacity.

It currently appears that the proposed line will be built pursuant to the recently enacted Federal 500 KV Electric Power Transportation Plan; however, no assurances can be given that the 500 KV line will be built. If built, construction of the proposed line will probably take at least 36 months. Given the uncertainty surrounding the construction of the 500 KV line, the Company has not included any possible benefits from such line in its cash flow projections appearing on Annex C.

Argentine Economic and Governmental Factors

The Company is an Argentine corporation (*sociedad anónima*), and substantially all of its assets are presently located within Argentina. A program of reform commenced by the Argentine Government in 1989 has modified and in certain respects reduced the nature of the public sector's role in the Argentine economy. Nevertheless, the Argentine Government has exercised and continues to exercise a significant influence over many aspects of the economy. Accordingly, Argentine Government actions concerning the economy have had and could continue to have a significant effect on private sector entities, such as the Company. The financial condition, results of operations and prospects of the Company (and its controlled companies) may also be affected by currency fluctuations, inflation, interest rates, taxation and other political, social and economic developments in and affecting Argentina, including any social unrest which may occur as a result of high rates of unemployment or otherwise. The recent events in emerging markets have increased the cost of capital to the Argentine private and public sectors, and this has significantly contributed to recession in the Argentine economy. Furthermore, even after the recent Argentine elections, domestic political risk remains a material consideration, because of uncertainty over the ability of the national administration of Fernando de la Rúa, the new President of Argentina, to address the structural economic changes that many economists agree are necessary in order to improve Argentina's competitiveness in regional and global markets and achieve long-term economic strength.

The Company cannot give assurances that any government measures will be successful in improving the performance of the Argentine economy. Future economic developments in Argentina, over which the Company has no control, may adversely affect the Company's business, financial condition or results of operations. The Company also gives no assurances that Law No. 23,928 and Decree No. 529/91, which became effective on April 1, 1991, (together the "Convertibility Law") will not be amended or repealed or that the Argentine monetary authorities will not change their policy of supporting the existing peso/dollar exchange rate.

The Company realizes substantially all of its earnings in Argentina in pesos. Under the Convertibility Law, the Central Bank of the Argentine Republic (*Banco Central de la Republica Argentina*) ("Central Bank") must (1) sell dollars at a rate of one peso per dollar and (2) back the monetary base with international reserves. Since the Convertibility Law was adopted, the Central Bank has had sufficient international reserves to support the value of the peso at such exchange rate. The Central Bank's future capacity to back the Argentine currency depends upon various factors, including completion of structural reforms, the Argentine Government's ability to achieve and maintain a balanced fiscal budget over the years, continuation of low levels of inflation and sustained economic growth. The Argentine Government currently imposes no restrictions on an Argentine company's right to transfer dollars. However, a restrictive exchange control policy, which could adversely affect the Company's ability to meet its foreign currency-denominated obligations, might be instituted in the future.

The Convertibility Law might be amended or repealed. Argentine monetary authorities might change their policy of supporting the existing peso/dollar exchange rate, even if in the future the level of international reserves

or Argentine financial system is able to support the current peso/dollar exchange rate. In the event of a significant devaluation of the peso, the financial condition or results of operations of Argentine companies, including the Company, and the ability of Argentine companies to meet their foreign currency-denominated obligations could be adversely affected.

The Argentine financial and securities markets are, to varying degrees, influenced by economic and market conditions in other countries. Although economic conditions are different in each country, investor reaction to developments in one country can have significant effects on the securities of issuers in other countries, including Argentina. For example, political and economic developments in December 1994 and early 1995 in Mexico, since mid-1997 in several Southeast Asian nations and in August 1998 in Russia have had a negative impact on the financial and securities markets in many emerging market countries such as Argentina and its neighbor, Brazil. In January 1999, a monetary and fiscal crisis led to devaluation of the Brazilian currency and secondary negative effects on other emerging market countries. Although the markets in more developed countries were also affected, such markets are generally less vulnerable to developments in emerging markets and less volatile than the markets in less developed economies. The financial and securities markets in Argentina may continue to be adversely affected from time to time by events occurring elsewhere, especially in other emerging market countries. The value of outstanding New Notes might be adversely affected thereby.

Foreign Exchange Rates

The Argentine government currently imposes no restrictions on an Argentine company's ability to transfer Dollars offshore. However, no assurance can be given that the Argentine Government will not institute any transfer restrictions in the future. In the event that the Argentine Government imposes any such restrictions in the future, the Company's access to dollars to meet its dollar obligations under New Notes may be prevented or restricted.

However, Article 4 of the Negotiable Obligations Law provides as follows:

> In the event that the Central Bank should limit, in whole or in part, access to the foreign exchange market, it shall establish mechanisms in order to facilitate compliance with the servicing of principal of and interest on negotiable obligations denominated and subscribed in foreign currencies, and placed through a public offering with the approval of the CNV.

The Company has requested that the CNV authorize the public offering of New Notes in Argentina.

Limitation on Attachment of the Company's Assets

Under Argentine law, the generation of electricity is not considered to be a public service, but an activity of general interest related to the provision of a public service, namely, the distribution and transportation of electricity. It is not clear whether an Argentine court would permit the enforcement of a judgment on any property of the Company located in Argentina if it determines that such property provides, or is related to the provision of, essential public services, or if such enforcement were to affect in any way the public interest or the provision of any other public service of the Argentine electricity industry.

Corporate Disclosure and Accounting Standards

Publicly available information about Argentine companies authorized to publicly offer securities is generally less detailed and less current than the information regularly published by or about public companies in the United States and certain other countries. In addition, the Company maintains its financial books and records in Pesos and in accordance with Argentine GAAP. Argentine GAAP differs in certain respects from U.S. GAAP. Thus, the reported earnings and presentation of the Company's financial statements may differ from what they would have been if prepared using U.S. GAAP or another country's methodologies.

USE OF PROCEEDS

The Company will not receive any cash proceeds from the issuance and exchange of New Notes for Old Notes.

CAPITALIZATION

The following table sets the capitalization of the Company at March 31, 2000. This table should be read in conjunction with the financial statements of the Company and notes thereto included elsewhere in this Consent Solicitation and Information Memorandum.

	March 31, 2000
Current Liabilities	
Accounts Payable	Ps 2,745,315
Accrued Interest on Old Notes	6,740,000
Other	5,905,134
Total Current Liabilities	Ps 15,390,449
Non-Current Liabilities	
Old Notes	Ps 60,000,000
Other	455,792
Total Non-Current Liabilities	Ps 60,455,792
Stockholders' Equity	
Common Shares	Ps 62,906,000
Legal Reserve and Capital Adjustment	5,753,360
Retained Earnings	(23,501,605)
Total Stockholders' Equity	45,157,755
Total Capitalization	Ps121,003,996

FINANCIAL RESTRUCTURING AND PROCESS OF VOTING AND CONFIRMATION

The following is a brief summary regarding the voting procedures, requirements for confirmation and effects of the Plan. Additional information regarding voting procedures is set forth in the Ballot accompanying this Consent Solicitation and Information Memorandum.

Requirements of Argentine Law

Argentine law requires that the creditors of a company undergoing a court-supervised reorganization file a proof of claim with the court overseeing this process and that such creditors be recognized by the court in order that they may vote on the plan of restructuring prepared by the debtor. The Trustee pursuant to the Indenture governing the Old Notes (the "Old Indenture"), has filed a proof of claim on behalf of one of the two registered holders of Old Notes, CEDE & Co., as nominee of DTC, and all of the beneficial owners holding directly or indirectly through the DTC system. On June 26, 2000, the Court issued a decision recognizing the proof of claim filed by the Trustee in respect of US$58,600,000 in principal and US$6,500,400 in accrued and unpaid interest owing as of November 3, 1999, in connection with Old Notes. The Court also recognized the claim of one holder who obtained a duly issued definitive certificated Old Note (and therefore is no longer a beneficial owner under the global notes held through DTC) in the principal amount of US$1,400,000 and US$159,600 in accrued and unpaid interest.

However, such Old Indenture does not authorize the Trustee to vote on the Plan. Therefore, the Company proposes that voting by the beneficial owners of Old Notes be in accordance with the procedures described herein. Specifically, CEDE & Co. will be requested to grant a notarized and apostilled omnibus proxy, assignment letter form, or similar document in favor of DTC's participants which will validate their identity in the manner set forth in the Ballots and Master Ballots, thus allowing them to vote on behalf of each of the beneficial owners and in accordance with their instructions. The participants in turn are expected to validate the identity of Nominal Holders, thus allowing them to vote on behalf of each of the beneficial owners and in accordance with their instructions (or to vote for their own account if the Nominal Holder is also the beneficial owner).

In order for beneficial owners to have their votes counted, each beneficial owner is asked to complete a Ballot and deliver it to the Nominal Holder through which it holds an interest in the Old Notes (or directly to the Balloting Agent if the Ballot is or will be validated, as explained below). This Ballot includes a proxy authorizing the respective Nominal Holder (or subsequent duly authorized Nominal Holder) to vote on the beneficial owner's behalf. Each Nominal Holder voting on behalf of a beneficial owner is then asked to complete a Master Ballot including the required information for each beneficial owner on whose behalf it is voting and deliver it to the Balloting Agent. Master Ballots must also be notarized, apostilled and validated Nominal Holders and registered holders voting for their own account are asked to complete Ballots, notarize, apostille and validate such Ballots, and deliver these to the Balloting Agent. Alternatively, a beneficial owner of Old Notes which has properly validated its identity may vote in person at the Noteholders' Meeting.

In order to approve the Plan, the Company intends to hold the Noteholders' Meeting where the beneficial owners of Old Notes, through their representatives as set forth herein, may vote to approve or reject the Plan. Any plan of restructuring approved by the recognized creditors is subject to the approval of the Court (*homologación*). New Notes will have authorization to be publicly offered by the CNV. Upon such approval, the unsecured court-recognized creditors which are holders of Old Notes will receive a cash payment of 10% of the principal amount of their recognized claims and New Notes representing 90% of the principal amount of their recognized claims. The claims of the other unsecured court-recognized creditors will be evidenced by the order of the Court approving the Plan.

Voting Instructions

This Consent Solicitation and Information Memorandum is accompanied by a Ballot (or a Master Ballot, as the case may be) to be used for voting on the Plan at the Noteholders' Meeting. These materials are being distributed to the registered, nominal and beneficial owners of Old Notes. Only beneficial owners are entitled to

vote to accept or reject the Plan at the Noteholders' Meeting and may do so by completing the Ballot (or a Master Ballot) and returning it to the Balloting Agent. **In light of the benefits to be attained under the Plan by the beneficial owners, the Company recommends that you vote to accept the Plan and return the Ballot (or a Master Ballot) prior to the Voting Deadline referred to below.**

BALLOTS (OR MASTER BALLOTS) MUST BE RECEIVED BY THE BALLOTING AGENT ON OR BEFORE 5:00 P.M., NEW YORK CITY TIME, ON JULY 31, 2000 (the "Voting Deadline"). ANY BALLOTS (OR MASTER BALLOTS) RECEIVED AFTER THAT TIME MAY NOT BE COUNTED. ANY BALLOT (OR MASTER BALLOT) WHICH IS EXECUTED BY A BENEFICIAL OWNER BUT WHICH DOES NOT INDICATE AN ACCEPTANCE OR REJECTION OF THE PLAN WILL BE DEEMED AN ACCEPTANCE OF THE PLAN.

Except to the extent that the Company so determines, Ballots (or Master Ballots) received after the Voting Deadline will not be accepted or counted by the Company in connection with the Company's request for approval of the Plan. The Company expressly reserves the right to amend, at any time and from time to time, the terms of the Plan. If the Company makes a material change in the terms of the Plan or if the Company waives a material condition thereof, the Company will disseminate additional solicitation materials and will extend the Voting Deadline, in each case to the extent required by law.

If a Ballot (or Master Ballot) is signed by a trustee, executor, administrator, guardian, attorney-in-fact, officer of a corporation or other person or entity acting in a fiduciary or representative capacity, such person must so indicate and, unless otherwise determined by the Company, must submit evidence satisfactory to the Company of such person's authority.

Except as provided below or as ordered by the Court, unless the Ballot (or the Master Ballot) being furnished is timely submitted on or prior to the Voting Deadline, the Company may, in its discretion, reject such Ballot (or Master Ballot) as invalid and decline to recognize such Ballot (or Master Ballot) in connection with approval of the Plan by the Court (*homologación*).

The method of delivery of Ballots and Master Ballots to be delivered to the Balloting Agent is at the election and risk of each beneficial owner and Nominal Holder. Except as otherwise provided herein, such delivery will be deemed made only when actually received by the Balloting Agent. Instead of effecting delivery by mail, it is recommended that such beneficial owner or Nominal Holder use an express courier, overnight or hand delivery service and deliver a fax copy to the Balloting Agent. In all cases, sufficient time should be allowed to assure timely delivery.

Subject to any contrary order of the Court, the Company reserves the absolute right to reject any and all Ballots (or Master Ballots, as the case may be) not in proper form the acceptance of which would, in the opinion of the Company or its counsel, not be in accordance with the provisions of Argentine law. Subject to contrary order of the Court, the Company further reserves the right to waive any defects or irregularities or conditions of delivery as to any particular Ballot (or Master Ballot) unless otherwise directed by the Court. The Company's interpretation of the terms and conditions of the Plan (including the Ballots and the Master Ballots), unless otherwise directed by the Court, shall be final and binding on all parties. Unless waived or as ordered by the Court, any defects or irregularities in connection with deliveries of Ballots must be cured within such time as the Company (or the Court) determines. Neither the Company nor any other person or entity will be under any duty to provide notification of defects or irregularities with respect to the delivery of Ballots and neither the Company nor any other person or entity will incur any liability for failure to provide such notice. Unless otherwise directed by the Court, delivery of such Ballots (or Master Ballots) will not be deemed to have been made until such irregularities have been cured or waived. Ballots (or Master Ballots) as to which any irregularities have not therefore been cured or waived will not be counted.

Voting Procedures

If you are a Nominal Holder, you will receive a Ballot relating to the securities you hold directly or indirectly. If you do not hold Old Notes for your own account, you or your agent should provide copies of this Consent Solicitation and Information Memorandum and appropriate Ballots to the beneficial owners of the Old Notes. For further instructions, see "Beneficial Owners of Old Notes" below. Any beneficial owner who has not received a Consent Solicitation and Information Memorandum or Ballot should contact his, her or its Nominal Holder or the Balloting Agent.

You should complete only the Ballot corresponding to Old Notes which you beneficially own on the Record Date. Beneficial owners who purchase Old Notes after the Record Date and who wish to vote on the Plan must arrange with the seller to receive proxies from such persons or the Nominal Holders through whom such persons held their securities on the Record Date.

Beneficial Owners who elect to vote on the Plan should complete and sign the Ballot in accordance with the instructions thereon being sure to check the appropriate box entitled "Accept the Plan" or "Reject the Plan". Beneficial Owners may not split their vote on the Plan. Beneficial Owners must vote all Old Notes beneficially owned in the same way (that is, all "accept" or all "reject") even if such are owned through more than one broker or bank.

Each Ballot delivered directly to the Balloting Agent by a beneficial owner or a Nominal Holder voting for its own account must be validated in accordance with the instructions set forth on the Ballot by all Nominal Holders through which such persons' interest in Old Notes is held until and including the respective DTC participant through which such interest is ultimately held in the global securities registered in the name of DTC's nominee, Cede & Co. Each Master Ballot delivered to the Balloting Agent must be validated in accordance with the foregoing sentence. Registered holders are not required to obtain any validation (except notarization and apostilization).

You may receive multiple copies of this Consent Solicitation and Information Memorandum, especially if you own your Old Notes through more than one broker or bank. If you submit more than one Ballot because you beneficially own such Old Notes through more than one broker or bank, be sure to indicate in item 3 of the Ballot(s) the names of ALL other brokers or other Nominal Holders who hold Old Notes for you.

Beneficial Owners of Old Notes

A beneficial owner of Old Notes on the Record Date is eligible to vote on the Plan, if his voting instrument is properly validated in accordance with the instructions found in the Ballot and Master Ballot, regardless of whether the Old Notes were held on the Record Date in such beneficial owner's name or in the name of a brokerage firm, commercial bank, trust company or other Nominal Holder.

IF A BENEFICIAL OWNER'S CLAIM OR INTEREST IS A RESULT OF SUCH BENEFICIAL OWNER'S OWNERSHIP OF OLD NOTES ON SUCH BENEFICIAL OWNER'S BEHALF IN THE NAME OF A BROKER, DEALER, COMMERCIAL BANK, TRUST COMPANY OR OTHER NOMINAL HOLDER, ONLY THE BENEFICIAL OWNER MAY EXECUTE A BALLOT WITH RESPECT TO SUCH CLAIM OR INTEREST TO ACCEPT OR REJECT THE PLAN, PROVIDED THAT BENEFICIAL OWNERS MUST TRANSMIT THEIR COMPLETED BALLOTS EITHER (1) IF IT IS OR WILL BE VALIDATED, TO THE BALLOTING AGENT OR (2) OTHERWISE TO THE RECORD HOLDER, WHO MUST THEN RETURN VALIDATED MASTER BALLOTS TO THE BALLOTING AGENT WHICH PROVIDE IN SUMMARIZED TABULAR FORM THE VOTES BY EACH BENEFICIAL OWNER. ALL SUCH ACTIONS MUST BE COMPLETED PRIOR TO THE VOTING DEADLINE. BECAUSE OF THE NUMBER OF STEPS WHICH MAY BE NECESSARY FOR YOUR VOTE TO BE VALID, PLEASE ALLOW YOURSELF SUFFICIENT TIME TO COMPLETE THE PROCESS.

Any beneficial owner as of the Record Date, holding Old Notes in physical certificated form, registered in his, her or its own name or Nominal Holders voting for their own account can vote by completing and signing

the enclosed Ballot, duly notarized and apostilled, and returning the original directly to the Balloting Agent so that it is actually received by the Balloting Agent before the Voting Deadline of 5:00 p.m., New York City time on July 31, 2000, which may be extended at the Company's sole discretion.

Authorized signatories voting on behalf of more than one beneficial owner must complete a separate Ballot for each such beneficial owner. Any Ballot submitted to a Nominal Holder will not be counted until such Nominal Holder either validates such Ballot or properly completes and delivers a corresponding Master Ballot to the Balloting Agent.

With respect to Old Notes that are held through Euroclear or Clearstream, see "Special Procedures for Holders of Old Notes Held Through Euroclear or Clearstream."

By submitting a vote for or against the Plan, you are certifying that you are the beneficial owner of the Old Notes being voted, or an authorized signatory for such a beneficial owner. Your submission of a Ballot will also constitute a request that you (or in the case of an authorized signatory, the beneficial owner) be treated as the beneficial owner of such securities for purposes of voting on the Plan.

Brokerage Firms, Banks and Other Record Holders

A brokerage firm, commercial bank, trust company or other nominee which is the Nominal Holder, on the Record Date of Old Notes for a beneficial owner, or is a participant, directly or indirectly, in DTC, Euroclear or Clearstream (each, a "Clearing System") and is authorized to vote in the name of such Clearing System, directly or indirectly, pursuant to an omnibus proxy, assignment letter form or similar document (as described below) and is acting for a beneficial owner, may obtain the vote of the beneficial owner of such Old Notes, consistent with customary practices for obtaining the votes of securities held in "street name", in the following way:

The Nominal Holder must obtain the votes of the beneficial owners by forwarding to the beneficial owners the unsigned Ballots, together with a copy of this Consent Solicitation and Information Memorandum, a return envelope provided by, and addressed to, the Nominal Holder, and other materials requested to be forwarded. Each such beneficial owner must then indicate his, her or its vote on the original Ballot, complete the information requested in the Ballot, review the certifications contained in the Ballot, execute the Ballot and return the original Ballot to the Nominal Holder, or if the Ballot has been validated, to the Balloting Agent. After collecting the non-validated Ballots, the Nominal Holder should, in turn, complete a Master Ballot compiling the votes and other information from the Ballots, execute the Master Ballot and deliver the original Master Ballot, duly validated, to the Balloting Agent so that it is actually *received* by the Balloting Agent before the Voting Deadline. All Ballots returned by the beneficial owners to a Nominal Holder should be retained by the Nominal Holder for inspection for at least one year from the Voting Deadline. The Nominal Holder should advise the beneficial owner to return his, her or its non-validated Ballot to the Nominal Holder by a date calculated by the Nominal Holder to allow it to prepare and return the Master Ballot to the Balloting Agent so that it is actually received by the Balloting Agent before the Voting Deadline.

A proxy intermediary on behalf of a Nominal Holder may follow the procedures outlined in the preceding paragraph to vote on behalf of such beneficial owner.

With respect to Old Notes that are held through Euroclear or Clearstream, see the procedures set forth below.

Special Procedures for Holders of Old Notes Held Through Euroclear or Clearstream:

The Balloting Agent will distribute this Consent Solicitation and Information Memorandum, Ballots and other materials to Euroclear and Clearstream with a request that such Clearing Systems distribute such materials to the beneficial owners of Old Notes through the participant firms holding accounts in such Clearing Systems.

Participants in Euroclear and Clearstream should generally follow the procedures set forth in the immediately preceding section ("Brokerage Firms, Banks and Other Record Holders") by using Master Ballots, with two exceptions, as follows:

(1) The party executing the Ballot or Master Ballot (either the Clearing System participant or the beneficial owner) should send the original copy of the Ballot or Master Ballot, upon execution, by overnight

courier and a copy by telecopy to the Balloting Agent. However, to be counted for purposes of acceptance or rejection of the Plan, the original of the Ballot or Master Ballot (not merely a telecopy thereof) must be received by the Balloting Agent before the Voting Deadline. The party executing the Ballot or Master Ballot should retain a copy of the Ballot or Master Ballot.

(2) Each participant in Euroclear and Clearstream should also send a custody instruction to Euroclear or Clearstream, as applicable, that repeats the substance of the information contained in the executed Ballots or Master Ballot. Euroclear and Clearstream will forward duly Validated Master Ballots summarizing of the instructions received from their participants to the Balloting Agent.

DTC

The Company expects that DTC, as one of the two registered holders of Old Notes, will arrange for its participants to vote by executing an omnibus proxy, assignment letter form, or similar document in favor of its participants. It is expected that such participants will validate, directly or indirectly, the Ballots or Master Ballots. The Company also expects that Euroclear and Clearstream, upon the direction of their respective participants, will provide duly validated Master Ballots summarizing the Ballots received from their respective participants to the Balloting Agent, thus confirming the validity of signed Ballots or Master Ballot.

Mandatory Exchange

Each holder of a claim recognized by the Court is entitled to vote either to accept or reject the Plan in accordance with the procedures set forth in this Consent Solicitation and Information Memorandum. Subject to the approval of the Court (*homologación*), the Plan will be deemed to have been accepted if (1) the holders of at least two-thirds in principal amount of the claims of beneficial owners and other non-preferred creditors recognized by the Court have voted to accept the Plan, and (2) holders of more than one-half in number of the claims of beneficial owners and other non-preferred creditors recognized by the Court have voted to accept the Plan. If the Plan is accepted and approved (*homologado*) by the Court, the exchange of New Notes for Old Notes will be mandatory. On the Effective Date, Old Notes will be cancelled, the indebtedness represented by Old Notes will be extinguished and New Notes will be issued by the Company pro rata to the holders of Old Notes and the holders of the Old Notes shall have no rights and such instruments shall evidence no rights, except the right to receive the distributions, if any, to be made to holders of such instruments under the Plan. Except with respect to the performance by the Trustee under the Old Indenture or its agents of their obligations under the Plan or in connection with any distribution to be made under the Plan, effective as of the Effective Date, the Trustee and its agents, successors and assigns shall be discharged of all of their obligations associated with the Old Indenture and related agreements and released from all claims arising in connection with the Old Notes and the Old Indenture and, effective as of the Effective Date, the Old Indenture shall be deemed cancelled, except that such cancellation shall not impair the rights of the holders of the Old Notes to receive distributions under the Plan or the rights of the Trustee under its charging lien pursuant to the Old Indenture to the extent that the Trustee has not received payment of all amounts payable to the Trustee. Once the Trustee has completed performance of all of its duties set forth in the Plan or in connection with any distributions to be made under the Plan, if any, the Trustee, and its successors and assigns, shall be relieved of all obligations as Trustee under the Old Indenture effective as of the Effective Date.

New Notes Exempt from Registration

The New Notes have not been registered under the Securities Act or the securities laws of any state of the United States. The New Notes are exempt from registration pursuant to Section 3(a)(9) of the Securities Act. The New Notes may be freely transferred to third parties, except by affiliates of the Company, because (1) with respect to New Notes issued in exchange for Old Notes issued pursuant to Rule 144A of the Securities Act, the two-year holding period under Rule 144(k) will have been satisfied, and (2) with respect to New Notes issued in exchange for Old Notes issued pursuant to Regulation S, the requirements of Regulation S have been met.

New Notes

New Notes will be issued under the New Indenture to be entered into by the Company and The Bank of New York, as Trustee, and will mature on the 10th anniversary of the Effective Date. New Notes will be issued in exchange for each US$1,000 principal amount of Old Notes cancelled. See "Description of New Notes" for a complete description of New Notes.

Taxes

Certain Argentine and United States federal income tax consequences of the exchange of New Notes and cash for Old Notes pursuant to the Plan and of the acquisition, ownership and disposition of New Notes are discussed below under "Taxation."

Balloting Agent

The Company has appointed Bondholder Communications Group as the Balloting Agent for the Consent Solicitation. Requests for additional copies of this Consent Solicitation and Information Memorandum, the Ballot and other related documents should be addressed to the Balloting Agent as follows:

> By hand, overnight courier or registered or certified mail: Bondholder Communications Group, 30 Broad Street, 46th Floor, New York, New York 10004, Attention: Carmen Torres, Telephone: 212 809-2663 or toll-free within the U.S. at 888-385-2663. By fax: 212-422-0790. By e-mail: contact@bondcom.com

Fees and Expenses

All expenses incident to this consent to the Plan will be borne by the Company.

The Company has also agreed to pay to the Trustee under the Old Indenture its reasonable fees, costs and expenses and the reasonable fees, costs and expenses of its professional advisors. The Company made certain payments in respect of such fees, costs and expenses during the course of the financial restructuring. If the Company were to fail to make such payments, the Trustee may assert the right, under the terms of the Old Indenture, to be paid first on account of such unpaid fees, costs and expenses prior to any distribution of restructuring consideration to the holders of Old Notes under such Old Indenture.

RATINGS

National Executive Power Decree No. 656/92 issued on April 28, 1992, as amended by Decree No. 2019/93 (the "Decree"), as supplemented by CNV General Resolution No. 217/92 of August 24, 1992, established that the debt securities of a company authorized by the CNV to be publicly offered in Argentina on or after November 1, 1992, must be rated by two authorized Argentine rating agencies. Prior to the introduction of this requirement, there were no rating agencies in Argentina, and Argentine companies did not have ratings for their outstanding securities. The Decree, together with CNV General Resolution No. 221/92, issued on October 21, 1992, established certain general rules in relation to such ratings. Specific guidelines for the standards to be applied in establishing ratings are submitted by prospective rating agencies to, and approved by, the CNV.

The Company has selected Humphreys Argentina and Magister to rate the New Notes. The Decree provides for rating agencies to operate five basic categories of debt rating from "A" to "E" within which there may be sub-categories. Categories "A" to "D" are to apply to debt issues in respect of which the information requirements of applicable Argentine law and regulations are fulfilled. Securities of an issuer will be given an "E" rating if such requirements are not fulfilled. The exact parameters of each category and sub-category form part of the submission to the CNV of any prospective rating agency.

The methods used by Argentine rating agencies (including Humphreys Argentina and Magister) to assign credit ratings may differ from those used by rating agencies in the United States or other countries.

Ratings do not constitute a recommendation to purchase, hold or sell any New Notes offered hereby and may be changed, suspended or withdrawn at any time.

FOREIGN EXCHANGE RATES AND EXCHANGE CONTROLS

As a result of inflationary pressures, the Argentine currency was subject to repeated devaluations during the four decades prior to 1991. During this period, Argentina adopted and operated various exchange rate systems. Macroeconomic instability produced wide fluctuations in the real exchange rate of the Argentine currency with respect to the dollar.

Prior to December 1989, the Argentine foreign exchange market was subject to exchange controls. From December 1989 until April 1991, Argentina had a freely floating exchange rate for all foreign currency transactions. On March 20, 1991, the Argentine Government announced an economic reform plan known as the Convertibility Plan. The Convertibility Plan included the Convertibility Law. Since April 1, 1991, in accordance with the Convertibility Law, the Argentine currency has continued to be freely convertible into dollars. Under the Convertibility Law, the Central Bank is obligated to have a reserve in foreign currencies, gold and public bonds denominated in foreign currency (at their market value) equal to the amount of the outstanding Argentine currency and to sell dollars at a rate of not more than Ps 1.00 per US$1.00. Additionally, on January 12, 1995, the Central Bank promulgated Communication "A" 2298, adopting a policy of purchasing dollars at a rate of Ps 1.00 per US$1.00. Under the Argentine Government's medium-term program agreed to with the International Monetary Fund ("IMF"), the convertibility scheme will maintain the present fixed convertibility ratio of Ps 1.00 per US$1.00. The government has recently affirmed its intention to maintain such policy; however, there can be no assurance that the Argentine Government will continue this policy for any period of time. In the event of a significant devaluation of the peso, the financial condition or results of operations of Argentine companies, including the Company, and the ability of Argentine companies to meet their foreign currency-denominated obligations could be adversely affected.

The following table shows, for the calendar periods indicated, certain information from Banco Nación and the Argentine Central Bank regarding the free and controlled exchange rates for dollars, expressed in nominal pesos per dollar. The Federal Reserve Bank of New York does not report a noon buying rate for Argentine pesos. On June 1, 2000, the exchange rate in effect was Ps 1.00 to US$1.00.

	Controlled Rate				**Free Rate**			
	High	**Low**	**Period Average(1)**	**End**	**High**	**Low**	**Period Average(1)**	**End**
1988	0.0013	0.0004	0.0009	0.0013	0.0016	0.0007	0.0011	0.0016
1989	0.1300	0.0014	0.0414	0.1350	0.1350	0.0017	0.0465	0.1350
1990	—	—	—	—	0.6046	0.1715	0.4883	0.5139
1991	—	—	—	—	0.9990	0.9430	0.9866	0.9990
1992(2)	—	—	—	—	0.9990	0.9910	0.9919	0.9990
1993	—	—	—	—	1.0001	0.9967	0.9995	0.9990
1994	—	—	—	—	1.0000	0.9992	0.9996	1.0000
1995	—	—	—	—	1.0000	0.9992	0.9996	1.0000
1996	—	—	—	—	1.0000	0.9990	0.9995	1.0000
1997	—	—	—	—	1.0000	0.9990	0.9995	1.0000
1998	—	—	—	—	1.0000	0.9990	0.9995	1.0000
1999	—	—	—	—	1.0000	0.9990	0.9995	1.0000
2000(3)	—	—	—	—	1.0000	0.9990	0.9995	1.0000

(1) Average of month-end rates.

(2) On January 1, 1992, the peso replaced the austral as the legal currency of Argentina at the rate of 10.000 australes per peso.

(3) Through June 1, 2000.

Sources: Central Bank; Banco Nación.

Fluctuations in the exchange rate between pesos and dollars could affect the Company's ability to meet its foreign currency obligations. Devaluation of the Argentine currency could adversely affect the Company's operating results.

SELECTED FINANCIAL INFORMATION

The following selected financial information of the Company for the years ended December 31, 1999, 1998 and 1997, and for the three-month periods ended March 31, 2000 and 1999, has been derived from, is qualified by reference to and should be read in conjunction with the financial statements of the Company, the notes thereto and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this Consent Solicitation and Information Memorandum. The financial statements of the Company for the years ended December 31, 1999, 1998 and 1997, have been audited by Deloitte & Co. S.R.L., Argentine correspondents for Deloitte Touche Tohmatsu International, the Company's independent certified public accountants. Deloitte & Co. S.R.L. has performed a limited review of the financial statements of the Company for the three-month periods ended March 31, 2000 and 1999. See the Auditor's Report and the Limited Review Report included elsewhere in this Consent Solicitation and Information Memorandum.

Except as described in "Presentation of Financial Information," the financial statements of the Company are prepared in accordance with Argentine GAAP, which differs in certain respects from U.S. GAAP, and with Argentine reporting practices. See Annex A—Principal Differences between Argentine GAAP and U.S. GAAP.

Income Statement Data (in thousands of Pesos)

	Year Ended December 31,			Three Months Ended March 31,	
	1999	1998	1997	2000	1999
Net Sales(1)	Ps 36,468	35,440	35,347	8,043	9,697
Cost of Sales	Ps(35,158)	31,405	(30,734)	(7,781)	(9,111)
Gross Profit	Ps 1,310	4,035	4,613	262	586
Marketing Expenses	(875)	(574)	(352)	(215)	(101)
Administrative Expenses	Ps (2,510)	(1,994)	(2,030)	(585)	(498)
Operating Income	Ps (2,075)	1,467	2,231	(538)	(13)
Other Income-Expense (Net)	Ps (8,742)	(8,193)	(6,882)	(253)	(2,109)
Net (Loss) Income	Ps(10,817)	(6,726)	(4,651)	(791)	(2,122)

(1) Net sales represent gross sales less energy purchases, transmission costs and turnover taxes. Energy purchases were Ps 14.07 million, Ps 16.87 million and Ps 12.84 million for 1999, 1998 and 1997, respectively, and Ps 4.11 million and Ps 3.69 million for the three months ended March 31, 2000 and 1999, respectively. Transmission costs were Ps 7.57 million, Ps 6.55 million and Ps 7.65 million for 1999, 1998 and 1997, respectively, and Ps 1.65 million and Ps 1.84 million for the three months ended March 31, 2000 and 1999, respectively. See "Argentine Electricity Industry and Regulatory Framework—Pricing Energy Payments." Turnover taxes were Ps 0.18 million, Ps 0.18 million and Ps 0.18 million for 1999, 1998 and 1997, and Ps 0.05 million and Ps 0.05 million for the three months ended March 31, 2000 and 1999, respectively.

Balance Sheet Data (in thousands of Pesos)

	December 31, 1999	December 31, 1998	December 31, 1997	March 31, 2000	March 31, 1999
ASSETS					
Current Assets					
Cash and Bank Deposits	Ps 787	594	536	531	1,639
Investments	8,917	5,832	7,412	9,709	8,225
Trade Receivables	9,039	10,871	9,000	8,504	9,748
Other Receivables	1,458	1,085	1,243	2,906	1,131
Supplies and Materials	Ps 1,891	1,467	1,555	1,856	1,486
Total Current Assets	Ps 22,092	19,849	19,746	23,506	22,229
Non-Current Assets					
Property, Plant and Equipment(1)	Ps 97,248	101,816	106,126	96,158	100,645
Intangible Assets	Ps 1,520	2,391	3,471	1,340	2,143
Total Non-Current Assets	Ps 98,769	104,207	109,597	97,498	102,788
Total Assets	Ps120,861	124,056	129,343	121,004	125,017
LIABILITIES					
Current Liabilities					
Accounts Payable	Ps 2,145	3,884	3,874	2,745	4,445
Loans	6,740	680	737	6,740	2,906
Payroll and Social Security	210	111	154	361	148
Taxes	3,351	2,223	910	3,187	2,532
Several Payment Accrual	24	8	6	26	25
Miscellaneous	Ps 2,137	—	—	2,331	—
Total Current Liabilities	Ps 14,607	6,906	5,681	15,390	10,056
Non-Current Liabilities					
Loans	Ps 60,000	60,000	60,000	60,000	60,000
Reserve	Ps 306	384	171	456	317
Total Non-Current Liabilities	Ps 60,306	60,384	60,171	60,456	60,317
Total Liabilities	Ps 74,913	67,290	65,852	75,846	70,373
Total Stockholders' Equity	Ps 45,948	56,766	63,491	45,158	54,644
Total Liabilities and Stockholders' Equity	Ps120,861	124,056	129,343	121,004	125,017
Selected Financial Ratios					
Total Non-Current Assets/Total Assets	0.82	0.84	0.85	0.81	0.82
Total Stockholders' Equity/Total Liabilities	0.61	0.84	0.96	0.60	0.78
Total Liabilities/Total Liabilities and Stockholders' Equity	0.62	0.54	0.51	0.63	0.56

(1) Net of accumulated depreciation of Ps 31.90 million, Ps 27.11 million and Ps 22.67 million at December 31, 1999, 1998 and 1997, respectively, and Ps 33.07 million and Ps 28.33 million at March 31, 2000 and 1999, respectively.

Sources and Uses of Funds Data (in thousands of Pesos)

	Year Ended December 31,			Three Months Ended March 31,	
	1999	1998	1997	2000	1999
Sources of Funds					
EBITDA	Ps1,001	5,647	8,050	312	1,282
Net Interest Gain (Expense)	1,008	(6,837)	(6,840)	253	(1,907)
Items No Representing Use (Sources) of Funds	1,250	380	205	450	—
Operating Cash Flow	Ps3,259	(810)	1,415	1,015	(625)
Changes in Assets and Liabilities					
Decrease (Increase) in Accounts Receivables	Ps1,612	(1,871)	(1,261)	535	1,123
Decrease (Increase) in Other Receivables	(373)	158	583	(1,447)	(46)
Decrease (Increase) in Supplies and Materials	(423)	86	(52)	35	(17)
(Decrease) Increase in Liabilities	(498)	1,059	454	483	3,083
Changes in Working Capital	318	(568)	(276)	(394)	4,143
Capital Expenditures	(298)	(145)	(1,369)	(85)	(79)
Net Increase (Decrease in Cash)	Ps3,279	(1,523)	(230)	536	3,439

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion should be read in conjunction with the Company's financial statements and the notes thereto included elsewhere in this Consent Solicitation and Information Memorandum. The Company prepares its financial statements in accordance with Argentine GAAP, which differs in certain respects from U.S. GAAP. Argentine GAAP is generally less restrictive and allows wider latitude in the definition and application of certain accounting principles than U.S. GAAP. See Annex A—Principal Differences Between Argentine GAAP and U.S. GAAP.

Overview

The Company is principally engaged in the ownership and operation of the Plant and the sale of electricity generated thereby. The Company derives its revenues from the generation and sale of energy and capacity in the Spot Market and in the Term Market pursuant to privately negotiated agreements. The Company is paid through CAMMESA, which acts as a "clearing agent" for sales in the Spot Market, and is paid directly by its customers for its sales pursuant to term agreements. In selling energy to GUMEs under the Argentine regulatory scheme, the Company acts as a broker, buying energy in the Spot Market at the applicable Seasonal Price (as defined under "Argentine Electricity Industry and Regulatory Framework—Pricing Energy Payments") and selling to GUMEs at the Seasonal Price plus a margin.

The Argentine electricity generation industry has experienced excess capacity since privatization began in 1992, primarily as a result of increased competition among generators and the addition of more efficient generation capacity. Spot Market prices have declined in recent years as a result of more efficient electrical generation. To counteract the effect of lower Spot Market prices and to reduce the effect of price fluctuations, the Company has adopted the strategy of seeking increased sales in the Term Market through privately negotiated agreements.

The two largest components of the Company's cost of sales are fuel and salaries and wages, with fuel accounting for over 90% of the Company's variable costs. The Company has sought to stabilize its fuel costs by entering into long-term natural gas supply and transmission agreements.

Results of Operations

Year Ended December 31, 1999, Compared to Year Ended December 31, 1998

The following tables set forth information regarding the Company's total gross sales, net sales, electricity generated and average sales prices for the years ended December 31, 1999 and 1998.

	Year Ended December 31,	
	1999	1998
	(in millions of Pesos, except for GWh and sales price per MWh)	
Energy Sales in Spot Market	Ps 10.55	12.06
Capacity Sales in Spot Market	3.84	2.75
Sales in Term Market (Energy & Capacity)	43.24	43.88
Frequency Regulation Income	Ps 0.67	0.35
Total Gross Sales	Ps 58.29	59.04
Energy Purchases	Ps(14.07)	(16.87)
Transmission Costs	(7.57)	(6.55)
Turnover Taxes	Ps (0.18)	(0.18)
Net Sales	Ps 36.47	35.44
Total GWh Generated	1,801	1,564
Average Sales Price per MWh	20.25	22.66

The Company's net energy generation and capacity made available in 1999 produced total gross sales of Ps 58.29 million, comprised of Ps 10.55 million of energy sales and Ps 3.84 million of capacity sales in the Spot Market, an aggregate of Ps 43.24 million of energy sales and capacity sales in the Term Market and Ps 0.67 million of frequency regulation income. The Company's net energy generation and capacity made available during 1998 produced total gross sales of Ps 59.04 million, comprised of Ps 12.06 million of energy sales and Ps 2.75 million of capacity sales in the Spot Market, an aggregate of Ps 43.88 million of energy and capacity sales in the Term Market and Ps 0.35 million of frequency regulation income. Netted from such gross revenues during 1999 were energy purchases of Ps 14.07 million, transmission costs of Ps 7.57 million and turnover taxes of Ps 0.18 million. Netted from such gross revenues during 1998 were energy purchases of Ps 16.87 million, transmission costs of Ps 6.55 million and turnover taxes of Ps 0.18 million.

The average price of energy and capacity in the Spot Market at the Ezeiza node (the node serving the Buenos Aires region) increased approximately 12.7% from Ps 16.17 per MWh for 1998 to Ps 18.22 per MWh for 1999. The average price of energy and capacity in the Spot Market at the Güemes node increased approximately 3.17% from Ps 16.06 per MWh for 1998 to Ps 16.57 per MWh for 1999. This increase was primarily due to the low hydraulic power generated by the Comahue basin and the increased demand resulting from high temperatures.

The following table sets forth information regarding the Company's cost of sales for the years ended December 31, 1999 and 1998.

	Year ended December 31			
	1999		1998	
	(in millions of Pesos(1))	%	(in millions of Pesos(1))	%
Fuel	Ps24.56	69.85%	Ps20.62	65.67%
Salaries and Wages	2.82	8.02%	2.33	7.42%
Amortization of Intangible Assets	0.89	2.53%	1.09	3.47%
Third Party Services	0.61	1.73%	0.96	3.06%
Supplies and Materials	0.48	1.37%	0.80	2.55%
Social Security Charges	0.36	1.02%	0.44	1.40%
Management Costs	0.42	1.19%	0.61	1.94%
Other	Ps 5.02	14.29%	4.55	14.49%
Total Costs of Sales	Ps35.16	100.00%	31.40	100.00%
Total GWh Generated	1,801		1,564	
Average Fuel Cost per net MWh produced	13.64		13.18	
Average Cost per net MWh produced	19.52		20.08	

(1) Except for GWh, Fuel Cost per net MWh and Cost per net MWh.

Total cost of sales increased Ps 3.76 million from Ps 31.40 million for 1998 to Ps 35.16 million for 1999.

Fuel costs increased Ps 3.94 million to Ps 24.56 million for 1999 from Ps 20.62 million for 1998, primarily due to the increase in generation at the Plant. Natural gas consumption for 1999 was approximately 544,996 Dm^3 at a price of Ps 45.06 per Dm^3, compared to approximately 481,310 Dm^3 at a price of Ps 42.84 per Dm^3 for the year ended December 31, 1998.

Net depreciation of fixed assets, included in cost of sales, for the years ended December 31, 1999 and 1998, was Ps 4.73 million and Ps 4.34, respectively. Depreciation of machinery and equipment is calculated based on hours of service rendered in accordance with the remaining hours of useful life determined in a technical study commissioned by the Company in 1992. The rest of the Company's property, plant and equipment is depreciated by the straight-line method over the remaining useful life.

Administrative expenses increased Ps 0.52 million to Ps 2.51 million in 1999, compared to Ps 1.99 million in 1998, due to a Ps 0.21 million increase in salaries and social security charges related to personnel. Other expenses increased Ps 0.30 million as a result of the Company's marketing efforts to increase sales in the Term Market.

The Company's net financial result reflects a net loss of Ps 6.08 million during 1999, compared to a net loss of Ps 6.84 million during 1998, primarily as a result of the non-payment of interest due with respect to the Old Notes starting on March 11, 1999.

As a result of net loss carryover, the financial statements of the Company for 1999 and 1998 reflect real tax rates of 0.0%. At December 31, 1999, the Company had remaining Ps 21.30 million of tax loss carryover, which can be carried over as follows: Ps 2.9 million until 2001, Ps 4.1 million until 2002, Ps 5.0 million until 2003 and Ps 9.3 million until 2004.

Net loss increased Ps 4.09 million, from (Ps 6.73) million for 1998 to (Ps 10.82) million for 1999, as a result of the factors described above.

Three Months Ended March 31, 2000, Compared to the Three Months Ended March 31, 1999

The following tables set forth information regarding the Company's total gross sales, net sales, electricity generated and average prices for the three-month periods ended March 31, 2000 and 1999.

	Three Months Ended March 31	
	2000	1999
	(in millions of Pesos, except for GWh and sales price per MWh)	
Energy Sales in Spot Market	2.33	2.77
Capacity Sales in Spot Market	0.89	0.94
Sales in Term Market (Energy & Capacity)	10.41	11.44
Frequency Regulation Income	0.22	0.12
Total Gross Sales	13.85	15.27
Energy Purchases	(4.11)	(3.69)
Transmission Costs	(1.65)	(1.84)
Turnover Taxes	(0.05)	(0.05)
Net Sales	8.04	9.69
Total GWh Generated	364	493
Average Sales Price per MWh	22.09	19.66

For the three months ended March 31, 2000, the Company had a net generation of 364 GWh and an average available capacity of 167 MW, compared to 493 GWh and 228 MW, respectively, for the three months ended March 31, 1999, primarily as a result of the off-line operating system under which the Plant operated during such period. As part of this system, one 60 MV unit remains off-line, but receives compensation for available capacity, which is known as Base Power Reserve.

The Company's net energy generation and capacity made available during the three months ended March 31, 2000, produced total gross sales of Ps 13.85 million, comprised of Ps 2.33 million of energy sales and 0.89 million of capacity sales in the Spot Market, an aggregate of Ps 10.41 million of energy and capacity sales in the Term Market and Ps 0.22 million of frequency regulation income. The Company's net energy generation and capacity available during the three months ended March 31, 1999, produced total gross sales of Ps 15.27 million, comprised of Ps 2.77 million of energy sales and Ps 0.94 million of capacity sales in the Spot Market, an aggregate of Ps 11.44 million of energy and capacity sales in the Term Market and Ps 0.12 million of frequency regulation income. Netted from such gross revenues for the three months ended March 31, 2000, were energy purchases of Ps 4.11 million, transmission costs of Ps 1.65 million and turnover taxes of Ps 0.05 million. Netted from such gross revenues during the three months ended March 31, 1999, were energy purchases of Ps 3.69 million, transmission costs of Ps 1.84 million and turnover taxes of Ps 0.05 million. The decrease in transmission costs of Ps 0.19 million reflects a change in the regulations concerning the allocation of transmission costs among WEM agents.

The average price of energy and capacity sold in the Spot Market at the Ezeiza node decreased approximately 3.21% from Ps 17.13 per MWh for the three months ended March 31, 1999, to Ps 16.58 per MWh for the three months ended March 31, 2000. Such decrease was primarily due to increased capacity resulting from new generation units beginning service and increased efficiency of existing generation units.

The average price of energy and capacity sold in the Spot Market at the Güemes node increased approximately 21%, from Ps 14.53 per MWh for the three months ended March 31, 1999, to Ps 17.56 per MWh for the three months ended March 31, 2000. The increase in price at the Güemes node was the result of the off-line operating system used in the first three months of 2000. Under this system, the Company is not compensated at market prices, but rather according to its declared variable cost of production, which was higher than the market price for the period.

The decrease in net sales for the three months ended March 31, 2000, compared to the three months ended March 31, 1999, is primarily the result of a decrease in the net energy produced, from 493 GWh for the three months ended March 31, 1999, to 364 GWh for the three months ended March 31, 2000, which offset the increase in average sales price generated from Ps 19.66 per MWh for the three months ended March 31, 1999, to Ps 22.09 per MWh for the three months ended March 31, 2000.

The following tables set forth the Company's total cost of sales for the three-month periods ended March 31, 2000 and 1999.

	Three Months ended March 31			
	2000		1999	
	(in millions of Pesos(1))	%	(in millions of Pesos(1))	%
Fuel	4.98	64.01%	6.51	71.46%
Salaries and Wages	0.83	10.67%	0.62	6.81%
Amortization of Intangible Assets	0.18	2.31%	0.25	2.74%
Third Party Services	0.15	1.93%	0.08	0.88%
Supplies and Materials	0.22	2.83%	0.13	1.43%
Social Security Charges	0.11	1.41%	0.09	0.99%
Management Costs	0.10	1.29%	0.15	1.65%
Other	1.21	15.55%	1.28	14.04%
Total Costs of Sales	7.78	100.00%	9.11	100.00%
Total GWh Generated	364		493	
Average Fuel Cost per net MWh produced	13.67		13.20	
Average Cost per net MWh produced	21.37		18.50	

(1) Except GWh, Fuel Cost per net MWh and Cost per net MWh.

Total cost of sales decreased Ps 1.33 million to Ps 7.78 million for the three months ended March 31, 2000, compared to Ps 9.11 million for the three months ended March 31, 1999. This decrease was primarily the result of lower fuel consumption.

Fuel costs decreased Ps 1.53 million to Ps 4.98 million for the three months ended March 31, 2000, from Ps 6.51 million for the three months ended March 31, 1999, primarily due to a decrease in generation at the Plant. Natural gas consumption for the three months ended March 31, 2000, was approximately 109,469 Dm^3 at a price of Ps 45.49 per Dm^3, compared to approximately 150,321 Dm^3 at a price of Ps 43.31 per Dm^3 for the three months ended March 31, 1999.

Net depreciation of fixed assets, included in cost of sales was Ps 1.15 million for the three months ended March 31, 2000, compared to Ps 1.22 million for the three months ended March 31, 1999. Depreciation of machinery and equipment is calculated based on hours of service rendered in accordance with the remaining hours of useful life determined in a technical study commissioned by the Company in 1992. The rest of the Company's property, plant and equipment is depreciated by the straight-line method over the remaining useful life.

Administrative expenses increased Ps 0.09 million, from Ps 0.50 million for the three months ended March 31, 1999, to Ps 0.59 million for the three months ended March 31, 2000, due primarily to an increase in salaries and social security charges.

The Company's net financial results reflect a net gain of Ps 0.25 million for the three months ended March 31, 2000, as compared with a net loss of Ps 1.91 million for the three months ended March 31, 1999, primarily as a result of the non-payment of interest on the Old Notes and gains from temporary deposits of funds in various Argentine financial institutions.

Net loss for the three months ended March 31, 2000, was Ps 0.79 million compared to a net loss of (Ps 2.12 million) for the three months ended March 31, 1999.

Liquidity and Capital Resources

The Company had Ps 9.70 million and Ps 10.24 million in cash and short-term investments for the year ended December 31, 1999, and the three months ended March 31, 2000, respectively. Cash flow from operations, defined as net income plus depreciation, amortization, and net financial expense, and items not representing use (sources) of funds were Ps 3.26 million and Ps 1.02 million for the year ended December 31, 1999, and the three months ended March 31, 2000, respectively.

The Company paid no interest on the Old Notes during 1999, compared with Ps 7.20 million during 1998. At March 31, 2000, the Company had outstanding financial debt of Ps 66.74 million, equivalent to the Old Notes and accrued interest thereon.

The Company had Ps 0.14 million of capital expenditures in 1998 and Ps 0.30 million in 1999. The Company currently plans approximately Ps 6.88 million of capital expenditures in 2000, Ps 2.18 million in 2001, Ps 1.27 million in 2002, Ps 0.28 million in 2003, Ps 0.30 million in 2004 and Ps 0.33 million in 2005, for scheduled maintenance and overhaul of the Plant. Capital expenditures for normal maintenance and overhaul of the Plant are expected to be financed through internally generated cash flow.

ARGENTINE ELECTRICITY INDUSTRY AND REGULATORY FRAMEWORK

The following is a summary of certain matters relating to the electricity industry in Argentina, including provisions of Argentine laws and regulations applicable to the electricity industry, including the Company. This summary is not intended to constitute a complete analysis of all laws and regulations applicable to the electricity industry. Holders of Old Notes are advised to review the summary of such laws and regulations published by CAMMESA and to consult their legal and business advisors for a more detailed analysis thereof.

Privatization

As part of the new economic plan inaugurated by President Carlos Menem in 1989, the Argentine Government undertook an extensive program of privatization of all major state-owned industries, including the electricity generation, transmission and distribution sectors. Presidential Decree No. 634, promulgated in March 1991, and Law No. 24,065 (the "Regulatory Framework Law"), approved in January 1992, together with its implementing Decree 1398/92, established guidelines for the restructuring and privatization of the electricity sector. The new framework identified the generation, transmission and distribution of electricity as separate stages and subjected each to appropriate regulation. The ultimate objective of the privatization process was to achieve the reduction of rates and improve the quality of service through competition. The privatization process commenced in February 1992 with the sale of several large thermal generation facilities formerly operated by Servicios Eléctricos del Gran Buenos Aires ("SEGBA"), and has continued with the sale of transmission and distribution facilities and additional thermoelectric and hydroelectric generation facilities.

Supply and Demand (Historical)

The generation of electricity in Argentina between 1980 and 1999 increased by over 5.9% per annum compared with population growth per annum of 16.69% between 1980 and 1991, 6.6% between 1991 and 1995 and 5.36% between 1995 and 1999. According to its forecasting reports, CAMMESA expects electric power demand to grow at a rate of approximately 5% for the year 2001. The net demand for energy in the WEM grew at a rate of 4.70% during 1999 and 7.5% between January and March 2000, as compared with the year-ago period.

Growth of Electric Energy Generation and Population

Year	Generation of Electric Energy(1) (GWh)	Population(2) (in thousands)
1980	35,671	27,949(**)
1985	41,465	30,305
1990	47,001	32,527
1991	50,115	32,615(**)
1992	52,294	33,104(*)
1993	57,861	33,869(*)
1994	60,958	34,318(*)
1995	62,809	34,768
1996	68,318	35,220
1997	67,777	35,672
1998	68,174	36,125(*)
1999	77,984	36,612(*)

(1) Source: Secretary of Energy
(2) Source: INDEC (Instituto Nacional de Estadísticas y Censos)
(*) Amounts estimated by the Company
(**) Amounts obtained from national census conducted by INDEC

According to CAMMESA, in 1999, energy consumption in Argentina was approximately as follows: industrial (39.88%); residential (34.50%); commercial (23.88%); and other (1.74%). Historically, industrial consumption has grown more rapidly than any other sector, followed by residential consumption.

CAMMESA estimates that during 1999, total generation of electricity in the WEM (not including Sistema Patagónico, the southern transmission system which is not connected to the NIS) was 72,857 GWh, of which 56.4% was produced by thermal plants, 34.1% was produced by hydroelectric plants, 9.0% was produced by nuclear plants and 0.5% was provided by other generators. Total installed capacity in the WEM as of March 31, 2000, was 19,921 MW, of which 9,991 MW corresponded to thermal generation, 8,925 MW to hydraulic generation and 1,005 MW to nuclear generation. During peak hours, 12,709 MW is required to meet demand.

As of March 31, 2000, the total energy generated by the WEM was 19,739 GWh, of which 60.51% corresponded to thermal generation facilities, 30.22% to hydraulic generation facilities, 9.05% to nuclear generation facilities and 0.22% to other generation facilities.

In addition to the foregoing, CAMMESA estimates that an additional 3,456 MW of thermal generating capacity will go on line between 2000 and 2002 after the date of this Consent Solicitation and Information Memorandum. Between the year 2000 and 2006, CAMMESA expects an additional 2,665 MW to come on-line, of which 745 MW will be nuclear, 1,000 MW will be thermal (combined cycle) and 920 MW will be hydraulic. In addition, CAMMESA does not include in its projections projects which do not have a firm completion date. If these projects were included, an additional 1,874 MW would come on line, of which 30 MW will be hydraulic and the rest will be thermal (combined cycle).

Generation Capacity

Generation Units	Type	Year	Installed Capacity (MW)
Yacyretá	Hydroelectric	1996	564
		1997	733
		1998	345
Casa de Piedra	Hydroelectric	1996	60
C.T. Buenos Aires	Thermal	1996	240
C.T. Ave Fénix	Thermal	1996	160
C.T. Tucumán	Thermal	1996	144
C.T. Genelba	Thermal	1996	219
		1997	455
Luján de Cuyo	Thermal	1998	240
Argener	Thermal	1998	180
Pichi Picún Leufú	Hydroelectric	1999	249
Central Costanera	Thermal	1999	851
Pluspetrol Energy	Thermal	1999	158
C.T. Agua del Cajón	Thermal	2000	270
Total			4,868

Source: CAMMESA

Generation Capacity after March 2000

Generation Units	Type	Year	Installed Capacity (MW)
Central Puerto	Thermal	2000	798
Dock Sud	Thermal	2000	780
C.T. Paraná	Thermal	2000	845
Ciclo Combinado Independencia	Thermal	2002	242
Central Eléctrica Buenos Aires Norte	Thermal	2002	791
Total			3,456

Source: CAMMESA

Generation Capacity 2002 to 2006

Generation Units	Type	Year	Installed Capacity (MW)
Central Nuclear Atucha II	Nuclear	2006	745
Enargen (Comahue)	Thermal	2003	480
Ciclo Combinado TermoRoca (TPC)	Thermal	2003	60
San Pedro	Thermal	2003	60
Ciclo Combinado Futuro Cuyo 1	Thermal	2005	400
Yacyretá (cota 83)	Hydroelectric	2004	700
Cuyo Ampliación	Hydroelectric	2005	120
Bermejo	Hydroelectric	2004	100
Total			2,665

Source: CAMMESA

Generators which may become part of the WEM but which are not included in CAMMESA's projections.

Generation Units	Type	Potential MW	Accumulated Pot. MW
Las Maderas	Hydroelectric	30	30
Las Playas	Thermal	250	280
Loma de la Lata Ciclo Combinado	Thermal	200	480
C.T. San Miguel de Tucuman	Thermal	274	754
C.T. Termoandes	Thermal	270	1,024
Genelba 2 Ciclo Combinado	Thermal	850	1,874
Total		1,874	

Source: CAMMESA

Wholesale Electricity Market

The WEM framework came into effect in August 1992. Under the WEM, a competitive market has been established in which electricity generators and distributors can buy and sell electricity at prices determined by the forces of supply and demand, and can enter into long-term electricity supply contracts.

The WEM consists of:

(1) a term market (the "Term Market"), with agreements whose quantities, prices and conditions are agreed upon directly and freely between sellers and buyers;

(2) a spot market (the "Spot Market"), with prices established on an hourly basis as a function of economic production cost, represented by the short term marginal cost of production measured at Ezeiza, the load center of the WEM; and

(3) a system of stabilization, on a quarterly basis, of Spot Market prices, designed for purchases by distributors.

Structure

According to the structure of the Argentine electricity industry, as set forth in the Regulatory Framework Law, the WEM includes the following categories of principal agents: generators, transmitters, distributors and Large Users. These agents, together with the Secretary of Energy (on behalf of the Argentine Government), form CAMMESA.

In addition, Article 54 of the Regulation Framework Law created the National Electricity Regulation Entity *(Ente Nacional Regulador de la Electricidad)* ("ENRE"), the agency in charge of enforcing compliance with the Regulatory Framework Law.

Regulatory Control

A description of the principal regulatory authorities in the Argentine electricity industry follows.

ENRE. The ENRE is an agency which functions under the Secretary of Energy and which has a variety of regulatory and jurisdictional powers. The duties of the ENRE include, among others: (1) to enforce compliance with the Regulatory Framework Law and related regulations; (2) to control the delivery of services and to enforce compliance with the terms of concession agreements; (3) to adopt rules applicable to generators, transmission companies, distributors, users of electricity and other related parties with respect to safety, technical rules and procedures, measuring and billing consumption, the interruption and reconnection of supplies, third party access to real estate used in the electricity industry and the quality of the services offered; (4) to issue opinions regarding anti-competitive, monopolistic and discriminatory conduct between participants in the electricity industry; (5) to impose penalties when provisions of the concession agreements or other related regulations are infringed; and (6) to arbitrate conflicts between system participants.

The ENRE is directed by a five-member Board of Directors appointed by the executive branch of the Argentine Government. Two of these five members are nominated by the Federal Council of Electric Energy (*Consejo Federal de la Energía Eléctrica*). The ENRE is responsible for advising the Argentine Government on matters related to electricity.

CAMMESA. The organization of CAMMESA and approval of CAMMESA's by-laws were set forth in Decree No. 1,192 dated July 10, 1992. Of CAMMESA's shares, 20% are held by the Argentine Government and 20% are held by each of the associations representing (1) generation companies, (2) transmission companies, (3) distribution companies and (4) Large Users.

CAMMESA is in charge of:

(1) the technical dispatch of the NIS pursuant to the Regulatory Framework Law and related regulations. It is in charge of (a) determining the technical and economic dispatch of electricity, seeking to maximize the system's security and the quality of electricity supplied, and minimizing wholesale prices in the Spot Market; (b) planning energy capacity needs and optimizing the use of energy pursuant to the rules set from time to time by the Secretary of Energy; and (c) monitoring the operation of the Term Market and administering the technical dispatch of electricity pursuant to any agreements entered into in such market;

(2) acting as agent of the various WEM participants and/or carrying out the duties entrusted to it in connection with the electricity industry;

(3) purchasing and/or selling electric power from or to other countries by performing the relevant import/export operations; and

(4) rendering services related to the Argentine electricity industry.

The operating costs of CAMMESA are covered by mandatory contributions made by members of the WEM. The regulations in effect have established a maximum amount for CAMMESA's annual budget, equivalent to 0.85% of the aggregate transactions in the WEM.

WEM Agents

Generators. In Argentina, there are approximately 40 generating plants owned by some 30 private companies, by companies owned by provincial joint ventures and by international joint ventures. Generators participate in CAMMESA through the Argentine Association of Electric Power Generators which is entitled to appoint two acting and two alternate directors of CAMMESA.

As of December 1999, approximately 76.8% of the electric power generating sector had been privatized. Privatized companies include hydroelectric generators such as Hidroeléctrica Alicurá S.A., Hidroeléctrica El Chocón S.A., Hidroeléctrica Cerros Colorados S.A., Hidroeléctrica Piedra del Aguila S.A., Hidroeléctrica Los Nihuiles S.A., Pichi Picún Leufú and thermal generators such as the Company, Central Puerto S.A., Central Costanera S.A., Central Térmica Alto Valle S.A., Central Térmica Pedro de Mendoza S.A. and Central Térmica Sorrento S.A. Other large hydroelectric plants such as Yacyretá and Salto Grande, and all nuclear plants, remain to be privatized.

The following table sets forth information regarding the Argentine generation companies participating in the WEM as of December 31, 1999.

Privatized Generators

	Generator	City/Province/Region
1	AES Caracoles	Cuyo
2	C.T. Agua del Cajón	Neuquén
3	C.T. Alto Valle S.A.	Neuquén
4	C.T. Ave Fénix S.A.	Tucumán
5	C.T. Buenos Aires	Buenos Aires
6	C.T. Costanera S.A.	Buenos Aires
7	C.T. Dique S.A.	Province of Buenos Aires
8	C.T. Dock Sud S.A.	Buenos Aires
9	C.T. Filo Morado	Neuquén
10	C.T. Genelba S.A.	Province of Buenos Aires
11	C.T. Güemes S.A.	Salta
12	C.T. Litoral S.A.	Litoral
13	C.T. Mendoza S.A.	Mendoza
14	C.T. Modesto Maranzanas	Córdoba
15	C.T. del NOA S.A.	NOA
16	C.T. del NEA S.A.	NEA
17	C.T. Pedro de Mendoza S.A.	Buenos Aires
18	C.T. Piedra Buena S.A.	Province of Buenos Aires
19	C.T. Puerto S.A.	Buenos Aires
20	C.T. San Miguel de Tucumán	Tucumán
21	C.T. San Nicolas S.A.	Province of Buenos Aires
22	C.T. Sorrento S.A.	Santa Fé
23	C.T. Turbine Power S.A.	Río Negro
24	C.T. Paraná	San Nicolás
25	C.T. GECOR S.A.	Córdoba
26	H. Alicurá	Neuquén
27	H. Cerros Colorados S.A.	Neuquén
28	H. Casa de Piedra	La Pampa
29	H. Chocón	Neuquén
30	H. Los Nihuiles S.A.	Mendoza
31	H. Los Nihuiles S.A. (EMSE SE)	Neuquén
32	H. Piedra de Aguila S.A.	Neuquén
33	H. Rio Diamante S.A.	Mendoza
34	H. Rio Hondo S.A.	Santiago del Estero
35	H. Rio Juramento S.A.	Salta
36	H. Tucumán	Tucumán
37	Hidrotérmica San Juan	San Juan
38	Pichi Picún Leufú	Neuquén
39	Pluspetrol Energy S.A.	Tucumán

Provincial Generators

	Generator	City/Province/Region
1	EPEC	Córdoba
2	ESEBA	Province of Buenos Aires
3	SES	San Juan

Binational Generators

	Generator	City/Province/Region
1	Yacyreta	Corrientes
2	CTM Salto Grande	Entre Ríos

National Generators

	Generator	City/Province/Region
1	Atucha I	Buenos Aires
2	Embalse	Córdoba

Transmitters

Electricity is transmitted from power generation facilities to distributors through transmission systems. Transmitters are companies which provide high and medium voltage power transmission. Transmission is defined as the delivery from the connection points of a generator to a connection point of a distributor or a Large User. Transmitters neither purchase nor sell power, and their service is regulated by the Regulatory Framework Law and related regulations promulgated by the Secretary of Energy.

In Argentina, transmission of electricity is carried at 500 kV, 200 kV, and 132 kV through a transmission system known as NIS. The NIS consists primarily of overhead lines and substations and covers approximately 90% of Argentina. This system has been privatized and divided into in one national net operated by Transener S.A., and various regional systems operated by, among others, Transnoa S.A., Transnea S.A., Translitoral S.A., Distrocuyo S.A., Transpa S.A., Transba S.A. and Transcomahue S.A.

Supply points link the NIS to distribution systems, and there are also interconnections between the transmission system of Argentina and that of Uruguay, Brasil and Chile, allowing for the import or export of electricity from one system to the other.

Users of electricity pay the following transmission costs: (1) a variable transmission charge as a result of nodal and adaptation factors; (2) charges for connection to the system; and (3) charges for capacity reserve.

Transmission companies operate as common carriers and must provide access to all generators, distributors and Large Users. Transmission companies also participate in CAMMESA by appointing two acting and two alternate directors through their trade association, the Argentine Association of Electric Power Transmitters ("ATEERA").

Distributors

Distribution is defined as the transfer of electricity from NIS supply points to consumers through a widespread network of overhead lines, underground cables and substations, each of which has successively lower voltages. Like generation and transmission companies, distributors participate in CAMMESA by appointing two acting and two alternate directors through their trade association, the Argentine Association of Electric Power Distributors ("ADEERA").

Each distributor operates under a concession agreement which establishes, among other things, the concession area, the quality of service which it is required to provide, the rates which it is permitted to charge and its obligation to satisfy demand. Provided that there is available distribution capacity, such distributors are obliged to give open access to all users that need its services, and to permit Large Users to transmit electricity purchased from alternate sources through their networks, for which they receive a wheeling fee.

Three distributors have been granted concessions by the Argentine Government to operate in the Federal District: EDENOR, EDESUR, and EDELAP. The ENRE monitors compliance by these distributors with the provisions of their respective concession agreements and with the Regulatory Framework Law, and provides a mechanism for public hearings at which complaints against distributors can be heard and resolved.

All other distributors (those which operate in the provinces) are controlled by their respective local authorities, generally an agency with characteristics similar to the ENRE's.

Most of Argentina's provincial distributors have been privatizated, including those operating in Salta, Tucumán, La Rioja, San Luis, Rio Negro, Entre Rios, Buenos Aires, Jujuy, San Juan, Catamarca, Formosa and Santiago del Estero. Only a few are still owned by provincial governments, including those operating in Santa Fe, Misiones and Córdoba and certain of these provinces, such as Santa Fe and Córdoba, have begun the legal process to privatize their distributors.

Large Users

Large Users are those who, as a result of their characteristics of energy consumption, are permitted by the Secretary of Energy to buy their energy directly from generators. Large Users pay their distributors a toll.

The WEM classifies three categories of large users:

The Major Large Users (GUMAs) are all users that have in each connection point a minimum annual demand of power of 1MW and of energy of 4380 MWh. They contract in the WEM at least 50% of their electricity demand. Their transactions in the Spot Market are invoiced by CAMMESA.

The Minor Large Users (GUMEs) are all users that have in each connection point a power demand which is less than 2 MW, but greater than or equal to 30kW. They must contract in the WEM the totality of their power and electricity demand. They have no relationship with CAMMESA.

The Particular Large Users (GUPAs) are all users that have in each connection point a power demand less than 100 kW, but greater than or equal to 30kW. They must contract in the WEM the totality of their power and electricity demand. They have no relationship with CAMMESA.

Large Users participate in CAMMESA by appointing two acting and two alternate directors through their trade association.

WEM Participants

General

In order to increase the number of agents involved in the wholesale electricity market, and to promote competition and investment in the sector, Government Decree No. 186/95 created the status of WEM participant.

Pursuant to this Decree, companies which obtain the authorization from the relevant authorities to market electrical energy from international interconnections and bilateral undertakings are able to enter the WEM. Even if these companies cannot be admitted to any WEM agent category, they may market power in blocks. Such Decree also instructed the Secretary of Energy to issue complementary regulations to govern the categories of agents, including that a new category of traders, which was effectively implemented by subsequent regulations issued by the Secretary of Energy.

Under Section 5 of Decree No. 186/95, WEM participants are: (1) companies authorized to market electrical energy from international interconnections and bilateral undertakings; (2) companies that, though not WEM agents, market electrical energy in blocks; and (3) companies that, though not WEM agents, operate facilities

used in connection with Electrical Connection Functions (as defined in the Decree)

Annex 31 to the procedures regarding participant entry conditions include the following new categories of agents:

Marketing province

These are provinces entitled to receive hydroelectric royalties. These provinces may to collect such royalties in electrical energy and sell it.

Foreign company

This category consists of companies which own power generation, co-generation or self-generation facilities, or transmission or distribution systems, located outside the Republic of Argentina and are related to a WEM agent or trader through an import or export agreement.

Trader

This category consists of companies which (a) engage in purchasing and selling, on a wholesale basis, electrical energy produced and to be used by third parties, (b) are not WEM agents and (c) have equity of at least US$14 million.

In order to support export transactions, traders must previously enter into marketing agreements. A marketing agreement is an agreement entered into by a WEM agent and a trader under which the marketing of partial or total production capacity (in the case of power generation transactions), or of partial or total demand (in the case of Large Users), is transferred for a certain period to the trader.

Electricity Exports/Imports

The WEM is an open market, which means that energy transactions can involve not only Argentine firms, but also firms located in countries interconected with Argentina. Electricity exports and imports must be previously authorized by the Secretary of Energy, under the terms of Section 34 of the Regulatory Framework Law.

Accordingly, and pursuant to the powers granted to it, the Secretary of Energy has regulated the electricity export and import system.

In order to guarantee the transparency of electricity export and import transactions, minimum reciprocity and symmetry conditions must be established between the WEM and the electricity market of the country from/to which exports/imports are made.

Such conditions include:

- A supply dispatching and generation market which is based on economic costs.
- Open access to residual transmission capacity.
- Non-discriminatory conditions in both countries.

WEM agents and traders may perform import and/or export operations under the following conditions:

- Any generator or trader may be the seller in a futures market export contract, and may also perform spot export operations.
- Any distributor, Large User or trader may be the buyer in a futures market import contract.
- Any trader may perform spot import operations.

International Interconnection Transmission Service

Import and export operations are completed through the International Interconnection Transmission ("IIT") system. Naturally, the system's main function is to transmit power between the WEM and the other country's electricity market.

IIT services may be obtained by contracting with an existing IIT concessionaire, through a connection to an IIT concessionaire's facilities when there is residual capacity in the IIT line, through an expansion of an existing concessionaire's line paid for with tolls, or by obtaining a new IIT concession (which assumes building a transmission line to be connected with the power sector in the neighbouring country).

By law, owners of facilities involved in the transmission of electricity such as an IIT concessionaire, must permit free, non-discriminatory access by third parties to their transmission capacity, receiving in consideration the remuneration determined by the Secretary of Energy in the relevant IIT concession agreement.

If there is residual capacity in the IIT system, users of the transmission system may request access to such capacity from the corresponding IIT concessionaire.

If there is no residual capacity in IIT facilities users may contract for an expansion of an existing concessionaire's transmission line paid for with tolls, according to the procedures applicable to granting IIT concessions.

IIT concessions are granted by the ENRE. The ENRE may also execute concession agreements on behalf of the Argentine Government.

Dispatch

Subject to certain exceptions described below, energy is dispatched by CAMMESA on a lowest cost of production basis. In order to enable CAMMESA to determine the marginal cost of production, generators declare their variable costs of production semi-annually.

After considering the variable production cost declared by each generator, plus the cost of unsatisfied demand or cost of failure in the system, CAMMESA performs seasonal and weekly dispatch, enabling it to establish seasonal and short term schedules for each generator.

Based on the information that each generator sends to CAMMESA by the end of each calendar week, CAMMESA determines a weekly dispatch with the goal of minimizing total production cost and risk of system failures. The scheduled weekly dispatch can be adjusted daily by CAMMESA.

Pricing

Generators are remunerated for energy sold to the WEM at prices determined in the Spot Market, while distributors pay for their purchases of energy in the WEM at Seasonal Prices (as defined below). Differences between such prices are accumulated in a Stabilization Fund (as described below).

Seasonal Energy Price. Each year is divided into two seasons (November 1 to April 30 and May 1 to October 31) which have different hydrological and demand characteristics. Every six months (subject to a quarterly review), CAMMESA determines the seasonal energy prices payable by distributors for their purchases of energy in the WEM ("Seasonal Prices"). It also determines the charges payable by distributors, Large Users and self-generators for their capacity demand in the WEM.

The Seasonal Price determined by CAMMESA is based on the average cost of providing one MW of additional energy (marginal cost), the costs associated with the failure of the system and certain other factors. To determine the Seasonal Price, CAMMESA uses a seasonable database and optimization models.

In order to determine the Seasonal Price, CAMMESA must take into account energy supplies provided by generators based on their expected availability, committed imports of electricity and the availability declared by generators. In determining demand, CAMMESA must include the requirements of distributors, Large Users and self-generators purchasing in the WEM, and committed exports.

CAMMESA must simulate the operation of a given seasonal period for different supply and demand scenarios. In each alternative scenario considered, CAMMESA must make the optimum dispatch of available supply, taking into account the restrictions of the NIS, in such way as to meet demand requirements while seeking to minimize the production cost plus the cost associated with reducing the risk of system failure, which varies by season.

The final factor considered in determining the seasonal price is the status of the Stabilization Fund, as defined and discussed further below under "—Stabilization Fund."

Spot Market Remuneration. In the Spot Market, generators are remunerated for energy according to the marginal cost of the next unit to be dispatched. In addition to energy payments, generators receive compensation for (1) capacity placed at the disposal of the Spot Market, including stand-by capacity; (2) additional stand-by capacity, in the event of any system capacity shortage; and (3) providing ancillary services. Generators receive the following payments as participants in the WEM:

—*Energy Payments* for actual output at the prevailing Spot Market prices;

—*Capacity Payments* for available capacity provided by a generator during working days at certain hours;

—*Cold Reserve Capacity Payments* during periods when a generator has been scheduled to provide a reserve (only thermal plants are used to provide cold reserve); and

—*Ancillary Service Payments* for the provision of additional services such as frequency regulation and voltage control which are incremental to the services a generator is required to provide as a WEM agent.

The calculation of each of these payments is described in more detail below.

Energy Payments. Generators are paid as follows for electrical energy produced and dispatched and for the electrical energy which each generator makes available for the WEM which is accepted by CAMMESA so as to maintain adequate reserves for the WEM.

The Spot Market price that generators are paid for electricity sold in the WEM is calculated by adjusting the Market Price (as defined below) according to the location of the generator in the NIS. The "Market Price" of electricity is determined by the marginal cost of the last (*i.e.*, most expensive) thermal generator dispatched, inclusive of the cost of transmission of the electricity, to the "load center" of the NIS. The load center is currently the interchange "node" at Ezeiza, near Buenos Aires. The Market Price is determined in accordance with the following formula:

$$MP = \frac{Pmc}{NF(ltg)}$$

where: MP = Market Price

Pmc = Marginal cost of the next generator dispatched

NF(ltg) = Node factor of the next generator dispatched

Each WEM agent is connected to the transmission network at a node. Nodes are located at important points along the transmission system.

Each node has a "node factor" and an "adaptation factor" (as described under "Capacity Payments" below). The node factor, calculated for each node, is a coefficient expressed as a fraction which represents expected losses per incremental unit of electricity generated in the transmission of electricity from that node to the load center of the system. Node factors vary according to seasonal and hourly load fluctuations.

The Spot Price paid to a generator is determined by the Market Price of electricity generated, adjusted for the location of the generator's units on the NIS. CAMMESA calculates factors for each connection made on the NIS. The Market Price is transferred to the node using the relevant node adjustment factors as follows:

$$P(g) = MP \times NF(g)$$

where: P(g) = Payments received by the generator (Spot Price)

MP = Market Price

NF(g) = Node factor of the generator dispatched

Dispatch of electricity from certain nodes may be limited by transmission limitations, which can be based on either the physical limitations of the lines connecting the node to the Ezeiza load center or on security limitations established by CAMMESA and designed to protect the system from failure. In the event that such limitations restrict the transmission of energy from a given region, generators in such region are paid for electricity dispatched by them to the WEM based on local prices ("Local Prices"). Local Prices are determined based on the cost of providing the next MW of demand (marginal cost), taking into account the generation and transportation restrictions in effect in that region at that time, as follows:

$$PL(g) = MP(i) \times NF(g)$$

where: PL(g) = Payments received by the generator under Local Prices

MP(i) = Market Price of the region subject to transmission restrictions

NF(g) = Node factor of the generator dispatched

The differences between the Spot Prices received by CAMMESA for energy dispatched from regions subject to transmission restrictions and Local Prices received by generators in such regions are accumulated in Local Price Accounts, one for each region in the NIS. These accounts are managed by CAMMESA and can only be used for financing expansions of transmission capacity through a public bidding process.

Capacity Payments. Generators whose plants are scheduled for dispatch or are actually dispatched receive a predetermined capacity payment for "peak hours," from 6:00 p.m. to 11:00 p.m. on working days, and "shoulder hours," from 5:00 a.m. to 6:00 p.m. on working days.

The Secretary of Energy establishes applicable capacity payments (as adjusted by the relevant adaptation factor), which are currently set up at US$10.00 per MW for each hour. It is expected that capacity payments for a given plant will remain at this level over the medium-term.

The adaptation factor, calculated for relevant geographical areas, represents the quality and reliability of the connection between each node and the load center at Ezeiza and any excess costs resulting from a less than optimum dispatch caused by a failure to the system.

Those thermal generators that are available but have not been dispatched receive capacity payments based on the average monthly capacity at which CAMMESA would have dispatched such generator during a particularly dry year.

Cold Reserve Capacity Payments. The WEM also makes payments for capacity classified as "cold reserve." The cold reserve list is made up of thermal plants and is established by means of a weekly tender between generators who wish to offer such capacity. Generators bid to be accepted at prices which may not exceed the seasonal capacity charge, currently set at US$10.00 per MW per hour. The cold reserve capacity price is determined based on the bid of the last generator required to be accepted in order for the system to have sufficient cold reserve. Cold reserve providers are required to be able to provide additional capacity as required by CAMMESA.

Ancillary Service Payments. According to current regulations, generators must contribute a proportion of their output for system services from which they benefit, such as frequency regulation, voltage control and reactive power. In the case that a thermal generator does not contribute these services, the thermal generator may buy such services from a hydroelectric generator. No payments are currently made for voltage control and reactive power services.

Transaction Settlement. Billing for all WEM transactions is performed monthly, and CAMMESA acts as clearing agent for all participants in the market. A "proportionality factor" is applied to each payable or receivable which each agent has with other agents in respect of each month's transactions. CAMMESA is responsible for the preparation of distribution of the invoices and for administering collection but does not receive any net profit for the provision of these services. Payments are made approximately 40 days after the end of each month.

Stabilization Fund. The Stabilization Fund reflects the differences between Seasonal Prices paid by distributors and Spot Market prices received by generators. Differences arising each month between collections from distributors and Large Users on account of energy purchases, on the one hand, and payments to generators for energy sales and WEM transmission charges, on the other, are accumulated in the Stabilization Fund. The growth of this fund reflects the accumulation of differences between the Seasonal Price and the hourly energy price in the Spot Market.

The Stabilization Fund is required to maintain a minimum amount to cover payments to generators if prices on the Spot Market during the quarter exceed the Seasonal Price. Seasonal scheduling and quarterly adjustment may vary in accordance with the level of the Stabilization Fund.

Term Market. Generators can enter into agreements in the Term Market to supply energy and capacity to distributors and Large Users. Two types of agreements may be entered into in the Term Market:

—Energy supply agreements, pursuant to which an agreed energy supply is provided throughout the period of the contract. The generator may rely on purchase of energy and capacity from the WEM and other Term Market contracts as a backup to meet its commitments under such agreements.

—Cold reserve capacity agreements, pursuant to which capacity availability is provided by thermal generators as a reserve to be called upon by the contracting party.

Compensation for Transmission

The transmission of high voltage power between different WEM energy regions is a public utility service provided by Transener, the high voltage electric energy transmission company, pursuant to a concession. The rate schedule for this concession provides compensation to Transener for connection and transmission capacity made available and for actual energy transmission.

Compensation for connection to the system corresponds to operation and maintenance of the related connection equipment, and is based on the required service quality of the connection to the transmission system.

Compensation for transmission capacity made available to the system corresponds to the cost of operation and maintenance of the transmission equipment, and is based on required service quality in the transmission system.

Compensation for electricity actually transmitted is based on: (i) any difference between the value of energy received at the receiving node and the value of energy supplied at the delivery node, due to transmission losses and (ii) any excess costs imposed on consumers linked to receiving nodes on account of long and short term outages in the transmission system, calculated in terms of yearly outage rates and the cost of unsatisfied energy demand.

It should be noted that compensation for electricity transmitted will be constant for each tariff period (five years) and will be calculated from the system's forecasted annual revenue for such period. Compensation to transmitters from the users of the transmission system are credited to a transmission account managed by CAMMESA, from which Transener's compensation is debited. The ENRE may reduce Transener's connection and transmission capacity compensation by an efficiency encouragement factor for each tariff period. Also a penalty scheme exists related to the quality of transmission services. The amounts of any such reduction or penalty charged are later credited to energy consumers.

Transmission in the WEM is paid for regardless of whether any agreement exists. Each WEM member must pay its transmission charges in accordance with its location and transmission network utilization, irrespective of any agreements it may enter into.

BUSINESS OF THE COMPANY

General

The Company is engaged in the generation and sale of electricity. The Company owns and operates a three-unit gas-fired thermoelectric generation plant which is located approximately 30 miles outside the city of Salta in the northern Argentine province of Salta. The Plant has a total installed rated capacity of 245 MW (gross 261 MW), consisting of two turbo steam units of 60 MW (gross 63 MW) each and one turbo steam unit of 125 MW (gross 135 MW). This gross capacity represented approximately 1.31% of the total gross installed capacity of the Argentine electricity system, which was 19,921 MW at March 31, 2000. The Plant's proximity to the gas reserves in northern Argentina, the low price paid by it for natural gas at the well-head, its agreements for the transportation of natural gas (see "—Raw Materials—Natural Gas") and its low heat rate (9,129 BTU per kWh (gross) at March 31, 2000), enables the Company to generate electricity at lower costs than most other thermal generators participating in the WEM in Argentina. Accordingly, the Plant has been dispatched consistently by CAMMESA. During 1999, the Company's units were among the 30 generators (out of 132 thermal units in the market) which had an availability factor (hours in operation compared to hours in a year) of more than 80%.

Annex C sets forth the Company's projected cash flows over the next 10 years, which are the basis for its belief that it will be able to meet its obligations under the New Notes. Such projections are subject to material changes as there is uncertainty as to the price of electricity in Argentina. If the 500 KV line connecting the NOA region with the Resistencia node, and indirectly with Brazil, is constructed the Company may upgrade its facilities and shift to combined cycle technology. Given the uncertainty surrounding the construction of the 500 KV line, the Company has not included any possible benefits from the use of combined cycle technology in its projections set forth in Annex C hereto. In addition, the Company does not intend to finance the construction of any such combined cycle generator from its operating income or from any financing for which the Company as a whole would be liable. Any such financing would be obtained form either a loan secured exclusively by the newly acquired assets or from funds provided by a strategic partner.

Privatization

The assets of the Company were formerly owned by AyEE, a state-owned electricity generation, transmission and distribution company. The Company was formed as a shell on July 27, 1992, as part of the Argentine Government's privatization of its state-owned enterprises.

The Argentine Government conducted an international bidding process to sell 60% of the capital stock of the Company. The Powerco consortium was selected as the winning bidder, and subsequently entered into a transfer agreement with the Republic of Argentina providing for the transfer of assets, liabilities and personnel from AyEE to the Company. On September 30, 1992, 60% of the issued share capital of the Company was acquired by Powerco, the holding company formed by the Powerco consortium. An additional 30% of the issued share capital of the Company is held by the Argentine Government and the remaining 10% of the issued share capital of the Company is held by employees of the Company. See "Principal Shareholders."

Since January 27, 1999, Powerco has been controlled by a group of the Company's senior managers.

Production

Generating Units. There are three basic components to a thermoelectric generating unit: the boiler, the turbine and the generator. The boiler converts energy from fuel into steam at high pressure and temperature. The steam drives a turbine which converts the heat energy into mechanical energy. In turn, the mechanical energy drives a generator which converts the mechanical energy into electrical energy. The three components are typically designed and built separately and then combined into a single operating unit by generation companies. The rated capacity of a unit depends upon the type of generator, its condition, the efficiency of the boiler, the temperature of the steam produced by the boiler and the fuel source. Natural gas provides a higher rated capacity than other fuels such as fuel oil or coal because it burns more efficiently, enabling the boiler superheaters to operate more efficiently and require less maintenance.

The Company owns and operates three turbo steam generating units with an aggregate installed generating capacity of 245 MW (gross 261 MW) at the Plant. Two of the generation units ("Unit 1" and "Unit 2"), both completed in 1982, have rated capacities of 60 MW (gross 63 MW) each; and the other ("Unit 3"), completed in 1993, has a rated capacity of 125 MW (gross 135 MW). Each of the generators, turbines and one of the boilers was manufactured by Skoda, a Czech manufacturing company. Equipment manufactured by Skoda has a reputation within the industry as being rugged, durable and capable of achieving economical conversion rates. The following table sets forth certain selected information in relation to the Company's generation units.

	Unit 1	Unit 2	Unit 3
BOILER			
Manufacturer	MELLOR GOODWIN	MELLOR GOODWIN	SKODA
Steam production	265 tons/hour	265 tons/hour	425 tons/hour
Fuel	NATURAL GAS/FUEL OIL	NATURAL GAS/FUEL OIL	NATURAL GAS/FUEL OIL
Steam temperature	540°C-OVERHEATED	540°C-OVERHEATED	540°C-OVERHEATED
Steam pressure	95 Kg/cm^2 OVERHEATED	95 Kg/cm^2 OVERHEATED	13.63 MPa. OVERHEATED
Water circulation	NATURAL	NATURAL	NATURAL
Type of equipment	OUTDOOR	OUTDOOR	OUTDOOR
Yield	93.2%	93.2%	93.7%
TURBINE			
Nominal power	60 MW	60 MW	125 MW
Trademark and model	SKODA/K60-90	SKODA/K60-90	SKODA/K125/12.75
Type	ACTION-CONSTANT PRESSURE (VAPOR PRESSURE 9MPa.)	ACTION-CONSTANT PRESSURE (VAPOR PRESSURE 9MPa.)	ACTION-CONSTANT PRESSURE (VAPOR PRESSURE 13MPa.)
Flow of cooling water	10,200 M3/hour	10,200 M3/hour	17,500 M3/hour
GENERATOR			
Nominal power	Ap.: 75 MVA	Ap.: 75 MVA	Ap.: 156,250 MVA
Trademark and model	SKODA/8HY 6378/2	SKODA/8HY 6378/2	SKODA/IHY 644872/2HH
Nominal tension	11,000 ± 5%V	11,000 ± 5%V	13,800 ± 5%V
Cooling	BY AIR	BY AIR	BY H2
Excitation	BE-3638-F/4 TYPE POWER 280 KW	BE-3638-F/4 TYPE POWER 280 KW	4HE-5058/2- TYPE POWER 750 KW
HEAT RATE (LOSS)	9,404 BTU/kWh	9,436 BTU/kWh	8,857 BTU/kWh

Prior to privatization, the Plant operated at an average capacity factor of approximately 55.3%, as only the two 60 MW units were in operation due to transmission restrictions which were subsequently eliminated.

The following table sets forth (i) the average annual net output (in GWh) of the Plant, (ii) the average annual availability of the Plant, expressed as a percentage of total hours available for dispatch relative to the total hours in a calendar year and (iii) the average annual load factor of the Plant, expressed as a percentage of its net output relative to its maximum theoretical output, in each case for each of 1998, 1999 and the first three months of 2000.

	Net Output	Availability	Load Factor
1998	1,564	83.78	72.68
1999	1,801	95.48	83.71
2000 (through March 31)	364	89.82	72.23

The following table sets forth the total hours of operation of each of the three generation units comprising the Plant for each of 1998, 1999 and the first three months of 2000.

	Hours of Operation		
	Unit 1	Unit 2	Unit 3
1998	8.118	7.984	6.610
1999	8.144	7.715	8.301
2000 (through March 31)	1.388	1.632	2.064

The following table sets forth the applicable load factor for each of the three generation units comprising the Plant for each of 1998, 1999 and the first three months of 2000.

	Load Factor		
	Unit 1	Unit 2	Unit 3
1998	79.12	77.92	67.18
1999	83.54	79.43	85.81
2000 (through March 31)	53.86	63.13	85.16

The figures presented in the table above are based on an available capacity of 245 MW.

As set forth in the following table, Units 2, 3 and 1 were ranked thirteenth, sixteenth and twenty-fourth, respectively, in capacity utilization among all Argentine thermoelectric generating units in the NIS in 1999 by CAMMESA based on availability and hours of operation.

Generation Unit	Type	Hours of Operation	Load Factor(1)	Ranking
Filo Morado	TG01	8.732	99.68%	1
Filo Morado	TG02	8.701	99.33%	2
Puerto Nuevo	TV09	8.624	98.45%	3
Agua del Cajón	TG05	8.580	97.95%	4
Agua del Cajón	TG03	8.544	97.53%	5
Agua del Cajón	TG01	8.504	97.08%	6
Agua del Cajón	TG04	8.498	97.01%	7
Filo Morado	TG03	8.468	96.67%	8
Nuevo Puerto	TV05	8.450	96.46%	9
CMS Ensanada	Cogenerator	8.448	96.44%	10
C.T. Tucumán	TG02	8.440	96.35%	11
San Nicolas	TV15	8.336	95.16%	12
Güemes	TV13	8.313	94.90%	13
Sorrento	TV13	8.264	94.34%	14
Agua del Cajón	TG02	8.216	93.79%	15
Güemes	TV11	8.159	93.14%	16
Pilar	TV03	8.157	93.12%	17
C.T. Tucumán	TG01	8.154	93.08%	18
Agua del Cajón	TG06	8.125	92.75%	19
Argeñer	Cogenerator	8.056	91.96%	20
C.T. S.M. de Tucuman	TG01	7.861	89.74%	21
Maranzana	TG02	7.788	88.88%	22
Luján de Cuyo	TG25	7.749	88.46%	23
Güemes	TV12	7.734	88.29%	24
Necochea	TV03	7.898	87.88%	25
Luján de Cuyo	TV15	7.671	87.57%	26
Puerto Nuevo	TV08	7.511	85.74%	27
Loma de la Lata	TG01	7.351	83.92%	28
Loma de la Lata	TG03	7.346	83.86%	29
Costanera	TV04	7.263	82.91%	30

(1) Represents the percentage at full speed during working hours.

Source: CAMMESA

Management believes that the Plant is capable of performing at or better than rated capacity. To this end, the Company has increased the maximum continuous operating capacity of each of the units of the Plant to 63 MW, 63 MW and 135 MW, respectively.

Maintenance. Since assuming control of the Plant, the Company has shut down and overhauled both of the 60 MW units, one in 1993 and the other in 1995. The Company conducted similar major maintenance on Unit 3, the 125 MW unit, during the first quarter of 1997. Major maintenance is performed by a combination of the Company's own employees and supervisors contracted from Skoda; and, according to prudent standards, should be carried out on average every six years. Such maintenance requires the relevant unit to be down for a period of eight to ten weeks. In addition, each unit requires annual maintenance involving the shutting down of such unit for a period of two to three weeks. Regular routine maintenance is conducted by the Company's own employees throughout the year without the need to shut down any units. Management expects most necessary spare parts to be readily available within Argentina.

Production and Marginal Costs

Production Costs. The following table sets forth information relating to the Company's production costs for 1998, 1999 and the three-month periods ended March 31, 1999 and 2000.

	Year Ended December 31,				Three Months Ended March 31,			
	1999		1998		2000		1999	
	(in millions of Ps)	(Ps per MWh)	(in millions of Ps)	(Ps per MWh)	(in millions of Ps)	(Ps per MWh)	(in millions of Ps)	(Ps per MWh)
Variable costs	25.89	14.38	22.82	14.59	5.40	14.84	6.82	13.83
Fixed costs	4.54	2.52	4.24	2.71	1.23	3.38	1.07	2.17
Depreciation	4.73	2.63	4.34	2.77	1.15	3.16	1.22	2.47
Total costs	35.16	19.53	31.40	20.07	7.78	21.38	9.11	18.47

The Company's production costs are affected materially by the efficiency of its generating units, the price of fuel and the amount of power actually dispatched.

Marginal Cost. The marginal cost of a thermoelectric generation company is defined by CAMMESA as the delivered cost of its fuel multiplied by the heat rate of the Company's plant and, therefore, does not represent the full operating costs of a generating plant. See "Argentine Electricity Industry and Regulatory Framework—Dispatch." Marginal cost is used by CAMMESA in determining the order in which electricity generators are dispatched and as a reference for the price which they are paid for the energy delivered, the last generator to be dispatched receiving by way of remuneration for the supply of energy only the marginal cost of the next generator that would have been dispatched, together with the capacity payment. See "Argentine Electricity Industry and Regulatory Framework—Argentine Electricity Supply." Due to the competitive price paid by it for natural gas at the well-head, the firm contract for the transportation of natural gas with Distribuidora de Gas Noroeste S.A. ("Gasnor") and Transportadora de Gas del Norte, S.A. ("TGN") (see "—Raw Materials—Natural Gas") and its low heat rate, the Company consistently has been among the lowest thermoelectric marginal cost generators within the WEM. As a result, the Plant's generation units have been consistently dispatched at base load ahead of most other thermoelectric generation units. Accordingly, the Plant is less likely than most other thermal plants to experience significant downtime as a result of its place in CAMMESA's dispatch queue. For most of 1999, the Company was among the first five thermoelectric generation plants in the dispatch queue.

The following table sets forth the average Spot Market prices, and the marginal cost of the Plant as estimated by CAMMESA, both calculated on an average monthly basis for each month from January 1998 to January 31, 2000.

Month	Average Energy Spot Market Price	Plant Marginal Cost of Generation
	(US$/MWh)	(US$/MWh)
January 1998	12.73	20.36
February 1998	15.50	20.36
March 1998	14.52	20.36
April 1998	14.87	20.36
May 1998	14.54	7.1
June 1998	16.52	7.1
July 1998	17.09	7.1
August 1998	16.84	7.05
September 1998	15.24	7.05
October 1998	16.69	7.05
November 1998	19.45	7.05
December 1998	20.01	7.05
January 1999	16.24	7.05
February 1999	17.77	7.05
March 1999	17.36	7.05
April 1999	15.44	7.05
May 1999	19.02	5.19
June 1999	30.14	5.19
July 1999	20.14	5.19
August 1999	18.76	5.19
September 1999	15.21	5.19
October 1999	15.00	5.19
November 1999	16.87	15.76
December 1999	16.66	15.76
January 2000	16.74	15.76
February 2000	17.62	15.76
March 2000	15.37	15.76

Source: CAMMESA

The Spot Market Price is measured hourly and may vary hour by hour. There have been occasions when the Plant has been the marginal producer in the WEM and even, on occasions, has had a marginal cost in excess of the Spot Market Price. However, as the Company is the largest and lowest cost thermoelectric generation company in its particular geographical area, even at such times at least 160 MW of its production will be dispatched in order to maintain the voltage and frequency in the local transmission and distribution system. Under such circumstances, the receipts of the Plant may be less than its costs of operation. Such circumstances have occurred very rarely and only when there has been high rainfall with a resulting abundance of relatively inexpensive hydroelectric generation or due to temporary constraints in the transmission system.

Raw Materials

The principal raw materials used by the Company are natural gas, water and various chemicals (such as salt and resins) used in the generation process.

Natural Gas. All three of the Company's units are fueled by natural gas. Although the units are also capable of using fuel oil, it would not be economical for them to do so under the pricing system currently in

existence in Argentina. Therefore, any interruption in the gas supply to the Plant would result in a reduction in, or cessation of, power generation. The Plant is located in an area of abundant natural gas supplies. The area comprising the north of Argentina and the south of Bolivia contains a number of identified natural gas fields, the most important of which in Argentina are the Ramos field and the Aguaragüe field. The Ramos field has proven reserves of 140 billion m³, which at current levels of production are expected to last at least 44 years. The Aguaragüe field has proven reserves of 44.1 billion m³, which at current levels of production are expected to last at least 29 years.

Gas Supply

The Company has entered into a new supply agreement with the consortium which has the concession to exploit the Aguaragüe gas field. This agreement will be effective until May 2003. According to this agreement, the consortium agrees to supply the Company with 1.7 million cubic meters of gas a day. In the winter months (May to October), the Company pays 41.70 US$/Dm³ for the first approximately 600,000 m³/day it consumes and any additional consumption is paid at a rate of 33.21 US$/Dm³. In the summer months (November to April), the Company pays 39.85 US$/Dm³ for the first approximately 600,000 m³/day it consumes and any additional consumption is paid at a rate of 33.21 US$/Dm³. Regardless of actual consumption, the Company must pay a minimum of 18,000 Dm³/month at the applicable winter or summer rate. These prices will remain fixed during the term of the agreement. This agreement represents a reduction in the cost of gas from the prior agreement of approximately 11%.

Gas Transportation

The Company currently has gas transportation agreements with TGN, the private-sector company which operates the northern gas transmission system and Gasnor, a distributor of gas. The agreement with TGN covers 350,000 cubic meters of gas per day for a period of 32 years, ending December 27, 2027. Pursuant to the terms of the agreement, the Company may extend this term for an additional ten years upon written notice. The price for the transportation of gas under this agreement is determined according to the Tariff Conditions of TGN for Firm Gas Transportation and the Tariff Charts of the Argentine National Gas Regulator, and is currently Ps 0.119184 m³/month. In addition, the Company is required to pay a monthly fee of US$8,457 during the first 180 months of the agreement, adjustable semi-annually by reference to the U.S. Producer Price Index.

The Company entered into an agreement with Gasnor for the firm transportation of 450,000 m³ per day of natural gas. The term of the agreement runs until April 30, 2002. The price pursuant to this agreement is established according to the Tariff Conditions of TGN for Firm Gas Transportation and, for the first three months of 2000, averaged 4.19 US$/Dm³.

As a result of the Company's two firm gas transportation agreements with Gasnor and TGN, the Company now has 800,000 m³ of natural gas per day under long-term agreements which the Company believes will allow it to generate electricity without suffering significant interruptions in gas supply during the winter months.

The remainder of the Company's gas requirements are transported from the Aguaragüe gas field to Salta pursuant to an agreement with Gasnor which expires on April 30, 2002. The price under this agreement is equal to the volume of gas transported in excess of the 800,000 m³ covered by the firm gas transportation agreements times 2.86 US$/Dm³. The agreement is an "interruptible" agreement meaning that, in the event of lack of capacity in the line because of commitments made pursuant to "firm" agreements, Gasnor may interrupt the supply of gas to the Company, causing the Plant to reduce output.

Pursuant to a toll-agreement, gas is brought from the main gas lines to the Plant through a pipeline owned by Gasnor. This agreement expires on April 30, 2002, and allows the transportation of all gas purchased by the Company to travel from the main gas lines via the pipeline to the Plant in return for payment by the Company. Until December of 2000, this payment is at a variable rate between US$13,004 and US$27,425, depending on the volume transported of gas, and thereafter at a fixed rate of US$27,425. The Company does not store any gas on site.

Water. The water used to produce steam in the generation process is obtained from nine wells located on site at the Plant. After driving the turbines, the steam is condensed and, subject to certain planned discharges, the resulting water is recirculated into the boilers to create more steam. Management believes that there is an adequate supply of water in the wells for the Company's purposes.

Other Raw Materials. The other raw materials, such as salt and resins used in the generation process, are all readily available within Argentina and are expected by management to remain so for the foreseeable future. For this reason no significant stock piles are currently maintained by the Company.

Transmission

The Plant is connected to the NIS by three 132 kV lines, which form the trunk of the transmission system operated by Transnoa, and to Jujuy in the north of Argentina by a fourth line.

Sales

In 1999, the Company sold approximately 36.68% (661 GWh) of its energy production in the Spot Market and approximately 63.32% (1,140 GWh) pursuant to negotiated agreements in the Term Market. During the first three months of 2000, the Company sold an aggregate of 364 GWh of energy, of which approximately 36.54% (133 GWh) was sold in the Spot Market and 63.46% (231 GWh) was sold in the Term Market. The Company is actively seeking to enter into additional sales agreements with distribution companies and Large Users as an alternative to making sales in the Spot Market. The Company believes that such agreements provide a stable, secure and predictable source of revenues, thereby reducing the volatility of making sales in the Spot Market, and that such agreements generally have been more profitable to the Company than selling into the Spot Market. The Company seeks to fix sales prices under these agreements in U.S. Dollars. In general, due to the current low Spot Market prices, agreements with Large Users currently tend to be relatively short-term in nature.

At March 31, 2000, the Company had entered into term agreements for a total capacity of 245 MW, or approximately 100% of the installed gross capacity of the Plant, with terms ranging from one to three years, including a three year agreement with Empresa Distribuidora de Energia de Salta S.A. ("EDESA"), the distribution company of the province of Salta. The EDESA contract is at a fixed price of US$28.70 per MWh, minus US$500,000 a year as a subsidy to certain clients of EDESA. The contracted capacity is 80 MW at peak hours which represents approximately 31.0% of the Company's installed capacity. During the first three months of 2000, the average price of the Company's sales pursuant to agreements in the Term Market was approximately 3.76% higher than the average Spot Market price for the same period.

The Company intends to enter into agreements regarding as much of the Plant's capacity as possible in order to be better hedged against fluctuations in the Spot Market. The Company believes that such agreements are effective hedges for the following reasons. First, the Company has negotiated and will continue to seek to negotiate sales agreements that are generally at fixed prices higher than Spot Market prices. Second, these agreements will allow the Company to protect itself against periodic increases in hydroelectric generation as a result of increased levels of precipitation occurring in Argentina from time to time. During such periods, when the Spot Market prices are lower and the Plant's units are dispatched less, the Company will be able to purchase lower cost energy from the WEM to fulfill its obligations to its Term Market purchasers.

Competition

The Company believes that its low cost of delivered fuel, the heat rate of the Plant and the resulting low marginal cost of generation should keep it competitive within the existing regulatory and market framework.

Electricity generation companies in Argentina were estimated by CAMMESA to have a total gross installed capacity of approximately 19,921 MW at March 31, 2000, excluding the *Sistema Patagónico*. The addition of new planned facilities (if constructed) will increase generating capacity by 6,121 MW by 2006 (or 7,995 MW if

the 1,874 MW not included in CAMESSA's projections). Additionally, a number of private sector thermal plants may be constructed over the next five to ten years depending on the prevailing market price for electricity. However, the Company believes it likely that some of Argentina's existing capacity is represented by units which will be decommissioned over the next five to ten years due to obsolescence and the inability of their operators to finance necessary maintenance and capital expenditures. In addition, CAMMESA projects that present excess capacity will be reduced over the next five to ten years.

The CAMMESA forecasting report published in 1999 projects that demand for electricity in Argentina will increase at the rate of approximately 5% for 2001 and 2002. In order to meet this forecasted demand, additional generation will be required. Power generating units currently under construction or recently completed in Argentina are projected by CAMMESA to add approximately 3,456 MW of installed capacity between 2000 and 2002 and 2,665 MW between 2002 and 2006. The addition of other new planned facilities, if completed, will increase generating capacity by 6,121 MW through 2006 (and 7,995 MW if facilities not included by CAMMESA in its projections are included).

Competition from nuclear or hydroelectric plants constructed by the private sector is unlikely as the construction and start-up costs of such units would be uneconomical compared with the development of new thermal plants. Therefore, the Company believes that the marginal cost of new nuclear or hydroelectric plants not yet planned or under construction is unlikely to become a material competitive factor. Newly constructed thermal units may be more efficient than the Plant. Nevertheless, the proximity of the Plant to its gas supply, the firm transportation agreement with Gasnor and TGN and the low price paid for gas at the well-head is such that management believes that the Plant should continue to be dispatched on a generally profitable basis. Therefore, even if the growth in demand is less than expected, the Company believes that it is unlikely that its dispatch levels would be substantially reduced, although such growth may result in a fall in prices paid for electricity across the system and reduction of the Company's operating margin.

Capital Expenditures

The Company had Ps 0.14 million in capital expenditures in 1998 and Ps 0.30 million in 1999. The Company currently plans capital expenditures of approximately Ps 6.88 million in 2000, Ps 2.18 million in 2001, Ps 1.27 million in 2002, Ps 0.28 million in 2003, Ps 0.30 million in 2004 and Ps 0.33 million in 2005. These amounts represent scheduled maintenance and overhaul of the Plant.

Insurance

The Company carries property, accident, third party liability and other insurance (such as vehicle insurance) in amounts which are customary in the electricity industry. The Company's property and equipment are insured on a new for old basis in the total amount of US$50.0 million per event. The Company's insured property is valued at US$217.0 million. The Company does not carry loss of profit insurance. The Company intends to maintain similar insurance coverage for the same risks for as long as any of the New Notes is outstanding.

Environment

The Company's operations are subject to legislation governing environmental pollution at the federal and provincial levels in Argentina. The Company has not incurred material pollution costs to date; and, having conducted an environmental impact study in January 1993 and being subsequently controlled on a quarterly basis by external auditors appointed by the ENRE, the Company believes that it is in material compliance with all applicable regulations in Argentina. There is no environmental litigation involving the Company.

Patents

The Company does not own or rely on any significant patents, trademarks or licenses in conducting its operations.

Litigation

As of the date of this Consent Solicitation and Information Memorandum, there were no material pending legal proceedings to which the Company was a party or to which its properties were subject, with the exception of an action currently pending before the Federal Court of First Instance No. 1, of the City of Salta, Province of Salta, in which a petition has been made requesting the court to declare the presumptive minimum income tax unconstitutional. The court has granted injunctive relief suspending the accrual, collection and payment of the tax from 1999 until a final decision is rendered by the court.

Subsidiaries

The Company has no subsidiaries.

MANAGEMENT AND EMPLOYEES

Directors, Executive Officers and Members of Management

The Board of Directors of the Company consists of between three and 15 members elected at the annual general meeting of the Company for renewable two-year terms. The directors of the Company are appointed by the different classes of shareholders in proportion to their total shareholdings.

Pursuant to the Company's By-Laws (*Estatutos Sociales*) and Argentine corporate law, management of the Company is entrusted to its Board of Directors.

Under Argentine law, the Supervisory Committee (*Comisión Fiscalizadora*) is responsible for overseeing the Company's compliance with its By-Laws and Argentine law and, without prejudice to the role of external auditors, is required to present to the shareholders at the annual ordinary general meeting a report in respect of the financial information presented to such holders by the Board of Directors. The members of the Supervisory Committee, referred to in Argentina as "Supervisors" (*síndicos*), also are authorized (1) to call ordinary or extraordinary shareholders' meetings under certain circumstances, (2) to place items on the agenda for meetings of shareholders, (3) to attend meetings of shareholders and (4) generally to monitor the affairs of the Company. The Company's By-Laws provide that the Supervisory Committee will be formed by three members and three alternate members, elected by the shareholders at an ordinary meeting, and will serve one-year terms with the right to re-election. The Company's By-Laws provide that its business will be supervised by two members (two members and two alternates) appointed by Class A shareholders and that the other one member (one member and one alternate) are to be appointed jointly by Class B and Class C shareholders (each as defined in "Principal Shareholders" below).

Compensation and Other Matters

Argentine law provides that the aggregate annual compensation paid to all directors (including those directors acting as executive officers) may not exceed 5% of earnings for any fiscal year in which the Company does not pay any dividends on earnings, which percentage increases in proportion to the amount of dividends paid, up to a maximum of 25% of earnings. Under Argentine law, the compensation of the directors acting in an executive capacity, together with the compensation of all other directors and the statutory auditors, to the extent that it exceeds in the aggregate such limits, requires the prior approval of an ordinary shareholders' meeting.

The following table sets forth the members of the Board of Directors and the Supervisory Committee of the Company and their respective alternates, and the positions held by each of them as of March 31, 2000:

Name	Year of Initial Appointment And Class Appointed By	Profession	Other Appointments
Carlos Armando Peralta .... (President and Chief Executive Officer)	1999 (Class A)	C.P.A.	President of Powerco S.A., and Powerco Services S.A., alternate Supervisor of CAMMESA.
Marcelo Sergio Martos ..... (Vice-President)	1999 (Class A)	Electrical Industrial Engineer	Vice-President of Powerco S.A. and Powerco Services S.A.; Marketing Manager of Central Térmica Güemes S.A.

Name	Year of Initial Appointment And Class Appointed By	Profession	Other Appointments
Dante Raúl Apaza . . . . (Director)	1999 (Class A)	Mechanical Technician	Director of Powerco S.A. and Powerco Services S.A.; Communications & IT Manager of Central Térmica Güemes S.A.
Leonardo Juan Galia . . . . (Director)	1999 (Class A)	Electronic Engineer	Director of Powerco S.A. and Powerco Services S.A.: Operations & Production Manager of Central Térmica Güemes S.A.
Rubén Daniel Argüello . . . . . (Director)	1999 (Class A)	Business Administrator	Director of Powerco S.A., Alternate Director of Powerco Services S.A.; Human Resources Manager of Central Térmica Güemes S.A.
Claudio Villagra . . . . (Director)	1999 (Class B)	C.P.A.	Director of Central Térmica Güemes S.A. and Director of Hidroeléctrica Piedra del Aguila S.A., Transener S.A., Ferrosur Roca S.A., Buenos Aires Pacífico Gral. San Martin S.A., Mesopotámico Gral. Urquiza S.A., Camuzzi, Gas Pampeana, Caja de Ahorro y Seguro S.A., La Caja Seguros de Retiro S.A., Nueva Central Argentina S.A. Argentina S.A. and Papel Prensa SAIC.
Jose Luis Tamagnini . . . . (Director)	1999 (Class B)	Lawyer	Director Central Térmica Güemes S.A. and Hidroeléctrica Piedra del Aguila S.A.
Higinio Daniel Romano . . . . (Director)	1999 (Class C)		None.
Sergio Marcelo Fernández . . . (Alternate Director)	1999 (Class A)	Mechanical Engineer	Director of Powerco S.A., Alternate Director of Powerco Services S.A.: Engineering & Maintenance Manager of Central Térmica Güemes S.A.
Jorge Alberto Reston . . . . (Alternate Director)	1999 (Class A)	C.P.A.	Director of Powerco S.A., Alternate Director of Powerco Services S.A.: Controller of Central Térmica Güemes S.A.
Lauro Paz . . . . (Alternate Director)	1998 (Class C)		None.

Name	Year of Initial Appointment And Class Appointed By	Profession	Other Appointments
Rubén Ruival (Supervisor)	1995 (Class A)	C.P.A.	Supervisor of Bella Vista Oeste S.A., Atanor S.A., Con-Ser S.A., Con-Ser P. y A. Seguros, Hidroeléctrica Cerro Colorado S.A., Cindor S.A., Fitalse S.A., Friogorífico Rhydmas, Mastellone Hnos., Merrill Lynch S.A., Sociedad de Bolsa, Marca 4 S.A., Panam S.A., Panpack S.A., Promas S.A., Rich Klinger S.A. and General Re. Alternate Supervisor Central Térmica Alto Valle, Courtage S.A. (Grupo Renault), Dominion Generating S.A., Dominion Management S.A., Metalúrgica Tandil S.A. (Grupo Renault), Panam Group S.A., Patagonia Holding and Centro de Río Cuarto.
Armando Simesen de Bielke (Supervisor)	1999 (Class C)	C.P.A.	Supervisor of Powerco S.A. and Powerco Services S.A., President of the Professional Association of Economic Sciences of Salta province, Professor at the National University of Salta, Independent Auditor of local and multinational companies.
Angel Carniel (Supervisor)	1999 (Class B, Class C)	Lawyer	Supervisor of Nación Seguros de Retiro S.A. and Nación Seguros de Vida S.A.
Washington Alvarez (Alternate Supervisor)	1999 (Class A)	Lawyer	Supervisor of Powerco S.A. and Powerco Services S.A., Professor on Judicial, Economic & Administration Sciences at the Catholic University of Salta, Judicial Advisor of national and multinational companies.
Carlos A. Palla (Alternate Supervisor)	1999 (Class C)	C.P.A.	Supervisor of Powerco S.A. and Powerco Services S.A.; Partner-in-charge of CPA, Business Consultants.
Arturo Jorge Zaera (Alternate Supervisor)	1999 (Class B, Class C)	C.P.A.	Supervisor of Hidroeléctrica Alicura S.A.

The total remuneration paid by the Company to the Board of Directors, Supervisors and officers of the Company during the fiscal year ended December 31, 1999, was approximately Ps 0.89 million, including amounts reserved to provide for pension, retirement or similar benefits.

There are no employment contracts between the Company and its Directors or Supervisors.

There are no contracts between the Company and its Directors, Supervisors or officers in which such Directors, supervisors or managers have an interest contrary to the interest of the Company, in accordance with Section 272 of the Argentine Corporations Law.

Executive Officers

At the Plant, the management structure is comprised of seven active on-site managers. The following are the principal on-site managers of the Plant, their position and their background as of March 31, 2000:

- Carlos Armando Peralta, an Argentine citizen, is a public accountant. He was appointed General Manager of the Company on January 28, 1999. Prior to that, he was the Financial Administrative Manager of the Company since 1992. He is also Alternate Supervisor of CAMMESSA.
- Jorge Alberto Reston, an Argentine citizen, is a public accountant. He was appointed financial controller of the Company on January 28, 1999. Prior to that, he was the General Accountant of the Company since 1992.
- Marcelo Sergio Martos, an Argentine citizen, is an Electrical Engineer. He was appointed Commercial Manager of the Company on September 1997. He began his work with the Company in 1993.
- Leonardo Juan Galia, an Argentine citizen, is an Electronic Engineer. He was appointed Production Manager of the Company on January 28, 1999. He began his work with the Company on October 1, 1992, after having worked at the Plant under its prior owner since 1980.
- Sergio Marcelo Fernández, an Argentine citizen, is a Mechanical Engineer. He was appointed Maintenance and Engineering Manager of the Company on January 28, 1999. He began his work with the Company in 1993.
- Dante Raúl Apaza, an Argentine citizen, is a Mechanical Technician. He was appointed System and Communication Manager on January 28, 1999. He began working for the Company on December 9, 1992.
- Rubén Daniel Argüello, an Argentine citizen, is an Administrative Licenciate. He was appointed Personal Manager on January 1, 1999. He began working for the Company on October 22, 1992.

Employees

As of the date of this Consent Solicitation and Information Memorandum, 48 of the Company's employees were affiliated with Luz y Fuerza, the Argentine electricity industry labor union, representing approximately 36% of the workforce. When the Company was privatized, the entire workforce belonged to either Luz y Fuerza or another labor union called APUAYE. However, since that time, many employees of the Company have opted out of their unions. The Company has not experienced any disruption of generation due to labor problems and maintains good relations with the union representing the Company's employees. The employees have a representative on the Board of Directors.

Under the Company's By-Laws, the Company is obliged in each year in which the Company declares a dividend payable to its nominal shareholders to issue participation bonds to its employees, as contemplated under Section 230 of the Argentine Corporations Law, equal to 0.5% of the Company's profits before taxes for such fiscal year.

PRINCIPAL SHAREHOLDERS

At March 31, 2000, the issued share capital of the Company was Ps 62,906,000, divided into 37,743,600 registered common stock Class A shares (the "A Shares") of Ps 1.00 each, 18,871,800 Class B shares (the "B Shares") of Ps. 1.00 each and 6,290,600 Class C shares (the "C Shares") of Ps 1.00 each. All of the A Shares, representing 60% of the issued share capital of the Company, are owned by Powerco. All of the B Shares, representing 30% of the issued share capital of the Company, are owned by the Argentine Government. All of the C Shares, representing 10% of the issued share capital of the Company, are owned by the employees of the Company pursuant to an employee stock ownership plan. None of the different classes of shares carry any different voting rights.

The C shares have been transferred by the Argentine Government to certain employees of the Company who had formerly been employed by AyEE. Such employees were granted different numbers of shares by the Argentine Government on the basis of four principal criteria: length of service with AyEE, level of seniority in the Company, size of salary (those with lower salaries receiving proportionately more shares than those with higher salaries) and the size of an employee's family. The C shares, which were transferred at a price of Ps 1.00 each, are currently held in trust for the employees by a fiduciary bank which has instructions to apply payments of dividends on the shares towards payment of the transfer price to the Argentine Government. Once paid for and pursuant to a Class C shareholders meeting, the C shares may be exchanged for an equal number of B shares.

Under the Company's By-Laws, the Company is obliged in each year in which the Company declares at a dividend payable to its nominal shareholders to issue participation bonds to its employees, as contemplated under Section 230 of the Argentine Corporations Law, equal to 0.5% of the Company's profits before taxes for such fiscal year.

New Notes are solely the obligation of the Company and are not otherwise guaranteed by any person or entity, including the shareholders of the Company.

As the holder of all outstanding A Shares, Powerco is the majority shareholder of the Company and controls the majority of the Company's Board of Directors. The amount and payment of dividends, if any, by the Company is under the control of Powerco. No dividend was declared for the years ended December 31, 1997, 1998 or 1999.

RELATED-PARTY TRANSACTIONS

Powerco S.A.

Powerco owns 60% of the Company's issued share capital.

In January 1999, the Secretary of Energy authorized Powerco to operate as a Marketing Company of the WEM. Thus, Powerco may purchase electricity from the WEM generators in order to resell it to any WEM agent, up to a maximum of 390MW per month.

During 1998, the Company entered into agreements with GUMEs and GUMAs in excess of its maximum generating capacity established by CAMMESA in order to ensure that, even in the event of loss or failure to renew of some of its existing contracts, the Company would still be able to sell the maximum amount of electricity permitted by CAMMESA.

Since January 1999, all contracts in excess of the Company's operating capacity are sold by the Company to Powerco at a price equivalent to 20% of the net profit made by Powerco upon fulfillment of the respective contract. Powerco fulfills such contracts and supplies the GUMEs and GUMAs by purchasing electricity in the open market. So far, Powerco has received 50 contracts for approximately 25MW, which represent 7% of the operating capacity of the Company, and all sales of contracts to Powerco constitute arms' length transactions.

In addition, Powerco agreed to purchase contracts from other generators only after all of the Company's excess contracts were purchased. In the event that the Company's levels of contracted electricity fall below its maximum operating capacity, Powerco will transfer back to the Company the GUMEs and GUMAs contracts received from the Company at no cost to the Company.

TERMS AND CONDITIONS OF NEW NOTES

The issue of New Notes was authorized by the unanimous resolution of a general ordinary and extraordinary meeting of the shareholders of the Company dated June 23, 2000, and is subject to the approval of the Court, as described herein. New Notes will be issued pursuant to the New Indenture to be entered into on the Effective Date among the Company, The Bank of New York, as Trustee (the "Trustee", which term includes any successor as Trustee under the New Indenture), Co-Registrar (the "Co-Registrar") and Principal Paying Agent (the "Principal Paying Agent"), The Bank of New York S.A., as Registrar (the "Registrar," which term includes any successor as Registrar under the New Indenture) and Paying Agent and Kredietbank S.A. Luxembourgeoise, a corporation duly organized and existing under the laws of Luxembourg, presently at 43 Boulevard Royal, L-2955 Luxembourg, Grand Duchy of Luxembourg, as Luxembourg Co-Registrar (the "Luxembourg Co-Registrar") and Paying Agent. The Registrar will act as Paying Agent in Argentina (the Principal Paying Agent and all other Paying Agents, including any successor paying agents, are collectively referred to herein as the "Paying Agents"). The Trustee has appointed Banco Rio de la Plata S.A., presently at Bartolome Mitre 480, 11th Floor, Buenos Aires, Argentina, as its representative (the "Trustee's Representative") in the city of Buenos Aires to receive notices on its behalf in Argentina from holders of New Notes (the "New Noteholders") and to act on the Trustee's behalf as necessary.

The following statements are subject to, and qualified in their entirety by, reference to the applicable provisions of the New Indenture. Wherever particular sections, articles or defined terms of the New Indenture are referred to herein, such sections, articles or defined terms shall be as specified in the New Indenture. Capitalized terms not otherwise defined below or elsewhere in this Consent Solicitation and Information Memorandum shall have the respective meanings given such terms in the New Indenture. New Notes are issued in the English language; the Company will provide the Trustee a Spanish translation of the original English text by an Argentine certified public translator. Copies of the New Indenture will be available for inspection and copying by the New Noteholders during normal business hours at the offices of the Trustee, the Trustee's Representative, the Registrar, the Co-Registrar and the Paying Agents. The New Noteholders will be bound by, and will be deemed to have notice of, all the provisions of the New Indenture and New Notes.

General

New Notes will be limited to US$54,000,000 in aggregate outstanding principal amount and will mature on the 10th anniversary of the date of issuance. New Notes will bear interest at 2.0% per annum during their first year, at 2.5% per annum during their second year, at 3.0% per annum during their third year, and at 5.0% per annum thereafter, payable in cash semiannually in arrears on the six month and one year anniversaries of the date of issuance of each year (each, an "Interest Payment Date"), commencing six months after the date of issuance, to the person in whose name the New Note is registered at the close of business two Business Days (each a "Regular Record Date") immediately preceding such Interest Payment Date.

If there occurs an Event of Default (as defined below), such stated rate of interest will continue to apply with respect to New Notes. Interest on New Notes will be calculated on the basis of a 360-day year consisting of twelve 30-day months and, in the case of an incomplete month, the number of days actually elapsed. Principal of, and interest and Additional Amounts (as defined below) on, New Notes will be payable as provided under "—Payments and Paying Agents" and "—Book Entry Ownership."

All New Notes will be in registered form, without coupons. New Notes will be represented by interests in the DTC Unrestricted Global Security (the "Global Security"). The Global Security will be deposited on or about the Effective Date with a custodian for DTC and registered in the name of a nominee for DTC.

The Company will appoint The Bank of New York to serve as Trustee, Principal Paying Agent and Co-Registrar of New Notes, The Bank of New York S.A. to serve as Paying Agent and Registrar of New Notes, and Kredietbank S.A. Luxembourgeoise to serve as Paying Agent and Co-Registrar of New Notes. The Bank of

New York, in its capacity as Trustee, Co-Registrar and Principal Paying Agent, will be responsible for, among other things, (1) maintaining a record of the registration of ownership, exchange and transfer of New Notes and accepting New Notes for exchange and transfer, (2) transmitting payments of the principal and Additional Amounts, if any, and interest received from the Company in respect of New Notes to the registered New Noteholders thereof, (3) transmitting to the Company any notices or other communications from New Noteholders and (4) transmitting to the New Noteholders notice of the occurrence of any Event of Default as soon as practicable after (a) obtaining knowledge thereof in the case of a payment default or (b) receiving written notice thereof in the case of all other defaults.

Form and Denomination

New Notes will be issued in fully registered global form in minimum denominations of US$1,000 and in integral multiples of US$1,000 in excess thereof (each an "authorized denomination"). The English language text of New Notes will be translated for convenience into the Spanish language. The Spanish language text will represent a true and accurate translation of the English language text.

Certificated New Notes; Transfer and Exchange

Owners of beneficial interests in the Global Security will be entitled or required, as the case may be, under the circumstances described below, to receive physical delivery of certificated New Notes ("Certificated New Notes") in fully registered definitive form. New Notes are not issuable in bearer form.

Beneficial interests in the Global Security will be exchangeable or transferable, as the case may be, for Certificated New Notes if (1) DTC notifies the Company that it is unwilling or unable to continue as depository for the Global Security, or DTC ceases to be a "clearing agency" registered under the Exchange Act, and a successor depository is not appointed by the Company within 90 days, or (2) an Event of Default has occurred and is continuing with respect to such New Notes. Upon the occurrence of either of the events described in the preceding sentence, the Company will cause the appropriate Certificated New Notes in authorized denominations to be delivered to the owners of beneficial interests in the Global Security upon instruction of the Trustee or the Registrar.

Certificated New Notes may be exchanged or transferred in whole or in part for other Certificated New Notes of any authorized denominations and of a like tenor and aggregate principal amount by surrendering such Certificated New Notes at the office of the Registrar or Co-Registrar with a written instrument of transfer as provided in the Indenture.

The costs and expenses of effecting any exchange or registration of transfer pursuant to the foregoing provisions, except for the expense of delivery by other than regular mail (if any) and except for the payment of a sum sufficient to cover any tax or other governmental charges or insurance charges that may be imposed in relation thereto, will be borne by the Company.

The Registrar will keep books (the "Register") for the ownership, exchange and transfer of any Certificated New Notes. Each Co-Registrar shall also maintain a record of all registrations of ownership, exchange and transfer of Certificated Notes. The Registrar will provide such Register to the Company. Title to Certificated New Notes will pass by and upon registration of the Certificated New Note in the Register.

Book-Entry Ownership

The Company will make application to DTC for acceptance in its book-entry settlement system of New Notes represented by the Global Security. The Global Security will be assigned a CUSIP number.

The custodian with whom the Global Security is deposited and DTC will electronically record the principal amount of New Notes, held within the DTC system. Investors may hold their interests in the Global Security

directly through DTC if they are participants in such system, or indirectly through organizations which are participants in such system.

Payments of the principal of, and interest on (including any Additional Amounts payable under Section 3.1 of the New Indenture), the Global Security registered in the name of DTC's nominee will be to it or as the registered owner of such Global Security. The Company expects that the nominee, upon receipt of any such payment, will immediately credit the DTC participants' accounts with payments in amounts proportionate to their respective beneficial interests in the principal amount of the Global Security as shown on the records of DTC or the nominee. The Company also expects that payments by DTC participants to owners of beneficial interests in such Global Security held through such DTC participants will be governed by standing instructions and customary practices, as is now the case with securities held for the accounts of customers registered in the names of nominees for such customers. Such payments will be the responsibility of such DTC participants. None of the Company, the Trustee or any Paying Agent will have any responsibility or liability for any aspect of the records relating to or payments made on account of ownership interests in the Global Security or for maintaining, supervising or reviewing any records relating to such ownership interests.

Payments and Paying Agents

Payments in respect of the principal of New Notes will be made at the corporate trust office of the Principal Paying Agent located in New York City, at the office of the Paying Agent located in Buenos Aires, at the office of the Paying Agent located in Luxembourg and subject to any fiscal or other laws and regulations applicable thereto, at the specified offices of any other Paying Agent appointed by the Company. The Company will maintain at all times a principal paying agent in Buenos Aires, Argentina. Payments in respect of principal on New Notes will be made only against surrender of such New Notes, in the same manner as payments of interest as set forth below. Payment in respect of interest on each Interest Payment Date with respect to any New Note will be made to the person on whose name such New Note is registered on the Regular Record Date immediately preceding such Interest Payment Date by dollar check drawn on a bank in New York City and mailed to such person or, in the case of a registered holder of at least US$1,000,000 principal amount of New Notes, by wire transfer to a dollar account maintained by the payee with a bank in the United States or in Argentina, *provided* that the registered New Noteholder so elects by giving written notice to such effect designating such account which is received and consented to by the Trustee or a Paying Agent no later than 10 Business Days with complete wiring instructions, immediately preceding such Interest Payment Date. Unless such designation is revoked, any such designation made by such New Noteholder with respect to such New Notes will remain in effect with respect to any future payments with respect to such New Note payable to such New Noteholder.

If the due date for payment of any principal or interest in respect of any New Note is not a Business Day at the place in which it is presented for payment, the New Noteholder thereof will not be entitled to payment of the amount due until the next succeeding Business Day at such place and will not be entitled to any further interest or other payment in respect of any such delay. "Business Day" means, with respect to each place of payment, a day on which banks are open for business and carrying out transactions in Dollars in New York City or the city of the Paying Agent effecting the payment.

The New Indenture will provide that any money deposited with the Trustee or any Paying Agent, or then held by the Company, in trust for payment of the principal of or interest or Additional Amounts, if any, on any New Note and remaining unclaimed for three years after such principal, interest or Additional Amounts, if any, has become due and payable shall be paid to the Company on Company Request, or (if then held by the Company) shall be discharged from such trust; and the holder of such New Note will thereafter, as an unsecured general creditor, look only to the Company for payment thereof, and all liability of the Trustee or such Paying Agent with respect to such trust money, and all liability of the Company as Trustee thereof, shall thereupon cease; provided, however, that the Trustee or such Paying Agent, before being required to make any such repayment, may at the expense of the Company cause to be published once, (1) in a newspaper published in the English language, customarily published on each Business Day and of general circulation in New York City, (2) in a newspaper published in the Spanish language and of general circulation in Argentina, and (3) the

Luxemburger Wort or another newspaper of general circulation in Luxembourg, notice that such money remains unclaimed and that, after a date specified therein, which shall not be less than 30 days from the date of such publication, any unclaimed balance of such money then remaining shall be repaid to the Company.

Under the terms of New Notes, in the event of any foreign exchange restriction or prohibition in Argentina, any and all payments in respect of New Notes will be made in Dollars obtained through (1) the sale of any series or of any other public or private bond issued in Dollars in Argentina, or (2) any other legal mechanism for the acquisition of Dollars in any exchange market. All costs, including any taxes, relative to such operations to obtain Dollars will be borne by the Company.

Status

New Notes constitute Negotiable Obligations (*Obligaciones Negociables*) under the Negotiable Obligations Law and are entitled to the benefits set forth therein and are subject to the procedural requirements thereof. In particular, pursuant to Article 29 of the Negotiable Obligations Law, in the event of a default by the Company in the payment of principal, interest and any other amounts due under any New Note, the holder of such New Note will be entitled to summary judicial proceedings (*acción ejecutiva*) to recover payment of any such amount. New Notes will constitute unsecured and unsubordinated obligations of the Company and, except for obligations preferred by operation of Argentine law, will rank *pari passu* without any preference among themselves. The payment obligations of the Company under New Notes will at all times rank at least equal in priority of payment with all other present and future unsecured and unsubordinated obligations of the Company from time and time outstanding.

Optional Redemption

New Notes are redeemable, in whole or in part, at the option of the Company, at any time, upon not less than 30 nor more than 60 days' notice mailed to each holder of New Notes being redeemed at its address appearing in the Register. New Notes are redeemable at their principal amount at maturity together with accrued interest thereon, if any, to the redemption date.

Payment of Additional Amounts

All payments in respect of New Notes, including without limitation payment of principal and interest, will be made by the Company without withholding or deduction for or on account of any present or future taxes (whether in respect of personal property or otherwise), duties, levies, or other governmental charges of whatever nature in effect on the date of the Indenture or imposed or established in the future by or on behalf of Argentina or any authority in Argentina. In the event any such taxes or liabilities are so imposed or established, the Company will pay such additional amounts ("Additional Amounts") as may be necessary in order that the net amounts receivable by the New Noteholders after any withholding or deduction in respect to such tax or liability shall equal the respective amounts of principal and interest which would have been receivable in respect of New Notes in the absence of such withholding or deduction; except that no such Additional Amounts will be payable with respect to any withholding or deduction on any New Note to, or to a third party on behalf of, a New Noteholder for or on account of any such taxes or liabilities that have been imposed by reason of (1) the New Noteholder being a resident of Argentina or having some connection with Argentina other than the mere holding of such New Note or the receipt of principal and interest in respect thereof, or (2) the presentation by the New Noteholder of a New Note for payment on a date more than 30 days after the date on which such payment became due and payable or the date on which payment thereof is duly provided for, whichever occurs later, except to the extent that the New Noteholder would have been entitled to such Additional Amounts on presenting such New Note for payment on the last date of such period of 30 days. Furthermore, no Additional Amounts shall be paid with respect to any payment on a New Note to a New Noteholder that is a fiduciary or partnership or other than the sole beneficial owner of such payment to the extent that a beneficiary or settlor with respect to such fiduciary or a member of such partnership or beneficial owner would not have been entitled to receive the Additional Amounts had such beneficiary, settlor, member or beneficial owner been the New Noteholder.

Any reference herein or in New Notes to principal and/or interest shall be deemed also to refer to any Additional Amounts which may be payable under the undertakings described in this paragraph.

In addition, the Company will pay any stamp, issue, registration, documentary or other similar taxes and duties, including interest and penalties, payable in Argentina or the United States or any political subdivision thereof or taxing authority of or in the foregoing in respect of the creation, issue and offering of New Notes. The Company will also pay and indemnify the New Noteholders from and against all court taxes or other taxes and duties, including interest and penalties, paid by any of them in any jurisdiction in connection with any action permitted to be taken by the New Noteholders to enforce the obligations of the Company under New Notes.

The Company agrees to waive any right it may have under Argentine law to seek reimbursement (whether by deduction from payments of principal or interest or Additional Amounts with respect to New Notes or otherwise) from the New Noteholder of New Notes of any amounts the Company may have had to pay for personal property tax in respect of New Notes.

Covenants

Under the terms of the Indenture, the Company will covenant and agree that as long as any New Note remains outstanding:

Payment of Principal and Interest. The Company will duly and punctually pay the principal of and interest and Additional Amounts, if any, on New Notes in accordance with the terms of New Notes and the New Indenture.

Maintenance of Office or Agency. The Company will maintain in each of Salta and the Borough of Manhattan, New York City, an office or agency where New Notes may be presented or surrendered for payment, where New Notes may be surrendered for registration of transfer or exchange and where notices and demands to or upon the Company in respect of New Notes and the New Indenture may be served.

Maintenance of Existence. The Company will (1) maintain in effect its corporate existence and all registrations necessary therefor, and (2) take all reasonable actions to maintain all rights, privileges, titles to property, franchises and the like necessary or desirable in the normal conduct of its business, activities or operations; *provided, however,* that this covenant shall not prohibit any transaction by the Company otherwise permitted under the covenant relating to "Mergers, Consolidations, Sales and Leases", and this covenant shall not require the Company to maintain any such right, privilege, title to property or franchise, if the Board of Directors of the Company shall determine that (a) the maintenance thereof is no longer desirable in the conduct of the business of the Company, and (b) the loss thereof is not, and will not be, adverse in any material respect to the New Noteholders.

Maintenance of Properties. The Company will cause all tangible Properties used or useful in the conduct of its business to be maintained and kept in good condition, repair and working order and supplied with all necessary equipment and will cause to be made all necessary repairs, renewals, replacements and improvements thereof, all as in the judgment of the Company may be necessary so that the business carried on in connection therewith may be properly and advantageously conducted at all times; *provided, however,* that nothing shall prevent the Company from discontinuing the operation or maintenance of any such Properties if such discontinuance is, as determined by the Board of Directors in good faith, desirable in the conduct of the business of the Company and not adverse in any material respect to the New Noteholders.

Payments of Taxes and Other Claims. The Company will pay or discharge or cause to be paid or discharged, before the same shall become delinquent, (1) all taxes, assessments and governmental charges levied or imposed upon the Company, and (2) all lawful claims for labor, materials and supplies which, if unpaid, might by law become a lien upon the Property of the Company; *provided, however,* that the Company will not be required to pay or discharge or cause to paid or discharged any such tax, assessment, charge or claims whose amount, applicability or validity is being contested in good faith by appropriate proceedings.

Compliance with Laws and Other Agreements. The Company will comply with all applicable laws, rules, regulations, orders and directions of any Governmental Agency having jurisdiction over it or its business and all covenants and of the obligations contained in any agreements to which the Company is a party, except where the failure to so comply would not have a material adverse affect on the condition, financial or otherwise, or on the earnings, operations, business affairs or business prospects of the Company and except to the extent any such law, regulation, order, directive, covenant or obligation is contested in good faith.

Maintenance of Books and Records. The Company will maintain books, accounts and records in accordance with Argentine GAAP and as required by Argentine law.

Maintenance of Insurance. The Company will keep at all times all of their Properties which are of an insurable nature insured against loss or damage with insurers believed by the Company to be responsible to the extent that Property of similar characteristics is usually so insured by corporations similarly situated and owning like Properties in accordance with good business practice.

Permitted Liens. The Company will not create or suffer to exist any Lien upon any of its Property, other than Permitted Liens, unless, at the same time or prior thereto, the Company's obligations under New Notes and the New Indenture (1) are secured equally and ratably therewith to the reasonable satisfaction of the Trustee, or (2) have the benefit of such other security, guarantee, indemnity or other arrangement as the Trustee in its discretion shall deem to be not materially less beneficial to the New Noteholders.

Permitted Indebtedness. So long as any New Note remains outstanding, the Company will not incur or permit to exist any Indebtedness other than Permitted Indebtedness.

Financial Reporting. The Company will furnish or cause to be furnished to the Trustee (1) annual reports in English, which will include a report of the Company's Board of Directors and annual audited financial statements prepared in conformity with Argentine GAAP within 120 days after the end of each fiscal year and (2) quarterly reports in English which will include unaudited interim financial information prepared in conformity with Argentine GAAP within 60 days after the end of each quarter. The Company also shall furnish or cause to be furnished to the Trustee in English all notice of shareholders' meetings and other reports and communications that are made generally available to the Company's shareholders.

Mergers, Consolidations, Sales and Leases. The Company will not merge or consolidate with or into, or convey, transfer or lease its Properties and assets substantially as an entirety to any Person, unless immediately after giving effect to such transaction, (1) no Event of Default, and no event which, after notice or lapse of time or both, would become an Event of Default, shall have occurred and be continuing, (2) with respect to a merger or consolidation of the Company with or into any Person or conveyance, transfer or lease by the Company of its Properties and assets substantially as an entirety to any Person, any corporation formed by any merger or consolidation with the Company or the Person which acquires by conveyance or transfer or which leases the Properties of the Company substantially as an entirety ("the Company's successor corporation") shall expressly assume the due and punctual payment of the principal of and interest and Additional Amounts, if any, on all New Notes according to their terms, and the due and punctual performance of all of the covenants and obligations of the Company under New Notes and the New Indenture, and the Company's successor corporation (except in the case of leases), if any, succeeds to and becomes substituted for the Company with the same effect as if it had been named in New Notes as the Company, and (3) the Company delivers to the Trustee an officers' certificate and an opinion of counsel (which opinion of counsel may be subject to customary exceptions, limitations and qualifications) to the effect that such merger, consolidation, conveyance, transfer or lease, as applicable, complies with the foregoing requirements.

Further Assurances. The Company will, at its own cost and expense, execute and deliver to the Trustee all such documents, instruments and agreements and do all such other acts and things as may be reasonably required to enable the Trustee to exercise and enforce its rights under the New Indenture and under the documents, instruments and agreements required under the New Indenture and to carry out the intent of the New Indenture.

Events of Default

As long as any New Note remains outstanding, if any of the following events (each an "Event of Default") shall occur and be continuing:

(1) *Non-Payment:* the Company fails to pay any principal, interest or Additional Amounts due on New Notes when any such amount is due and payable on a Payment Date and, only with respect to interest and Additional Amounts, such default continues for a period of 10 days; or

(2) *Breach of Other Obligations:* default in the performance or observance of any term, covenant or obligation of the Company in New Notes or the New Indenture, not otherwise expressly defined as an Event of Default in paragraph (1) above, for a period of more than 60 days after there has been given, by registered or certified mail, to the Company by the Trustee or by New Noteholders of a majority in aggregate principal amount of the outstanding New Notes a written notice specifying such default or breach and requiring it to be remedied; or

(3) *Cross Default:* any other present or future indebtedness of the Company for or in respect of moneys borrowed becomes due and payable prior to its stated maturity as result of any default (however defined), or any such indebtedness is not paid when due or, as the case may be, within any applicable grace period, or the Company fails to pay when due or, as the case may be, within any applicable grace period, any amount payable by it under any present or future guarantee for, or indemnity in respect of, any moneys borrowed, provided that the aggregate amount of the relevant indebtedness, guarantees and indemnities in respect of which one or more of the events mentioned above have occurred equals or exceeds US$6,000,000 or its equivalent (as reasonably determined by the Trustee); or

(4) *Insolvency, etc.:* a resolution is passed or adopted by the Board of Directors or shareholders of the Company, or a final judgment of a court of competent jurisdiction is made, that the Company be wound up or dissolved, other than in connection with certain transactions otherwise permitted by the Indenture, or an attachment, execution, seizure before judgment or other legal process is levied or enforced upon any part of the Property of the Company which Property is material to the condition, financial or otherwise, or to the earnings, operations, business affairs or business prospects of the Company, or a court having jurisdiction enters a decree or order for relief in respect of the Company in an involuntary bankruptcy or reorganization under Argentine Law No. 24,522 or any applicable bankruptcy, insolvency or other similar law now or hereafter in effect or appointment of an administrator, receiver, trustee or intervenor for the Company for all or substantially all of the Property of the Company, or the Company commences a voluntary bankruptcy or reorganization under Argentine Law No. 24,522 or any applicable bankruptcy, insolvency or other similar law now or hereafter in effect, consents to the appointment of or taking possession by an administrator, receiver, trustee, or intervenor for the Company for all or substantially all of the Property of the Company, or effects any general assignment for the benefit of creditors, or a moratorium is agreed or declared in respect of any Indebtedness of the Company, or any governmental agency condemns, seizes, compulsorily purchases or expropriates 10% or more of the assets of the Company considered as one enterprise; subject in each of the foregoing cases to any applicable exceptions and grace and cure periods; or

(5) *Judgments:* a final judgment or judgments for the payment of money aggregating in excess of US$6,000,000 are rendered against one or more of the Company which judgments are not, within 60 days after entry thereof, bonded, paid, discharged or stayed pending appeal, or are not discharged within 60 days after the expiration of such stay;

then, if an Event of Default occurs and is continuing, and in every such case the Trustee or the New Noteholders of not less than 25% in aggregate principal amount of the outstanding New Notes may declare the principal amount of all the New Notes to be due and payable immediately, by a notice in writing to the Company (and to the Trustee if given by New Noteholders), and upon any such declaration such principal amount and any accrued interest shall become immediately due and payable.

New Noteholders of a majority in aggregate principal amount of the outstanding New Notes present or represented at a meeting of such New Noteholders at which a quorum is present may, under certain circumstances, rescind and annul such acceleration if all Events of Default, other than the non-payment of the accelerated principal, have been cured or waived as provided in the Indenture. For information as to waiver of defaults, see "Meetings of New Noteholders" and "Modification and Waiver."

The foregoing provision shall be without prejudice to the rights of each individual New Noteholder to initiate an action against the Company for the payment of any principal, Additional Amount and/or interest past due on any New Note, as the case may be.

The right of any individual New Noteholder to initiate such action against the Company complies with Article 29 of the Negotiable Obligations Law.

Replacement of New Notes

If any New Note shall at any time become mutilated, defaced, destroyed, stolen or lost, such New Note may be replaced at the cost of the applicant at the specified office of the Trustee, upon provisions of evidence satisfactory to the Trustee and the Company that such New Note was destroyed, stolen or lost, together with such indemnity as the Trustee and the Company may require. Mutilated or defaced New Notes must be surrendered before replacements will be issued.

Notices

The Company is required to give notice to the Trustee of any event which requires notice to be given to the New Noteholders in sufficient time for the Trustee to provide such notice to the New Noteholders in the manner provided in the New Indenture. All notices regarding New Notes will be given by the Trustee.

All notices regarding the New Notes will be deemed to have been duly given upon the mailing by first-class mail, postage prepaid, of such notices to each New Noteholder at the address of such New Noteholder as it appears in the Register, in each case not earlier than the earliest date and not later than the latest date prescribed in the Indenture for the giving of such notice and, while (1) there are New Noteholders domiciled in Argentina, published in a general newspaper having general circulation in Argentina (such as *La Nación*) and, if required by Argentine law, in the Official Bulletin (*Boletín Official*) and the Buenos Aires Stock Exchange Daily Gazette and (2) New Notes are listed on the Luxembourg Stock Exchange, published in the *Luxemburger Wort* or such other newspaper of general circulation from time to time in Luxembourg. Any notice so mailed and published shall be deemed to have been given on the date of such mailing and the last day of publication. The Trustee shall forward to each registered New Noteholder the reports received by the Trustee, as described under "—Covenants —Financial Statements."

Reports to New Noteholders

The Trustee shall transmit to New Noteholders such information, documents and reports, and such summaries thereof, concerning the Trustee and its actions under the Indenture in the manner provided pursuant thereto; *provided* that any such information, documents or reports shall, at the time of such transmission to New Noteholders, be filed by the Trustee with any stock exchange upon which any New Notes are listed and with the Company. The Company will notify the Trustee when any New Notes are listed on any stock exchange.

Meetings of New Noteholders

The Trustee or the Company shall, upon the request of the New Noteholder or New Noteholders of at least 5% in aggregate principal amount of the outstanding New Notes, or the Company or the Trustee at its discretion, may call a meeting of the New Noteholders at any time and from time to time, to make, give or take any request, demand, authorization, direction, notice, consent, waiver or other action provided by New Notes to be made,

given or taken by the New Noteholders. With respect to all matters not contemplated in the New Indenture, meetings of New Noteholders will be held in accordance with the Negotiable Obligations Law. The meetings will be held in Buenos Aires; *provided, however,* that the Company or the Trustee may determine to hold any such meetings simultaneously in Salta and New York City by any means of telecommunication which permits the participants to hear and to speak to each other. In any case, meetings shall be held at such time and at such place as the Company or the Trustee shall determine. If a meeting is being held pursuant to a request of New Noteholders (which shall include the date, place and time of the meeting, the agenda therefor and the requirements to attend) shall be given not less than ten days nor more than 30 days prior to the date fixed for the meeting in the Official Gazette of Argentina and also in the manner provided above under "—Notices" and any publication thereof shall be for five consecutive Business Days in each place of publication.

Any New Noteholder may attend the meeting in person or by proxy. Holders of New Notes who intend to attend a meeting of New Noteholders must notify the Registrar of their intention to do so at least three days prior to the date of such meeting.

The quorum at any meeting called to adopt a resolution will be persons holding or representing a majority in aggregate principal amount of the outstanding New Notes; *provided, however,* that at any such reconvened meeting adjourned for lack of the requisite quorum, the quorum will be persons holding or representing 25% in aggregate principal amount of the outstanding New Notes.

Modification and Waiver

Decisions shall be made by the affirmative vote of New Noteholders of a majority in aggregate principal amount of the Outstanding New Notes present or represented at a meeting of such New Noteholders at which a quorum is present; *provided, however,* that the unanimous affirmative vote of the New Noteholders shall be required to adopt a valid decision on (1) changing the stated maturity of the principal of or any installment of interest on any New Note; (2) reducing the principal amount of or interest on any New Note including discharge of repayment of principal of or interest on any New Note; (3) reducing the percentage in principal amount of Outstanding New Notes the consent of the New Noteholders of which is required for the adoption of a resolution or the quorum required at any meeting of New Noteholders at which a resolution is adopted or the percentage in principal amount of outstanding New Notes the New Noteholders of which are entitled to request the calling of a New Noteholders' meeting, (4) any change in the percentage rules established for adopting resolutions at meetings of New Noteholders or regarding the quorum necessary to constitute a meeting; (5) any modification of the number of New Noteholders necessary to waive a past Event of Default; (6) changing the currency for payment of principal of, or premium or interest on, any New Note; or (7) changing the requirement to pay Additional Amounts. Except as provided above, any modifications, amendments or waivers to the terms and conditions of the New Notes will be conclusive and binding on all New Noteholders, whether or not they were present at any meeting, and whether or not notation of such modifications, amendments or waivers is made upon New Notes.

Indemnification of Trustee

The Indenture contains provisions for the indemnification of the Trustee and for its relief from responsibility, including provisions relieving it from taking action unless indemnified to its satisfaction.

The New Indenture also contains provisions pursuant to which the Trustee is entitled, *inter alia*, (1) to enter into business transactions with the Company and to act as trustee for the holders of any other securities issued or guaranteed by, or relating to, the Company, (2) to exercise and enforce its rights, comply with its obligations and perform its duties under or in relation to any such transactions or, as the case may be, any such trusteeship without regard to the interests of, or consequences for, the New Noteholders, and (3) to receive, collect, hold and retain collections received in connection therewith.

The Trustee has no responsibility in relation to the validity, sufficiency and enforceability of the New Indenture or any disclosure document or any offering material relating to New Notes.

Governing Laws and Enforceability

The Negotiable Obligations Law governs the requirements for the New Notes to qualify as Negotiable Obligations (*Obligaciones Negociables*) thereunder. The Negotiable Obligations Law, together with Corporations Law No. 19.550 of Argentina, as amended, and other applicable Argentine laws govern the capacity and corporate authorization of the Company to execute and deliver New Notes and the New Indenture. Notwithstanding the foregoing, New Notes and the New Indenture are governed by, and shall be construed in accordance with, the laws of the State of New York.

The Company will consent to the non-exclusive jurisdiction of any court of the State of New York or any United States federal court sitting in the Borough of Manhattan, New York City, New York, United States, and any appellate court from any thereof, and will waive any immunity from the jurisdiction of such courts over any suit, action or proceeding that may be brought in connection with New Notes and the New Indenture. The Company will irrevocably appoint CT Corporation System as its authorized agent upon which all writs, process and summonses may be served in any suit, action or proceeding brought in connection with New Notes or the New Indenture against the Company in any court of the State of New York or any United States federal court sitting in the Borough of Manhattan, New York City, and has agreed that such appointment shall be irrevocable so long as any New Note remains outstanding or until the irrevocable appointment by the Company of a successor in New York City as its authorized agent for such purpose and the acceptance of such appointment by such successor.

Currency Indemnity

The Dollar is the sole currency of account and payment for all sums payable by the Company under or in connection with New Notes, including damages. Any amount received or recovered in currency other than Dollars (whether as a result of, or of the enforcement of, a judgment or order of a court of any jurisdiction, in the winding up or dissolution of the Company or otherwise) by any New Noteholder in respect of any sum expressed to be due to it from the Company shall only constitute discharge of the Company to the extent of the Dollar amount which the recipient is able to purchase with the amount so received or recovered in that other currency on the date of the receipt or recovery (or, if it is not practicable to make that purchase on that date, on the first date on which it is practicable to do so). If that Dollar amount is less than the Dollar amount expressed to be due to the recipient under any New Note, the Company shall indemnify such recipient against any loss sustained by it as a result. In any event, the Company shall indemnify the recipient against the cost of making any such purchase. For the purposes of this paragraph, it will be sufficient for the New Noteholder to certify in satisfactory manner (indicating the sources of information used) that it would have suffered a loss had an actual purchase of Dollars been made with the amount so received in that other currency on the date of receipt of recovery (of, if a purchase of Dollars on such date had not been practicable, on the first date on which it would have been practicable, it being required that the need for a change of date be certified in the manner mentioned above). These indemnities constitute a separate and independent obligation from the Company's other obligation, shall give rise to a separate and independent cause of action, shall apply irrespective of any waiver granted by any New Noteholder and shall continue in full force and effect despite any other judgment, order, claim or proof for a liquidated amount in respect of any sum due under any New Note or any other judgment or order.

Certain Definitions

The following terms have the following definitions in the Indenture:

"Indebtedness" means any obligation (whether present or future, actual or contingent) for the payment or repayment of money which has been borrowed;

"Lien" means mortgage, charge, pledge, lien or other form of encumbrance or security interest;

"Permitted Indebtedness" means:

(1) Indebtedness evidenced by New Notes;

(2) Indebtedness outstanding from time to time under

(a) a credit facility or facilities, or

(b) an issue or issues of commercial paper or other short-term securities with a maturity of less than 365 days;

in an aggregate principal amount not exceeding US$15,000,000 or its equivalent (as reasonably determined by the Company);

(3) Indebtedness incurred by any joint venture in which the Company has an interest and which Indebtedness is fully non-recourse to the Company;

(4) Indebtedness secured by any asset acquired by the Company and existing on the date of such acquisition; and

(5) Indebtedness incurred or assumed solely for the purpose of financing all or any part of the cost of acquiring an asset and secured solely by such asset.

"Permitted Lien" means:

(1) any Lien created on any asset securing Indebtedness incurred or assumed solely for the purpose of financing all or any part of the cost of acquiring such asset, which Lien attaches to such asset concurrently with or within 90 days after the acquisition thereof;

(2) any Lien created on any assets securing Indebtedness incurred in relation to the construction, improvement or development, in whole or in part, of (a) assets used in generation and/or transmission and/or distribution and/or sale of electrical energy and (b) electricity generating plants and/or electricity distribution facilities and/or electricity transmission facilities, where in any case such Lien is in respect of such assets or electricity generating plant, electricity distribution facility or electricity transmission facility, as the case may be, being constructed, improved or developed;

(3) any Lien on any asset existing at the date of acquisition of such asset and not created in contemplation of such acquisition;

(4) any Lien securing an extension, renewal or refinancing of Indebtedness secured in accordance with any of paragraphs (1) to (4) above, *provided* that (a) the Lien is created with respect to the asset which secured the Indebtedness being so extended, renewed or refinanced and (b) the principal amount of Indebtedness secured by the Lien prior to such extension, renewal or refinancing is not increased;

(5) any Lien by arising by operation of law; and

(6) any Lien arising in the ordinary course of business of the Company.

"Property" means any asset, revenue or other property, whether tangible or intangible, real or personal, including without limitation any right to receive income.

Transfer of Interests in Global Security

Transfers of interests in the Global Security within DTC, will be in accordance with the respective usual rules and operating procedures of such system. The law of some states in the United States require that certain persons take physical delivery in definitive form of securities. Consequently, the ability to transfer interests in a Global Security to such persons may be limited. Because DTC can only act on behalf of participants, who in turn act on behalf of indirect participants, the ability of a person having an interest in the Global Security to pledge such interest to persons or entities that do not participate in the DTC system, or otherwise take actions in respect of such interest, may be affected by the lack of a physical certificate in respect of such interest.

DTC has advised the Company that it will take any action permitted to be taken by a New Noteholder (including, without limitation, the presentation of the Global Security for exchange as described above) only at the direction of one or more participants in whose account with DTC an interest in the Global Security is credited and only in respect of such portion of the aggregate principal amount of the Global Security as to which such participant or participants has or have given such direction. However, in the circumstances described above, DTC will surrender the Global Security for exchange for individual Certificated New Notes.

DTC has advised the Company as follows: DTC is a limited purpose trust company organized under the laws of the State of New York, a member of the United States Federal Reserve System, a "clearing corporation" within the meaning of the United States Uniform Commercial Code and a "clearing agency" registered pursuant to the provisions of Section 17A of the Exchange Act. DTC was created to hold securities for its participants and facilitate the clearance and settlement of securities transactions between participants through electronic book-entry changes in accounts of its participants, thereby eliminating the need for physical movement of certificates. Participants include securities brokers and dealers, banks, trust companies and clearing corporations and may include certain other organizations. Indirect access to DTC is available to others, such as banks, brokers, dealers and trust companies, that clear through or maintain a custodial relationship with a DTC participant, either directly or indirectly.

Although DTC has agreed to the foregoing procedures in order to facilitate transfers of beneficial interests in the Global Security among participants and accountholders of DTC, it is under no obligation to perform or continue to perform such procedures, and such procedures may be discontinued at any time. None of the Company, the Trustee or any Agent will have any responsibility for the performance by DTC or its direct or indirect participants or accountholders of their respective obligations under the rules and procedures governing their operations.

While the Global Security is lodged with DTC or its custodian, individual Certificated New Notes will not be eligible for clearing or settlement through DTC.

Individual Certificated New Notes

Registration of New Notes in a name other than depositary or its nominee for DTC will not be permitted except under circumstances described in "—Certificated New Notes; Transfer and Exchange." In such circumstances, the Company will cause sufficient individual Certificated New Notes to be executed and delivered to the Registrar for completion, authentication and dispatch to the relevant New Noteholders. A person having an interest in the Global Security must provide the Registrar, the Co-Registrar or the Luxembourg Co-Registrar with a written order containing instructions and such other information as the Company and the Registrar, the Co-Registrar or the Luxembourg Co-Registrar may require to complete, execute and deliver such individual Certificated New Notes.

TAXATION

Prospective purchasers of the New Notes offered hereby are advised to consult their own tax advisers as to the consequences under the tax laws of the country of which they are resident in connection with purchases of the New Notes, including without limitation, the consequences of the receipt of interest and the sale or redemption of the New Notes.

Argentina

The following summary is based upon the tax laws of Argentina as in effect on the date of this Consent Solicitation and Information Memorandum and is subject to any change in Argentine law that may come into effect after such date.

Except as described below, interest payments on New Notes shall be exempt from Argentina income tax, provided New Notes are issued in accordance with the Negotiable Obligations Law, and qualify for tax exempt treatment under Section 36 of such Law. Under this section, interest on New Notes shall be exempt if the following conditions (the "Article 36 Conditions") are satisfied:

(1) New Notes must be placed through a public offering authorized by the CNV;

(2) the proceeds of the Offering must be used by the Company for (a) investments in physical assets located in Argentina, (b) working capital in Argentina, (c) refinancing of liabilities, and (d) capital contributions to controlled or affiliated companies, the proceeds of which are applied exclusively for such purposes; and

(3) the Company must provide evidence to the CNV, in the time and manner prescribed by regulations, as to the use of the proceeds of the Offering for any of the purposes described in paragraph (2) above.

New Notes will be issued in compliance with all of the Article 36 Conditions.

If the Company does not comply with the Article 36 Conditions, Article 38 of the Negotiable Obligations Law provides that the Company will be responsible for the payment of any withholding taxes on interest received by the New Noteholders. In such cases, the Company will be liable for the payment of such withholding tax so that New Noteholders would receive the amount of interest provided in New Notes as though no such withholding tax had been required.

Presidential Decree No. 1,076 of June 30, 1992, ratified by Law No. 24,307 of December 30, 1993 (the "Decree"), eliminated the exemption described above with respect to those taxpayers subject to the tax adjustment for inflation rules of the Argentine income tax law (in general, entities organized or incorporated under Argentine law, local branches of foreign entities, sole proprietorships and individuals carrying on certain commercial activities in Argentina). As a result of the Decree, interest paid to New Noteholders that are subject to the tax adjustments for inflation rules is subject to withholding as prescribed by Argentine tax regulations.

All payments in respect of New Notes, including without limitation payments of principal and interest, will be made by the Company without withholding or deduction for or on account of any present or future taxes (whether in respect of personal property or otherwise), duties, levies or other governmental charges of whatever nature in effect on the date of the Indenture or imposed or established in the future by or on behalf of Argentina or any authority in Argentina.

Resident and non-resident individuals and foreign entities not having a permanent establishment in Argentina are not subject to taxation on capital gains derived from the sale or other disposition of New Notes if the Article 36 Conditions are satisfied. As a result of the Decree, those taxpayers subject to the tax adjustment for inflation rules of Argentine income tax law are subject to taxes on capital gains on the sale or other disposition of New Notes as prescribed by Argentine tax regulations.

All transactions and financial operations related to the issuance, placement, purchase, transfer, payment of principal of, interest on or redemption price for New Notes are exempt from the imposition of a value added tax if the Article 36 Conditions are satisfied. No Argentine stamp tax shall be payable by holders of New Notes under Section 35 of the Negotiable Obligations Law. No Argentine transfer taxes are applicable on the sale or transfer of New Notes.

Personal Assets Tax

Certain amendments introduced by Law No. 24,468, dated March 23, 1995 ("Law No. 24,468"), have eliminated the previously existing exemption with respect to the tax on personal assets (the "Personal Assets Tax") for negotiable obligations publicly offered in Argentina, such as New Notes. In accordance with such amendments, beginning with the 1995 fiscal year, individuals domiciled, and undivided estates located, in Argentina or abroad must include securities, such as New Notes, acquired by them since March 24, 1995 in the composition of their assets in order to determine their tax liability for the Personal Assets Tax. The rate of this tax is applied per year, based on the year-end value of the property, with a non-taxable amount of Ps 102,300 in respect of individuals and undivided estates located in Argentina. For these taxpayers, the tax rate is 0.5% if the tax ranges between Ps 102,300 and Ps 200,000 or 0.75% if it ranges between Ps 102,300 and ranges more than Ps 200,000. For non-resident taxpayers, the tax rate is 0.75%. Although New Notes directly held by individuals domiciled, and undivided estates located, outside of Argentina would technically be subject to the Personal Assets Tax, Law 24,468 foresees no method or procedure for the collection of such tax in respect of securities, including New Notes, that are directly held by such individuals and undivided estates.

In addition, Law 24,468 establishes a legal presumption, which does not allow proof of any kind to the contrary, that certain assets directly owned (*titularidad directa*) by a foreign legal entity that is located in a country which does not require shares or private securities to be held in registered form are deemed to be owned by individuals domiciled, or undivided estates located, in Argentina and, therefore, subject to the Personal Assets Tax. In such cases, the law imposes the obligation to pay the Personal Assets Tax at an increased rate of 1.5% on any individual or legal entity domiciled or located in Argentina who is related to the securities by means of, *inter alia*, co-ownership, deposit, custody or administration (the "Substitute Obligor"). Law No. 24,468 also authorizes the Substitute Obligor to seek recovery of the amount so paid, without limitation, by way of withholding or by foreclosing on the assets that gave rise to such payment.

The above legal presumption shall not apply to the following foreign legal entities that directly own securities: (1) insurance companies, (2) open-ended investment funds, (3) pension funds and (4) banks or financial entities whose head-office is located in a country whose central bank or equivalent authority had adopted the international standards of supervision established by the Basle Committee.

Decree No. 127/96, dated February 16, 1996, appoints an issuer of securities, such as New Notes, as Substitute Obligor for the holders of such securities. However, this decree has limited the extent of the presumption described above, stating that it will only apply to legal entities or permanent establishments domiciled or located outside Argentina which, by virtue of their legal nature or their articles of incorporation or by-laws, develop as their principal activity investment outside the country of their incorporation or location and/or which may not perform in such country operations or investments pursuant to the legal framework, articles of incorporation or bylaws to which they are subject (the "Offshore Taxable Entities"). In addition, Resolution No. 4,172 of the Argentine Tax Authority *(Dirección General Impositiva)* ("DGI"), dated June 6, 1996, has established that the legal presumption discussed above will only apply if the stock of the foreign entity owning the securities, such as New Notes, is represented by shares or other securities that are not considered registered by the applicable law in the country of its incorporation.

Pursuant to Decree No. 12/96, issuers of private securities subject to the Personal Assets Tax, such as New Notes, must, so that the presumption should not apply, require the foreign legal entities holding such securities to provide evidence to such issuer that the direct holders of such securities are not Offshore Taxable Entities subject to the legal presumption. In accordance with such decree, Resolution No. 4,172 has established the

requirements of such evidence, namely: (1) in respect of direct holders that are not Offshore Taxable Entities, copy of its articles of incorporation or by-laws, duly certified by the Argentine consular authority represented in the country of incorporation: and (2) in respect of direct holders that qualify as Offshore Taxable Entities, a certificate issued by the competent authority of the country of incorporation stating that its stock is represented by shares or other securities that are considered registered by the applicable law in that country.

If such evidence is not provided within the time frame, in the form and in compliance with the conditions set forth by the DGI with respect to all or any portion of given issue of securities, the issuer thereof would be responsible for the payment of the Personal Assets Tax in respect of such securities as to which such evidence was not satisfactorily obtained. Accordingly, a foreign legal entity that does not fall under an exemption to the legal presumption described above will be subject to the Personal Assets Tax, and DGI could pursue payment of such tax, to the extent there is a Substitute Obligor, in respect of such securities.

Notwithstanding the above, Decree No. 812/96, dated July 24, 1996, establishes that the legal presumption discussed above shall not apply to shares and debt-related private securities, such as New Notes, whose public offering has been authorized by the CNV and which are tradeable on stock exchanges located in Argentina or abroad. According to Resolution No. 4,203 of the DGI, dated August 1, 1996, the issuer shall keep in its records due CNV certification of the resolution authorizing the public offering of the shares or debt-related private securities and setting forth the time limit such authorization will be in effect. The lack of such certification shall allow the application of the legal presumption.

In the event that it becomes necessary to institute enforcement proceedings in relation to the New Notes in Argentina, a court tax (currently at a rate of 3.0%) will be imposed on the amount of any claim brought before the Argentine courts sitting in the city of Buenos Aires. A court tax (currently at a rate of 4%) will be imposed on the amount of any claim brought before the Argentine courts sitting in the city of Salta, Province of Salta.

Prospective purchasers of New Notes are advised to consult their own tax advisers as to the consequences under the tax laws of the country of which they are residents of a purchase of New Notes, including, without limitation, the consequences of the receipt of interest and the sale, redemption or any disposition of New Notes.

United States

The following discussion summarizes the material United States federal income tax consequences to United States Holders (as defined herein) of the Plan and of the acquisition, ownership and disposition of the New Notes. This discussion does not purport to describe all of the tax considerations that may be relevant to a holder of Old Notes. As used herein, a "United States Holder" means a holder that is an individual citizen or resident of the United States or a corporation created or organized in or under the laws of the United States or any political subdivision thereof. The following summary deals only with Old Notes that are, and New Notes that will be, held as capital assets by United States Holders, and does not deal with persons that are subject to special tax rules, such as dealers or traders in securities or currencies; financial institutions or other United States Holders that treat income in respect of the notes as financial services income; insurance companies; tax-exempt entities; persons holding the notes as a part of a straddle, conversion transaction or other arrangement involving more than one position; persons that own (or are deemed for United States tax purposes to own) 5% or more of either the total combined voting power or the total value of all classes of stock of the Company and persons that have a principal place of business or "tax home" outside the United States or persons whose "functional currency" is not the Dollar.

The discussion below is based upon the provisions of the United States Internal Revenue Code of 1986, as amended (the "Code"), and regulations, rulings and judicial decisions thereunder as of the date hereof; any such authority may be repealed, revoked or modified, perhaps with retroactive effect, so as to result in United States federal income tax consequences different from those discussed below.

HOLDERS OF NOTES ARE ADVISED TO CONSULT THEIR OWN TAX ADVISORS AS TO THE UNITED STATES, ARGENTINE OR OTHER TAX CONSEQUENCES OF THE PLAN AND OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF NEW NOTES, INCLUDING THE EFFECT OF ANY STATE OR LOCAL TAX LAWS.

Exchange of New Notes for Old Notes

The Exchange

It is uncertain whether an exchange of New Notes for Old Notes pursuant to the Plan should be treated as a taxable exchange or as a reorganization and recapitalization (within the meaning of Section 368(a)(1)(E) of the Code). An exchange of Old Notes for New Notes will be treated as a recapitalization only if both Old Notes and New Notes are treated as "securities" for purposes of the reorganization provisions of the Code. The term "securities" is not defined in the Code or in the regulations promulgated thereunder. Under applicable administrative pronouncements and judicial decisions, as a general proposition, the original term of a debt instrument is the most important factor in determining whether the debt instrument is a security (debt instruments with an original term of at least ten years usually being considered securities and debt instruments with a term of five years or less usually not being considered securities). However, (1) the term of a debt instrument is not necessarily determinative, and other factors such as the degree of participation and continuing interest associated with the debt instrument may be relevant, (2) even under this simplified original-term test, the status of debt instruments with an original term of between five and ten years is not clear, and (3) in any event, the applicable judicial decisions are not entirely consistent. Because Old Notes have a maturity of five years, they may not be treated as securities, in which case the exchange will be treated as a taxable transaction, rather than as a recapitalization. United States Holders are encouraged to consult their own tax advisors as to whether an exchange of New Notes for Old Notes will be treated as a recapitalization.

The exchange should have the following United States federal income tax consequences:

(1) An exchanging United States Holder of Old Notes should realize gain or loss in an amount equal to the difference between (a) the amount of cash and the issue price of New Notes received and (b) the adjusted tax basis of Old Notes in the hands of the United States Holder. The amount of gain or loss realized (as opposed to the amount of gain or loss recognized) does not depend on whether the exchange is treated as a taxable exchange or as a recapitalization.

(2) The issue price of New Notes will depend upon whether New Notes or Old Notes are "traded on an established market" at any time within the 60-day period ending 30 days after the issue date of New Notes. For this purpose, a debt instrument is considered to be traded on an established market, if (a) the debt instrument is listed on a national securities exchange, an interdealer quotation system sponsored by a national securities association or a designated foreign exchange or board of trade, (b) the debt instrument is traded either on a board of trade designated as a contract market by the United States Commodities Futures Trading Commission or on an interbank market, (c) the debt instrument appears on a "quotation medium" (which is a system of general circulation that provides a reasonable basis to determine fair market value by disseminating either recent price quotations of one or more identified brokers, dealers or traders or actual prices of recent sales transactions) or (d) price quotations for the debt instrument otherwise are readily available from dealers, brokers or traders. Old Notes have been suspended from trading on both the Buenos Aires Stock Exchange and the Open Electronic Market and therefore, assuming that such suspension remains in effect, will not be treated as traded on an established market. Assuming that, as is anticipated, New Notes will be listed on either such exchange, the Company believes that New Notes will be considered to be traded on an established market.

(3) If New Notes are traded on an established market, then the issue price of New Notes will be their fair market value on the issue date. If neither New Notes nor Old Notes are traded on an established market, then the issue price of New Notes will be equal to the present value of all payments due under New Notes determined by using a discount rate equal to the long-term Federal rate as of the date of the exchange.

(4) If the exchange made by an exchanging United States Holder is treated as a taxable exchange, then gain, if any, realized by the United States Holder will be recognized. Loss, if any, realized by the exchanging United States Holder will be recognized only to the extent permitted under the wash sale rules of Section 1091 of the Code. United States Holders are advised to consult their own tax advisors as to the potential application of the wash sale rules.

(5) If the exchange made by an exchanging United States Holder is treated as a recapitalization, then gain, if any, realized by the United States Holder will be recognized, but only to the extent of the amount of cash received. Loss, if any, realized by the exchanging United States Holder will not be recognized.

(6) Except as discussed below, gain or loss recognized by an exchanging United States Holder of Old Notes will be treated as capital gain or loss. Gain recognized by an exchanging United States Holder will be treated as ordinary income, to the extent of any market discount on Old Notes that has accrued during the period that the exchanging United States Holder held Old Notes and that has not previously been included in income by the United States Holder. An Old Note generally will be considered to have been acquired with market discount if the issue price of the Old Note at the time of acquisition exceeded the initial tax basis of the Old Note in the hands of the United States Holder by more than a specified *de minimis* amount. Market discount accrues on ratable basis, unless the United States Holder elects to accrue the market discount using a constant-yield method. If the exchange made by an exchanging United States Holder is treated as a recapitalization, then any accrued market discount on Old Notes that is not recognized on the exchange will be transferred to New Notes received.

(7) If the exchange made by an exchanging United States Holder is treated as a taxable exchange, then the tax basis of New Notes received in the hands of the United States Holder will be equal to their issue price. The holding period of New Notes will not include the holding period of Old Notes surrendered in the exchange.

(8) If the exchange made by an exchanging United States Holder is treated as a recapitalization, then the tax basis of the New Notes received in the hands of the United States Holder will be equal to the adjusted tax basis of the Old Notes transferred in the exchange, increased by any gain recognized on the exchange and decreased by the amount of cash received. The holding period of the New Notes will include the holding period of the Old Notes surrendered in the exchange.

Tax Treatment of New Notes

Stated Interest

Interest on a New Note, other than interest that is not "qualified stated interest," will be taxable to a United States Holder as ordinary interest income at the time that such interest is received or is accrued, in accordance with the United States Holder's method of accounting for federal income tax purposes. In general, qualified stated interest is stated interest that is unconditionally payable at least annually at a single fixed rate during the entire term of a debt obligation. Interest on New Notes will be payable semi-annually at an annual rate of 2.0% in the first year and at increasingly higher rates in subsequent years; accordingly, only the portion of each interest payment that represents the accrual of interest at a 2.0% rate will be treated as qualified stated interest.

Original Issue Discount

General. New Notes will be issued with original issue discount ("OID"). The amount of OID on a New Note will be equal to the excess of (1) the stated redemption price at maturity of the New Note over (2) the issue price of the New Note (determined in the manner described above). The stated redemption price at maturity of a New Note is the sum of all payments on the New Note other than payments of qualified stated interest.

Subject to the discussion below under "Acquisition Premium," a United States Holder of a New Note must include OID in income, as ordinary interest income, as it accrues, on a constant-yield basis, before the receipt of cash attributable to such income, and will be required to include in income increasingly greater amounts of OID

over the life of the New Note. The amount of OID includible in income by a United States Holder of a New Note is the sum of the daily portions of OID with respect to the New Note for each day during the taxable year or portion of the taxable year on which the United States Holder holds the New Note ("accrued OID"). The daily portion is determined by allocating to each day in any "accrual period" a *pro rata* portion of the OID allocable to that accrual period. Accrual periods with respect to a New Note may be of any length selected by the United States Holder and may vary in length over the term of the New Note, as long as (1) no accrual period is longer than one year and (2) each scheduled payment of interest or principal on the New Note occurs on either the final or first day of an accrual period. The amount of OID allocable to an accrual period is equal to the excess of (a) the product of the adjusted issue price of the New Note at the beginning of the accrual period and the yield to maturity of the New Note (determined on the basis of compounding at the close of each accrual period and properly adjusted for the length of the accrual period) over (b) the sum of the payments of qualified stated interest on the New Note that are allocable to the accrual period. The "adjusted issue price" of a New Note at the beginning of any accrual period is the issue price of the New Note, increased by the amount of accrued OID for all prior accrual periods and decreased by the amount of any payments previously made on such New Note other than payments of qualified stated interest.

In general, the effect of the OID provisions described above is that United States Holders will realize interest income on New Notes on a constant-yield basis over the term of New Notes; United States Holders generally will not realize additional income on the receipt of payments (other than payments of qualified stated interest) on New Notes, even if those payments are denominated as interest.

Acquisition Premium. A United States Holder that acquires a New Note for an amount less than or equal to the sum of all amounts payable on such New Note after the acquisition date (other than payments of qualified stated interest) but in excess of its adjusted issue price (any such excess being "acquisition premium") and that does not make the election described below under "Election To Treat All Interest As Original Issue Discount," is permitted to reduce the daily portions of OID includible in its income by a fraction, the numerator of which is the excess of the United States Holder's adjusted tax basis in the New Note immediately after its acquisition over the adjusted issue price of such New Note, and the denominator of which is the excess of the sum of all amounts payable on such New Note after the acquisition date (other than payments of qualified stated interest) over the adjusted issue price of such New Note. The ability to reduce OID inclusions to reflect acquisition premium in the manner described above is specifically available to a United States Holder (1) that acquires New Notes pursuant to the Plan in a transaction treated as a recapitalization, and (2) that realizes a loss on the exchange that it is not permitted to recognize under the recapitalization rules (with the consequence that its initial tax basis in the New Notes exceeds the adjusted issue price of those Notes).

Election To Treat All Interest as Original Issue Discount. A United States Holder may elect to include in gross income all interest that accrues on a New Note using the constant-yield method described above under the heading "Original Issue Discount—General," with the modifications described below. For purposes of this election, interest includes stated interest, OID, market discount and *de minimis* market discount, as adjusted by any acquisition premium.

In applying the constant-yield method to a New Note with respect to which this election has been made, the issue price of the New Note will equal the electing United States Holder's adjusted basis in such New Note immediately after its acquisition, the issue date of such New Note will be the date of its acquisition by the electing United States Holder and no payments on the New Note will be treated as payments of qualified stated interest. This election generally will apply only to the New Note with respect to which it is made and may not be revoked without the consent of the United States Internal Revenue Service ("IRS").

If the election to apply the constant-yield method to all interest on a New Note is made with respect to a market discount Note (as defined below), then the electing United States Holder will be treated as having made the election discussed below under "Market Discount" to include market discount in income currently over the life of all debt instruments held or thereafter acquired by such United States Holder.

Market Discount

A New Note will be considered to be acquired with market discount (a "market discount Note") if the adjusted issue price of the New Note at the time of acquisition exceeds the initial tax basis of the New Note in the hands of the United States Holder by more than a specified *de minimis* amount. If such excess is not sufficient to cause such New Note to be a market discount Note, then such excess constitutes "*de minimis* market discount." In addition, as discussed above under "Exchange of New Notes for Old Notes—The Exchange," if a United States Holder acquires New Notes pursuant to the Plan in an exchange treated as a recapitalization, then accrued market discount on an Old Note that is not taken into account in connection with the exchange will carry over to the New Note received in exchange therefor.

Any gain recognized on the receipt of payments on or disposition of a market discount Note will be treated as ordinary income to the extent that such gain does not exceed the accrued market discount on such New Note. Alternatively, a United States Holder of a market discount Note may elect to include market discount in income currently over the life of such New Note. Such an election shall apply to all debt instruments with market discount acquired by the electing United States Holder on or after the first day of the first taxable year to which the election applies. This election may not be revoked without the consent of the IRS. A United States Holder that makes the election described under "Original Issue Discount—Election To Treat All Interest as Original Issue Discount" will be deemed to have elected to include market discount in income currently.

Market discount on a market discount note will accrue on a ratable basis unless the United States Holder elects to accrue such market discount using a constant-yield method. Such an election shall apply only to the New Note with respect to which it is made and may not be revoked without the consent of the IRS. A United States Holder of a market discount note that does not elect (and is not deemed to have elected) to include market discount in income currently generally will be required to defer deductions for net direct interest expense with respect to such New Note (defined, for each taxable year, as the excess of interest expense allocable to the New Note over interest (including OID) includible in income in respect of such New Note) in an amount not exceeding the accrued market discount on such New Note until the maturity or disposition of such New Note.

Purchase, Sale and Retirement of New Notes

A United States Holder's initial tax basis in a New Note (determined in the manner described above under "Exchange of New Notes for Old Notes—The Exchange") will be increased by the amount of any OID or market discount included in the United States Holder's income with respect to such New Note and reduced by the amount of any payments on such New Note other than payments of qualified stated interest. A United States Holder generally will recognize gain or loss on the sale or retirement of a New Note in an amount equal to the difference between the amount realized on the sale or retirement (other than amounts attributable to accrued but unpaid interest, which will be taxable as such) and the tax basis of the New Note. Except to the extent described above under "Market Discount," gain or loss recognized on the sale or retirement of a New Note will be capital gain or loss.

Foreign Tax Credit

For United States foreign tax credit purposes, interest and OID on a New Note generally will be treated as foreign-source income and as passive income, subject to the separate foreign tax credit limitation (basket) for passive income. However, if such interest or OID becomes subject to Argentine withholding tax at a rate of five percent or more, then such interest or OID instead will be segregated in the separate foreign tax credit basket for so-called high withholding tax interest.

Gain or loss recognized by a United States Holder on the sale or exchange of a New Note generally will be treated as United States-source gain or loss.

TRANSFER RESTRICTIONS

The New Notes may be subject to restrictions on transfer in certain jurisdictions, including, but not limited to, the United States. Because of such restrictions, purchasers of New Notes are advised to consult legal counsel prior to making any offer, resale, pledge or transfer of any New Notes.

Upon receipt of the New Notes, holders of New Notes issued in exchange for Old Notes which were issued pursuant to Rule 144A, and who are not affiliates of the Company (as defined in Rule 144), will be permitted under the Securities Act to freely transfer their New Notes to third parties under Rule 144(k) because the two-year holding period under Rule 144(k) will be met. Under Section 3(a)(9) of the Securities Act, these holders will be able to tack onto the holding period of such Old Notes, which were issued by the Company more than two years before the issuance of the New Notes.

In addition, upon receipt of New Notes, holders of New Notes issued in exchange for Old Notes which were issued pursuant to Regulation S, and who are not affiliates of the Company (as defined in Rule 144), will be permitted under the Securities Act to freely transfer their New Notes to third parties pursuant to Section 4(1) of the Securities Act because the requirements of Regulation S were complied with at the time of the issuance of such Old Notes. Under Section 3(a)(9) of the Securities Act, these holders will be able to rely upon the satisfaction of the requirements of Regulation S at the time such Old Notes were issued, which was more than one year before the issuance of New Notes.

LEGAL MATTERS

The Company has received legal advice from Morgan, Lewis & Bockius LLP, New York, New York, with respect to matters of United States and New York law; from Estudio O'Farrell, Buenos Aires, Argentina with respect to matters of Argentine corporate law; and Alvarez & Cornejo Costas, Estudio de Abogados, City of Salta, Province of Salta, Argentina with respect to matters relating to the court-supervised reorganization.

INDEPENDENT AUDITORS

The auditor of the financial statements and schedules of the Company is Deloitte & Co. S.R.L. (a firm of independent public accountants who are the Argentine correspondents for Deloitte Touche Tohmatsu International), which, to the extent and for the periods indicated, has audited or reviewed the financial statements of the Company included in this Consent Solicitation and Information Memorandum.

LISTING AND GENERAL INFORMATION

Application has been made to list New Notes on the Luxembourg Stock Exchange. Prior to the listing, a legal notice relating to the issue of the Notes and By-Laws of the Company will be deposited with the Chief Registrar of the District Court of Luxembourg (*Greffier en Chef du Tribunal d'Arrondissement de et à Luxembourg*), where copies thereof may be obtained, free of charge, upon request. Application has also been made to list New Notes on the Buenos Aires Stock Exchange and the Open Electronic Market. New Notes have been made eligible for trading in PORTAL.

Copies of the By-Laws of the Company and the New Indenture will be available for inspection during the term of New Notes in the City of Luxembourg at the office of Kredietbank S.A. Luxembourgeoise, the listing agent for New Notes on the Luxembourg Stock Exchange (the "Luxembourg Listing Agent"). In addition, copies of the most recent annual audited financial statements and unaudited quarterly financial statements of the Company may be obtained in English, free of charge, at the office of the Luxembourg Listing Agent during the term of New Notes.

The Company is not involved in any litigation or arbitration proceedings relating to claims or amounts which are material to the Company or which involve the issuance of New Notes, nor, so far as it is aware, is any such litigation or arbitration pending or threatened with the exception of an action currently pending before the Federal Court of First Instance No. 1, of the City of Salta, Province of Salta, in which a petition has been made requesting the court to declare the presumptive minimum income tax unconstitutional. The court has granted injunctive relief to the Company suspending the accrual, collection and payment of the tax from 1999 and until a final decision is rendered by the court.

CENTRAL TERMICA GÜEMES S.A.

INDEX TO FINANCIAL STATEMENTS

AUDITORS' REPORT

To the President and Directors of
Central Térmica Güemes S.A.

1. We have audited the accompanying balance sheets of Central Térmica Güemes S.A. as of December 31, 1999 and 1998, and the related statements of income, changes in shareholders' equity and changes in cash and notes 1 to 10 and supplemental schedules I to V thereto for the years then ended. The abovementioned financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our review, performed with the scope mentioned in 2 below.

2. We conducted our audit in accordance with auditing standards generally accepted in Argentina. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statements presentation.

3. As mentioned in note 1, and as a consequence of a series of events, the Board of Directors of Central Térmica Güemes S.A. decided on March 29, 1999, to commence a restructuring process of Company's financial debts, and on May 14, 1999, to postpone interest payments of the Corporate Notes maturing on May 26, 1999.

On October 29, 1999, the Board of Directors of the Company decided to reject the last proposal of financial restructuring submitted by the Notes Holders Committee as it included very heavy commitments and obligations for the Company and its shareholders; it required a much too high cash payment leaving a reduced cash to meet current obligations; an excessive decrease in the percentage held by each of the partners in the capital stock of the Company and did not guarantee the final acceptance of the proposal by a sufficient number of holders, as the Committee represented a reduced group of institutional investors, taking also into account that a great majority of these holders are dispersed and that their interest might not be represented in the proposal submitted by the Committee. On the other hand, the reduction contemplated in the proposal continued to leave the Company with a high debt ratio.

Consequently, the Board of Directors of the Company resolved on November 2, 1999, to file a petition for "a scheme of arrangement prior to the adjudication in bankruptcy" (a process separate from that of bankruptcy aimed at the satisfaction of creditors and at the avoidance of the adjudication in bankruptcy). This decision was later ratified by the Special Meeting of Shareholders held on November 30, 1999. Said petition was filed with the corresponding authorities on November 3, 1999, suspending the accrual and recording of interest as from that date, in accordance with the Bankruptcy Law No. 24,522. The "scheme of arrangement" is being brought to the knowledge of the public and is at the proof of claims stage, as contemplated by the Bankruptcy Law No. 24,522.

Actually, the Company continues to carry out its electric power production and marketing activities and the Board of Directors is committed to the preparation of a proposal to be submitted to the Company's creditors whose claims are allowed, that allows the payment of Company's debts and guarantees the continuity of the Company as a going concern.

The probable adjustments that may result from the "scheme of arrangement" cannot be objectively determined as of the date of the issuance of these financial statements. Therefore, the Board of Directors of the Company has decided to the maintain the valuation and exposure criteria that imply the continuance of the business. If this were not the case, significant adjustments could be necessary in relation to the valuation and exposure of the recoverable values of assets, as well as the acceptance of the obligations that would result from the hypothetical discontinuance of the business.

4. In our opinion, subject to the probable adjustments that could arise from the abovementioned situation described in section 3, the financial statements mentioned in the first paragraph present fairly, in all material respects, the financial position of Central Térmica Güemes S.A. as of December 31, 1999 and 1998, and the results of its operations, changes in shareholders' equity and changes in cash corresponding to the years then ended, in conformity with accounting principles generally accepted in Argentina.

5. Special information required by current regulations (for the year ended December 31, 1999)

a) The financial statements referred to in the first paragraph have been prepared in accordance with the provisions of Law No. 19.550 and those of General Resolution No. 290 of the National Securities Commission.

b) The amounts of the financial statements agree with the accounting records of the Company which have been transcribed to the certified books.

c) As part of our audit, the scope of which is mentioned in section 2 above, we have examined the informative summary prepared by the Board of Directors as required by the National Securities Commission, about which we have no observations to raise as to matters within our jurisdiction.

d) In accordance with the accounting records, liabilities accrued as of December 31, 1999 in favor of the Retirement and Pension Plan System amount to US$123,672.51, of which US$15,483.69 is due as of that date.

6. The financial statements referred to above, are presented on the basis of accounting principles generally accepted in Argentina and have been translated into English for the convenience of foreign readers. The effects of the differences between Argentine generally accepted accounting principles and the accounting principles generally accepted in the countries in which the accompanying financial statements are to be used have not been quantified. Accordingly, they are not intended to present the financial position of the Company nor the results of its operations, the changes in shareholders' equity or in cash and cash equivalents in accordance with accounting principles generally accepted in the countries of the users of the financial statements, other than Argentina.

These financial statements have been prepared by the management of Central Térmica Güemes S.A. in order to fulfill the requirements set forth by the National Securities Commission for foreign investors.

Salta, March 3, 2000
DELOITTE & Co. S.R.L.

CENTRAL TERMICA GÜEMES S.A.

Ruta 34, km. 1135—General Güemes—Pcia. de Salta

Company's main activity:	Operation of electric-power plants
Registration Number in Companies' Inspection Bureau:	1562323
Filing dates of Company's by-laws and amendments thereto in the Companies' Inspection Bureau:	September 18, 1992, and August 4, 1999
Expiry date of the by-laws:	February 28, 2092
Date of last amendment to the by-laws:	May 14, 1999
Parent company:	Powerco S.A. Av. de Mayo 651, 3rd Floor— Buenos Aires
Percentage held in capital stock and votes:	60%

FISCAL YEAR No. 8
COMMENCED JANUARY 1, 1999

FINANCIAL STATEMENTS AS OF DECEMBER 31, 1999 AND 1998

CAPITAL STOCK
(note 5)

	1999 and 1998
	Subscribed and paid in
	(stated in pesos)
Ordinary shares Class A, N/V $1, 1 vote each	37,743,600
Ordinary shares Class B, N/V $1, 1 vote each	18,871,800
Ordinary shares Class C, N/V $1, 1 vote each	6,290,600
Total	62,906,000

CENTRAL TERMICA GÜEMES S.A.

Registration Number in the Companies' Inspection Bureau: 1562323
BALANCE SHEETS AS OF DECEMBER 31, 1999 AND 1998

	1999	1998
	(stated in pesos)	
Assets		
Current Assets		
Cash and banks	786,856	593,691
Investments (note 4.1)	8,917,387	5,831,561
Accounts receivable (note 4.2)	9,038,509	10,870,786
Other receivables (note 4.3)	1,458,397	1,085,088
Supplies and materials	1,891,429	1,468,241
Total Current Assets	22,092,578	19,849,367
Non-Current Assets		
Property, plant and equipment (schedule I)	97,248,406	101,815,995
Intangible assets (schedule II)	1,520,143	2,390,679
Total Non-Current Assets	98,768,549	104,206,674
Total Assets	120,861,127	124,056,041
Liabilities		
Current Liabilities		
Accounts payable	2,145,086	3,883,693
Loans (note 8)	6,740,034	680,044
Payroll and social security charges	210,304	110,983
Taxes	3,351,011	2,223,031
Other liabilities	24,333	9,000
Provisions (schedule III)	2,136,252	
Total Current Liabilities	14,607,020	6,906,751
Non-Current Liabilities		
Loans (note 8)	60,000,000	60,000,000
Provisions (schedule III)	305,792	383,562
Total Non-Current Liabilities	60,305,792	60,383,562
Total Liabilities	74,912,812	67,290,313
Shareholders' Equity		
(as per the corresponding statements)	45,948,315	56,765,728
Total	120,861,127	124,056,041

The attached notes 1 to 11 and supplemental schedules I to V are an integral part of these statements.

CENTRAL TERMICA GÜEMES S.A.

Registration Number in the Companies' Inspection Bureau: 1562323
STATEMENTS OF INCOME FOR THE YEARS ENDED DECEMBER 31, 1999 AND 1998

	1999	1998
	(stated in pesos)	
Net sales (note 4.5)	36.467.693	35.440.134
Cost of sales (schedule V)	(35.157.889)	(31.404.851)
Gross profit	1.309.804	4.035.283
Selling expenses (schedule V)	(875.432)	(574.113)
Administrative expenses (schedule V)	(2.509.905)	(1.993.912)
Other income and expense	(941.082)	(1.356.335)
Financial results		
Generated by assets (note 4.6a)	1.008.326	708.359
Generated by liabilities (note 4.6b and schedule V)	(7.090.480)	(7.545.010)
Ordinary Loss	(9.098.769)	(6.725.728)
Extraordinary loss (note 6)	(1.718.644)	
Net Loss For The Year	(10.817.413)	(6.725.728)

The attached notes 1 to 11 and supplemental schedules I to V are an integral part of these statements.

CENTRAL TERMICA GÜEMES S.A.

Registration Number in the Companies' Inspection Bureau: 1562323
STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY FOR THE YEARS ENDED DECEMBER 31, 1999 AND 1998

	Shareholders' contributions			*Reserved earnings*		
	Capital stock	Adjustment to capital	Total	Legal reserve	Unappropriated retained earnings	Total
			(stated in pesos)			
Balances as of December 31, 1997	62,906,000	5,341,154	68,247,154	412,206	(5,167,904)	63,491,456
Net loss for the year					(6,725,728)	(6,725,728)
Balances as of December 31, 1998	62,906,000	5,341,154	68,247,154	412,206	(11,893,632)	56,765,728
Net loss for the year					(10,817,413)	(10,817,413)
Balances as of December 31, 1999	62,906,000	5,341,154	68,247,154	412,206	(22,711,045)	45,948,315

The attached notes 1 to 11 and supplemental schedules I to V are an integral part of these statements.

CENTRAL TERMICA GÜEMES S.A.

Registration Number in the Companies' Inspection Bureau: 1562323
STATEMENTS OF CHANGES IN CASH AND CASH EQUIVALENTS FOR THE YEARS ENDED DECEMBER 31, 1999 AND 1998

	1999	1998
	(stated in pesos)	
Changes in Cash and Cash Equivalents		
Balances at the beginning of the year	6,425,252	7,948,472
Net increase (decrease) in cash	3,278,991	(1,523,220)
Cash at end of year	9,704,243	6,425,252
Causes of the Variation of Cash		
Net loss for the year	(10,817,413)	(6,725,728)
Add: items not representing use of cash:		
Accrual of unpaid interest	6,059,990	
Depreciation of fixed assets	4,843,538	4,446,179
Amortization of intangible assets	892,299	1,089,539
Provisions	1,050,000	380,000
Accrual of the tax on the unpaid interest of corporate notes	1,011,000	
Allowance for bad debts	220,000	
Changes in assets and liabilities		
Decrease (increase) in accounts receivable	1,612,277	(1,870,550)
Decrease (increase) in liabilities	(498,491)	1,058,684
(Increase) decrease of supplies and materials	(423,188)	86,084
(Increase) decrease in other receivables	(373,309)	158,019
Cash provided by (applied to) ordinary operations	3,576,703	(1,377,773)
Investment activities		
Purchases of fixed assets	(275,949)	(136,210)
Increase of intangible assets	(21,763)	(9,237)
Cash applied to investment activities	(297,712)	(145,447)
Net Increase (Decrease) in Cash	3,278,991	(1,523,220)

The attached notes 1 to 11 and supplemental schedules I to V are an integral part of these statements.

CENTRAL TERMICA GÜEMES S.A.

Registration Number in the Companies' Inspection Bureau: 1562323
NOTES TO THE FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 1999 AND 1998
(stated in pesos)

1. COMPANY'S ECONOMIC-CASH CONDITION—PETITION FOR "A SCHEME OF ARRANGEMENT PRIOR TO THE ADJUDICATION IN BANKRUPTCY"

After a detailed analysis of the current cash position of the Company, the Board of Directors decided on March 29, 1999, to commence a restructuring process of Company's financial debts and entrusted the General Management, with the assistance of Bankers Trust—Alex Brown, with the preparation of a plan for that purpose. Said decision was informed to the National Securities Commission on May 17, 1999.

The decision of implementing a restructuring plan was due mainly to the occurrence of a series of events which had a negative impact on the cash position of the Company. The most significant events taken into account have been the following: a) the difficulty faced by the Company to enter the international credit market at adequate terms and rates; b) the effects suffered by the Company as a consequence of the tax reform enacted by the National Congress which includes the tax on deemed minimum income and tax on interest; c) the reduction of the average sale price of energy at the Güemes node as from the moment of the privatization and d) the high debt ratio.

In this context, the Board of Directors decided on May 14, 1999, to postpone interest payments of the Corporate Notes maturing on May 26, 1999.

On October 29, 1999, the Board of Directors of the Company decided to reject the last proposal of financial restructuring submitted by the Noteholders Committee as it included very heavy commitments and obligations for the Company and its shareholders; it required a much too high cash payment leaving a reduced cash to meet current obligations; it included an excessive decrease in the percentage held by each of the partners in the capital stock of the Company and did not guarantee the final acceptance of the proposal by a sufficient number of holders, as the Committee represented a reduced group of institutional investors, taking also into account that a great majority of these holders are dispersed and that their interest might not be represented in the proposal submitted by the Committee. On the other hand, the reduction contemplated in the proposal continued to leave the Company with a high debt ratio.

Consequently, the Board of Directors of the Company resolved on November 2, 1999, to file a petition for "a scheme of arrangement prior to the adjudication in bankruptcy" (a process separate from that of bankruptcy aimed at the satisfaction of creditors and at the avoidance of the adjudication in bankruptcy). This decision was later ratified by the Special Meeting of Shareholders held on November 30, 1999. Said petition was filed with the corresponding authorities on November 3, 1999, suspending the accrual and recording of interest of debts as from that date, in accordance with the Bankruptcy Law No. 24.522.

The grounds for this decision were the following: a) the rejection of the three proposals prepared by the Company on the part of the Noteholders Committee; b) the potential risks that any demand or claim could affect the normal operation of the business; c) the convenience of offering a greater legal certainty to any financial restructuring with Company's creditors avoiding the uncertainty presented by an extrajudicial restructuring; d) the convenience of looking for the best alternatives to continue providing the electric-power generation service and employment; e) that Company's capacity for the generation of funds is not enough to meet the financial commitments arising from the liabilities represented by the corporate notes issued and f) the Company's belief that it would more likely reach an agreement regarding payment conditions of the debts compatible with the Company's need for cash flow in a bankruptcy.

The "scheme of arrangement prior to the adjudication in bankruptcy" was accepted on December 2, 1999, and is handled by the Court of Original Jurisdiction in Civil and Commercial Matters No. 8 of the Province of Salta. It is being brought to the knowledge of the public and is at the proof of claims stage, as contemplated by the Bankruptcy Law No. 24.522.

At present, the Company continues to carry out its electric-power production and marketing activities, and the Board of Directors is committed to the preparation of a proposal to be submitted to the Company's creditors whose claims are allowed, that allows the payment of Company's debts and guarantees the continuity of the Company as a going concern.

2. SUBMITTED INFORMATION

In accordance with General Resolution No. 272/95 of the National Securities Commission, following the provisions of Decree No 316/95 of the National Executive Power, the financial statements have not considered the effect of the changes in the wholesale price index as from September 1, 1995. According to Resolution No. 140/96 of the Argentine Federation of Professional Councils in Economic Sciences has stated that inflation accounting is not mandatory as long as annual inflation, as measured by the evolution of the wholesale price index, does not exceed 8%. Accordingly, the Company has decided to discontinue recognition of the full effects of inflation since that date.

3. VALUATION CRITERIA

3.1 Monetary items

Monetary assets and liabilities in pesos have been maintained at their nominal values.

3.2 Investments

Time deposits have been valued at their nominal value plus the financial results accrued at the end of each year.

Mutual funds have been valued at the quoted price of the units of ownership as of the end of each year.

3.3 Supplies and materials

They have been value at replacement cost as of the end of each year.

3.4 Fixed assets

Fixed assets incorporated before August 31, 1995, have been valued at cost restated in currency units of constant value as of that date, and those incorporated after have been valued at their original cost, net of accumulated depreciation.

Depreciation was determined by applying the straight-line method according to the estimated useful life of each item, except for certain items for which the unit of production method was used.

3.5 Intangible assets

Intangible assets incorporated before August 31, 1995, have been valued at cost restated in currency units of constant value as of that date, and those incorporated after have been valued at their original cost, net of accumulated amortization.

Amortization was determined by applying the straight-line method according to the estimated useful life of each item.

3.6 Foreign currency denominated assets and liabilities

They have been valued at the rate of exchange as of the end of each year.

3.7 Capital stock

Capital stock has been restated in currency units of constant value of August 31, 1995, as from the dates it was paid-in. Capital stock has been disclosed at its nominal value and the surplus to reach restated value has been included in Adjustment to Capital.

3.8 Legal reserve

Balances at the beginning of the year have been restated as described in note 2.

3.9 Unappropriated retained earnings

Balances at the beginning of the year have been restated as described in note 2.

3.10 Profit and loss accounts

Profit and loss accounts have been recorded at their nominal values except for the non-monetary assets consumed (depreciation of fixed assets and amortization of intangible assets) which have been determined according to the values computed as described in 3.4 and 3.5.

3.11 Recoverable value

The net values of the assets do not exceed their recoverable value.

3.12 Implicit financing components

They have not been segregated due to their lack of significance.

4. BREAKDOWN OF MAIN CAPTIONS

4.1 Investments

	1999	1998
Time deposits	6,226,914	3,812,359
Mutual funds	2,690,473	2,019,202
	8,917,387	5,831,561

The breakdown according to the estimated collection period is as follows:

Maturing within 3 months	8,917,387	5,831,561

4.2 Accounts receivable

Debtors from the forward market	8.806.982	10.809.675
Related Companies—Powerco S.A.	249.490	
Doubtful accounts under legal proceedings	302.037	161.111
Allowance for bad debts (schedule III)	(320.000)	(100.000)
	9.038.509	10.870.786

The breakdown according to the estimated collection period is as follows:

a) Past due		
Within 3 months	164,306	
In 3 and 6 months	131,879	
More than 6 months	144,798	161.111
b) To become due:		
Within 3 months	8,597,526	10,709,675
	9.038.509	10.870.786

4.3 Other receivables

Advances to suppliers	799,605	179.396
Prepaid expenses	335,290	169.905
Fiscal credits	243,084	587.448
Miscellaneous	80,418	148.339
	1,458,397	1.085.088

The breakdown according to the estimated collection period is as follows:

	1999	1998
a) To become due		
Within 3 months	799,605	179,396
In 3 and 6 months	243,084	757,353
b) With no specified due date	415,708	148,339
	1,458,397	1,085.088

4.4 Liabilities

The classification of the balances is as follows:

a) To become due		
Within 3 months(1)	3,302,896	6,217,707
In 6 and 12 months		680,044
More than 12 months(2)	60,305,792	60,000,000
With no specified due date	11,304,124	392,562
	74,912,812	67,290,313

(1) It includes a balance with the Related Companies (Powerco S.A.) for 3,000 which does not carry interest nor is it subject to any adjustment nor restatement clause.

(2) It includes a US$60,000,000 a 5 years debt at a fixed annual interest rate of 12%.

4.5 Net sales

Sales of electricity	44,218,196	42,173,804
Discounts for services received	(7,570,503)	(6,553,670)
Turnover tax and municipal contribution	(180,000)	(180,000)
	36,467,693	35,440,134

4.6 Financial results

a) Generated by assets		
Interest	1,008,326	708,359
b) Generated by liabilities		
Interest	(7,027,421)	(7,358,001)
Expenses and commissions	(63,059)	(187,009)
	(7,090,480)	(7,545,010)
	(6,082,154)	(6,836,651)

5. CAPITAL STOCK

The subscribed and paid-in capital, as of December 31, 1999 and 1998, amounts to US$62,906,000. Such amount has been registered in the Public Registry of Commerce.

The Special Meeting of Shareholders held on May 14, 1999, approved the amendment of articles sixth, eighth and twentieth third (caption two) of the By-Laws, aimed at contemplating the possibility of offering preferred shares to the holders of Corporate Notes issued by the Company which become due in 2001.

6. EXTRAORDINARY INCOME

The expenses derived from the restructuring process of Company's financial debts have been included in this item for the reasons detailed in note 1.

7. INCOME TAX AND TAX ON DEEMED MINIMUM INCOME

No income tax charge was recorded due to the existence of a tax loss. During the month of March 1999, the Company filed with the Federal Court of Salta a declaratory judgement action of negative certainty and requested granting of an "in statu quo" injunction in respect of the payment of the tax on deemed minimum income, alleging lack of payment capacity. Upon the judge's decision against the Company, it later decided to appeal on April 6, 1999. On June 6, 1999, the Appellate Court granted the preliminary injunction suspending the payment of said tax with respect to the year ended December 31, 1998. The recovery of the charges accounted for is postponed until a final favorable resolution is issued.

8. LOANS

Current:

	1999	1998
Interest on Corporate Notes (see note 1)	6,740,000	680,000
Advances in current accounts	34	44
	6,740,034	680,044

Non-current:

The Board of Directors of the Company arranged for a new issuance of Corporate Notes (non convertible into shares) for a nominal value of US$60,000,000 at an interest rate of 12%. The proceeds thereof plus Company's own funds were used to settle the outstanding debt of US$65,000,000 due on November 29, 1996.

The net proceeds of this new issuance amounted to US$59,025,000 and were applied to the settlement of the Corporate Notes referred to in the first paragraph.

The proceeds of the new issue were received on November 26, 1996. Capital is to be paid back in one installment in 5 (five) years and bears interest at 12% per annun, payable in 10 (ten) semiannual consecutive installments. As of the date of the issuance of these financial statements, the first, second, third and fourth installments were paid on May 16, 1997, November 26, 1997, May 26, 1998, and November 26, 1998, respectively, amounting to US$3,600,000 each.

The fifth and sixth installments which became due on May 26, 1999, and November 26, 1999, respectively, have not been paid by the Company for the reasons detailed in note 1.

The issuance of this debt has given rise to certain commitments whereby the Company is bound to maintain a debt ratio equivalent to or lower than 0.6 to 1 considering for its computation the Loans over Total Liabilities plus Shareholders' Equity ratio (0.55 as of December 31, 1999) and restrictions to the payment of dividends.

9. CLAIMS

As of the date of the issuance of these financial statements there are certain judicial and extrajudicial claims for different amounts. Although the Company's management has filed the appropriate responses strongly supported by the applicable legislation, the Company has made a provision of Ps 305,792 in order to quantitatively reflect these contingencies. However, the Company's management believes that these claims will not have a significant effect on the financial and cash position of Central Térmica Güemes S.A.

On the other hand, and based on that mentioned in note 7, the Company has decided to include in the item Provisions the contingent debt arising from the accrual of the tax on deemed minimum income during the years 1999 and 1998.

10. CHANGE OF SHAREHOLDERS IN THE PARENT COMPANY

On January 26, 1999, the shareholders of Powerco S.A. (parent company), including Duke Güemes Inc., Iberdrola Holding & Finance B.V., Sociedad Comercial del Plata S.A., TCW Americas Development Association L.P. and The Argentine Investment Company, holding through Powerco S.A. 60% of the shares of Central Térmica Güemes S.A., sold the entire shareholding to a group of the Company's management giving thus rise to the first case of Management Buy-out in the Argentine electric-power market.

11. YEAR 2000 COMPLIANCE (NOT COVERED BY THE AUDITORS AND STATUTORY AUDITORS' REPORTS)

As required by Resolution No. 309/98 of the National Securities Commission, the Company hereby informs that the administrative-accounting management system used by the Company to record its economic transactions contemplates the change of date to operate subsequent to December 31, 1999. Consequently this event will not cause any inconvenience in the records and/or operations as from that date.

SCHEDULE I

CENTRAL TERMICA GÜEMES S.A.

Registration Number in the Companies' Inspection Bureau: 1562323
FINANCIAL STATEMENTS AS OF DECEMBER 31, 1999 AND 1998

PROPERTY, PLANT AND EQUIPMENT

	1999										1998
	Original Values				Depreciation						
							Current Year				
	Balance at the beginning of the year	Additions	Retirements	Balance at the end of the year	Accumulated at the beginning of the year	Retirements	Rate %	Amount	Accumulated at the end of the year	Net Residual Value	Net Residual Value
	(stated in pesos)										
Land	780,000	21,052		801,052						801,052	780,000
Buildings	27,299,281	145,652		27,444,933	4,277,484		2.55	693,473	4,970,957	22,473,976	23,021,797
Turbines	44,585,426			44,585,426	10,734,294		5.19	1,945,407	12,679,701	31,905,725	33,851,132
Boilers	44,956,683			44,956,683	8,763,503		4.20	1,588,015	10,351,518	34,605,165	36,193,180
Transformers	6,358,163			6,358,163	1,584,934		5.33	254,328	1,839,262	4,518,901	4,773,229
Water treatment plant	1,180,310			1,180,310	223,108		5.33	47,208	270,316	909,994	957,202
Auxiliary equipment	381,162			381,162	95,024		5.34	15,252	110,276	270,886	286,138
Gas plant and gas pipeline	1,916,659			1,916,659	477,776		5.33	76,668	554,444	1,362,215	1,438,883
Tools	350,038			350,038	206,740		10.00	41,067	247,807	102,231	143,298
Vehicles	209,412	47,438	54,091	202,759	185,272	54,091	20.00	17,136	148,317	54,442	24,140
Furniture and fixtures	557,853	52,190		610,043	335,109		20.00	111,458	446,567	163,476	222,744
Installations	353,729	9,617		363,346	229,477		20.00	53,526	283,003	80,343	124,252
Total 1999	128,928,716	275,949	54,091	129,150,574	27,112,721	54,091		4,843,538	31,902,168	97,248,406	
Total 1998	128,792,506	136,210		128,928,716	22,666,542			4,446,179	27,112,721		101,815,995

CARLOS A. PERALTA

SCHEDULE II

CENTRAL TERMICA GÜEMES S.A.

Registration Number in the Companies' Inspection Bureau: 1562323
FINANCIAL STATEMENTS AS OF DECEMBER 31, 1999 AND 1998

INTANGIBLE ASSETS

	1999								1998
	Original Values			Amortization					
	Balance at the beginning of the year	Additions	Balance at the end of the year	Accumulated at the beginning of the year	Current Year Rate %	Current Year Amount	Accumulated at the end of the year	Net Residual Value	Net Residual Value
	(stated in pesos)								
Software	41,372	21,763	63,135	14,857	33.00	14,580	29,437	33,698	26,514
Programmed maintenance expenses	3,641,488		3,641,488	2,222,888	16.67	523,092	2,745,980	895,508	1,418,600
Issuance of corporate notes(1)	1,535,675		1,535,675	637,598	20.00	307,140	944,738	590,937	898,078
Rationalization of operating costs	309,002		309,002	261,515	20.00	47,487	309,002		47,487
Total 1999	5,527,537	21,763	5,549,300	3,136,858		892,299	4,029,157	1,520,143	
Total 1998	7,986,747	9,237	7,995,984	4,515,766		1,089,539	5,605,305		2,390,679

(1) It includes expenses derived from the issuance of corporate notes issued in November, 1996 for US$60,000,000 maturing in November 2001.

SCHEDULE III

CENTRAL TERMICA GÜEMES S.A.

Registration Number in the Companies' Inspection Bureau: 1562323
FINANCIAL STATEMENTS AS OF DECEMBER 31, 1999 AND 1998

ALLOWANCES—PROVISIONS

Items	1999				1998
	Balance at the beginning of the year	Increases	Decreases	Balance at the end of the year	Balance at the end of the year
		(stated in pesos)			
Deducted from assets					
Allowance for bad debts	100,000	220,000(1)		320,000	100,000
Included in liabilities					
Provision for contingencies		2,136,252(2)		2,136,252	
Provision for severance payments	383,562		(77,770)	305,792	383,562
Total	483,562	2,356,252	(77,770)	2,762,044	483,562

(1) Charged to Selling expenses.

(2) Charged to Other income and expense for US$1,050,000 and reclassified from Taxes for US$1,086,252.

SCHEDULE IV

CENTRAL TERMICA GÜEMES S.A.

Registration Number in the Companies' Inspection Bureau: 1562323
FINANCIAL STATEMENTS AS OF DECEMBER 31, 1999 AND 1998

FOREIGN CURRENCY DENOMINATED ASSETS AND LIABILITIES

	1999			1998	
Item	Class and amount of foreign currency	Exchange rate $	Amount in Argentine currency and amount accounted for (in pesos)	Class and amount of foreign currency	Amount in Argentine currency and amount accounted for (in pesos)
ASSETS					
CURRENT ASSETS					
Cash and banks	US$ 8,459	1.00	8,459	US$ 4,689	4,689
Investments	US$ 1,004,924	1.00	1,004,924		
Accounts receivable	US$ 9,038,509	1.00	9,038,509		
Other receivables	US$ 668,316	1.00	668,316	US$10,870,786	10,870,786
Total Current Assets			10,720,208		10,875,475
TOTAL ASSETS			10,720,208		10,875,475
LIABILITIES					
CURRENT LIABILITIES					
Accounts payable					
Suppliers	US$ 1,781,149	1.00	1,781,149	US$ 3,486,175	3,486,175
Loans					
Corporate notes	US$ 6,740,000	1.00	6,740,000	US$ 680,000	680,000
Total Current Liabilities			8,521,149		4,166,175
NON-CURRENT LIABILITIES					
Loans					
Corporate notes	US$60,000,000	1.00	60,000,000	US$60,000,000	60,000,000
Total Non-Current Liabilities			60,000,000		60,000,000
TOTAL LIABILITIES			68,521,149		64,166,175

SCHEDULE V

CENTRAL TERMICA GÜEMES S.A.

Registration Number in the Companies' Inspection Bureau: 1562323
DETAIL OF COSTS AND EXPENSES AS OF DECEMBER 31, 1999 AND 1998

Items	1999					1998
	Cost of sales	Selling expenses	Administrative expenses	Financial expenses	Total	Total
	(stated in pesos)					
Fees	420,589		258,147		678,736	723,986
Salaries and wages	2,822,471	303,599	485,223		3,611,293	2,938,502
Social security charges	360,056	47,936	89,594		497,586	572,254
Fuel	24,562,743				24,562,743	20,624,584
Supplies and materials	478,738				478,738	804,314
Services contracted	611,151		812,140		1,423,291	1,694,999
Communications			212,784		212,784	211,795
Office expenses		40,939	215,484		256,423	95,489
Depreciation of fixed assets	4,731,448		112,090		4,843,538	4,446,179
Amortization of intangible assets	892,299				892,299	1,089,539
Insurance policies	275,641				275,641	199,899
Interest and exchange differences				7,027,421	7,027,421	7,358,001
Commissions				63,059	63,059	187,009
Taxes	2,182	91,111	16,270		109,563	3,158
Miscellaneous	571	391,847	308,173		700,591	568,178
Total 1999	35,157,889	875,432	2,509,905	7,090,480	45,633,706	
Total 1998	31,404,851	574,113	1,993,912	7,545,010		41,517,886

AUDITORS' REPORT

To the President and Directors of
Central Térmica Güemes S.A.

1. We have audited the accompanying balance sheets of Central Térmica Güemes S.A. as of December 31, 1998 and 1997, and the related statements of income, and of changes in cash and cash equivalents, for the years then ended, with the Notes 1 through 10 thereto and supplemental Schedule I. The abovementioned financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

2. Our examinations were made in accordance with auditing standards generally accepted in Argentina. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statements presentation.

The format of this auditors' report follows the guidelines issued by the International Federation of Accountants (IFAC), in accordance with the requirements of General Resolution No. 290 of the National Securities Commission.

3. As explained in Note 8 to the financial statements, the Company's capacity to meet its financial obligations is strongly related to the possibility of obtaining sources of financing. This is due to the fact that funds generated by operations do not seem sufficient to comply with existing commitments, specially the capital maturity of the negotiable obligations which will become due in year 2001.

4. In our opinion, subject to the eventual effects which could derive from point 3, the financial statements mentioned in point 1, present fairly, in all significant aspects, the financial position of Central Térmica Güemes S.A. as of December 31, 1998 and 1997, as the results of its operations, changes in stockholders' equity and in cash and cash equivalents, for the years then ended, in accordance with accounting principles generally accepted in Argentina.

5. The financial statements referred to above, are presented on the basis of accounting principles generally accepted in Argentina and have been translated into English for the convenience of foreign readers. The effects of the differences between Argentine generally accepted accounting principles and the accounting principles generally accepted in the countries in which the accompanying financial statements are to be used have not been quantified. Accordingly, they are not intended to present the financial position of the Company nor the results of its operations, or the changes in cash and cash equivalents in accordance with accounting principles generally accepted in the countries of the users of the financial statements, other than Argentina.

These financial statements have been prepared by the management of Central Térmica Güemes S.A. in order to fulfill the requirements set forth by the National Securities Commission for foreign investors.

Buenos Aires,
March 8, 1999

CENTRAL TERMICA GÜEMES S.A.

BALANCE SHEETS AS OF DECEMBER 31, 1998 AND 1997

	1998	1997
	(in U.S. dollars—Note 1)	
Assets		
Current Assets		
Cash and banks	593,691	536,289
Investments (Note 3.1)	5,831,561	7,412,183
Trade accounts receivable (Note 3.2)	10,870,786	9,000,236
Other receivables (Note 3.3)	1,085,088	1,243,107
Supplies and materials	1,468,241	1,554,325
Total Current Assets	19,849,367	19,746,140
Non-Current Assets		
Property, plant and equipment (Note 3.4)	101,815,995	106,125,964
Intangible assets (Note 3.5)	2,390,679	3,470,981
Total Non-Current Assets	104,206,674	109,596,945
Total Assets	124,056,041	129,343,085
Liabilities		
Current Liabilities		
Accounts payable	3,883,693	3,874,329
Loans (Note 7)	680,044	736,692
Payroll and social security	110,983	153,612
Taxes	2,223,031	910,144
Miscellaneous	9,000	5,790
Total Current Liabilities	6,906,751	5,680,567
Non-Current Liabilities		
Loans (Note 7)	60,000,000	60,000,000
Reserves	383,562	171,062
Total Non-Current Liabilities	60,383,562	60,171,062
Total Liabilities	67,290,313	65,851,629
Stockholders' Equity		
Capital stock (Note 4)	68,247,154	68,247,154
Legal reserve (Note 5b)	412,206	412,206
Accumulated deficit (Note 5a)	(11,893,632)	(5,167,904)
	56,765,728	63,491,456
Total Liabilities and Stockholders' Equity	124,056,041	129,343,085

The attached Notes 1 to 11 and Schedule I are an integral part of these statements.

CENTRAL TERMICA GÜEMES S.A

STATEMENTS OF INCOME FOR THE YEARS ENDED DECEMBER 31, 1998 AND 1997

	1998	1997
	(in U.S. dollars—Note 1)	
Net sales (Note 3.7)	35,440,134	35,346,735
Cost of sales (Schedule I)	(31,404,851)	(30,734,344)
Gross profit	**4,035,283**	**4,612,391**
Selling expenses (Schedule I)	(574,113)	(352,069)
Administrative expenses (Schedule I)	(1,993,912)	(2,029,959)
Other expenses (Note 3.8)	(270,083)	(41,712)
Net financial result:		
Arising from assets (Note 3.9a)	708,359	553.302
Arising from liabilities (Note 3.9b)	(7,545,010)	(7,392,613)
Loss before taxes	**(5,639,476)**	**(4,650,660)**
Minimum presumptive income tax	(1,086,252)	
Net Loss	**(6,725,728)**	**(4,650,660)**

The attached Notes 1 to 11 and Schedule I are an integral part of these statements.

CENTRAL TERMICA GÜEMES S.A.

STATEMENTS OF CHANGES IN CASH AND CASH EQUIVALENTS FOR THE YEARS ENDED DECEMBER 31, 1998 AND 1997

	1998	1997
	(in U.S. dollars—Note 1)	
Changes in Cash and Cash Equivalents		
Balance at beginning of year	7,948,472	8,178,412
Net change in cash and cash equivalents	(1,523,220)	(229,940)
Cash and cash equivalents at year-end	6,425,252	7,948,472
Causes of the Variation of Cash		
Sources:		
Net loss for the year	(6,725,728)	(4,650,660)
Add: Items not representing use of cash:		
Depreciation of property, plant and equipment	4,446,179	4,440,564
Amortization of intangible assets	1,089,539	1,420,079
Withdrawals (net value)		204,541
Severance reserve	380,000	
Cash provided by ordinary operations	(810,010)	1,414,524
Other sources:		
Decrease in other receivables	158,019	583,822
Increase in liabilities	1,058,684	453,701
Other	1,216,703	1,037,523
Total sources of cash	406,693	2,452,047
Uses of cash:		
Increase in short-term receivables	(1,870,550)	(1,260,627)
Acquisitions of property, plant and equipment	(136,210)	(114,240)
Increase of intangible assets	(9,237)	(1,255,010)
Increase of supplies and materials	86,084	(52,110)
Total uses of cash	(1,929,913)	(2,681,987)
NET CHANGE IN CASH AND CASH EQUIVALENTS	(1,523,220)	(229,940)

The attached Notes 1 to 11 and Schedule I are an integral part of these statements.

CENTRAL TERMICA GÜEMES S.A.

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 1998 AND 1997
(in U.S. dollars)

1. INFORMATION PRESENTED

The transactions of the Company are recorded in pesos in the legal books.

In compliance with Resolution No. 290 of the National Securities Commission, the financial statements were prepared in accordance with the disclosure and valuation guidelines of Technical Resolutions Nos. 6 (except for the effect of the matter described in the following paragraph), 8 and 9 of the Argentine Federation of Professional Councils in Economic Sciences.

In accordance with General Resolution No. 290 of the National Securities Commission, following the provisions of Decree No. 316/95 of the Federal Government, the financial statements have not considered the effect of the changes in the wholesale price index as from September 1, 1995. According to Resolution No. 140/96 of the Argentine Federation of Professional Councils in Economic Sciences, such discontinuance is permitted as long as the annual variation of the "Wholesale price index—general level" does not exceed 8%.

The statutory financial statements (price level restated as described above) have been converted into U.S. dollars at the rate of exchange of Ps 1.00 per US$1.00, which approximates the free market exchange rate for the years comprehended.

The conversion of the adjusted for inflation pesos into U.S. dollars should not be construed as a representation that the peso balances have been or could be converted into dollars at such or any other rate.

Both the translation into English and the conversion into U.S. dollars have been made solely for the convenience of foreign readers.

2. VALUATION CRITERIA

2.1 Monetary items

Monetary assets and liabilities have been maintained at their nominal value.

2.2 Investments

They have been maintained at cost plus the accrued interest.

2.3 Supplies and materials

They have been valued at replacement cost.

2.4 Property, plant and equipment

They have been recorded at cost restated for inflation as described in Note 1, net of accumulated depreciation.

Depreciation was determined using the straight-line method over the estimated useful life, except for certain items for which the unit of production method was used.

2.5 Intangible assets

They have been recorded at cost restated for inflation as described in Note 1, net of accumulated amortization. Amortization was determined using the straight-line method upon estimated useful life of each item.

2.6 Foreign currency denominated assets and liabilities

They are stated at year-end current exchange rates.

2.7 Capital

Capital has been price level restated as described in Note 1.

2.8 Retained earnings and legal reserve

They have been price level restated as described in Note 1 as from their appropriation dates.

2.9 Profit and loss accounts

All charges and credits have been recorded at their nominal value, except for non-monetary assets consumed (depreciation and withdrawals of property, plant and equipment and amortization of intangible assets) which were determined upon the inflation restated values of such non-monetary assets, through August 31, 1995.

2.10 Recoverable value

The net values of the assets do not exceed their recoverable value.

2.11 Implicit financing components

They have not been segregated due to immateriality.

CENTRAL TERMICA GÜEMES S.A.

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 1998 AND 1997—(Continued)

3. BREAKDOWN OF CERTAIN CAPTIONS

3.1 Investments

	1998	1997
Time deposits	3,812,359	7,412,183
Common investment funds	2,019,202	
	5,831,561	**7,412,183**

The classification of the balances is as follows:

	1998	1997
Not due yet:		
Maturing within three months	**5,831,561**	**7,412,183**

3.2 Trade accounts receivable

	1998	1997
Other debtors	10,809,675	8,975,084
Past due	161,111	25,152
Allowance for doubtful accounts	(100,000)	
	10,870,786	**9,000,236**

The maturity of the balances is as follows:

	1998	1997
a) Past due between six and nine months	161,111	25,152
b) Not due yet, maturing within three months	10,709,675	8,975,084
	10,870,786	**9,000,236**

3.3 Other receivables

	1998	1997
Tax credits	587,448	707,011
Prepaid expenses	169,905	146,621
Related parties—art. 33 Law No. 19,550 (Powerco S.A.)		69,736
Advance to suppliers	179,396	162,602
Miscellaneous	148,339	157,137
	1,085,088	**1,243,107**

The classification of the balances is as follows:

	1998	1997
a) Not due yet:		
Maturing within three months	179,396	263,775
Maturing between three and six months	757,353	776,747
b) With no specified term:	148,339	202,585
	1,085,088	**1,243,107**

CENTRAL TERMICA GÜEMES S.A.

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 1998 AND 1997—(Continued)

3.4 Property, plant and equipment

	1998	1997
a) The evolution during the years is as follows:		
Net balance at beginning of year	106,129,964	110,656,829
Additions	136,210	114,240
Withdrawals (net value)		(204,541)
Depreciation for the year	(4,446,179)	(4,440,564)
Net balance at year-end	**101,815,995**	**106,125,964**
b) The detail of fixed assets is as follows:		
Land	780,000	780,000
Building	23,021,797	23,713,219
Turbines	33,851,132	35,585,793
Boilers	36,193,180	37,608,215
Transformers	4,773,229	5,027,557
Water plant	957,202	1,004,410
Auxiliary equipment	286,138	301,390
Gas plant and gas pipeline	1,438,883	1,515,551
Tools	143,298	186,810
Vehicles	24,140	14,050
Furniture and fixtures	222,744	278,956
Installations	124,252	110,013
	101,815,995	**106,125,964**

3.5 Intangible assets

	1998	1997
a) The evolution during the years is as follows:		
Net balance at beginning of year	3,470,981	3,636,050
Additions	9,237	1,255,010
Amortization of the year	(1,089,539)	(1,420,079)
Net balance at year-end	**2,390,679**	**3,470,981**
b) The detail of intangible assets is as follows:		
Software	26,514	29,810
Start-up cost		101,154
Multiannual maintenance	1,418,600	2,025,512
Issuance of amortizing obligations	898,078	1,205,218
Rationalization of operating costs	47,487	109,287
	2,390,679	**3,470,981**

3.6 Liabilities

The maturity of liabilities is as follows:

	1998	1997
a) Not due yet:		
Maturing within three months	6,217,707	5,674,777
Maturing within six and twelve months	680,044	
Maturing beyond twelve months	60,000,000	60,000,000
b) With no specified term	392,562	176,852
	67,290,313	**65,851,629**

3.7 Net sales

	1998	1997
Sales of electricity	42,173,804	43,172,019
Transmission services	(6,553,670)	(7,645,284)
Turnover tax	(180,000)	(180,000)
	35,440,134	**35,346,735**

3.8 Other expenses

	1998	1997
Result from sale of fixed assets	(9,917)	41,712
Severance	280,000	
	270,083	**41,712**

3.9 Net financial results

	1998	1997
a) Arising from assets		
Interest	708,359	553,302
	708,359	**553,302**
b) Arising from liabilities		
Interest	(7,358,001)	(7,263,739)
Financial expenses	(187,009)	(128,874)
	(7,545,010)	**(7,392,613)**
	(6,836,651)	**(6,839,311)**

4. CAPITAL

The subscribed and paid-in capital as of December 31, 1998 and 1997, amounts to US$62,906,000. Such amount has been registered in the Public Registry of Commerce.

The difference between the original contributions and its price level restated values amounting to US$68,247,154 corresponds to the adjustment of capital for inflation.

5. RETAINED EARNINGS AND LEGAL RESERVE

	1998	1997
a) Retained earnings' evolution is detailed as follows:		
Balance at beginning of year	(5,167,904)	(517,244)
Net loss for the year	(6,725,728)	(4,650,660)
Balance at year-end	**(11,893,632)**	**(5,167,904)**
b) Changes in legal reserve are as follows:		
Balance at beginning of year	412,206	412,206
Balance at year-end	**412,206**	**412,206**

6. INCOME TAX

No income tax charge was recorded as of December 31, 1998 and 1997, due to a tax loss of approximately US$20,240,000 and US$16,000,000, respectively, which is available to offset future taxable income for five years after the fiscal years in which they originated.

7. ISSUANCE OF NEGOTIABLE BONDS

The Board of Directors arranged for a new issuance of negotiable bonds (not convertible into shares) for a face value of US$60,000,000. Proceeds thereof were used to settle the outstanding debt of US$65,000,000 due on November 29, 1996.

The proceeds of this new issuance were received on November 26, 1996. Capital is to be paid back in 2001 and bears interest at 12% per annum, payable in ten semiannual consecutive installments. The first, second, third and fourth semiannual interest obligations were paid on May 16, 1997, November 26, 1997, May 26, 1998, and November 26, 1998, amounting US$3,600,000 each one.

The issuance of this debt has given rise to certain commitments whereby the Company is bound to maintain a ratio of total liabilities over total assets not exceeding 60% as of December 31, 1998, such ratio is 0.49%, and restrictions to the payment of dividends. The net proceeds resulting from the issuance amounted to US$59,025,000.

8. CLAIMS

As of the date of issuance of these financial statements there are certain legal and out-of-court claims for different amounts. The Company's management has filed the appropriate responses strongly supported by the applicable legislation. The Company's management considers that these claims will have no significant effect on the financial position of Central Térmica Güemes S.A. and no accruals have been considered necessary.

9. SUBSEQUENT EVENTS

The shareholders of Powerco S.A. hold, through Powerco S.A., 60% of Central Térmica Güemes S.A.'s shares. Such shareholders, including Duke Güemes Inc., Iberdrola Holding & Finance B.V., Sociedad Comercial del Plata S.A., TCW Americas Development Association L.P. and The Argentine Investment Company, sold on January 26, 1999, their entire shareholding to a group of the Company's Management. Consequently, this is the first case of management buyout in the Argentine power market.

10. PROSPECTS

The decrease of spot prices in the wholesale power market and the competition of other higher technology generators produced a fall in the Company's profitability during the last years. This problem has increased notoriously mostly due to the tax reform enacted in December 1998, by which taxpayers are subject to a tax on minimum presumed income and to a new tax on interest. In addition, the negotiation processes effected January 1999 with EDESA, the Company's principal client, and the gas supplier, will result in an additional negative impact on profitability.

The Company's capacity to meet its financial obligations is strongly related to the possibility of obtaining sources of financing. This is due to the fact that funds generated by operations do not seem sufficient to comply with existing commitments, specially the capital maturity of the negotiable obligations which will become due in year 2001.

Consequently, the Board of Directors is considering several alternatives in order to overcome the current economic situation.

11. INFORMATION REQUIRED BY GENERAL RESOLUTION No. 309/98 OF THE NATIONAL SECURITIES COMMISSION (NOT COVERED BY THE AUDITOR'S REPORT OR THE SUPERVISORY COMMITTEE)

In compliance with the abovementioned General Resolution, we inform that the administrative-accounting management system used by the Company to record its economic transactions has scheduled the change of date to operate subsequent to December 31, 1999. Therefore, this event will not produce any inconvenience in the records and/or transactions as from such date.

SCHEDULE I

CENTRAL TERMICA GÜEMES S.A.

DETAIL OF COSTS AND EXPENSES AS OF DECEMBER 31, 1998 AND 1997

	1998					1997
Concept	Cost of sales	Selling expenses	Administrative expenses	Financial expenses	Total	Total
			(in U.S. dollars—Note 1)			
Fees	609,759		114,227		723,986	832,694
Salaries and wages	2,332,203	198,030	408,269		2,938,502	2,980,989
Social security charges	435,632	39,688	96,934		572,254	528,034
Fuel	20,624,584				20,624,584	20,202,366
Supplies and materials	804,314				804,314	622,040
Services contracted	964,023		730,976		1,694,999	1,274,155
Communications			211,795		211,795	191,354
Office expenses			95,489		95,489	95,635
Depreciation of fixed assets	4,340,224		105,955		4,446,179	4,440,564
Amortization of intangible assets	1,089,539				1,089,539	1,420,079
Insurance	199,899				199,899	179,930
Interest and exchange differences				7,358,001	7,358,001	7,263,739
Commissions				187,009	187,009	128,874
Taxes	2,656	502			3,158	5,962
Miscellaneous	2,018	335,893	230,267		568,178	342,570
Total 1998	31,404,851	574,113	1,993,912	7,545,010	41,517,886	
Total 1997	30,734,344	352,069	2,029,959	7,392,613		40,508,985

CENTRAL TERMICA GÜEMES S.A.

Ruta 34, km. 1135—General Güemes—Pcia. de Salta

Company's main activity:	Operation of electric-power plants
Registration Number in Companies' Inspection Bureau:	1562323
Filing date of Company's by-laws in the Companies' Inspection Bureau:	September 18, 1992 and August 4, 1999
Expiry date of the by-laws:	February 28, 2092
Date of last amendment to the by-laws:	May 14, 1999
Parent company:	Powerco S.A. Av. de Mayo 651, 3rd Floor—Suite 16th—Buenos Aires
Percentage held by the parent company	
in capital stock:	60%
in votes:	60%

FISCAL YEAR No. 9
COMMENCED JANUARY 1, 2000

FINANCIAL STATEMENTS AS OF MARCH 31, 2000 AND 1999

(three-month periods)
(stated in pesos)
CAPITAL STOCK
(note 5)

	1999 and 1998 Subscribed and paid in (stated in pesos)
Ordinary shares Class A, N/V $1, 1 vote each	37,743,600
Ordinary shares Class B, N/V $1, 1 vote each	18,871,800
Ordinary shares Class C, N/V $1, 1 vote each	6,290,600
Total	62,906,000

CENTRAL TERMICA GÜEMES S.A.

BALANCE SHEETS AS OF MARCH 31, 2000 AND 1999

	2000	1999
	(stated in pesos)	
Assets		
Current Assets		
Cash and banks	531,203	1,639,219
Investments (note 4.1)	9,709,039	8,225,238
Accounts receivable (note 4.2)	8,503,812	9,748,105
Other receivables (note 4.3)	2,905,873	1,130,618
Supplies and materials	1,856,219	1,485,543
Total current assets	23,506,146	22,228,723
Non-Current Assets		
Property, plant and equipment (schedule I)	96,158,218	100,644,753
Intangible assets (schedule II)	1,339,632	2,143,269
Total non-current assets	97,497,850	102,788,022
Total assets	121,003,996	125,016,745
Liabilities		
Current Liabilities		
Accounts payable	2,745,315	4,444,627
Loans (note 7)	6,740,000	2,906,137
Payroll and social security charges	361,390	147,819
Taxes	3,186,866	2,532,137
Other liabilities	26,237	25,029
Provisions (schedule III)	2,330,641	
Total current liabilities	15,390,449	10,055,749
Non-Current Liabilities		
Loans (note 7)	60,000,000	60,000,000
Provisions (schedule III)	455,792	317,404
Total non-current liabilities	60,455,792	60,317,404
Total liabilities	75,846,241	70,373,153
Shareholders' Equity (as per the corresponding statements)		
Total	45,157,755	54,643,592
	121,003,996	125,016,745

The attached notes 1 to 10 and supplemental schedules I to V are an integral part of these statements.

CENTRAL TERMICA GÜEMES S.A.

STATEMENTS OF INCOME FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2000 AND 1999

	2000	1999
	(stated in pesos)	
Net sales (note 4.5)	8,043,465	9,696,925
Cost of sales (schedule V)	(7,780,993)	(9,110,565)
Gross profit	262,472	586,360
Transmission expenses (schedule V)	(214,642)	(101,367)
Administrative expenses (schedule V)	(584,615)	(498,222)
Other expense	(450,000)	(202,248)
Financial results		
Generated by assets (note 4.6a)	276,896	193,164
Generated by liabilities (note 4.6b)	(23,961)	(2,099,819)
Ordinary loss	(733,850)	(2,122,132)
Extraordinary income (note 10)	(56,710)	
Net loss for the period	(790,560)	(2,122,132)

The attached notes 1 to 10 and supplemental schedules I to V are an integral part of these statements.

CENTRAL TERMICA GÜEMES S.A.

STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY FOR THE THREE-MONTH PERIOD ENDED MARCH 31, 2000

	Capital stock	Adjustment to capital	Legal reserve	Unappropriated retained earnings	Total
			(stated in pesos)		
Balances at the beginning of the year	62,906,000	5,341,154	412,206	(22,711,045)	45,948,315
Net loss for the period				(790,560)	(790,560)
Balances at the end of the period	62,906,000	5,341,154	412,206	(23,501,605)	45,157,755

The attached notes 1 to 10 and supplemental schedules I to V are an integral part of these statements.

CENTRAL TERMICA GÜEMES S.A.

STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY FOR THE THREE-MONTH PERIOD ENDED DECEMBER 31, 1999

	Capital stock	Adjustment to capital	Legal reserve	Unappropriated retained earnings	Total
			(stated in pesos)		
Balances at the beginning of the year	62,906,000	5,341,154	412,206	(11,893,636)	56,765,724
Net loss for the period				(2,122,132)	(2,122,132)
Balances at the end of the period	62,906,000	5,341,154	412,206	(14,015,768)	54,643,592

The attached notes 1 to 10 and supplemental schedules I to V are an integral part of these statements.

CENTRAL TERMICA GÜEMES S.A.

STATEMENTS OF CHANGES IN CASH FOR THE THREE MONTH- PERIODS ENDED MARCH 31, 2000 AND 1999

	2000	1999
	(stated in pesos)	
Changes In Cash		
Balance at the beginning of the year	9,704,243	6,425,252
Net increase in cash	535,999	3,439,205
Cash at end of period	10,240,242	9,864,457
Causes of the Variation Of Cash		
Net loss for the period	(790,560)	(2,122,132)
Add: items not representing use of cash:		
Depreciation of fixed assets	1,172,196	1,249,900
Amortization of intangible assets	183,031	247,410
Increase of provisions	450,000	
Cash provided by (applied to) ordinary operations	1,014,667	(624,822)
Net increase in liabilities	483,429	3,082,836
Decrease in accounts receivable	534,697	1,122,681
Decrease of supplies and materials	35,210	
Other sources of cash	1,053,336	4,205,517
Total sources of cash	2,068,003	3,580,695
Net increase in other receivables	(1,447,476)	(45,530)
Purchases of fixed assets	(82,008)	(78,658)
Increase of intangible assets	(2,520)	
Increase of supplies and materials		(17,302)
Total uses of cash	(1,532,004)	(141,490)
Net increase in cash	535,999	3,439,205

The attached notes 1 to 10 and supplemental schedules I to V are an integral part of these statements.

CENTRAL TERMICA GÜEMES S.A.

NOTES TO THE FINANCIAL STATEMENTS FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2000 AND 1999
(stated in pesos)

1. COMPANY'S ECONOMIC-CASH CONDITION—PETITION FOR "A SCHEME OF ARRANGEMENT PRIOR TO THE ADJUDICATION IN BANKRUPTCY"

After a detailed analysis of the current cash position of the Company, the Board of Directors decided on March 29, 1999, to commence a restructuring process of Company's financial debts, and entrusted the General Management, with the assistance of Bankers Trust—Alex Brown, with the preparation of a plan for that purpose. Said decision was informed to the National Securities Commission on May 17, 1999.

The decision of implementing a restructuring plan was due mainly to the occurrence of a series of events which had a negative impact on the cash position of the Company. The most significant events taken into account have been the following: a) the difficulty faced by the Company to enter the international credit market at adequate terms and rates; b) the effects suffered by the Company as a consequence of the tax reform enacted by the National Congress which includes the tax on deemed minimum income and tax on interest; c) the reduction of the average sale price of energy at the Güemes node as from the moment of the privatization and d) the high debt ratio.

In this context, the Board of Directors decided on May 14, 1999, to postpone interest payments of the Corporate Notes maturing on May 26, 1999.

On October 29, 1999, the Board of Directors of the Company decided to reject the last proposal of financial restructuring submitted by the Notes Holders Committee as it included very heavy commitments and obligations for the Company and its shareholders; it required a much too high cash payment leaving a reduced cash to meet current obligations; it included an excessive decrease in the percentage held by each of the partners in the capital stock of the Company and did not guarantee the final acceptance of the proposal by a sufficient number of holders, as the Committee represented a reduced group of institutional investors, taking also into account that a great majority of these holders are dispersed and that their interest might not be represented in the proposal submitted by the Committee. On the other hand, the reduction contemplated in the proposal continued to leave the Company with a high debt ratio.

Consequently, the Board of Directors of the Company resolved on November 2, 1999, to file a petition for "a scheme of arrangement prior to the adjudication in bankruptcy" (a process separate from that of bankruptcy aimed at the satisfaction of creditors and at the avoidance of the adjudication in bankruptcy). This decision was later ratified by the Special Meeting of Shareholders held on November 30, 1999. Said petition was filed with the corresponding authorities on November 3, 1999, suspending the accrual and recording of interest of debts as from that date, in accordance with the Bankruptcy Law No. 24.522.

The grounds for this decision were the following: a) the rejection of the three proposals prepared by the Company on the part of the Notes Holders Committee; b) the potential risks that any demand or claim could affect the normal operation of the business; c) the convenience of offering a greater legal certainty to any financial restructuring with Company's creditors avoiding the uncertainty presented by an extrajudicial restructuring; d) the convenience of looking for the best alternatives to continue providing the electric-power generation service and employment; e) that Company's capacity for the generation of funds is not enough to meet the financial commitments arising from the liabilities represented by the corporate notes issued and f) the Company's belief that it would be more likely to reach an agreement regarding payment conditions of the debts compatible with the Company's need for cash flow in a bankruptcy.

The "scheme of arrangement prior to the adjudication in bankruptcy" was accepted on December 2, 1999, and is handled by the Court of Original Jurisdiction in Civil and Commercial Matters No. 8 of the Province of Salta. It is at the proof of claims legal stage, as contemplated by the Bankruptcy Law No. 24.522.

At present, the Company continues to carry out its electric-power production and marketing activities, and the Board of Directors is committed to the preparation of a proposal to be submitted to the Company's creditors whose claims are allowed, that allows the payment of Company's debts and guarantees the continuity of the Company as a going concern.

2. SUBMITTED INFORMATION

In accordance with General Resolution No. 272/95 of the National Securities Commission, following the provisions of Decree No 316/95 of the National Executive Power, the financial statements have not considered the effect of the changes in the wholesale price index as from September 1, 1995. According to Resolution No. 140/96 of the Argentine Federation of Professional Councils in Economic Sciences has stated that inflation accounting is not mandatory as long as annual inflation, as measured by the evolution of the wholesale price index, does not exceed 8%. Accordingly, the Company has decided to discontinue recognition of the full effects of inflation since that date.

3. VALUATION CRITERIA

3.1 Monetary items

Monetary assets and liabilities in pesos have been maintained at their nominal values.

3.2 Investments

Time deposits have been valued at their nominal value plus the financial results accrued at the end of each period.

Mutual funds have been valued at the quoted price of the units of ownership as of the end of each period.

3.3 Supplies and materials

They have been value at replacement cost as of the end of each period.

3.4 Fixed assets

Fixed assets incorporated before August 31, 1995, have been valued at cost restated in currency units of constant value as of that date, and those incorporated after have been valued at their original cost, net of accumulated depreciation.

Depreciation was determined by applying the straight-line method according to the estimated useful life of each item, except for certain items for which the unit of production method was used.

3.5 Intangible assets

Intangible assets incorporated before August 31, 1995, have been valued at cost restated in currency units of constant value as of that date, and those incorporated after have been valued at their original cost, net of accumulated amortization.

Amortization was determined by applying the straight-line method according to the estimated useful life of each item.

CENTRAL TERMICA GÜEMES S.A.

NOTES TO THE FINANCIAL STATEMENTS FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2000 AND 1999—(Continued)

3.6 Foreign currency denominated assets and liabilities

They have been valued at the applicable exchange rates as of the end of each period.

3.7 Capital stock

Capital stock has been restated in currency units of constant value of August 31, 1995, as from the dates it was paid-in. Capital stock is shown at its nominal value and the surplus to reach restated value has been included in Adjustment to Capital.

3.8 Legal reserve

Balances at the beginning of the year have been restated as described in note 2.

3.9 Unappropriated retained earnings

Balances at the beginning of the year have been restated as described in note 2.

3.10 Profit and loss accounts

Profit and loss accounts have been recorded at their nominal values except for the non-monetary assets consumed (depreciation of fixed assets and amortization of intangible assets) which have been determined according to the values computed as described in 3.4 and 3.5.

3.11 Recoverable value

The net values of the assets do not exceed their recoverable value.

3.12 Implicit financing components

They have not been segregated due to their lack of significance.

4. BREAKDOWN OF MAIN CAPTIONS

4.1 Investments

	2000	1999
Time deposits	8,098,605	5,479,894
Mutual funds	1,610,434	2,745,344
Total	9,709,039	8,225,238

The classification of the balances is as follows:

Maturing within 3 months	9,709,039

Time deposits as of March 31, 2000, carry at an annual interest rate of 8% and 11%.

CENTRAL TERMICA GÜEMES S.A.

NOTES TO THE FINANCIAL STATEMENTS FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2000 AND 1999—(Continued)

4.2 Accounts receivable

Debtors of the forward market	8,283,953	
Related Companies—Powerco S.A.	237,822	9,686,994
Doubtful accounts under legal proceedings	302,037	161,111
Allowance for bad debts (schedule III)	(320,000)	(100,000)
Total	8,503,812	9,748,105

The classification of the balances is as follows:

a) Past due:	
up to 3 months	227,072
between 3 and 6 months	129,224
between 6 and 9 months	85,038
between 9 and 12 months	63,252
b) Maturing within 3 months	7,999,226
Total	8,503,812

Accounts receivable do not carry interest.

4.3 Other receivables

	2000	1999
Advances to suppliers	2,084,576	296,373
Tax credits	389,712	443,091
Prepaid expenses	377,194	190,275
Miscellaneous	54,391	200,879
Total	2,905,873	1,130,618

The classification of the balances is as follows:

a) To become due:	
within 3 months	2,272,524
in 3 and 6 months	148,044
in 6 and 9 months	148,044
in 9 and 12 months	95,462
b) With no specified due date (2)	241,799
Total	2,905,873

These receivables do not carry interest

4.4 Liabilities

The classification of the balances is as follows:

To become due:		
within 3 months	3,887,066	10,030,720
in more than 1 year (1)	60,455,792	60,000,000
With no specified due date (2)	11,503,383	342,433
Total	75,846,241	70,373,153

(1) They include a US$60,000,000 a 5 years debt at a fixed annual interest rate of 12%.

(2) It includes a balance with Related Companies (Powerco S.A.) for US$3,000 which does not carry interest and is not subject to any adjustment nor restatement clause.

4.5 Net sales

Sales of electricity	9,736,042	11,577,398
Discounts for services received	(1,647,577)	(1,835,473)
Municipal contribution	(45,000)	(45,000)
Total	8,043,465	9,696,925

4.6 Financial results

	2000	1999
a) Generated by assets		
Interest	276,896	193,164
Subtotal	276,896	193,164
b) Generated by liabilities		
Interest		(2,085,132)
Commissions	(23,961)	(14,687)
Subtotal	(23,961)	(2,099,819)
Total	252,935	(1,906,655)

5. CAPITAL STOCK

The subscribed and paid-in capital, as of March 31, 2000 and 1999, amounts to US$62,906,000. Such amount has been registered in the Public Registry of Commerce.

6. INCOME TAX AND TAX ON DEEMED MINIMUM INCOME

No income tax charge was recorded due to the existence of a tax loss. During the month of March 1999, the Company filed with the Federal Court of Salta a declaratory judgement action of negative certainty and requested granting of an "in statu quo" injunction in respect of the payment of the tax on deemed minimum income, alleging lack of payment capacity. Upon the judge's decision against the Company, on April 6, 1999, the later decided to appeal and the Federal Court of Salta decided in its favor granting the preliminary injunction. This decision was appealed by the Tax Authorities by filing with the Supreme Court of Justice an Extraordinary

Appeal. The Supreme Court confirmed the precautionary measure thus the question of law is still pending resolution.

Additionally, the Company amended the complaint to include the advances of the previously mentioned tax for the year 2000 which received a favorable finding in first instance. The Tax Authorities have appealed and it is at present pending a judicial resolution.

7. LOANS

Current:

	2000	1999
Interest on Corporate Notes (see note 1)	6,740,000	2,480,000
Advances in current accounts		426,137
	6,740,000	**2,906,137**

Non-current:

The Board of Directors of the Company arranged for a new issuance of Corporate Notes (non convertible into shares) for a nominal value of US$60,000,000. The proceeds thereof plus Company's own funds were used to settle the outstanding debt of US$65,000,000 due on November 29, 1996.

The net proceeds of this new issuance amounted to US$59,025,000 and were applied to the settlement of the Corporate Notes referred to in the first paragraph.

The proceeds of the new issue were received on November 26, 1996. Capital is to be paid back in one installment in 5 (five) years and bears interest at a nominal annual rate of 12%, payable in 10 (ten) semiannual consecutive installments. As of the date of the issuance of these financial statements, the first, second, third and fourth installments were paid on May 16, 1997, November 26, 1997, May 26, 1998, and November 26, 1998, respectively, amounting to US$3,600,000 each.

The fifth and sixth installments which became due on May 26, 1999, and November 26, 1999, respectively, have not been paid by the Company for the reasons detailed in note 1.

The issuance of this debt has given rise to certain commitments whereby the Company is bound to maintain a debt ratio equivalent to or lower than 0.6 to 1 considering for its computation the Loans over Total Liabilities plus Shareholders' Equity ratio (0.55 as of March 31, 2000), and restrictions to the payment of dividends.

8. CLAIMS

As of the date of the issuance of these financial statements there are certain judicial and extrajudicial claims for different amounts. The Company's management has filed the appropriate responses strongly supported by the applicable legislation. However, the Company decided to determine the amount of the provision to be US$350,181 in order to quantitatively reflect these contingencies. Furthermore, the Company's management believes that these claims will not have a significant effect on the financial and cash position of Central Térmica Güemes S.A.

On the other hand, and based on that mentioned in note 6, the Company has decided to include in the item Provisions the debt arising from the accrual of the tax on deemed minimum income during the years 1999 and 1998 and for the three-month period ended on March 31, 2000.

9. CHANGE OF SHAREHOLDERS IN THE PARENT COMPANY

On January 26, 1999 the shareholders of Powerco S.A., including Duke Güemes Inc., Iberdrola Holding & Finance B.V., Sociedad Comercial del Plata S.A., TCW Americas Development Association L.P. and The Argentine Investment Company, holding through Powerco S.A. 60% of the shares of Central Térmica Güemes S.A., sold the entire shareholding to a group of the Company's management, thus giving rise to the first case of management buyout in the Argentine electric-power market.

10. EXTRAORDINARY INCOME

It includes the expenses related to the restructuring of Company's financial debts (note 1).

CENTRAL TERMICA GÜEMES S.A.

FINANCIAL STATEMENTS AS OF MARCH 31, 2000 AND 1999

(three-month periods)
(stated in pesos)

PROPERTY, PLANT AND EQUIPMENT

	2000								1999
	Original values			Depreciation					
					Current Year				
	Balance at the beginning of the year	Additions	Balance at the end of the period	Accumulated at the beginning of the year	Rate %	Amount	Accumulated at the end of the period	Net resulting value	Net resulting value
Land	801,052		801,052					801,052	785,000
Buildings	27,444,933	25,711	27,470,644	4,970,957	2.55	174,893	5,145,850	22,324,794	22,868,860
Turbines	44,585,426		44,585,426	12,679,701	5.19	469,352	13,149,053	31,436,373	33,449,948
Boilers	44,956,683		44,956,683	10,351,518	4.20	383,241	10,734,759	34,221,924	35,780,037
Transformers	6,358,163		6,358,163	1,839,262	5.33	63,582	1,902,844	4,455,319	4,709,647
Water treatment plant	1,180,310		1,180,310	270,316	5.33	11,802	282,118	898,192	945,400
Auxiliary equipment	381,162		381,162	110,276	5.34	3,813	114,089	267,073	282,325
Gas plant and gas pipeline	1,916,659		1,916,659	554,444	5.33	19,167	573,611	1,343,048	1,419,716
Tools	350,038		350,038	247,807	10.00	9,747	257,554	92,484	131,265
Vehicles	202,759	41,896	244,655	148,317	20.00	5,592	153,909	90,746	48,382
Furniture and fixtures	610,043	14,401	624,444	446,567	20.00	19,976	466,543	157,901	212,011
Installations	363,346		363,346	283,003	20.00	11,031	294,034	69,312	117,162
TOTAL	129,150,574	82,008	129,232,582	31,902,168		1,172,196	33,074,364	96,158,218	100,644,753

SCHEDULE II

CENTRAL TERMICA GÜEMES S.A.

FINANCIAL STATEMENTS AS OF MARCH 31, 2000 AND 1999
(three-month periods)
(stated in pesos)

INTANGIBLE ASSETS

	2000								1999
	Original Values			Amortization					
					Current Year				
Item	Balance at the beginning of the year	Additions	Balance at the end of the period	Accumulated at the beginning of the period	Rate %	Amount	Accumulated at the end of the period	Net resulting value	Net resulting value
Software	63,135	2,520	65,655	29,437	33	5,332	34,769	30,886	23,068
Programmed maintenance expenses	3,641,488		3,641,488	2,745,980	17	100,914	2,846,894	794,594	1,266,872
Corporate Notes Issue(1)	1,535,675		1,535,675	944,738	20	76,785	1,021,523	514,152	821,292
Rationalization of operating costs	309,002		309,002	309,002	20		309,002		32,037
Total	5,549,300	2,520	5,551,820	4,029,157		183,031	4,212,188	1,339,632	2,143,269

(1) It includes expenses incurred for the U$S 60,000,000 Corporate Notes issue maturing in November, 2001.

SCHEDULE III

CENTRAL TERMICA GÜEMES S.A.

FINANCIAL STATEMENTS AS OF MARCH 31, 2000 AND 1999

(three-month periods)
(stated in pesos)

ALLOWANCES—PROVISIONS

Items	2000				1999
	Balance at the beginning of the year	Increases	Decreases	Balance at the end of the period	Balance at the end of the period
Deducted from assets					
Allowance for bad debts	320,000			320,000	100,000
TOTAL	320,000			320,000	100,000
Included in liabilities					
Provision for contingencies	2,136,252	300,000		2,436,252	
Provision for severance payments	305,792	150,000	(105,611)	350,181	317,404
TOTAL	2,442,044	450,000(1)	(105,611)	2,786,433	317,404

(1) Charged to Other income and expense.

SCHEDULE IV

CENTRAL TERMICA GÜEMES S.A.

FINANCIAL STATEMENTS AS OF MARCH 31, 2000 AND 1999
(three-month periods)

FOREIGN CURRENCY DENOMINATED ASSETS AND LIABILITIES

	2000				1999		
	Foreign currency		Exchange rate $	Amount in Argentine currency and recorded amount (in pesos)	Foreign currency		Amount in Argentine currency and recorded amount (in pesos)
Item	Class	Amount			Class	Amount	
ASSETS							
CURRENT ASSETS							
Cash and banks	U$S	9,282	1.00	9,282	U$S	1,915	1,915
Accounts receivable	U$S	8,503,812	1.00	8,503,812	U$S	9,748,105	9,748,105
Other receivables	U$S	1,881,747	1.00	1,881,747			
Total Current Assets				10,394,841			9,750,020
TOTAL ASSETS				10,394,841			9,750,020
LIABILITIES							
CURRENT LIABILITIES							
Accounts payable							
Suppliers	U$S	2,155,140	1.00	2,155,140	U$S	3,999,311	3,999,311
Loans							
Corporate Notes	U$S	6,740,000	1.00	6,740,000	U$S	2,480,000	2,480,000
Total Current Liabilities				8,895,140			6,479,311
NON-CURRENT LIABILITIES							
Loans							
Corporate Notes	U$S	60,000,000	1.00	60,000,000	U$S	60,000,000	60,000,000
Total Non-Current Liabilities				60,000,000			60,000,000
TOTAL LIABILITIES				68,895,140			66,479,311

SCHEDULE V

CENTRAL TERMICA GÜEMES S.A.

INFORMATION REQUIRED BY ART. 64 Sec. b) OF LAW N° 19.550 FOR THE THREE MONTH PERIODS ENDED MARCH 31, 2000 AND 1999

Items	2000					1999
	Cost of sales	Transmission expenses	Administrative expenses	Financial expenses	Total	Total
			(stated in pesos)			
Fees	96,534		51,191		147,725	201,547
Salaries and wages	828,328	122,372	161,432		1,112,132	737,780
Social security charges	109,885	18,835	27,839		156,559	112,440
Fuel	4,977,050				4,977,050	6,507,130
Supplies and materials	222,175				222,175	134,068
Services contracted	151,799		178,735		330,534	253,860
Communications			59,957		59,957	38,566
Office expenses		10,422	48,328		58,750	25,684
Depreciation of fixed assets	1,147,740		24,456		1,172,196	1,249,900
Amortization of intangible assets	183,031				183,031	247,410
Insurance policies	63,394				63,394	66,696
Interest and exchange differences						2,085,132
Commissions and bank charges				23,961	23,961	14,687
Taxes and duties	1,057	22,305	51		23,413	5,603
Miscellaneous		40,708	32,626		73,334	129,466
TOTAL 2000	7,780,993	214,642	584,615	23,961	8,604,211	
TOTAL 1999	9,110,565	101,367	498,222	2,099,819		11,809,973

AUDITORS' REPORT

(Limited review)

To the President and Directors of
Central Térmica Güemes S.A.

1. Identification of the financial statements subject to our review

We have performed a limited review of the balance sheets of Central Térmica Güemes S.A. as of March 31, 2000 and 1999, the related statements of income, of changes in shareholders' equity and of changes in cash, including notes 1 to 10 thereto and supplemental schedules I to V, for the three-month periods then ended.

These financial statements are the responsibility of the Company's management. Our responsibility is to issue our report thereon based on our limited review.

2. Scope of our review

Our review was restricted to the application of the procedures for the limited reviews of financial statements for interim periods established by Technical Resolution No. 7 of the Argentine Federation of Professional Councils in Economic Sciences. A limited review consists basically in applying analytical procedures on the accounting information included in the financial statements and making enquiries to the personnel of the Company responsible for accounting and financial issues. The scope of this review is not as broad as that of an audit, the object of which is to express and opinion on the financial statements taken as a whole. Therefore, we do not express an opinion.

3. Prior clarifications

As mentioned in note 1, and as a consequence of a series of events, the Board of Directors of Central Térmica Güemes S.A. decided on March 29, 1999, to commence a restructuring process of Company's financial debts, and on May 14, 1999, to postpone interest payments of the Corporate Notes maturing on May 26, 1999. On October 29, 1999, the Board of Directors of the Company decided to reject the last proposal of financial restructuring submitted by the Notes Holders Committee as it included very heavy commitments and obligations for the Company and its shareholders.

Consequently, the Board of Directors of the Company resolved on November 2, 1999, to file a petition for "a scheme of arrangement prior to the adjudication in bankruptcy" (a process separate from that of bankruptcy aimed at the satisfaction of creditors and at the avoidance of the adjudication in bankruptcy). This decision was later ratified by the Special Meeting of Shareholders held on November 30, 1999. Said petition was filed with the corresponding authorities on November 3, 1999, suspending the accrual and recording of interest as from that date, in accordance with the Bankruptcy Law No. 24.522. The "scheme of arrangement" is at the proof of claims legal stage.

Actually, the Company continues to carry out its electric power production and marketing activities and the Board of Directors is committed to the preparation of a proposal to be submitted to the Company's creditors whose claims are allowed, that allows the payment of Company's debts and guarantees the continuity of the Company as a going concern.

The probable adjustments that may result from the "scheme of arrangement" cannot be objectively determined as of the date of the issuance of these financial statements. Therefore, the Board of Directors of the Company has decided to the maintain the valuation and exposure criteria that imply the continuance of the business. If this were not the case, significant adjustments could be necessary in relation to the valuation and exposure of the recoverable values of assets, as well as the acceptance of the obligations that would result from the hypothetical discontinuance of the business.

4. Limited review report

Based on the procedures applied as described in section 2, we are able to report that:

a) the financial statements as of March 31, 2000 and 1999, take into account all the events and circumstances we are aware of; and

b) we have no observations to raise with respect to such financial statements other than those mentioned in section 3.

5. Special information required by current legal regulations

(for the three-month period ended March 31, 2000)

a) The financial statements referred to in section 1 are shown in accordance with the provisions of Law No. 19.550 and those of General Resolution No. 290 of the National Securities Commission.

b) The amounts of the financial statements agree with the accounting records of the Company which are in the process of being transcribed to the Company's legal books of account.

c) The financial statements mentioned in section 1 have been transcribed to the Inventories and Financial Statements Book.

d) As part of our limited review, the scope of which is mentioned in section 2, we have examined the Informative Summary prepared by the Board of Directors as required by the National Securities Commission. With respect to such informative summary, we have no observations to raise as to matters within our professional competence.

e) According to the accounting records, liabilities accrued in favor of the Retirement and Pension Plan System as of March 31, 2000, amount to US$44,163.62, of which US$16,409.79 are due as of that date.

Buenos Aires, April 28, 2000
DELOITTE & CO. S.R.L.

STATUTORY AUDITORS' REPORT

To the shareholders of Central Térmica Güemes S.A.

In our capacity as statutory auditors, we have examined the documents detailed in chapter I, prepared in accordance with the provisions of General Resolution No. 290 of the National Securities Commission, to comply with the provisions of article 294 of Law 19.550. These documents are the responsibility of the Company's management.

I. IDENTIFICATION OF THE DOCUMENTS EXAMINED

a) Balance sheet as of March 31, 2000.

b) Statement of income for the three-month period ended March 31, 2000.

c) Statement of changes in shareholders' equity for the three-month period ended March 31, 2000.

d) Statement of changes in cash and cash equivalents for the three-month period ended March 31, 2000.

e) Notes 1 to 10 and supplemental schedules I to V to the financial statements as of March 31, 2000.

f) Informative summary required by the National Securities Commission for the three-month period ended March 31, 2000.

II. SCOPE OF OUR WORK

We have performed our examination in accordance with the current regulations which require that the documents detailed in items a) to e) of chapter I above, be examined in accordance with auditing standards generally accepted in Argentina for interim periods and that the statutory auditors examine as well the consistency of the documents subject to their review with the information regarding management decisions shown by the minutes and whether such decisions comply with the law and the Company's by-laws as to their formal and documentary aspects.

In conducting our review of the documents detailed in chapter I, we have examined the work performed by the external auditor, Deloitte & Co. S.R.L., who issued its report dated April 28, 2000, in accordance with auditing standards generally accepted in Argentina for the limited review of financial statements for interim periods. Our review included the work planning, nature, scope and occasion of the review procedures applied, and the conclusions of the limited review performed by said independent auditor. A limited review consists basically in applying analytical procedures on the accounting information included in the financial statements and making enquiries to the personnel of the Company responsible for accounting and financial issues. The scope of this review is not as broad as that of an audit, the object of which is to express and opinion on the financial statements taken as a whole. Therefore, we do not express an opinion. Provided that it is not our responsibility to control Company's management, our review did not include the criteria applied nor the decisions made by the different areas of the Company which are the responsibility of the Company's management.

III. PRIOR CLARIFICATIONS

As mentioned in note 1, and as a consequence of a series of events the Board of Directors of Central Térmica Güemes S.A. decided on March 29, 1999, to commence a restructuring process of Company's financial debts, and on May 14, 1999, to postpone interest payments of the Corporate Notes maturing on May 26, 1999.

On October 29, 1999, the Board of Directors of the Company decided to reject the last proposal of financial restructuring submitted by the Notes Holders Committee as it included very heavy commitments and obligations for the Company and its shareholders.

Consequently, the Board of Directors of the Company resolved on November 2, 1999, to file a petition for "a scheme of arrangement prior to the adjudication in bankruptcy" (a process separate from that of bankruptcy aimed at the satisfaction of creditors and at the avoidance of the adjudication in bankruptcy). This decision was later ratified by the Special Meeting of Shareholders held on November 30, 1999. Said petition was filed with the corresponding authorities on November 3, 1999, suspending the accrual and recording of interest of debts as from that date, in accordance with the Bankruptcy Law No. 24.522. The "scheme of arrangement" is at the proof of claims legal stage.

At present, the Company continues to carry out its electric power production and marketing activities and the Board of Directors is committed to the preparation of a proposal to be submitted to the Company's creditors whose claims are allowed, that allows the payment of Company's debts and guarantees the continuity of the Company as a going concern.

The probable adjustments that may result from the "scheme of arrangement" cannot be objectively determined as of the date of the issuance of these financial statements. Therefore, the Board of Directors of the Company has decided to the maintain the valuation and exposure criteria that imply the continuance of the business. If this were not the case, significant adjustments could be necessary in relation to the valuation and exposure of the recoverable values of assets, as well as the acceptance of the obligations that would result from the hypothetical discontinuance of the business.

IV. OPINION

Based on our review, as described in chapter II, we are able to report that:

a) the financial statements as of March 31, 2000, take into account all the events and circumstances we are aware of;

b) we have not other observations to raise with respect to such financial statements other than those mentioned in chapter III; and

c) The Informative Summary required by General Resolution No. 290/97 of the National Securities Commission for the three-month period ended March 31, 2000, includes the information required by item 6 —Appendix I of Book VII of General Resolution No. 290 of the National Securities Commission. The affirmations regarding the economic framework in which the Company carried out its activities, the company's management, and future events included in the above-mentioned document are the responsibility of the Company's Management. Furthermore, the amounts included in said document, as to matters within our professional competence, agree with the accounting records of the Company and with other pertinent documentation.

Buenos Aires,
April 28, 2000

ANNEX A

PRINCIPAL DIFFERENCES BETWEEN ARGENTINE GAAP AND U.S. GAAP

There are certain differences between Argentine GAAP and U.S. GAAP. Argentine GAAP are stated more generally than U.S. GAAP and the body of pronouncements in which Argentine GAAP are set forth is considerably smaller than those of U.S. GAAP. In addition, unlike U.S. GAAP, under Argentine GAAP there are no specific pronouncements for certain matters such as business combinations, translations of foreign currency, accounting and reporting for oil and gas producing activities, research and development costs, leases, accounting for futures contracts, post-retirement benefits, impairment of long lived assets, accounting for certain equity and debt securities and accounting for income taxes. Whenever any issue under any of these topics arises under Argentine GAAP, the most usual practice is to deduce an appropriate solution from the body of general pronouncements. In certain cases, relevant U.S. GAAP are referred for guidance.

The following summary of certain of the differences between Argentine GAAP and U.S. GAAP does not purport to be complete and is subject to, and is qualified in its entirety by reference to, the respective pronouncements of the Argentine and United States accounting professions.

Basis of Accounting; Adjustment for Inflation

Under U.S. GAAP, financial statements are prepared on the basis of historical cost. Exceptions are made to this general rule when the historical cost of an asset is impaired and market value is, therefore, lower. Under U.S. GAAP, therefore, changes in the value of assets being held are generally only recognized when there is a loss. Gains from holding assets are generally postponed until they are realized. This is in contrast to Argentine GAAP.

Under Argentine GAAP, through August 31, 1995, financial statements were required to be restated to account for the effect of inflation in accordance with certain specified rules. Although monetary items were maintained at their nominal values as of the ending date of the fiscal period for which financial statements were prepared, non-monetary assets were adjusted by the variation of the wholesale price index between the acquisition date and ending date of the fiscal period or were stated at replacement cost values. Holding gains or losses related to marketable investments and inventories and arising as a result of inflation were computed for the period and were accordingly credited or charged to income. See "—Price Level Restatement" below. Since August 31, 1995, both monetary items and non-monetary assets have been maintained at their nominal values as of the ending date of the fiscal period for which financial statements are being prepared.

Income Tax

The recording of inter-period allocations due to temporary differences is not a common practice among Argentine corporations. In Argentina, income tax is usually charged without considering the effect of such differences and the charge represents the estimated amount payable for the period.

Fixed Assets

The most common method used for reporting the value of fixed assets under Argentine GAAP is historical cost less accumulated depreciation. Through August 31, 1995, fixed assets were commonly restated for inflation using the wholesale price index. As an alternative, fixed assets can be stated at values resulting from a technical appraisal made by independent qualified professionals; the difference between the appraised value and restated residual cost must be included under a special reserve in stockholders' equity. In all cases, ending balances may not exceed the higher of market value or recoverable value through future operations. The Company's financial statements have been prepared on a historical cost basis. The priced levels of the Company's assets have been restated as of August 31, 1995. See "—Price Level Restatement" below.

Inventories

Under Argentine GAAP, inventories can be valued at replacement cost, or as an alternative, at the last restated purchase or production cost. First in-first out (FIFO), last in-first out (LIFO), weighted average or specific identification methods are all allowed under Argentine GAAP. Methods of adjusting for inflation are described above under "—Basis of Accounting; Adjustment for Inflation." In all cases, ending balances may not exceed net realizable value.

Dividends

Under Argentine law, dividends may only be declared upon a positive balance of retained earnings reflected in statutory financial statements.

Price Level Restatement

In accordance with Decree No. 316/95, all regulatory authorities, including the *Inspección General de Justicia* (for most private companies) and the CNV (for most public companies) have issued regulations not allowing the accounting recognition of the effect of the variations in the WPI as from September 1, 1995. Effective March 29, 1996, the Argentine Federation of Professional Councils of Economic Sciences does not require an auditor to qualify its report due to the lack of accounting for inflation as long as the variation of the WPI does not exceed an annual rate of 8.0%.

ANNEX B

GLOSSARY

Capacity . . . . An electric system must have sufficient capacity to meet peak hour demand plus a reserve requirement for unplanned outages. Some of the installed capacity is idle during periods when there is lower demand for energy output and during those periods some of the potential output is not generated. Capacity is generally measured in megawatts.

Capacity Factor . . . . The annual capacity factor is defined as the annual kilowatt hour sales divided by the product of the total hours in a year and the rated capacity of the utility in kilowatts.

Current . . . . The flow of electrons in a conductor. If the electrons possess energy, then this energy can be given up in the form of heat or electromagnetic force which can cause mechanical motion.

Demand . . . . For an integrated electric system, the amount of power demanded by consumers of energy at any point in time, including transmission and distribution losses.

Dispatch . . . . The schedule of production for all of the generating units on a power system, generally varying from moment to moment to match production with power demanded. As a verb, to dispatch a plant means to direct the plant to run. To dispatch a system means to determine the operating directions for all of the plants on the system. Generally, dispatching is done to minimize the incremental cost of the next required units of energy, although there are some deviations from this general standard because of operational, transmission or other limitations.

Distribution . . . . The part of the electric power system that takes power in bulk from a power sub-station to customer switches. It includes distribution sub-stations, circuits that extend from distribution sub-stations to every customer location, distribution transformers and metering equipment.

Energy . . . . The capacity to do work. The basic unit of energy is the Joule, which is defined in the International System as a force of one newton acting through a distance of one meter.

Generation . . . . Electricity in the large quantities required to supply electric power systems is produced in generating stations, or power plants. Such generation of electricity is achieved by converting the heat of fuel (coal, gas or uranium) or the hydraulic energy of water into electric energy. A generating station or facility may consist of several independent generating units.

GW . . . . Gigawatt. One gigawatt equals 1 billion watts, 1 million kilowatts or 1 thousand megawatts.

GWh . . . . Gigawatt-hour-One million kilowatt-hours. GWh is used to measure the annual energy output from large power generators.

kVV . . . . Kilovolt-One thousand volts.

kW . . . . Kilowatt-One thousand watts.

kWh . . . . Kilowatt-hour.

Load Factor . . . . The ratio of the average load in kilowatts supplied during a designated period to the peak or maximum load in kilowatts occurring in that period. Load factor, in percent, also may be derived by multiplying the Kilowatt-hours in the period by 100 and dividing the product of the maximum demand in kilowatts and the number of hours in the period.

Low Demand Hours . . . . The time of the day when system demand is below its maximum level.

m^3 . . . . One cubic meter.

Marginal Cost . . . . For the purposes of discussing the Argentine electric system, it is the cost of the unit generating at any point in time in order to meet the then-current demand.

MVA . . . . Larger transformers are normally categorized in terms of megavolt-amperes, where 1 MVA is 1,000,000 voltamperes. The capability of electrical equipment can be expressed by reference to its ability to handle given quantities of current at specified voltages.

MW . . . . Megawatt, or one million watts.

MWh . . . . Megawatt-hour, or one thousand kilowatt-hours.

Peak Hours . . . . The time of the day when an electric system experiences its maximum demand.

Power . . . . The time rate of transferring energy. In the same sense that speed is the time rate of motion of a body at a point in time, power is the rate of energy flow or consumption at a point in time and is expressed in terms of a specific number of kW or MW.

Reserve . . . . The generating capacity of a generating set that is realizable at a short notice to meet increased demand or losses of generation that are not planned.

SI . . . . The International System of Units measures physical quantities such as weight, time, distance and energy in standard metric units.

Sub-Station . . . . An assembly of equipment through which electric energy delivered by transmission circuits is passed in order to convert it to voltages more suitable for use by ultimate consumers.

Sub-Transmission . . . . A functional classification relating to that portion of power plants used for the purpose of distributing electric energy in bulk from convenient points to the transmission system and certain cases to ultimate consumers.

Tariff Structure . . . . A document filed with the regulatory authority(s) specifying lawful rates, rules and conditions under which the facility provides service to the public.

Thermal . . . . A type of electric generating facility in which the source of energy for the motive power is heat.

Transformer . . . . An electromagnetic device for changing the voltage level of alternating-current electricity.

Transmission Capacity . . . . The maximum amount of power that a transmission line can safely transmit, usually expressed in MW. A high voltage line generally has a higher capacity than a lower voltage line. Transmission lines are limited by several factors, including heating of the conductors from current flow, which causes the conductors to sag toward the ground.

Transmission Line . . . . An electrical connection between two points on a power system for the purpose of transferring high voltage electrical energy between the points. Generally, a transmission line consists of large wires, or conductors, held aloft by towers.

Transmission Losses . . . . Energy that appears as heat in the transmission line conductors, which is therefore unavailable for sale.

Voltage . . . . The energy level of the electrons flowing in an electric current. A high voltage line carries electrons that are at a high energy level. A high voltage line with a current flowing in it transmits more power than a low voltage line with the same current flowing in it. The symbol for the Volt is "V."

Watt . . . . The unit of power in the SI, which is equal to one Joule/second. The symbol for the Watt is "W".

Watt-hour . . . . The total amount of energy used in one hour by a device that requires one watt of power for continuous operation. Electric energy is commonly sold by the Kilowatt-hour.

ANNEX C

PROJECTIONS OF FINANCIAL RESULTS

The tables set forth below contain forecast results prepared by the Company for the 10 year period ended July 2010 assuming the Plan is approved and based on certain other assumptions as described herein (the "Forecast").

The inclusion of the Forecast herein should not be regarded as a representation by the Company or any other person that the Forecast will be achieved. In particular, the Forecast assumes, based on projections prepared by CAMMESSA, that electricity prices will increase. The price of electricity is highly volatile and no assurances can be given that such prices will be achieved. Accordingly, actual results may vary materially from the Forecast.

The Forecast is based upon a number of estimates and assumptions that while presented with numerical specificity and considered reasonable by the Company, are inherently subject to significant business, economic, competitive, regulatory and other uncertainties and contingencies, all of which are difficult to predict and many of which are beyond the control of the Company. The assumptions described herein are those that the Company believes are significant to the Forecast and reflect the Company's judgment as of the date hereof. The Forecast is necessarily speculative in nature, and it is usually the case that one or more of the assumptions do not materialize. Not all assumptions used in the preparation of the Forecast have been set forth herein.

The Forecast has been prepared for purposes of illustrating the results which could be achieved in the 10 year period ended December 31, 2009 (the "Forecast Period") on the principal assumptions that (1) the Plan will be approved in 2000 and (2) electricity prices will increase. The Forecast has been prepared on the assumption, as described below, that no external factors will adversely affect the Company or its business.

The actual results achieved during the Forecast Period will vary from those set forth in the Forecast, and those variations may be material. As disclosed elsewhere in this Consent Solicitation and Information Memorandum under "Risk Factors," the business and operations of the Company are subject to substantial risks which increase the uncertainty inherent in the Forecast. Many of the factors disclosed under the "Risk Factors" in this Consent Solicitation and Information Memorandum could cause actual results to differ materially from those expressed in the Forecast. The complexity of the Argentine wholesale electric power market makes it improbable that all the variables affecting the financial results of the Company will converge in the way that the Company has projected. These complexities, including the commencement of generation by the Yaciretá power plant, the growing demand in Brazil, and the regulatory changes proposed by the Argentine Government, will influence the future development of the Company's financial results. The Forecast does not include the potentially positive effect of the construction of a new transmission line to Brazil, nor the repowering of the Company's equipment to incorporate combined cycle technology. The Forecast assumes the successful implementation of the Company's business strategy. No assurance can be given that the Company's strategy will be effective, or that benefits from the Company's strategy will be realized during the Forecast Period, if ever.

The Forecast should be read together with the other information contained in the Consent Solicitation and Information Memorandum.

INDEPENDENT ACCOUNTANTS' SPECIAL REPORT ON PROJECTED FINANCIAL INFORMATION

Buenos Aires, July 10, 2000

To the President and Directors of
Central Térmica Güemes S.A.

1. Identification of the information subject to our review.

(a) Appendix I "Balance Sheet as of December 31, 1999 and Projected Balance Sheets for the years to be ended December 31, 2000 to 2009" with their basis of preparation which include the hypothesis used and estimates made for the projections, which were defined by the management and approved by the Board of Directors of Central Térmica Güemes S.A.

(b) Appendix II "Statement of Income for the year ended December 31, 1999 and Projected Statements of Income for the years to be ended on December 31, 2000 to 2009" with their basis of preparation which include the hypothesis used and estimates made for the projections, which were defined by the management and approved by the Board of Directors of Central Térmica Güemes S.A.

(c) Appendix III "Statement of Cash Flows for the year ended December 31, 1999 and Projected Statements of Cash Flows for the years to be ended December 31, 2001 to 2009" with their basis of preparation which include the hypothesis used and estimates made for the projections, which were defined by the Management and approved by the Board of Directors of Central Térmica Güemes S.A.

2. Scope of our review.

Our review was limited to the application of certain procedures established in Technical Resolution No. 7 of the Argentine Federation of Professional Councils in Economic Sciences, which we considered necessary to issue this special report, such as the following:

- To verify that the figures corresponding to the year ended December 31, 1999, agree with the entries in the Company's legal books of accounts.
- To verify, on a selective basis, the data compilation.
- To review, on a selective basis, that the projections made by the management and approved by the Board of Directors of the Company, agree with their basis of preparation.
- To make inquiries to and discuss with management the projections made in accordance with the basis of preparation.
- To review, on a selective basis, the arithmetical calculations made.

3. Prior clarifications.

(a) The projected balance sheets, statements of income and of cash flows, mentioned in section 1 above, have been prepared in accordance with the hypothesis and estimates referred to in the basis of preparation, which reflect the projected business strategy of the management and Board of Directors of Central Térmica Güemes S.A. The confirmation of said information depends mainly on the occurrence of the projected future events. Furthermore, other events and circumstances not considered in the hypothesis and estimates may occur and significantly affect the projected financial statements detailed in section 1 above.

(b) It is not the purpose of our review to issue an opinion on the reasonableness of the projected hypothesis and estimates, as they depend on future events which may or may not occur.

4. Independent Accountants' report.

Considering the clarifications of the preceding section, we do not express an opinion on the reasonableness of the projected financial statements referred to in section 1 above, prepared by the management and approved by the Board of Directors of Central Térmica Güemes S.A.

However, based on the procedures applied, with the scope mentioned in section 2 above, we are able to report that:

- The figures included in the financial statements for the financial year ended December 31, 1999, detailed in section 1 above, agree with the accounting records of Central Térmica Güemes S.A.
- The projected financial statements detailed in section 1 above have been prepared considering the hypothesis and estimates described in their basis of preparation.

DELOITTE & CO. S.R.L.

CENTRAL TÉRMICA GÜEMES S.A.

BALANCE SHEET AS OF DECEMBER 31, 1999 AND PROJECTED BALANCE SHEETS FOR THE YEARS TO BE ENDED DECEMBER 31, 2000 TO 2009

(in thousands of United States dollars)

	1999	2000	2001	2002	2003	2004	2005	2006	2007	2008	2009
ASSETS											
CURRENT ASSETS											
Cash	9,704	324	35	429	2,150	3,406	4,546	4,137	5,330	5,962	5,878
Accounts Receivable	7,764	6,002	7,777	7,790	8,696	8,270	8,425	8,299	8,580	8,529	8,454
Supplies and Materials	1,891	1,831	1,835	1,827	1,833	1,824	1,849	1,830	1,845	1,830	1,821
Other Receivables	1,036	503	503	493	483	473	463	453	443	433	423
TOTAL CURRENT ASSETS	20,395	8,660	10,150	10,540	13,162	13,972	15,282	14,718	16,197	16,754	16,575
NON CURRENT ASSETS											
Assets of Privatization	126,843	126,843	126,843	126,843	126,843	126,843	126,843	126,843	126,843	126,843	126,843
Fixed Assets	2,278	7,558	7,794	8,065	8,345	8,641	8,972	9,203	9,483	9,764	10,045
Less: Accumulated Depreciation	(31,872)	(36,543)	(41,490)	(46,390)	(51,418)	(56,454)	(61,514)	(66,339)	(71,534)	(76,644)	(81,756)
Other Assets	1,908	1,599	1,599	1,599	63	63	63	63	63	63	63
Programmed Maintenance Expenses	3,641	4,079	6,028	5,795	5,795	5,795	4,607	5,957	5,957	7,057	8,157
Less: Accumulated Amortization	(4,029)	(3,502)	(4,609)	(4,444)	(3,669)	(4,430)	(3,805)	(4,593)	(5,381)	(6,352)	(7,507)
TOTAL NON CURRENT ASSETS	98,769	100,034	96,165	91,467	85,959	80,457	75,165	71,133	65,431	60,730	55,844
TOTAL ASSETS	119,164	108,694	106,314	102,007	99,121	94,429	90,447	85,852	81,628	77,484	72,419
LIABILITIES	1,520.14										
CURRENT LIABILITIES											
Accounts Payable	530	464	597	602	663	677	692	658	684	669	735
Payroll and Social Security Charges	5,181	6,632	6,512	6,208	5,934	5,596	5,277	4,948	4,635	4,311	3,908
Other Liabilities	24	24	9	9	9	9	9	9	9	9	9
Accruals	740	740	740	740	740	740	740	740	740	740	740
TOTAL CURRENT LIABILITIES	6,476	7,860	7,859	7,559	7,347	7,021	6,719	6,355	6,069	5,729	5,393
NON CURRENT LIABILITIES											
Loans	66,740	54,000	54,000	54,000	54,000	54,000	54,000	54,000	54,000	54,000	54,000
Bank Revolver	0	0	0	0	0	0	0	0	0	0	0
Restructuration Balance		0	0	0	0	0	0	0	0	0	0
TOTAL NON CURRENT LIABILITIES	66,740	54,000	54,000	54,000	54,000	54,000	54,000	54,000	54,000	54,000	54,000
TOTAL LIABILITIES	73,216	61,860	61,859	61,559	61,347	61,021	60,719	60,355	60,069	59,729	59,393
SHAREHOLDERS EQUITY											
Capital Stock	68,247	68,247	68,247	68,247	68,247	68,247	68,247	68,247	68,247	68,247	68,247
Retained Earnings											
Beginning Balance	(11,481)	(15,559)	(21,413)	(23,791)	(27,799)	(30,472)	(34,839)	(38,519)	(42,750)	(46,689)	(50,492)
Profit (Loss)	0	(5,854)	(2,378)	(4,008)	(2,673)	(4,367)	(3,680)	(4,232)	(3,938)	(3,803)	(4,729)
Ending Balance	(10,817)	(21,413)	(23,791)	(27,799)	(30,472)	(34,839)	(38,519)	(42,750)	(46,689)	(50,492)	(55,221)
Dividends											
TOTAL SHAREHOLDERS EQUITY	45,948	46,834	44,456	40,448	37,775	33,408	29,728	25,497	21,558	17,755	13,026
TOTAL	119,164	108,694	106,314	102,007	99,121	94,429	90,447	85,852	81,628	77,484	72,419

CENTRAL TÉRMICA GÜEMES S.A.

STATEMENTS OF INCOME FOR THE YEAR ENDED DECEMBER 31, 1999 AND PROJECTED STATEMENTS OF INCOME FOR THE YEARS TO BE ENDED DECEMBER 31, 2000 TO 2009
(in thousands of United States dollars)

	1999	2000	2001	2002	2003	2004	2005	2006	2007	2008	2009
Revenues											
Total Operating Revenues	84,035	82,945	84,843	84,984	94,869	90,214	91,913	90,533	93,597	93,046	92,223
Average Sales Price	24.59	25.29	24.15	24.33	26.77	25.60	26.05	26.64	26.24	26.44	26.42
Less: Energy Purchases	41,878	41,863	40,102	40,997	46,212	43,526	44,696	45,288	45,248	45,644	45,218
Net Revenues	42,157	41,082	44,741	43,987	48,657	46,688	47,217	45,245	48,349	47,402	47,005
Average Sales Price	24.59	25.50	24.20	24.14	25.97	25.07	25.42	25.17	25.48	25.81	25.80
Operating Expenses											
Fuel	24,563	20,884	23,009	22,835	25,205	26,046	26,118	24,511	26,737	25,955	26,535
Salaries	4,109	5,267	5,244	5,244	5,267	5,244	5,244	5,244	5,267	5,244	5,267
Operating Expenses	4,269	3,988	3,752	3,735	4,233	4,163	4,193	3,906	3,978	3,822	3,751
Transmission Costs	5,509	6,186	6,300	6,300	6,300	4,896	5,040	5,736	5,940	5,940	5,940
Taxes	196	180	180	180	180	180	180	180	180	180	180
Total Operating Expenses	38,646	36,506	38,485	38,294	41,185	40,529	40,775	39,578	42,103	41,142	41,673
Operating Net Income	3,510	4,576	6,256	5,693	7,472	6,158	6,441	5,667	6,246	6,260	5,332
Depreciations	4,844	4,672	4,947	4,900	5,028	5,036	5,060	4,824	5,196	5,110	5,112
Amortizations	892	941	1,107	1,068	761	761	563	788	788	971	1,155
5% Notes Interest Expenses	6,082	(87)	1,370	1,705	2,447	2,922	2,815	2,719	2,753	2,652	2,598
Extraordinary Loss	1,460	3,706	0	0	0	0	0	0	0	0	0
Income (Loss) Before Taxes	(9,767)	(4,654)	(1,168)	(1,980)	(764)	(2,561)	(1,997)	(2,664)	(2,490)	(2,473)	(3,533)
Assets Tax	1,050	1,200	1,210	2,027	1,909	1,806	1,683	1,568	1,448	1,331	1,196
Net Income (Loss)	(10,817)	(5,854)	(2,378)	(4,008)	(2,673)	(4,367)	(3,680)	(4,232)	(3,938)	(3,803)	(4,729)

CENTRAL TÉRMICA GÜEMES S.A.

STATEMENTS OF CASH FLOWS FOR THE YEAR ENDED DECEMBER 31, 1999 AND PROJECTED FINANCIAL STATEMENTS OF CASH FLOWS FOR THE YEARS TO BE ENDED DECEMBER 31, 2000 TO 2009

(in thousands of United States dollars)

	1999	2000	2001	2002	2003	2004	2005	2006	2007	2008	2009
Operating Cash Flow											
Net Income (Loss)	(10,817)	(5,854)	(2,378)	(4,008)	(2,673)	(4,367)	(3,680)	(4,232)	(3,938)	(3,803)	(4,729)
Depreciations	4,844	4,672	4,947	4,900	5,028	5,036	5,060	4,824	5,196	5,110	5,112
Amortizations	892	941	1,107	1,068	761	761	563	788	788	971	1,155
Total Operating Cash Flow	(5,082)	(242)	3,676	1,961	3,115	1,431	1,943	1,381	2,045	2,278	1,538
Sources and Uses of Funds (Working Capital)											
Accounts Receivable	515	1,761	(1,775)	(13)	(906)	427	(156)	127	(281)	50	75
Supplies and Materials	(423)	60	(3)	7	(6)	9	(25)	19	(15)	15	9
Other Receivables	(542)	534	0	10	10	10	10	10	10	10	10
Accounts Payable	(2,182)	(66)	133	4	62	13	16	(35)	27	(15)	66
Payroll and Social Security Charges	1,335	1,451	(120)	(304)	(274)	(338)	(318)	(329)	(313)	(325)	(402)
Other Liabilities	15	0	(15)	0	0	0	0	0	0	0	0
Provisions	2,094	0	0	0	0	0	0	0	0	0	0
Net Working Capital	812	3,740	(1,780)	(296)	(1,114)	121	(473)	(209)	(572)	(265)	(242)
Sources and Uses of Funds (Long Term)											
Assets of Privatization	0	0	0	0	0	0	0	0	0	0	0
Fixed Assets	(276)	(5,281)	(236)	(271)	(281)	(296)	(331)	(231)	(281)	(281)	(281)
Other Assets	(22)	(0)	0	0	0	0	0	0	0	0	0
Programmed Maintenance Expenses	0	(1,597)	(1,949)	(1,000)	0	0	0	(1,350)	0	(1,100)	(1,100)
Loans	6,060	(12,740)	0	0	0	0	0	0	0	0	0
Bank Revolver											
Restructuration Balance	0	0	0	0	0	0	0	0	0	0	0
Net Long Term	5,762	(19,618)	(2,185)	(1,271)	(281)	(296)	(331)	(1,581)	(281)	(1,381)	(1,381)
Superavit (Deficit) Before Dividends	1,493	(16,120)	(289)	395	1,720	1,256	1,140	(409)	1,193	632	(85)
Bank Revolver (Cash)											
Beginning Balance	(8,211)	(9,704)	(324)	(35)	(429)	(2,150)	(3,406)	(4,546)	(4,137)	(5,330)	(5,962)
Deficit (Surplus)	(1,493)	9,380	289	(395)	(1,720)	(1,256)	(1,140)	409	(1,193)	(632)	85
Dividends	0	0	0	0	0	0	0	0	0	0	0
Ending Balance	(9,704)	(324)	(35)	(429)	(2,150)	(3,406)	(4,546)	(4,137)	(5,330)	(5,962)	(5,878)

CENTRAL TÉRMICA GÜEMES S.A.

PROJECTED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2000 TO 2009

BASIS OF PREPARATION

Prior Clarification

As a consequence of a series of events, the Board of Directors of Central Térmica Güemes S.A. (the "Company") decided on March 29, 1999, to commence a restructuring process of its financial debts, and on May 14, 1999, to postpone the interest payments due on May 26, 1999, and thereafter, on the Company's 12% Notes due 2001.

On October 29, 1999, the Board of Directors of the Company decided to reject the last proposal of financial restructuring submitted by the ad hoc committee of holders of such Notes, as it included very heavy commitments and obligations for the Company and its shareholders.

Consequently, the Board of Directors of the Company resolved on November 2, 1999, to file a petition for a court-supervised reorganization. This decision was later ratified by the special meeting of shareholders of the Company held on November 30, 1999. Said petition was filed with the corresponding authorities on November 3, 1999, suspending the accrual and payment of interest as from that date, in accordance with Argentine Bankruptcy Law No. 24.522. The court-supervised reorganization is at the proof of claims legal stage.

At present, the Company continues to carry out its electric power generation and marketing activities, and the Board of Directors is committed to the preparation of a proposal to be submitted to the Company's creditors that allows the payment of the Company's debts and ensures the continuity of the Company as a going concern.

Basis of Preparation

(a) Financial data corresponding to the year ended December 31, 1999: the information included is that arising from the legal books of account of the Company.

(b) Projected financial data for the years to be ended December 31, 2000 to 2009: the data have been projected in accordance with the criteria, hypothesis and estimates set forth below.

Operating Revenues

For determining the revenues from sales to the Term Market, all the contracts in force have been considered, and the calculation of the energy sold has been made considering the sale prices agreed upon in each of the contracts and the projections made by management, based on the forecast of price levels and contracts to be signed in the future.

For determining the revenues from the sales to the Spot Market (CAMMESA), the projections (regarding volume and price) made by management were used. Such projections are based on the forecast of future average generation, consumption and marketing of electric power.

Operating Expenses

The projected operating expenses are directly related to the levels of operating revenues determined in accordance with the preceding paragraph. Furthermore, these expenses are based on the projections made by management which consider the forecast of fuel consumption, fuel price levels, salaries, transmission expenses and other operating expenses, considering the prospects for the energy market activity.

Depreciation

Depreciation was determined by applying the straight-line method according to the estimated useful life of each asset, except for certain assets which are depreciated using the projected production units method.

Amortization

Amortization was determined by applying the straight-line method according to the estimated useful life of each item.

Note Interest Expense

Include interest per annum on the New Notes (1% in 2000, 2.25% in 2001, 2.75% in 2002, 4% in 2003 and 5% from 2004 to 2009 on a principal of US$54,000,000) and the tax on interest paid (15% according to current regulations), net of the interest generated by the temporary investments of funds projected by the Company, estimating an investment rate of 8.5% per annum.

Extraordinary Loss

It includes the projection of the charges related to the financial restructuring of the Company's debt.

Income Tax

Over the projected years, no amount is expected to be paid for income tax as the Company has a tax loss as of December 31, 1999. Also no taxable income is expected to be generated during the years under analysis.

Assets Tax

This amount has been determined taking into account the estimates made by the Company which result from calculating the 1% over the total assets as of each year-end, plus accrued interest on the tax debt approved in the court-supervised reorganization, the principal of which is estimated to be repaid in installments according to a payment plan.

Accounts Receivable

It includes the balance as of each year-end in accordance with the estimates made by the Company, taking into account the historical level of collections of the sales of each year.

Supplies and Materials

Inventories have been projected based on the assumptions regarding the levels of materials to be used for maintenance and operation purposes.

Assets from Privatization

It includes the assets received in the privatization process that took place during 1992, the balance of which as of each year-end does not change with respect to December 31, 1999.

Fixed Assets

It includes fixed assets as of December 31, 1999, plus the additions estimated by the Company during the projected years.

Programmed Maintenance Expenses

It includes maintenance costs charged as of December 31, 1999, the benefits of which will be evident in more than one year. It also includes the estimates made by the Company regarding maintenance costs of the steam turbo generators which will be charged during the projected years.

Accumulated Depreciation/Amortization

It includes accumulation of the balance as of December 31, 1999, of the depreciation/amortization estimated by the Company of fixed assets and of intangible assets in accordance with the useful lives assigned and the projected units to be produced.

Accounts Payable

It includes balances estimated by the Company as of each year-end projected in accordance with the levels of costs and expenses and the expected equilibrium in cash balances.

Taxes and Payroll and Social Security Charges

Tax and social security debts have been projected in accordance with the annual payment plans of tax and social security debts and with the debts approved in the court-supervised reorganization, plus accrued interest estimated for each year.

Other Liabilities and Accruals

They include average historical balances estimated by the Company like fees, dividends payable, general expenses and other.

Long-Term Loans

The balance as of 1999 year-end includes the debt arising from the US$60,000,000 in aggregate principal amount of the Company's 12% Notes due 2001, plus accrued interest until the commencement of the court-supervised reorganization. The balances as of the projected year-ends estimated by the Company include a debt for the New Notes in an aggregate principal amount of US$54,000,000, for which no accrual of interest has been calculated as it is going to be paid in cash in semiannual installments.

[THIS PAGE INTENTIONALLY LEFT BLANK]

Central Térmica Güemes S.A.

Consent Solicitation and
Information Memorandum

The Balloting Agent:

Bondholder Communications Group

By Mail/Overnight Delivery/Hand

Bondholder Communications Group
30 Broad Street, 46th Floor
New York, New York 10004
Attention: Carmen Torres
e-mail: Contact@bondcom.com
Website www.bondcom.com/ctg

By Facsimile

(212) 422-0790

Confirm by Telephone
Toll Free: 1-888-385-BOND (2663)
(212) 809-2663

ADDITIONAL COPIES

Requests for additional copies of this Solicitation Statement or any ballot should be directed to the Balloting Agent. You may also contact your local broker, dealer, commercial bank, trust company or nominee for assistance concerning the Plan.

CUSIP No.	ISIN Code	Common Code
15548PAD3	US15548PAD33	11844014


CENTRAL TERMICA
GÜEMES S.A.

SUPPLEMENT DATED OCTOBER 4, 2000 TO CONSENT SOLICITATION AND INFORMATION MEMORANDUM DATED JULY 10, 2000, REGARDING PLAN OF FINANCIAL RESTRUCTURING, INCLUDING AN EXCHANGE OF US$6,000,000 IN CASH AND VARIABLE RATE NOTES DUE 2010 IN AN AGGREGATE PRINCIPAL AMOUNT OF US$54,000,000 (THE "NEW NOTES") FOR OUTSTANDING 12% NOTES DUE 2001 IN THE AGGREGATE PRINCIPAL AMOUNT OF US$60,000,000 (THE "OLD NOTES")

Central Térmica Güemes S.A.

(incorporated in the Republic of Argentina)

This supplement has been prepared and should be read in conjunction with the Consent Solicitation and Information Memorandum dated July 10, 2000. This supplement and the Consent Solicitation and Information Memorandum together form one document (the "Listing Particulars")

Responsibility

Central Térmica Güemes S.A. accepts responsibility for the information contained in this Listing Particulars. To our best knowledge, the information contained in this Listing Particulars is accurate and does not omit anything likely to affect the import of this Listing Particulars. Neither the delivery of this Listing Particulars nor any subscription, sale or purchase made in connection herewith shall, under any circumstances, constitute a representation or create any implication that the information herein is correct as at any time subsequent to its date.

Nobody is authorized to give information other than that contained in this Listing Particulars and in the documents referred to herein and which are made available for inspection by the public.

Application has been made to list the New Notes on the Luxembourg Stock Exchange.

The global security representing the issue of the New Notes have been deposited with the custodian of The Depository Trust Company ("DTC"), in which Euroclear System ("Euroclear") and Clearstream Banking S.A. ("Clearstream") are participants, upon the issuance of the New Notes on September 26, 2000. Definitive notes can be issued under certain circumstances.

The New Notes have been accepted for clearance through DTC, Euroclear and Clearstream systems.

TERMS OF THE NEW NOTES

- The New Notes are Variable Rate Notes due 2010 in an aggregate principal amount of US$54,000,000.

- The maturity date for the New Notes is September 26, 2010.

- The interest on the New Notes will be payable in cash semi-annually on March 26 and September 26 at an annual rate of 2.0% during the first year, 2.5% during the second year, 3.0% during the third year and 5.0% thereafter. The interest on the New Notes will begin to accrue upon their issuance on September 26, 2000 and the first interest payment on the New Notes is scheduled for March 26, 2001. The interest payments on the New Notes will reflect the second year rate beginning with the interest payment scheduled for March 26, 2002. The interest rate will change accordingly on March 26 of each subsequent year.

- The New Notes are redeemable at their principal amount at maturity together with accrued interest thereon, if any to the redemption date.

- There is no issue price for the New Notes. The New Notes will be issued upon the exchange of Old Notes.

LISTING AND GENERAL INFORMATION

So long as the New Notes are listed on the Luxembourg Stock Exchange and the rules of such stock exchange shall so require, copies of the Bylaws of the Company (translated into English) and the Indenture will be available at the office of Banque Internationale à Luxembourg S.A., 69, Route d'Esch, L-1470 Luxembourg. So long as the New Notes are listed on the Luxembourg Stock Exchange and the rules of such stock exchange shall so require, copies of the consolidated financial statements of the Company for the year ended December 31, 1998, and subsequent years and any and all annual and quarterly reports of the Company will be available during normal business hours on any weekday at the office of Banque Internationale à Luxembourg S.A., 69, Route d'Esch, L-1470 Luxembourg. So long as the New Notes are listed on the Luxembourg Stock Exchange and the rules of such stock exchange shall so require, copies of all other material documents referenced herein that are entered into in connection with the offering will be available during normal business hours on any weekday at the office of Banque Internationale à Luxembourg S.A., 69, Route d'Esch, L-1470 Luxembourg.

Upon the issue of definitive notes, holders will be able to transfer definitive notes at the office of the Registrar or Co-Registrar. In the case of a transfer of only part of a definitive note, a new definitive note in respect of the balance of the principal amount of the definitive note not transferred will be delivered at the office of the Registrar or the relevant Co-Registrar, as the case may be, or sent by mail to the transferor.

As long as the New Notes are listed on the Luxembourg Stock Exchange, a Paying Agent and Co-Registrar will be maintained in Luxembourg.

In the case of an Optional Redemption, a publication will be made in Luxembourg notifying the holders of the New Notes of the Optional Redemption.

All reports made to holders of the New Notes will be made available in Luxembourg at the office of the Paying Agent.

The Company was incorporated under the laws of the Republic of Argentina on July 27, 1992. The creation and issuance of the New Notes was authorized by a unanimous resolution adopted by the Company's shareholders at a special meeting of all its shareholders held on June 23, 2000, and by a resolution of the Company's Board of Directors dated August 4, 2000.

There has been no material adverse change in the financial position of the Company since March 31, 2000.

In respect of the New Notes, the Company has appointed The Bank of New York as Trustee, Co-Registrar and Principal Paying Agent, Banco Rio de la Plata S.A. as Registrar and Paying Agent in Argentina, and Banque Internationale à Luxembourg S.A. as Co-Registrar and Paying Agent in Luxembourg.

The Global Securities distributed pursuant to Rule 3(a)(9) under the United States Securities Act have been accepted for clearance through the facilities of the DTC.

While any New Notes remain outstanding and the Company has not obtained and kept in effect the exemption pursuant to Rule 12g(3)-(2)(b) under the Exchange Act, the Company shall provide to the holders of the New Notes and prospective investors, upon their request, the information required to be delivered pursuant to Rule 144A(d)(4) under the Securities Act. Written requests for such information should be addressed to the Company at:

Central Térmica Güemes S.A.
Ruta Nacional 34, Km.1135
Güemes, Salta
Argentina
Attn: Carlos Peralta

The Company's telephone number is: 54-387-439-2737.

SUMMARY FINANCIAL DATA

Since the date of this capitalization table, there has been no material change in the capitalization of the Company.

STATEMENTS OF INCOME FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2000 AND 1999
(in Pesos)

	2000	1999
Net sales	16,751,776	18,442,522
Cost of sales	(15,827,761)	(17,525,026)
Gross profit	924,015	917,496
Transmission expenses	(520,219)	(149,661)
Administrative expenses	(1,170,106)	(1,324,963)
Other expense	(889,958)	(502,248)
Financial results		
Generated by assets	512,282	446,761
Generated by liabilities	(41,961)	(4,184,729)
Ordinary loss	(1,185,947)	(4,797,344)
Extraordinary income	(408,887)	
Net loss for the period	(1,594,834)	(4,797,344)

BALANCE SHEETS AS OF JUNE 30, 2000 AND 1999
(in Pesos)

	June 30, 2000	June 30, 1999
ASSETS		
Current Assets		
Cash and Bank Deposits	1,727,767	1,515,808
Investments	10,315,159	3,591,143
Trade Receivables	9,175,773	9,626,425
Other Receivables	1,671,934	3,737,809
Supplies and Materials	1,833,118	1,512,372
Total Current Assets	24,723,751	19,983,557
Non-Current Assets		
Property, Plant and Equipment	95,098,252	99,496,744
Intangible Assets	1,159.075	2,456,832
Total Non-Current Assets	96,257,327	101,953,576
Total Assets	120,981,078	121,937,133
LIABILITIES		
Current Liabilities		
Accounts Payable	2,036,228	1,854,192
Loans	7,732,239	4,612,487
Payroll and Social Security	304,351	121,002
Taxes	3,313,216	1,363,826
Several Payment Accrual	9,000	21,590
Miscellaneous	2,736,252	1,686,252
Total Current Liabilities	16,131,286	9,659,349
Non-Current Liabilities		
Loans	60,000,00	60,000,00
Reserve	496,311	309,404
Total Non-Current Liabilities	60,496,311	60,309,404
Total Liabilities	76,627,597	69,968,753
Total Stockholders' Equity	44,353,481	51,968,380
Total Liabilities and Stockholders' Equity	120,981,078	121,937,133

STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY FOR THE SIX-MONTH PERIOD ENDED JUNE 30, 2000 (in Pesos)

	Capital stock	Adjustment to capital	Legal reserve	Unappropriated Retained earnings	Total
Balances at the beginning of the year......	62,906,000	5,341,154	412,206	(22,711,045)	45,948,315
Net loss for the period............................				(1,594,834)	(1,594,834)
Balances at the end of the period............	62,906,000	5,341,154	412,206	(24,305,879)	44,353,481

STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY FOR THE SIX-MONTH PERIOD ENDED JUNE 30, 1999 (in Pesos)

	Capital stock	Adjustment to capital	Legal reserve	Unappropriated Retained earnings	Total
Balances at the beginning of the year.....	62,906,000	5,341,154	412,206	(11,893,636)	56,765,724
Net loss for the period............................				(4,797,344)	(4,797,344)
Balances at the end of the period...........	62,906,000	5,341,154	412,206	(16,690,980)	51,968,380

STATEMENTS OF CHANGES IN CASH FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2000 AND 1999
(in Pesos)

	2000	1999
Changes In Cash		
Balance at the beginning of the year	9,704,243	6,425,249
Net increase (decrease) in cash	2,338,683	(1,318,298)
Cash at end of period	12,042,926	5,106,951
Causes of the Variation Of Cash		
Net loss for the period	(1,594,834)	(4,797,344)
Add: items not representing use of cash:	3,686,773	4,584,231
Cash provided by (applied to) ordinary operations	2,091,939	(213,113)
Net increase in liabilities	814,785	992,187
Decrease (increase) of supplies and materials	58,311	(44,131)
Other sources of cash	873,096	948,056
Total sources of cash	2,965,035	734,943
Net (decrease) increase in accounts receivables	(217,264)	(1,244,361)
Purchases of fixed assets	(190,343)	(83,908)
Increase of intangible assets	(5,208)	(560,973)
Net increase of other credits	(213,537)	(2,652,721)
Total uses of cash	(626,352)	(2,053,241)
Net increase (decrease) in cash	2,338,683	(1,318,298)

REGISTERED OFFICE OF CENTRAL TÉRMICA GÜEMES S.A.
Ruta Nacional 34
Km. 1135, Güemes
Salta, Argentina

AUDITORS OF CENTRAL TÉRMICA GÜEMES S.A.
Deloitte & Touche
Florida 234, Piso 5
1005 Buenos Aires, Argentina

TRUSTEE, CO-REGISTRAR AND PRINCIPAL PAYING AGENT

The Bank of New York
101 Barclay Street
New York, NY 10286

REPRESENTATIVE OF THE TRUSTEE IN ARGENTINA

Banco Rio de la Plata
Bartolome Mitre 480, 11th Floor
1036 Buenos Aires, Argentina

CO-REGISTRAR, PAYING AGENT AND LISTING AGENT
in Luxembourg

Banque Internationale à Luxembourg S.A.
69 Route d'Esch
L-1470 Luxembourg

LEGAL ADVISERS

To Central Térmica Güemes S.A.

as to U.S. Law

Morgan, Lewis & Bockius LLP
101 Park Avenue
New York, NY 10178

as to Argentine Law

Estudio O'Farrell
Avenida de Mayo 645
1084 Buenos Aires, Argentina

To the Trustee

as to U.S. Law

White & Case LLP
1155 Avenue of the Americas
New York, NY 10036

as to Argentine Law

Perez Alati, Grondona, Benites, Arntsen & Martinez de Hoz
Suipacha 111 - Piso 8 1003
1368 Buenos Aires, Argentina